June 30, 2025

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe EDGX Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

Enclosed please find an amendment of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

- Exhibit D (updated to provide financial statements for the latest fiscal year for each subsidiary or affiliate of the Exchange);
- Exhibit I (updated to provide audited financial statements for the latest fiscal year for the Exchange);
- Exhibit K (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit M (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit N (updated to provide all securities listed on the exchange, securities admitted to unlisted privileges, exempt securities and all other securities traded on the Exchange

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits D, I, K, M & N currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,
Laura Dickman

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 3:00pm on 06/30/25

Enclosures

**** Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.***

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **06/30/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe EDGX Exchange, Inc.

25000244

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312) 786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel (Title) Cboe EDGX Exchange, Inc. (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/30/25 (MM/DD/YY) Cboe EDGX Exchange, Inc. (Name of Applicant)

By: Laura Dickman [signature executed at 3:00pm on 06/30/25] (Signature) Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Attachment

Summary of changes made to Exhibit D:

- Updated consolidated financial statements for each subsidiary or affiliate of the Exchange (as of 12/31/24)

Summary of changes made to Exhibit I:

- Updated audited financial statements (as of 12/31/24)

Summary of changes made to Exhibit K:

- No changes since previous submission

Summary of changes made to Exhibit M:

- No change since previous submission

Summary of changes made to Exhibit N:

- Updated data as of 06/04/25

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

---

1. Financial statements of each subsidiary and affiliate

2. Cboe Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2024 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

3. Cboe C2 Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2024 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

4. Cboe BZX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2024 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

5. Cboe BYX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2024 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

6. Cboe EDGA Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2024 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

Cboe Global Markets, Inc.
Consolidating Balance Sheet
As of December 31, 2024
(unaudited)

	Total	BETF Cboe ETF.com, Inc.	BGMI Bats Global Markets, Inc. - Foreign Affiliate	BGSL BIDS Global Services LLC	BIDSAUS BIDS Australia PTY. LTD.	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd.	BIDSTL BIDS Trading Ltd.	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited
Current assets:											
Cash and cash equivalents	920,319,157	-	-	19,947,243	59,759	11,099,929	2,260,931	118,365	10,386,484	71,114,220	23,432,039
Financial investments	110,278,436	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net of $6.6 allowance for credit losses at December 31, 2024	444,551,024	-	8,537	48,738,297	62	59,739,814	10,839,367	36,578	37,251,654	101,720,125	88,381,079
Margin deposits, clearing funds, and interoperability funds	845,450,597	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	73,815,375	-	-	-	-	-	-	-	-	-	43,055
Other current assets	84,599,593	-	-	-	-	417,047	11,290	-	189,314	2,728,616	787,477
Total current assets	**2,479,014,183**	**-**	**8,537**	**68,685,540**	**59,821**	**71,256,789**	**13,111,588**	**154,943**	**47,827,452**	**175,562,961**	**112,643,650**
Investments	383,710,296	-	-	197,492	-	13,141,230	-	-	-	41,320,313	1,198,998,432
Land	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	118,041,906	(1,826)	-	-	-	484	69,931	-	-	8,772,874	53,277
Property held for sale	-	-	-	-	-	-	-	-	-	-	-
Operating lease right of use assets	124,528,172	-	-	-	-	1,290,068	143,768	-	-	8,528,984	4,067,376
Goodwill	3,124,176,237	-	-	-	-	100,053,364	-	-	-	264,613,565	-
Intangible assets, net	1,376,918,905	-	-	-	-	117,051,978	-	-	-	253,221,021	-
Other assets, net	182,666,088	1,826	-	-	2,059	11,866	924,708	-	-	607,581	(15,258,288)
Total assets	**7,789,055,787**	**-**	**8,537**	**68,883,032**	**61,880**	**302,805,779**	**14,249,995**	**154,943**	**47,827,452**	**752,627,299**	**1,300,504,447**
Current liabilities:											
Accounts payable and accrued liabilities	359,681,645	-	576,183	49,388,653	9,926	54,041,108	10,849,183	27,507	34,579,557	95,935,973	94,237,647
Section 31 fees payable	181,972,232	-	-	-	-	-	-	-	-	-	-
Deferred revenue	6,403,726	-	-	-	-	-	-	-	-	1	-
Margin deposits, clearing funds, and interoperability funds	845,507,530	-	-	-	-	-	-	-	-	-	-
Income taxes payable	1,558,024	-	-	-	-	0	(11,428)	8,317	-	172,404	(0)
Total current liabilities	**1,395,123,157**	**-**	**576,183**	**49,388,653**	**9,926**	**54,041,109**	**10,837,756**	**35,824**	**34,579,557**	**96,108,378**	**94,237,647**
Long-term debt	1,441,034,953	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	304,969,999	-	-	-	-	-	-	-	-	-	-
Deferred income taxes	186,822,217	-	-	-	-	5,960,326	-	-	-	63,267,482	8,865
Non-current operating lease liabilities	138,355,153	-	-	-	-	771,758	99,283	-	-	6,699,529	2,248,157
Other non-current liabilities	43,104,273	-	-	-	(316)	-	0	-	-	402,083	1,363,299
Total liabilities	**3,509,409,753**	**-**	**576,183**	**49,388,653**	**9,610**	**60,773,193**	**10,937,039**	**35,824**	**34,579,557**	**166,477,472**	**97,857,968**
Stockholders' equity:											
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,693,373 and 105,556,817 shares issued and outstanding, respectively at December 31, 2024	1,042,732	-	-	-	-	-	-	-	-	15	-
Common stock in treasury, at cost, 6,895 shares at December 31, 2024	(1,408,428)	-	-	-	-	-	-	-	-	0	-
Additional paid-in capital	1,512,523,866	-	-	34,226	65,039	278,052,503	2,825,376	121,560	28,148,677	749,106,587	951,908,696
Retained earnings	2,815,925,906	-	(567,646)	19,460,154	(13,548)	(36,019,917)	1,831,177	5,281	(14,900,782)	(120,033,567)	131,999,863
Accumulated other comprehensive loss, net	(48,438,041)	-	-	-	778	-	(1,343,596)	(7,721)	-	(42,923,208)	118,737,920
Total stockholders' equity	**4,279,646,034**	**-**	**(567,646)**	**19,494,379**	**52,270**	**242,032,587**	**3,312,956**	**119,120**	**13,247,895**	**586,149,827**	**1,202,646,479**
Total liabilities and equity	**7,789,055,787**	**-**	**8,537**	**68,883,032**	**61,880**	**302,805,779**	**14,249,995**	**154,943**	**47,827,452**	**752,627,299**	**1,300,504,447**

	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CASTH Cboe Ascent Holdings, LLC	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOECANINC Cboe Canada Inc.	CBOECLEARDIG Cboe Clear Digital LLC	CBOECLEARDIGHOLD Cboe Clear Digital Holdings LLC	CBOEDIGEXCH Cboe Digital Exchange LLC	CBOEDIGINTHOLD Cboe Digital Intermediate Holdings LLC	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEOFF Cboe Off-Exchange Services, LLC
Current assets:													
Cash and cash equivalents	-	-	-	-	-	36,485,048	56,196,815	-	16,535,836	13,744	11,280,587	459,256,987	-
Financial investments	-	-	-	-	-	-	-	-	-	-	-	109,793,684	-
Accounts receivable, net of $6.6 allowance for credit losses at December 31, 2024	417,139,956	2,593,554,395	4,681,663	2,986,036,003	613,183,498	13,209,437	46,243	-	297,624	144,235	834,505,071	8,864,415,051	-
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	4,487,735	-	-	-	-	-	-
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	-	-	-	-	-	-	-	-	-	-	-	72,299,706	-
Other current assets	4,411,189	8,574,840	-	5,113,492	3,376,284	518,179	36,497	-	197,182	-	63,333	34,546,243	-
Total current assets	**421,551,145**	**2,602,129,234**	**4,681,663**	**2,991,149,496**	**616,559,782**	**50,212,663**	**60,767,290**	**-**	**17,030,642**	**157,979**	**845,848,991**	**9,540,311,671**	**-**
Investments	-	-	321,183,159	333,333	-	86,767,330	-	57,651,327	57,651,327	82,527,774	-	4,516,970,980	264,805,677
Land	-	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	-	0	-	(218)	(313,342)	(1,338,888)	-	-	37,510	-	86,867	95,067,477	-
Property held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease right of use assets	-	-	-	-	-	2,177,551	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	32,238,362	-	-	-	-	-	-	-
Intangible assets, net	-	-	-	59,991	-	66,187,544	-	-	-	-	-	-	-
Other assets, net	13,484,142	29,874,054	-	17,978,415	12,862,067	4,310,614	-	-	-	-	(86,867)	21,782,382	-
Total assets	**435,035,287**	**2,632,003,288**	**325,864,822**	**3,009,521,017**	**629,108,507**	**240,555,177**	**60,767,290**	**57,651,327**	**74,719,479**	**82,685,753**	**845,848,991**	**14,174,132,509**	**264,805,677**
Current liabilities:													
Accounts payable and accrued liabilities	321,968,434	2,382,929,514	256,585,993	1,958,856,658	529,153,409	14,754,440	1,056,456	-	2,098,962	154,864	446,184,826	10,701,339,282	-
Section 31 fees payable	8,690,352	67,893,895	-	22,617,256	2,568,465	-	-	-	-	-	-	-	-
Deferred revenue	255,000	305,000	-	2,427,917	191,990	422,158	-	-	-	-	-	-	-
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	4,071,519	-	-	-	-	-	-
Income taxes payable	-	-	-	-	-	-	-	-	-	-	-	1	-
Total current liabilities	**330,913,786**	**2,451,128,409**	**256,585,993**	**1,983,901,831**	**531,913,863**	**15,176,598**	**5,127,975**	**-**	**2,098,962**	**154,864**	**446,184,826**	**10,701,339,282**	**-**
Long-term debt	-	-	-	-	-	-	-	-	-	-	-	1,441,034,953	-
Non-current unreocgnized tax benefits	15,804,583	37,069,980	-	148,567,000	9,183,665	-	-	-	-	-	-	37,992,221	-
Deferred income taxes	(3,776,806)	(8,982,991)	18,803,345	(32,517,677)	(2,540,605)	6,576,621	-	-	-	-	-	(5,314,443)	-
Non-current operating lease liabilities	-	-	-	-	-	1,712,412	-	-	-	-	-	-	-
Other non-current liabilities	-	-	-	-	-	(194,480)	-	-	-	-	-	41,124,478	-
Total liabilities	**342,941,563**	**2,479,215,398**	**275,389,338**	**2,099,951,154**	**538,556,923**	**23,271,150**	**5,127,975**	**-**	**2,098,962**	**154,864**	**446,184,826**	**12,216,176,491**	**-**
Stockholders' equity:													
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,693,373 and 105,556,817 shares issued and outstanding, respectively at December 31, 2024	1	1	-	10	10	(995,562)	-	-	-	-	-	1,042,732	-
Common stock in treasury, at cost, 6,895 shares at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-	391,572	-
Additional paid-in capital	(135,058,007)	(397,876,383)	-	(468,834,199)	44,999,990	253,933,409	63,783,749	63,783,749	128,829,962	225,277,855	(100,000,000)	3,237,088,038	264,805,677
Retained earnings	227,151,730	550,664,272	50,475,484	1,378,406,073	45,551,584	(17,297,640)	(8,144,434)	(6,132,422)	(56,209,444)	(142,746,966)	499,664,165	(1,365,348,000)	-
Accumulated other comprehensive loss, net	-	-	-	(2,020)	-	(18,356,180)	-	-	-	-	-	84,781,677	-
Total stockholders' equity	**92,093,724**	**152,787,890**	**50,475,484**	**909,569,864**	**90,551,584**	**217,284,026**	**55,639,315**	**57,651,327**	**72,620,518**	**82,530,889**	**399,664,165**	**1,957,956,019**	**264,805,677**
Total liabilities and equity	**435,035,287**	**2,632,003,288**	**325,864,822**	**3,009,521,017**	**629,108,507**	**240,555,176**	**60,767,290**	**57,651,327**	**74,719,479**	**82,685,753**	**845,848,991**	**14,174,132,509**	**264,805,677**

	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CCE Cboe Clear Europe	CDIH Cboe Digital Holdings, Inc.	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV	CFIM Cboe Fixed Income Markets, LLC	CGI Cboe Global Indices, LLC	CHKL CBOE Hong Kong Limited	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation
Current assets:												
Cash and cash equivalents	-	9,874,626	2,910,339	98,120,616	-	12,745,246	1,219,489	4,368,561	-	-	163,897	56,328
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net of $6.6 allowance for credit losses at December 31, 2024	745,292,617	7,342,107	24,078,234	10,639,479	110,744,129	91,453,596	6,166,697	2,872,267	112,897,246	0	7,514,761	16,935,740
Margin deposits, clearing funds, and interoperability funds	-	-	-	843,909,862	-	-	-	-	-	-	-	-
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	-	205,669	598,589	159,924	-	-	-	-	-	-	-	-
Other current assets	-	284,530	-	5,808,974	-	74,483	138,960	15,226	4,167	0	158,305	-
Total current assets	**745,292,617**	**17,706,932**	**27,587,161**	**958,638,854**	**110,744,129**	**104,273,325**	**7,525,146**	**7,256,055**	**112,901,413**	**0**	**7,836,964**	**16,992,068**
Investments	1,725,338,196	-	186,731,083	-	64,022,257	-	-	-	-	-	-	-
Land	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	(138,132)	859,019	14,435	4,213,205	-	82,863	(119,969)	-	-	-	569,302	(0)
Property held for sale	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease right of use assets	79,614,912	979,474	-	6,856,593	-	-	-	-	-	-	787,743	-
Goodwill	2,286,704,394	-	118,912,828	-	-	-	-	-	-	-	-	-
Intangible assets, net	854,464,290	-	-	26,945,170	-	-	599,843	-	-	-	1,220,055	-
Other assets, net	2,142,448	5,540	7,393	19,826,210	-	93,568	-	-	-	-	18,146	6,215,800
Total assets	**5,693,418,724**	**19,550,965**	**333,252,900**	**1,016,480,031**	**174,766,386**	**104,449,757**	**8,005,021**	**7,256,055**	**112,901,413**	**0**	**10,432,209**	**23,207,868**
Current liabilities:												
Accounts payable and accrued liabilities	633,674,340	12,256,738	23,246,553	23,393,756	95,786,770	88,080,522	9,201,092	2,795,869	38,152,215	(0)	7,203,059	26,272,927
Section 31 fees payable	-	-	-	-	-	-	-	-	-	-	-	-
Deferred revenue	500	-	-	-	-	3,069	149,037	-	406,988	-	-	-
Margin deposits, clearing funds, and interoperability funds	-	-	-	841,436,010	-	-	-	-	-	-	-	-
Income taxes payable	-	0	(0)	(0)	-	936,250	-	-	-	-	368,247	-
Total current liabilities	**633,674,840**	**12,256,739**	**23,246,553**	**864,829,767**	**95,786,770**	**89,019,842**	**9,350,129**	**2,795,869**	**38,559,203**	**(0)**	**7,571,306**	**26,272,927**
Long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	60	-	-	-	-	-	-	-	-	-	-	158,222
Deferred income taxes	208,679,412	23,019	-	2,795,480	(113,805,964)	-	-	-	1,050	-	-	159,927
Non-current operating lease liabilities	98,515,881	775,676	-	6,806,454	-	-	-	-	-	-	646,028	-
Other non-current liabilities	-	0	0	(27,764)	-	(273,331)	167,312	-	-	-	-	-
Total liabilities	**940,870,193**	**13,055,434**	**23,246,553**	**874,403,937**	**(18,019,194)**	**88,746,510**	**9,517,440**	**2,795,869**	**38,560,253**	**(0)**	**8,217,334**	**26,591,076**
Stockholders' equity:												
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,693,373 and 105,556,817 shares issued and outstanding, respectively at December 31, 2024	968,551	-	-	-	-	132	132	-	-	-	132	-
Common stock in treasury, at cost, 6,895 shares at December 31, 2024	-	(0)	-	-	-	-	-	-	-	-	(6,197)	-
Additional paid-in capital	4,959,260,195	3,102,981	433,255,937	66,889,790	681,205,457	8,353,030	65,883	13,642,831	1,929,679	2,060	1,249,481	61,419,915
Retained earnings	(326,418,134)	3,675,033	14,373,804	5,916,162	(488,419,878)	12,207,413	(1,961,186)	(9,182,646)	72,411,481	1,498	1,316,781	(64,803,124)
Accumulated other comprehensive loss, net	118,737,919	(282,483)	(137,623,393)	69,270,141	-	(4,857,328)	382,752	-	-	(3,558)	(345,322)	-
Total stockholders' equity	**4,752,548,531**	**6,495,531**	**310,006,348**	**142,076,093**	**192,785,580**	**15,703,247**	**(1,512,420)**	**4,460,186**	**74,341,160**	**0**	**2,214,875**	**(3,383,208)**
Total liabilities and equity	**5,693,418,724**	**19,550,966**	**333,252,900**	**1,016,480,030**	**174,766,386**	**104,449,757**	**8,005,021**	**7,256,055**	**112,901,413**	**0**	**10,432,209**	**23,207,868**

	CSC Cboe Services Company	CSG Cboe Switzerland GbmH	CXA Cboe Australia Pty Ltd	CXAPH Cboe Asia Pacific Holdings Ltd.	CXAPTY Cboe Australia Services Pty. Ltd.	CXE Cboe Chi-X Europe Limited	CXGTH Chi-X Global Technology Ltd	CXGTP Chi-X Global Technology	CXJ Cboe Japan Ltd.	DEI Direct Edge LLC	EDGA Cboe EDGA Exchange, Inc.
Current assets:											
Cash and cash equivalents	-	-	13,512,348	3,345,557	6,123,115	413,981	216,363	1,458,518	11,841,116	-	-
Financial investments	-	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net of $6.6 allowance for credit losses at December 31, 2024	185,376,871	-	1,673,574	2,209,181	3,987,328	819,737	0	1,015,981	2,049,242	0	547,772,389
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	-	-	-	-	507,424	-	-	-	1,010	-	-
Other current assets	14,269	-	412,674	76,772	9,019	583	-	12,720	437,391	(0)	4,420,141
Total current assets	**185,391,140**	**-**	**15,598,596**	**5,631,510**	**10,626,887**	**1,234,302**	**216,363**	**2,487,220**	**14,328,758**	**0**	**552,192,530**
Investments	1,987,840,818	-	-	(3,074,903)	-	-	-	-	-	(153,882,010)	-
Land	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	-	-	4,433,711	-	27,631	-	-	203,103	5,339,600	-	-
Property held for sale	-	-	-	-	-	-	-	-	-	-	-
Operating lease right of use assets	8,576,365	-	8,493,386	-	-	-	-	415,893	2,368,298	-	-
Goodwill	-	-	-	136,981,242	-	-	-	-	-	-	-
Intangible assets, net	-	-	28,623,868	-	-	-	-	-	17,688,883	-	-
Other assets, net	-	-	78,434	61,808	904,617	-	-	111,165	3,051,475	-	14,158,726
Total assets	**2,181,808,323**	**-**	**57,227,995**	**139,599,657**	**11,559,135**	**1,234,302**	**216,363**	**3,217,382**	**42,777,015**	**(153,882,010)**	**566,351,257**
Current liabilities:											
Accounts payable and accrued liabilities	407,753,179	5,000	8,155,239	5,163,913	3,680,664	843,437	43,342	672,646	4,392,681	0	472,936,013
Section 31 fees payable	-	-	-	-	-	-	-	-	-	-	8,120,938
Deferred revenue	-	-	-	-	-	-	-	-	-	-	252,500
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded liabilities	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	-	-	-	-	-	9,079	-	(17,948)	-	-	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	**407,753,179**	**5,000**	**8,155,239**	**5,163,913**	**3,680,664**	**852,516**	**43,342**	**654,698**	**4,392,681**	**0**	**481,309,450**
Long-term debt	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	9,374	-	-	-	-	-	-	-	-	-	14,948,002
Deferred income taxes	19,810,010	-	8,815,107	-	-	-	-	-	4,061,629	-	(3,604,394)
Non-current operating lease liabilities	11,052,295	-	7,184,764	-	-	-	-	337,378	1,465,062	-	-
Non-current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	-	-	215,584	-	-	-	-	-	329,489	-	-
Total liabilities	**438,624,858**	**5,000**	**24,370,693**	**5,163,913**	**3,680,664**	**852,516**	**43,342**	**992,075**	**10,248,861**	**0**	**492,653,058**
Stockholders' equity:											
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,693,373 and 105,556,817 shares issued and outstanding, respectively at December 31, 2024	1	-	-	-	-	337,281	-	-	-	-	-
Common stock in treasury, at cost, 6,895 shares at December 31, 2024	(35,265,933)	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	2,040,609,915	-	51,534,183	154,859,291	55,130	211,248	175,464	-	41,698,332	(122,007,768)	(133,858,930)
Retained earnings	(380,898,438)	(5,000)	(3,097,330)	(24,871,630)	(1,177,393)	(143,399)	1,091	176,532	(16,358,632)	(31,874,242)	207,557,129
Accumulated other comprehensive loss, net	118,737,921	-	(15,579,551)	4,448,083	9,000,734	(23,346)	(3,534)	2,048,775	7,188,454	-	-
Total stockholders' equity	**1,743,183,465**	**(5,000)**	**32,857,302**	**134,435,744**	**7,878,471**	**381,785**	**173,021**	**2,225,306**	**32,528,154**	**(153,882,010)**	**73,698,198**
Total liabilities and equity	**2,181,808,323**	**-**	**57,227,995**	**139,599,657**	**11,559,135**	**1,234,302**	**216,363**	**3,217,382**	**42,777,014**	**(153,882,010)**	**566,351,257**

	EDGX Cboe EDGX Exchange, Inc.	HALLC Hanweck Associates, LLC	HALTD Hanweck Associates Limited (UK)	HAPTE Hanweck Associates, PTE. LTD (Asia)	HSAS Cboe Singapore Pte. Limited	HSEF Cboe SEF, LLC	HSEU Cboe FX Europe Limited	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC	HSIB Bats Hotspot IB LLC	IPSA Index Pubs SA	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC
Current assets:													
Cash and cash equivalents	-	-	0	-	5,205,418	1,825,062	(0)	-	-	-	-	-	-
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net of $6.6 allowance for credit losses at December 31, 2024	2,021,004,397	19,815,256	(0)	(0)	4,876,377	10,739,407	(0)	303,213,959	-	7,982	-	115,094,531	88,371
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	-	0	-	-	-	-	-	-	-	-	-	-	-
Other current assets	8,325,145	-	-	0	102,899	12,648	-	161,087	-	-	-	267,839	-
Total current assets	**2,029,329,541**	**19,815,256**	**-**	**-**	**10,184,694**	**12,577,117**	**(0)**	**303,375,046**	**-**	**7,982**	**-**	**115,362,371**	**88,371**
Investments	-	-	-	-	-	-	-	-	(105,248,235)	-	-	-	-
Land	-	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	-	-	-	-	86,164	-	-	180,168	-	-	-	(38,981)	-
Property held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease right of use assets	-	-	-	-	109,354	-	-	-	-	-	-	-	-
Goodwill	-	41,617,442	-	-	-	-	-	-	-	-	-	31,018,568	-
Intangible assets, net	-	6,609,846	-	-	-	976,543	-	-	-	-	-	4,220,725	-
Other assets, net	30,719,520	-	-	-	91,740	-	-	(180,168)	-	-	-	323,829	-
Total assets	**2,060,049,061**	**68,042,544**	**-**	**-**	**10,471,952**	**13,553,660**	**(0)**	**303,375,046**	**(105,248,235)**	**7,982**	**-**	**150,886,511**	**88,371**
Current liabilities:													
Accounts payable and accrued liabilities	1,912,672,419	25,264,130	-	0	8,798,456	4,203,459	-	59,056,760	-	-	-	73,184,617	3,417,237
Section 31 fees payable	71,126,809	-	-	-	-	-	-	-	-	-	-	-	-
Deferred revenue	290,000	-	-	-	-	-	-	-	-	-	-	1,699,566	-
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	-	0	-	(0)	93,101	-	-	-	-	-	-	(0)	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	**1,984,089,227**	**25,264,130**	**-**	**-**	**8,891,558**	**4,203,459**	**-**	**59,056,760**	**-**	**-**	**-**	**74,884,183**	**3,417,237**
Long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	17,557,443	-	-	-	-	-	-	-	-	-	-	-	475,296
Deferred income taxes	(4,218,854)	2,397,866	-	-	18,383	-	-	-	-	-	-	2,306,133	(107,556)
Non-current operating lease liabilities	-	-	-	-	(0)	-	-	-	-	-	-	-	-
Non-current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Total liabilities	**1,997,427,816**	**27,661,996**	**-**	**-**	**8,909,941**	**4,203,459**	**-**	**59,056,760**	**-**	**-**	**-**	**77,190,316**	**3,784,977**
Stockholders' equity:													
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,693,373 and 105,556,817 shares issued and outstanding, respectively at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock in treasury, at cost, 6,895 shares at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	(148,479,322)	52,067,343	0	-	693,327	6,363,930	-	(94,681,787)	(90,279,425)	-	-	1,768,341	(33,721,917)
Retained earnings	211,100,567	(11,686,795)	0	-	1,005,220	2,986,271	-	339,000,074	(14,968,810)	7,982	-	71,927,854	30,025,311
Accumulated other comprehensive loss, net	-	-	(0)	-	(136,536)	-	(0)	-	-	-	-	-	-
Total stockholders' equity	**62,621,245**	**40,380,548**	**-**	**-**	**1,562,011**	**9,350,201**	**(0)**	**244,318,287**	**(105,248,235)**	**7,982**	**-**	**73,696,195**	**(3,696,606)**
Total liabilities and equity	**2,060,049,061**	**68,042,544**	**-**	**-**	**10,471,952**	**13,553,660**	**(0)**	**303,375,046**	**(105,248,235)**	**7,982**	**-**	**150,886,511**	**88,371**

	MHPL Middlebury Holdings Pty Ltd	MNGU MatchNow GP ULC	NEOI Aequitas Innovations Inc.	NEON NEO Connect Inc.	NEOV Aequitas EVO Connect Inc.	NEOX Neo Exchange Inc.	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	TriActCAN TriAct Canada Marketplace LP	VEST Cboe Vest, LLC	Eliminations
Current assets:													
Cash and cash equivalents	-	-	-	633,632	-	0	965,838	-	-	27,131,120	-	-	-
Financial investments	-	-	-	-	-	-	-	-	-	484,753	-	-	-
Accounts receivable, net of $6.6 allowance for credit losses at December 31, 2024	4,587,632	-	-	199,713	-	0	5,539,945	12,442,342	4,042,792	560,013,816	0	14,063,335	(21,185,948,697)
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-	-	(2,947,000)
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current assets	-	-	-	-	-	0	15,258,288	8,777	-	-	(0)	-	(12,376,288)
Total current assets	**4,587,632**	**-**	**-**	**833,345**	**-**	**0**	**21,764,071**	**12,451,119**	**4,042,792**	**587,629,688**	**0**	**14,063,335**	**(21,201,271,985)**
Investments	2,773,966	-	(0)	214,334	-	-	1,899,309,977	-	24,417,538	-	-	2,928,217	(11,889,209,316)
Land	-	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	-	-	-	(104,361)	-	-	-	-	-	-	-	-	-
Property held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease right of use assets	-	-	-	-	-	-	-	118,407	-	-	-	-	-
Goodwill	-	-	-	-	-	-	105,336,844	6,680,000	-	19,628	0	-	-
Intangible assets, net	-	-	-	-	-	-	-	448,990	-	-	-	-	(1,399,843)
Other assets, net	2,378,630	-	-	104,361	-	-	-	-	-	-	-	-	16,058,288
Total assets	**9,740,228**	**-**	**(0)**	**1,047,679**	**-**	**0**	**2,026,410,892**	**19,698,516**	**28,460,329**	**587,649,316**	**0**	**16,991,552**	**(33,075,822,856)**
Current liabilities:													
Accounts payable and accrued liabilities	5,377,396	-	(0)	92,490	-	0	39,236,814	17,149,107	13,149,643	564,678,703	(0)	1,204,132	(21,186,242,250)
Section 31 fees payable	-	-	-	-	-	-	-	-	-	954,518	-	-	-
Deferred revenue	-	-	-	-	-	0	-	-	-	-	-	-	-
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	0	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	**5,377,396**	**-**	**(0)**	**92,490**	**-**	**0**	**39,236,814**	**17,149,107**	**13,149,643**	**565,633,221**	**(0)**	**1,204,132**	**(21,186,242,250)**
Long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	-	-	-	-	-	-	19,494,136	-	-	3,710,017	-	-	-
Deferred income taxes	-	-	-	-	-	0	19,602,696	(765,533)	-	(830,310)	-	-	-
Non-current operating lease liabilities	-	-	-	-	-	-	-	40,478	-	-	-	-	-
Non-current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	-	-	-	(2,080)	-	-	-	-	-	-	-	-	-
Total liabilities	**5,377,396**	**-**	**(0)**	**90,409**	**-**	**0**	**78,333,646**	**16,424,052**	**13,149,643**	**568,512,928**	**(0)**	**1,204,132**	**(21,186,242,250)**
Stockholders' equity:													
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,693,373 and 105,556,817 shares issued and outstanding, respectively at December 31, 2024	-	-	(330,691)	-	-	-	2	-	-	1	-	52,635	(32,651)
Common stock in treasury, at cost, 6,895 shares at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-	-	33,472,130
Additional paid-in capital	10,518,072	28,517	33,418,162	1,165,570	8,077	24,827,494	1,660,930,991	5,451,303	25,296,300	6,968,161	26,066,509	29,839,256	(13,460,375,644)
Retained earnings	(7,591,915)	-	(385,540)	186,897	4,125	(1,637,397)	168,408,333	(2,176,839)	(9,985,615)	12,168,227	(2,033,836)	(14,104,472)	1,937,454,953
Accumulated other comprehensive loss, net	1,436,675	(28,517)	(32,701,931)	(395,197)	(12,203)	(23,190,097)	118,737,920	-	-	-	(24,032,673)	-	(400,099,394)
Total stockholders' equity	**4,362,832**	**-**	**(0)**	**957,270**	**-**	**0**	**1,948,077,246**	**3,274,464**	**15,310,686**	**19,136,389**	**0**	**15,787,420**	**(11,889,580,606)**
Total liabilities and equity	**9,740,228**	**-**	**(0)**	**1,047,679**	**-**	**0**	**2,026,410,892**	**19,698,516**	**28,460,329**	**587,649,316**	**0**	**16,991,552**	**(33,075,822,856)**

Cboe Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2024
(unaudited)

Revenues:	Total	BETF Cboe ETF.com, Inc.	BGMI Bats Global Markets, Inc. - Foreign Affiliate	BGSL BIDS Global Services LLC	BIDSAUS BIDS Australia PTY. LTD.	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd.	BIDSTL BIDS Trading Ltd.	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited
Transaction and clearing fees	2,904,668,109	-	-	8,995,873	-	492,377	-	-	31,101,095	29,084,579	-
Access and capacity fees	369,802,851	-	-	403,780	-	51,617	-	-	220,670	19,491,468	-
Market data fees	294,851,662	-	-	-	-	-	-	-	117,749	6,280,195	-
Regulatory fees	426,163,887	-	-	-	-	-	-	-	226,577	-	-
Other revenue	98,989,505	-	-	730,921	-	226,974	5,322,336	171,412	0	65,218,421	-
Total revenue	**4,094,476,015**	**-**	**-**	**10,130,574**	**-**	**770,968**	**5,322,336**	**171,412**	**31,666,090**	**120,074,663**	**-**
Cost of revenues:											
Liquidity payments	1,329,137,946	-	-	-	-	-	-	-	-	6,501,184	-
Routing and clearing	68,254,401	-	-	573,351	-	-	-	-	4,750,475	507,943	-
Section 31 fees	391,379,372	-	-	-	-	-	-	-	243,002	-	-
Royalty fees and other cost of revenues	233,288,352	-	-	-	-	-	-	-	-	-	-
Total cost of revenues	**2,022,060,072**	**-**	**-**	**573,351**	**-**	**-**	**-**	**-**	**4,993,477**	**7,009,127**	**-**
Revenues less cost of revenues	**2,072,415,943**	**-**	**-**	**9,557,222**	**-**	**770,968**	**5,322,336**	**171,412**	**26,672,614**	**113,065,536**	**-**
Operating expenses:											
Compensation and benefits	462,393,601	-	129,639	6,511,685	-	849,625	3,555,948	-	10,122,895	31,051,803	-
Depreciation and amortization	133,017,756	-	-	143,769	-	9,852,618	6,684	-	220,003	17,131,977	14,141
Technology support services	102,819,039	-	-	1,187,111	-	230,003	102,268	-	3,715,097	9,909,387	-
Professional fees and outside services	94,785,582	-	-	1,407,749	9,342	284,857	1,025,998	130,461	4,594,007	1,962,618	123,713
Travel and promotional expenses	45,788,365	-	-	234,517	-	25,723	38,747	-	370,206	1,230,971	-
Facilities costs	24,567,790	-	-	222,094	-	24,243	88,809	-	345,458	1,776,630	370,674
Acquisition-related costs	1,322,176	-	-	-	-	9,172	9,190	-	-	-	-
Impairment of intangible assets	80,951,703	-	-	-	-	-	-	-	-	-	-
Other expenses (income)	28,344,499	-	-	(8,299,254)	10	(2,992,652)	49,544	576	11,591,002	1,917,183	3,045,640
Total operating expenses	**973,990,510**	**-**	**129,639**	**1,407,670**	**9,352**	**8,283,588**	**4,877,188**	**131,037**	**30,958,669**	**64,980,569**	**3,554,169**
Operating income (loss)	**1,098,425,433**	**-**	**(129,639)**	**8,149,552**	**(9,352)**	**(7,512,620)**	**445,149**	**40,375**	**(4,286,055)**	**48,084,966**	**(3,554,169)**
Non-operating (expenses) income:											
Interest expense	(51,566,063)	-	-	-	-	(13,142)	-	-	-	(52,915)	(230,267)
Interest income	27,338,499	-	-	284,833	2,010	197,751	-	-	185,738	2,843,640	437,468
Earnings in investments	29,024,429	-	-	-	-	-	-	-	-	-	213,222
Other (expense) income, net	(19,485,245)	-	-	(29,226)	-	(13,110)	(894)	-	-	(301,011)	(18,111,276)
Total non-operating (expenses) income	**(14,688,379)**	**-**	**-**	**255,607**	**2,010**	**184,641**	**(894)**	**-**	**185,738**	**2,542,629**	**(17,460,586)**
Income (loss) before income tax provision (benefit):	**1,083,737,054**	**-**	**(129,639)**	**8,405,159**	**(7,342)**	**(7,341,121)**	**444,255**	**40,375**	**(4,100,317)**	**50,574,680**	**(21,245,022)**
Income tax provision (benefit)	318,900,821	-	-	1,511,911	(2,101)	(2,685,923)	112,883	18,129	-	12,297,918	32,124
Net income (loss)	**764,836,233**	**-**	**(129,639)**	**6,893,248**	**(5,241)**	**(4,655,198)**	**331,372**	**22,246**	**(4,100,317)**	**38,276,762**	**(21,277,146)**

Revenues:	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CASTH Cboe Ascent Holdings, LLC	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOECLEARDIG Cboe Clear Digital LLC	CBOECLEARDIGHOLD Cboe Clear Digital Holdings LLC	CBOEDIGEXCH Cboe Digital Exchange LLC	CBOEDIGINTHOLD Cboe Digital Intermediate Holdings LLC	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEOFF Cboe Off-Exchange Services, LLC	CBOEV Cboe Bats, LLC
Transaction and clearing fees	39,764,692	597,241,587	-	988,101,159	163,502,004	26,981,689	59,177	-	551,760	(925,616)	109,219,233	-	-
Access and capacity fees	26,916,027	56,092,959	-	106,705,161	29,853,030	2,660,387	6,667	-	60,000	-	22,418,236	-	-
Market data fees	9,735,992	50,818,412	-	25,976,408	3,558,069	12,613,978	-	-	-	-	9,215,201	1,368	-
Regulatory fees	18,173,587	152,577,081	-	74,233,790	8,177,438	-	-	-	-	-	215,000	-	-
Other revenue	-	3,751,618	-	2,721,021	-	3,373,786	151,840	-	-	-	-	6,847,759	-
Total revenue	**94,590,299**	**860,481,657**	**-**	**1,197,737,539**	**205,090,541**	**45,629,839**	**217,684**	**-**	**611,760**	**(925,616)**	**141,067,671**	**6,849,127**	**-**
Cost of revenues:													
Liquidity payments	21,265,700	539,383,193	-	7,782,301	117,495,562	15,930,862	565,677	-	1,246,566	-	3,391,041	-	-
Routing and clearing	-	-	-	1,761,635	-	5,353	-	-	-	-	-	-	-
Section 31 fees	17,776,118	150,942,211	-	46,274,895	5,604,288	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	361,623	-	162,493,020	1,568,281	166,368	133,295	-	-	-	4,167,293	-	-
Total cost of revenues	**39,041,818**	**690,687,026**	**-**	**218,311,850**	**124,668,130**	**16,102,583**	**698,973**	**-**	**1,246,566**	**-**	**7,558,334**	**-**	**-**
Revenues less cost of revenues	**55,548,481**	**169,794,630**	**-**	**979,425,689**	**80,422,411**	**29,527,256**	**(481,289)**	**-**	**(634,806)**	**(925,616)**	**133,509,337**	**6,849,127**	**-**
Operating expenses:													
Compensation and benefits	3,940,931	39,477,221	-	95,052,100	14,753,225	10,552,170	3,340,784	-	12,627,101	-	22,085,762	3,529,354	-
Depreciation and amortization	367,214	3,703,417	-	9,699,192	1,390,697	11,561,074	-	-	122,389	2,333,333	2,297,969	4,497,183	-
Technology support services	948,404	8,195,008	-	18,092,681	2,824,857	4,295,482	482,389	-	2,456,193	-	3,249,688	3,359,899	-
Professional fees and outside services	1,915,972	11,118,035	-	37,866,383	5,539,565	2,029,725	299,725	-	2,385,904	-	2,550,999	15,927,169	-
Travel and promotional expenses	442,660	3,910,985	-	19,817,233	1,233,298	1,125,198	27,060	-	346,982	-	2,480,814	752,414	-
Facilities costs	205,795	2,211,643	-	5,952,924	988,087	599,388	2,000	-	26,134	-	965,773	505,307	-
Acquisition-related costs	-	-	-	-	-	315,894	23,672	-	9,511	-	-	442,071	-
Impairment of intangible assets	-	-	-	-	-	-	-	-	-	81,000,000	-	162,348	-
Other expenses (income)	221,222	1,993,462	-	9,291,048	749,173	1,356,731	616,688	-	190,770	2,228	955,021	508,146	-
Total operating expenses	**8,042,199**	**70,609,771**	**-**	**195,771,560**	**27,478,901**	**31,835,662**	**4,792,319**	**-**	**18,164,984**	**83,335,561**	**34,586,027**	**29,683,891**	**-**
Operating income (loss)	**47,506,282**	**99,184,859**	**-**	**783,654,129**	**52,943,511**	**(2,308,406)**	**(5,273,608)**	**-**	**(18,799,790)**	**(84,261,177)**	**98,923,310**	**(22,834,764)**	**-**
Non-operating (expenses) income:													
Interest expense	-	-	-	-	-	-	-	-	-	-	-	(43,741,265)	-
Interest income	-	50,529	-	-	50,189	1,279,840	2,870,808	-	867,711	3,689	33,120	15,961,356	-
Earnings in investments	-	-	26,597,006	-	-	-	-	-	-	-	-	2,214,201	-
Other (expense) income, net	-	-	-	(179,607)	-	733,770	150,555	-	(24,693)	1,359,071	-	2,416,830	-
Total non-operating (expenses) income	**-**	**50,529**	**26,597,006**	**(179,607)**	**50,189**	**2,013,610**	**3,021,363**	**-**	**843,017**	**1,362,760**	**33,120**	**20,592,387**	**-**
Income (loss) before income tax provision (benefit):	**47,506,282**	**99,235,388**	**26,597,006**	**783,474,522**	**52,993,700**	**(294,796)**	**(2,252,244)**	**-**	**(17,956,773)**	**(82,898,417)**	**98,956,430**	**(45,983,642)**	**-**
Income tax provision (benefit)	12,895,257	31,389,865	6,780,422	221,540,447	15,577,197	(945,048)	-	-	-	-	-	13,572,163	-
Net income (loss)	**34,611,025**	**67,845,523**	**19,816,584**	**561,934,075**	**37,416,503**	**650,252**	**(2,252,244)**	**-**	**(17,956,773)**	**(82,898,417)**	**98,956,430**	**(59,555,805)**	**-**

Revenues:	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CCE Cboe Clear Europe	CDIH Cboe Digital Holdings, Inc.	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV	CFIM Cboe Fixed Income Markets, LLC	CGI Cboe Global Indices, LLC	CHKL CBOE Hong Kong Limited	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation	CSC Cboe Services Company
Transaction and clearing fees	-	-	-	46,437,387	-	70,811,741	-	197,112	-	-	-	-
Access and capacity fees	(750)	-	-	3,223,504	-	8,596,191	-	-	13,250	-	-	-
Market data fees	(10,639)	-	-	-	-	13,451,775	424,394	-	47,809,318	-	1,254,735	-
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue	-	19,989,465	2,072,620	70,752,178	-	10,378,551	1,081,865	-	-	-	3,431,696	79,781
Total revenue	**(11,389)**	**19,989,465**	**2,072,620**	**120,413,069**	**-**	**103,238,258**	**1,506,259**	**197,112**	**47,822,568**	**-**	**4,686,431**	**79,781**
Cost of revenues:												
Liquidity payments	-	-	-	-	-	26,009,876	-	-	-	-	-	-
Routing and clearing	-	-	-	15,984,963	-	925,770	-	231,072	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	-	-	53,952,322	-	-	-	-	10,885,891	-	-	-
Total cost of revenues	**-**	**-**	**-**	**69,937,285**	**-**	**26,935,647**	**-**	**231,072**	**10,885,891**	**-**	**-**	**-**
Revenues less cost of revenues	**(11,389)**	**19,989,465**	**2,072,620**	**50,475,784**	**-**	**76,302,611**	**1,506,259**	**(33,960)**	**36,936,678**	**-**	**4,686,431**	**79,781**
Operating expenses:												
Compensation and benefits	-	14,353,915	1,951,915	22,064,091	798,376	8,364,394	-	1,344,004	868,126	-	1,258,426	-
Depreciation and amortization	48,553,810	687,979	6,324	5,235,082	314,312	41,781	203	120,356	-	-	236,525	-
Technology support services	-	1,021,507	10,147	10,004,193	408,655	783,432	445,610	209,091	108,895	-	1,494,654	-
Professional fees and outside services	-	704,484	7,375	16,794,951	125,868	60,118,416	1,094,328	423,987	502,847	793	38,675	400,065
Travel and promotional expenses	-	454,170	-	758,834	25,750	698,406	2	43,819	27,463	-	25,553	-
Facilities costs	-	652,933	-	1,455,067	161,957	440,024	-	39,295	-	-	132,372	(42,539)
Acquisition-related costs	-	-	97,884	-	90,480	-	-	-	-	-	-	-
Impairment of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses (income)	-	153,469	(976,781)	992,126	59,391	522,402	10,464	38,583	-	420	8,761	2,505
Total operating expenses	**48,553,810**	**18,028,458**	**1,096,865**	**57,304,344**	**1,984,788**	**70,968,854**	**1,550,606**	**2,219,136**	**1,507,330**	**1,213**	**3,194,965**	**360,031**
Operating income (loss)	**(48,565,198)**	**1,961,008**	**975,756**	**(6,828,560)**	**(1,984,788)**	**5,333,758**	**(44,347)**	**(2,253,096)**	**35,429,347**	**(1,213)**	**1,491,466**	**(280,250)**
Non-operating (expenses) income:												
Interest expense	-	(219,897)	-	(7,591,361)	-	-	-	-	-	-	-	-
Interest income	-	-	-	7,111	-	636,416	-	64,472	-	1	-	442,678
Earnings in investments	-	-	-	-	-	-	-	-	-	-	-	-
Other (expense) income, net	6,846	(8,084)	(474)	(203,270)	-	311,021	(7,910)	-	-	-	(1,062)	1,024,491
Total non-operating (expenses) income	**6,846**	**(8,084)**	**(474)**	**(196,160)**	**-**	**947,437**	**(7,910)**	**64,472**	**-**	**1**	**(1,062)**	**1,467,169**
Income (loss) before income tax provision (benefit):	**(48,558,353)**	**1,733,026**	**975,282**	**(14,616,081)**	**(1,984,788)**	**6,281,195**	**(52,257)**	**(2,188,624)**	**35,429,347**	**(1,211)**	**1,490,404**	**1,186,919**
Income tax provision (benefit)	(10,794,306)	622,809	600,668	(771,605)	(28,605,973)	823,274	-	-	8,568,273	(1,441)	398,429	277,131
Net income (loss)	**(37,764,047)**	**1,110,218**	**374,614**	**(13,844,475)**	**26,621,185**	**5,457,921**	**(52,257)**	**(2,188,624)**	**26,861,074**	**229**	**1,091,975**	**909,788**

Revenues:	CSG Cboe Switzerland GmbH	CXA Cboe Australia Pty Ltd	CXAPH Chi-X Asia Pacific Holdings	CXAPTY Cboe Australia Services Pty. Ltd.	CXE Cboe Chi-X Europe Limited	CXGTH Chi-X Global Technology Ltd	CXGTP Chi-X Global Technology	CXJ Chi-X Japan Ltd.	CXJS Chi-X Japan Services Ltd.	DEI Direct Edge LLC	EDGA Cboe EDGA Exchange, Inc.
Transaction and clearing fees	-	-	2,107,023	-	-	-	-	-	11,178,008	-	73,647,566
Access and capacity fees	-	-	5,961,358	-	-	-	-	-	3,029,796	-	27,233,276
Market data fees	-	-	17,725,466	-	-	-	-	-	1,491,506	-	11,938,020
Regulatory fees	-	-	-	-	-	-	-	-	-	-	20,999,220
Other revenue	-	(7)	544,540	3,531,043	13,999,146	370,111	-	2,828,899	24,002	-	1,183,360
Total revenue	**-**	**(7)**	**26,338,387**	**3,531,043**	**13,999,146**	**370,111**	**-**	**2,828,899**	**15,723,312**	**-**	**135,001,442**
Cost of revenues:											
Liquidity payments	-	-	53,677	-	42	-	-	-	-	-	63,907,934
Routing and clearing	-	-	45,005	-	-	-	-	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-	20,615,151
Royalty fees and other cost of revenues	-	-	24,528	-	-	-	-	-	-	-	-
Total cost of revenues	**-**	**-**	**123,210**	**-**	**42**	**-**	**-**	**-**	**-**	**-**	**84,523,085**
Revenues less cost of revenues	**-**	**(7)**	**26,215,177**	**3,531,043**	**13,999,104**	**370,111**	**-**	**2,828,899**	**15,723,312**	**-**	**50,478,357**
Operating expenses:											
Compensation and benefits	51,200,660	-	6,023,704	1,400,446	12,010,319	-	(2,934)	1,634,799	4,796,369	-	6,242,113
Depreciation and amortization	-	-	2,730,417	-	19,369	-	-	159,447	2,810,394	-	571,309
Technology support services	-	-	3,563,976	18,900	191,971	-	-	201,447	3,779,110	-	1,361,193
Professional fees and outside services	2,664	5,000	13,321,701	1,461,800	227,095	335,373	45,397	133,064	4,795,574	-	2,620,294
Travel and promotional expenses	15	-	953,781	72,334	122,621	-	-	73,800	198,918	-	662,229
Facilities costs	229,308	-	1,515,100	246,057	150	-	-	256,382	395,539	-	325,886
Acquisition-related costs	-	-	55,570	37,928	40,881	-	-	60,544	129,379	-	-
Impairment of intangible assets	-	-	-	-	-	-	-	-	89,355	-	-
Other expenses (income)	69,636	106	(620,523)	89,788	1,071,329	386	1,487	126,525	364,776	-	342,544
Total operating expenses	**51,502,284**	**5,106**	**27,543,726**	**3,327,254**	**13,683,735**	**335,759**	**43,949**	**2,646,009**	**17,359,413**	**-**	**12,125,567**
Operating income (loss)	**(51,502,284)**	**(5,112)**	**(1,328,549)**	**203,789**	**315,369**	**34,352**	**(43,949)**	**182,889**	**(1,636,101)**	**-**	**38,352,790**
Non-operating (expenses) income:											
Interest expense	(2,383)	-	325	-	-	-	-	-	(2,058)	-	-
Interest income	-	-	490,469	20	188,242	-	2,039	659	-	-	-
Earnings in investments	-	-	-	-	-	-	-	-	-	-	-
Other (expense) income, net	(182)	3,488	103,895	(287,177)	(47,085)	-	(24,645)	37,574	(61,823)	-	-
Total non-operating (expenses) income	**(182)**	**3,488**	**594,364**	**(287,157)**	**141,157**	**-**	**(22,606)**	**38,232**	**(61,823)**	**-**	**-**
Income (loss) before income tax provision (benefit):	**(51,504,849)**	**(1,624)**	**(733,860)**	**(83,368)**	**456,525**	**34,352**	**(66,555)**	**221,122**	**(1,699,981)**	**-**	**38,352,790**
Income tax provision (benefit)	3,193,233	-	818,681	-	(31,042)	9,158	-	44,590	143,350	-	11,595,921
Net income (loss)	**(54,698,082)**	**(1,624)**	**(1,552,541)**	**(83,368)**	**487,567**	**25,193**	**(66,555)**	**176,532**	**(1,843,332)**	**-**	**26,756,869**

Revenues:	EDGX Cboe EDGX Exchange, Inc.	HALLC Hanweck Associates, LLC	Hanweck Associates Limited (UK)	Hanweck Associates, PTE. LTD (Asia)	HSAS Cboe Singapore Pte. Limited	HSEF Cboe SEF, LLC	HSEU Cboe FX Europe Limited	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC	HSIB Bats Hotspot IB LLC	IPSA Index Pubs SA	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC
Transaction and clearing fees	581,147,318	-	-	-	-	5,337,829	-	61,095,246	-	-	-	-	-
Access and capacity fees	45,394,114	-	-	-	-	-	-	10,956,329	-	-	-	1,313,348	-
Market data fees	46,482,332	-	-	-	-	11,024	-	1,410,461	-	-	-	36,557,839	-
Regulatory fees	151,561,194	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue	485,955	-	-	-	4,746,181	3,082	-	751,214	-	-	-	2,520,164	-
Total revenue	**825,070,913**	**-**	**-**	**-**	**4,746,181**	**5,351,934**	**-**	**74,213,251**	**-**	**-**	**-**	**40,391,351**	**-**
Cost of revenues:													
Liquidity payments	525,609,830	-	-	-	-	-	-	-	-	-	-	-	-
Routing and clearing	283,454	-	-	-	-	-	-	1,425,224	-	-	-	-	-
Section 31 fees	149,923,708	-	-	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	-	-	-	-	-	-	621,270	-	-	-	-	-
Total cost of revenues	**675,816,993**	**-**	**-**	**-**	**-**	**-**	**-**	**2,046,495**	**-**	**-**	**-**	**-**	**-**
Revenues less cost of revenues	**149,253,920**	**-**	**-**	**-**	**4,746,181**	**5,351,934**	**-**	**72,166,756**	**-**	**-**	**-**	**40,391,351**	**-**
Operating expenses:													
Compensation and benefits	61,150,807	-	-	-	3,642,301	1,206,710	-	-	-	-	-	2,799	-
Depreciation and amortization	5,764,043	1,121,474	-	-	105,005	-	-	-	-	-	-	1,103,940	-
Technology support services	12,077,556	1,325,997	-	-	88,840	137,377	-	606,302	-	-	-	7,109,923	-
Professional fees and outside services	14,067,368	3,542,534	-	-	65,558	655,909	-	8,053,297	-	-	-	817,937	-
Travel and promotional expenses	5,975,266	-	-	-	224,233	24,208	-	141,223	-	-	-	1,584,400	-
Facilities costs	3,466,774	-	-	-	189,695	15,718	-	-	-	-	-	16,966	-
Acquisition-related costs	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses (income)	3,073,866	-	-	-	90,363	22,812	-	68,407	-	-	-	273,253	-
Total operating expenses	**105,575,680**	**5,990,004**	**-**	**-**	**4,405,995**	**2,062,734**	**-**	**8,869,229**	**-**	**-**	**-**	**10,909,219**	**-**
Operating income (loss)	**43,678,240**	**(5,990,004)**	**-**	**-**	**340,186**	**3,289,200**	**-**	**63,297,527**	**-**	**-**	**-**	**29,482,133**	**-**
Non-operating (expenses) income:													
Interest expense	-	-	-	-	-	-	-	-	-	-	-	(18)	-
Interest income	50,489	-	-	-	-	24,362	-	-	-	-	-	-	-
Earnings in investments	-	-	-	-	-	-	-	-	-	-	-	-	-
Other (expense) income, net	-	(29,159)	-	-	(24,615)	(63)	-	(41,986)	-	-	-	906	-
Total non-operating (expenses) income	**50,489**	**(29,159)**	**-**	**-**	**(24,615)**	**24,298**	**-**	**(41,986)**	**-**	**-**	**-**	**906**	**-**
Income (loss) before income tax provision (benefit):	**43,728,729**	**(6,019,163)**	**-**	**-**	**315,571**	**3,313,498**	**-**	**63,255,542**	**-**	**-**	**-**	**29,483,021**	**-**
Income tax provision (benefit)	13,336,612	(1,515,466)	-	-	75,243	-	-	-	-	-	-	7,726,855	36,742
Net income (loss)	**30,392,117**	**(4,503,697)**	**-**	**-**	**240,328**	**3,313,498**	**-**	**63,255,542**	**-**	**-**	**-**	**21,756,166**	**(36,742)**

Revenues:	MHPL Middlebury Holdings Pty Ltd	MNGU MatchNow GP ULC	NEOI Aequitas Innovations Inc.	NEON NEO Connect Inc.	NEOV Aequitas EVO Connect Inc.	NEOX Neo Exchange Inc.	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	TriActCAN TriAct Canada Marketplace LP	VEST Cboe Vest, LLC	Eliminations
Transaction and clearing fees	-	-	-	-	-	-	-	-	-	63,660,285	-	-	(5,121,015)
Access and capacity fees	-	-	-	-	-	-	-	-	-	-	-	-	(797,565)
Market data fees	-	-	-	-	-	-	-	-	-	-	-	-	(2,011,942)
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue	-	-	-	219,471	-	-	-	-	-	-	-	-	(128,519,900)
Total revenue	**-**	**-**	**-**	**219,471**	**-**	**-**	**-**	**-**	**-**	**63,660,285**	**-**	**-**	**(136,450,422)**
Cost of revenues:													
Liquidity payments	-	-	-	-	-	(0)	-	-	-	-	-	-	(5,498)
Routing and clearing	-	-	-	-	-	-	-	-	-	45,775,407	-	-	(4,015,252)
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	-	-	-	-	-	-	-	-	180,830	-	-	(1,266,368)
Total cost of revenues	**-**	**-**	**-**	**-**	**-**	**(0)**	**-**	**-**	**-**	**45,956,237**	**-**	**-**	**(5,287,118)**
Revenues less cost of revenues	**-**	**-**	**-**	**219,471**	**-**	**0**	**-**	**-**	**-**	**17,704,048**	**-**	**-**	**(131,163,304)**
Operating expenses:													
Compensation and benefits	-	-	-	(32)	-	-	-	-	-	4,502,050	-	-	-
Depreciation and amortization	-	-	-	-	-	0	-	94,327	-	-	-	-	-
Technology support services	-	-	-	-	-	-	-	90,162	-	3,693,141	-	-	(4,961,509)
Professional fees and outside services	73,488	-	-	133,837	-	-	-	-	-	1,621,025	-	-	(126,577,344)
Travel and promotional expenses	-	-	-	-	-	-	-	-	-	1,684,531	-	-	-
Facilities costs	-	-	-	-	-	-	-	93,981	-	692,164	-	-	-
Acquisition-related costs	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-	(300,000)
Other expenses (income)	-	-	-	11,283	-	(0)	-	3	-	1,050,583	-	-	300,000
Total operating expenses	**73,488**	**-**	**-**	**145,088**	**-**	**0**	**-**	**278,472**	**-**	**13,243,494**	**-**	**-**	**(131,538,853)**
Operating income (loss)	**(73,488)**	**-**	**-**	**74,382**	**-**	**(0)**	**-**	**(278,472)**	**-**	**4,460,554**	**-**	**-**	**375,548**
Non-operating (expenses) income:													
Interest expense	(163,246)	-	-	-	-	-	-	-	-	-	-	-	450,164
Interest income	-	-	-	-	-	-	230,267	-	-	435,658	-	147,383	(450,448)
Earnings in investments	-	-	-	-	-	-	-	-	-	-	-	-	-
Other (expense) income, net	-	-	-	65	-	(0)	-	-	(13,337,278)	-	-	7,100,872	-
Total non-operating (expenses) income	**-**	**-**	**-**	**65**	**-**	**(0)**	**230,267**	**-**	**(13,337,278)**	**435,658**	**-**	**7,248,255**	**(450,448)**
Income (loss) before income tax provision (benefit):	**(236,733)**	**-**	**-**	**74,448**	**-**	**(0)**	**230,267**	**(278,472)**	**(13,337,278)**	**4,896,212**	**-**	**7,248,255**	**375,264**
Income tax provision (benefit)	(9,363)	-	-	-	-	-	914,753	(78,336)	(3,225,022)	1,667,148	-	985,262	-
Net income (loss)	**(227,370)**	**-**	**-**	**74,448**	**-**	**(0)**	**(684,486)**	**(200,136)**	**(10,112,256)**	**3,229,064**	**-**	**6,262,993**	**375,264**

Cboe Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2024

(With Independent Auditors' Report Thereon)

Cboe Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 12, 2025

Cboe Exchange, Inc.
Statement of Financial Condition
December 31, 2024
(in thousands, except share and per share amounts)

Assets		
Current assets:		
Accounts receivable	$	103,911
Receivables from affiliates		448,057
Other receivables		30,539
Total current assets		582,507
Investments		333
Data processing software--net of accumulated amortization of $57,496		757
Goodwill and intangibles, net		60
Deferred income taxes, net		32,516
Notes receivable, net		17,221
Total assets	$	633,394
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	62,753
Section 31 fees payable		22,617
Payables to affiliates		34,707
Deferred revenue		2,428
Total current liabilities		122,505
Unrecognized tax benefits		148,567
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in capital		26,967
Retained earnings		335,355
Total stockholder's equity		362,322
Total liabilities and stockholder's equity	$	633,394

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Income
Year ended December 31, 2024
(in thousands)

Revenues:		
Transaction fees	$	997,558
Access and capacity fees		106,705
Market data fees		25,976
Regulatory fees		74,263
Other revenue		2,721
Total revenues		1,207,223
Cost of revenues:		
Liquidity payments		7,782
Routing and clearing		11,219
Section 31 fees		46,304
Royalty fees		162,493
Total cost of revenues		227,798
Revenues less cost of revenues		979,425
Operating expenses:		
Compensation and benefits		95,052
Management fee		13,525
Depreciation and amortization		695
Technology support services		18,093
Professional fees and outside services		36,687
Travel and promotional expenses		19,817
Facilities costs		5,953
Other expenses		4,770
Total operating expenses		194,592
Operating income		784,833
Non-operating expense:		
Other expense		180
Income before income tax provision		784,653
Income tax provision		221,845
Net income	$	562,808

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2024
(in thousands)

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2023	$ —	$ 26,967	$ 322,547	$ 349,514
Dividend to Parent	—	—	(550,000)	(550,000)
Net income	—	—	562,808	562,808
Balance at December 31, 2024	$ —	$ 26,967	$ 335,355	$ 362,322

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2024
(in thousands)

Cash flows from operating activities:		
Net income	$	562,808
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		695
Deferred income tax benefit		(1,437)
Loss on disposal of assets		16
Changes in assets and liabilities:		
Accounts receivable		(11,344)
Receivables from affiliates		19,709
Other receivables		(20,124)
Notes receivable, net		(979)
Accounts payable and accrued liabilities		(50,945)
Section 31 fees payable		15,941
Payables to affiliates		383
Deferred revenue		771
Unrecognized tax benefits		34,506
Income taxes payable		—
Net cash provided by operating activities		550,000
Dividend to Parent		(550,000)
Net cash used in financing activities		(550,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	194,172

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe Exchange, Inc. ("the Company" or "Cboe Options"), a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is a market for the trading of exclusive options on various market indices ("index options"), as well as on non-exclusive "multi-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options"), exchange-traded notes ("ETN options"), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Investments

Investments represent the Company's investment in OCC, which is accounted for using the measurement alternative as there is an absence of readily determinable fair value for the investment and the Company cannot exercise significant influence over the investment based upon the ownership interest held.

Investments are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

(g) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(h) Data Processing Software, Net

The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software, generally are five years or less for other assets, and seven years for software related to the Company's migration onto the Parent's technology.

(i) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(j) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Proprietary market data also includes revenue from various licensing agreements. Both types of market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

(in thousands, unless otherwise noted)

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

Other Revenue

Other revenue is a single performance obligation earned through the administration of the day-to-day business functions of the OPRA Securities Information Processor ("SIP"). The administrative fee was last renewed in 2025 for a period of two years. The revenue is recognized quarterly when the performance obligations above are met.

(3) Investments

Cboe holds a 20% investment in OCC, which is accounted for using the measurement alternative given the absence of readily determinable fair values for the investment and due to the Company's inability to exercise significant influence over the investment based upon the ownership interest held. The Company's contributed capital to OCC has been recorded under investments in the statement of financial condition as of December 31, 2024. Under OCC's current capital management policy, which was approved by the SEC on January 24, 2020, if OCC's equity capital falls below certain defined thresholds, OCC can access additional capital through an operational loss fee charged to clearing members. None of OCC's shareholders has any obligation to contribute capital to OCC under the capital management policy, nor does any shareholder have the right to receive dividends from OCC under such policy. The Company's investment in OCC as of December 31, 2024 is $333 thousand.

(4) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 ("Rule 613"), and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets through a phased implementation. CATLLC is a national market system plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S.

(in thousands, unless otherwise noted)

national securities exchanges and FINRA (who collectively are referred to as the “SROs” or “Plan Participants”) to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT national market system plan to implement a revised funding model (“CAT Funding Model”) for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the “executed equivalent shares” of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund a portion of prospective CAT costs.

Prior to September 3, 2024, the funding of the CAT was solely provided to CATLLC by the Plan Participants in exchange for promissory notes. However, pursuant to the CAT Funding Model, the Plan Participants submitted fee filings on behalf of CATLLC to recover a portion of historical CAT costs incurred prior to 2022, and those filings became effective as of October 1, 2024. CATLLC began remitting funds collected from CAT Executing Brokers of Buyers and Sellers to the Plan Participants in December 2024 to begin paying back a portion of the promissory notes issued by the Plan Participants to fund the CAT prior to January 1, 2022.

Additional CAT fees related to a portion of other historical CAT costs incurred between January 1, 2022 and July 15, 2024 are planned to be introduced at a later time through separate fee filings submitted by the Plan Participants. Portions of promissory notes related to the funding of the implementation and operation of the CAT may not be collectible, including if the SEC finds that the Plan Participants did not satisfy any of the financial accountability milestones.

Pursuant to fee filings submitted by Plan Participants, as of September 3, 2024, CATLLC began assessing transaction-based fees to CAT Executing Brokers of Buyers and Sellers to cover a portion of prospective CAT costs. At the same time, CATLLC also began assessing a transaction-based fee to the respective Plan Participants for the same amount. To continue to fund CATLLC as it transitioned to collecting fees from Industry Members and Plan Participants to cover ongoing CAT costs in accordance with the CAT Funding Model, Plan Participants temporarily issued short-term notes to CATLLC to cover CAT costs that were payable by CATLLC until CATLLC collected sufficient proceeds from the fees to cover those costs. As of January 2025, CATLLC has fully repaid these short-term notes through funds collected form the fees assessed to CAT Executing Brokers and Plan Participants. CATLLC has also used the funds collected to pay CATLLC expenses and has retained excess funds as a reserve per the CAT Funding Model and budget. Moving forward, CATLLC plans for the Plan Participants to submit prospective fee filings on CATLLC’s behalf every six months to update the transaction fee rates as necessary to cover prospective CAT costs. The last such filings were submitted in December 2024 and effected a rate change beginning January 2, 2025. The Company expects Plan Participants will no longer issue additional short-term notes to CATLLC to fund CAT given that CATLLC has begun imposing and collecting fees to cover CAT costs.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 10 (“Commitments and Contingencies”) for more information. As of December 31, 2024, the notes receivable, net balance was $17.2 million. In 2024, the Company reclassified $5.2 million to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT receivable, and received $0.9 million in payments.

(in thousands, unless otherwise noted)

The following represents the changes in allowance for credit losses for the year ended December 31, 2024:

	Balance at December 31, 2023	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2024
Allowance for notes receivable credit losses	$ 3,939	$ —	$ —	$ —	$ 3,939

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Compensation and benefits	$ 95,036
Management fee	13,525
Technology support services	18,068
Professional fees and outside services	24,109
Travel and promotional expenses	7,482
Facilities costs	5,706
	$ 163,926

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Revenues:	
Transaction fees	$ 164
Access and capacity fees	102
	$ 266
Cost of Revenues:	
Routing and clearing fees	$ 9,458
Section 31 fees	29
	$ 9,487

(6) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of various option products in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, regulatory fees, and other

(in thousands, unless otherwise noted)

revenue. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 11% of its total revenues from a single customer in 2024.

(7) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2024:

Royalties	$	40,486
Marketing fee payable		10,588
Accounts payable		6,520
Accrued liabilities		5,159
	$	62,753

(8) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2024:

	Balance at December 31, 2023		Cash Additions		Revenue Recognition		Balance at December 31, 2024
Option regulatory fee (1)	$ 1,587	$	—	$	(1,587)	$	—
Liquidity provider sliding scale	—		9,600		(7,200)		2,400
Other, net	70		460		(502)		28
Total deferred revenue	$ 1,657	$	10,060	$	(9,289)	$	2,428

(1) The Company assesses ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(in thousands, unless otherwise noted)

(9) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2024:

Deferred tax assets:		
Unrecognized tax benefits	$	32,597
Allowance for credit losses		304
Investments and other		667
Subtotal		33,568
Valuation allowance		(667)
Total deferred tax assets	$	32,901
Deferred tax liabilities:		
Property and equipment, net	$	(189)
Prepaid expenses		(196)
Total deferred tax liabilities		(385)
Net deferred tax assets	$	32,516

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $0.7 million was recorded against gross deferred tax assets for certain investments as of December 31, 2024.

The income tax provision for the year ended December 31, 2024 consists of the following:

Current tax expense:		
Federal	$	151,232
State		72,050
Total current tax expense		223,282
Deferred income tax benefit:		
Federal		(1,719)
State		282
Total deferred income tax benefit		(1,437)
Income tax provision	$	221,845

(in thousands, unless otherwise noted)

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2024 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$ 164,777	21.0%
Increase (decrease) in income tax resulting from:		
State income taxes	34,681	4.4%
Change in unrecognized tax benefits	22,454	2.9%
Other	(67)	0.0%
Income tax provision	$ 221,845	28.3%

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties, is as follows:

Balance at December 31, 2023	$ 126,723
Gross increases on unrecognized tax benefits in current period	22,389
Gross increases on unrecognized tax benefits in prior period	60
Gross decreases on unrecognized tax benefits in prior period	(1,610)
Settlement with taxing authorities	(34,441)
Balance at December 31, 2024	$ 113,121

As of December 31, 2024, the Company had $89.4 million of unrecognized tax benefits, net of federal benefit which, if recognized, would affect the effective income tax rate.

The Company had accrued interest and penalties of $35.4 million related to uncertain tax positions at December 31, 2024. Total interest and penalties decreased by $9.3 million during the year ended December 31, 2024.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are 2015 through 2024 and are under examination in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(10) Commitments and Contingencies

Legal Proceedings

As of December 31, 2024, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the

(in thousands, unless otherwise noted)

Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2024, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Funding Model Order Litigation

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs.

On October 17, 2023, the American Securities Association ("ASA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). On November 16, 2023, the Cboe U.S. national securities exchanges, the NYSE U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC ("Intervenors") filed motions to intervene on behalf of the SEC. On January 17, 2024, the 11th Circuit granted each of the motions to intervene on behalf of the SEC and established a briefing schedule and merits briefing concluded in the second quarter of 2024.

On September 13, 2024, Citadel filed a motion to stay the CAT Funding Model Order and to enjoin the collection of certain CAT fees during the pendency of this litigation, which the 11th Circuit denied on November 27, 2024. Oral argument on the merits was held on February 3, 2025. This challenge or any other challenge to the CAT Funding Model Order and/or Plan Participant(s) fee filings on behalf of CATLLC may significantly delay efforts by CATLLC to continue collecting the CAT fees. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the challenge is without merit and intends to vigorously litigate the matter.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution

(in thousands, unless otherwise noted)

when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On January 13, 2025, plaintiffs' motion for leave to file an amended complaint was granted. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order Litigation (described above), which is also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC to intervene on behalf of the SEC. This challenge or any other challenge to SEC Orders concerning the CAT may delay the CATLLC's implementation of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

OEMS Disapproval Order Challenge

On February 13, 2024, Cboe Exchange, Inc. ("Cboe") filed a proposal to adopt a new rule regarding order and execution management systems ("OEMS"). The proposed new rule provided that an exchange-affiliated OEMS that satisfies criteria (designed to ensure the OEMS is acting independently from the exchange) is not a facility of the exchange, and therefore not subject to the rule filing requirements of Section 19(b) of the Securities Exchange Act of 1934. The objective of the proposed rule was to improve competition within the OEMS market and ultimately benefit investors.

On October 31, 2024, the SEC issued an order disapproving Cboe's proposal. On December 26, 2024, Cboe filed a Petition for Review ("PFR") of the SEC's disapproval order in the Court of Appeals for the Seventh Circuit (the "7th Circuit"). Merits briefing will conclude in the middle of the second quarter of 2025.The Company and Cboe intend to litigate the matter vigorously.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

Contractual Obligations

The Company has contractual obligations related to licensing agreements with various licensors, some of which included fixed fees and/or variable fees calculated using agreed upon contracted rates and reported cleared volumes. Certain licensing agreements contain annual minimum fee requirements that total $7.0 million each year for the next five years.

See also Note 4 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 9 ("Income Taxes").

(11) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024 through June 12, 2025, the date the financial statements were available to be issued. There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2024.

Cboe C2 Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2024

(With Independent Auditors' Report Thereon)

Cboe C2 Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe C2 Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe C2 Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 12, 2025

Cboe C2 Exchange, Inc.
Statement of Financial Condition
December 31, 2024
(in thousands, except share and per share amounts)

Assets		
Current assets:		
Accounts receivable	$	11,882
Receivables from affiliates		69,238
Other receivables		5,964
Total current assets		87,084
Deferred income taxes, net		2,543
Notes receivable, net		12,549
Total assets	$	102,176
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	6,539
Section 31 fees payable		2,568
Payables to affiliates		2,948
Deferred revenue		192
Total current liabilities		12,247
Unrecognized tax benefits		9,184
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in capital		48,684
Retained earnings		32,061
Total stockholder's equity		80,745
Total liabilities and stockholder's equity	$	102,176

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Income
Year ended December 31, 2024
(in thousands)

Revenues:	
Transaction fees	$ 167,349
Access and capacity fees	29,853
Market data fees	3,558
Regulatory fees	8,187
Total revenues	208,947
Cost of revenues:	
Liquidity payments	117,496
Routing and clearing	3,846
Section 31 fees	5,614
Royalty fees	1,568
Total cost of revenues	128,524
Revenues less cost of revenues	80,423
Operating expenses:	
Compensation and benefits	14,753
Management fee	2,140
Technology support services	2,825
Professional fees and outside services	5,540
Travel and promotional expenses	1,233
Facilities costs	988
Total operating expenses	27,479
Operating income	52,944
Non-operating income:	
Interest income	50
Income before income tax provision	52,994
Income tax provision	15,575
Net income	$ 37,419

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2024
(in thousands)

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2023	$ —	$ 48,684	$ 24,642	$ 73,326
Dividend to Parent	—	—	(30,000)	(30,000)
Net income	—	—	37,419	37,419
Balance at December 31, 2024	$ —	$ 48,684	$ 32,061	$ 80,745

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2024
(in thousands)

Cash flows from operating activities:		
Net income	$	37,419
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(244)
Changes in assets and liabilities:		
Accounts receivable		1,950
Receivables from affiliates		(8,262)
Other receivables		(4,875)
Notes receivable, net		2,498
Accounts payable and accrued liabilities		(1,374)
Section 31 fees payable		1,498
Payables to affiliates		(350)
Deferred revenue		(507)
Unrecognized tax benefits		2,247
Net cash provided by operating activities		30,000
Cash flows used in financing activities:		
Dividend to Parent		(30,000)
Net cash used in financing activities		(30,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	13,809

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe C2 Exchange, Inc. (“the Company” or “C2”), a wholly-owned subsidiary of Cboe Global Markets, Inc. (“the Parent”), is a market for the trading of exclusive options on various market indices (“index options”), as well as on non-exclusive “multi-listed” options, such as options on the stocks of individual corporations (“equity options”) and options on other exchange-traded products (“ETP options”), such as exchange-traded funds (“ETF options”), exchange-traded notes (“ETN options”), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 4 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. The performance obligations for both types of market data are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 ("Rule 613"), and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets through a phased implementation. CATLLC is a national market system plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "SROs" or "Plan Participants") to implement and operate the CAT.

(in thousands, unless otherwise noted)

On September 6, 2023, the SEC issued an order approving an amendment to the CAT national market system plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund a portion of prospective CAT costs.

Prior to September 3, 2024, the funding of the CAT was solely provided to CATLLC by the Plan Participants in exchange for promissory notes. However, pursuant to the CAT Funding Model, the Plan Participants submitted fee filings on behalf of CATLLC to recover a portion of historical CAT costs incurred prior to 2022, and those filings became effective as of October 1, 2024. CATLLC began remitting funds collected from CAT Executing Brokers of Buyers and Sellers to the Plan Participants in December 2024 to begin paying back a portion of the promissory notes issued by the Plan Participants to fund the CAT prior to January 1, 2022.

Additional CAT fees related to a portion of other historical CAT costs incurred between January 1, 2022 and July 15, 2024 are planned to be introduced at a later time through separate fee filings submitted by the Plan Participants. Portions of promissory notes related to the funding of the implementation and operation of the CAT may not be collectible, including if the SEC finds that the Plan Participants did not satisfy any of the financial accountability milestones.

Pursuant to fee filings submitted by Plan Participants, as of September 3, 2024, CATLLC began assessing transaction-based fees to CAT Executing Brokers of Buyers and Sellers to cover a portion of prospective CAT costs. At the same time, CATLLC also began assessing a transaction-based fee to the respective Plan Participants for the same amount. To continue to fund CATLLC as it transitioned to collecting fees from Industry Members and Plan Participants to cover ongoing CAT costs in accordance with the CAT Funding Model, Plan Participants temporarily issued short-term notes to CATLLC to cover CAT costs that were payable by CATLLC until CATLLC collected sufficient proceeds from the fees to cover those costs. As of January 2025, CATLLC has fully repaid these short-term notes through funds collected form the fees assessed to CAT Executing Brokers and Plan Participants. CATLLC has also used the funds collected to pay CATLLC expenses and has retained excess funds as a reserve per the CAT Funding Model and budget. Moving forward, CATLLC plans for the Plan Participants to submit prospective fee filings on CATLLC's behalf every six months to update the transaction fee rates as necessary to cover prospective CAT costs. The last such filings were submitted in December 2024 and effected a rate change beginning January 2, 2025. The Company expects Plan Participants will no longer issue additional short-term notes to CATLLC to fund CAT given that CATLLC has begun imposing and collecting fees to cover CAT costs.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 8 ("Commitments and Contingencies") for more information. As of December 31, 2024, the notes receivable, net balance was $12.5 million. In 2024, the Company reclassified $3.5 million to current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT receivable, and received $0.1 million in payments.

(in thousands, unless otherwise noted)

The following represents the changes in allowance for credit losses for the year ended December 31, 2024.

	Balance at December 31, 2023	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2024
Allowance for notes receivable credit losses	$ 3,804	$ —	$ —	$ —	$ 3,804

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Compensation and benefits	$ 14,753
Management fee	2,140
Technology support services	2,772
Professional fees and outside services	1,675
Travel and promotional expenses	1,233
Facilities costs	882
	$ 23,455

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Revenues:	
Transaction fees	$ 2,685
Access and capacity fees	51
	$ 2,736
Cost of revenues:	
Routing and clearing fees	$ 3,846
Section 31 fees	10
	$ 3,856

(5) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of various option products in the U.S. The Company earns revenue

(in thousands, unless otherwise noted)

from transaction fees, access and capacity fees, market data fees, and regulatory fees. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 27% of its total revenues from its largest two customers in 2024.

(6) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2024:

Accounts payable	$	5,870
Accrued liabilities		669
	$	6,539

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2024:

	Balance at December 31, 2023		Cash Additions		Revenue Recognition		Balance at December 31, 2024	
Options Regulatory Fee (1)	$	699	$	—	$	(507)	$	192
Total deferred revenue	$	699	$	—	$	(507)	$	192

(1) The Company assesses an ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(in thousands, unless otherwise noted)

(8) Income Taxes

Net deferred tax assets and liabilities consist of the following as of December 31, 2024:

Deferred tax assets:		
Unrecognized tax benefits	$	2,010
Allowance for credit losses		342
Investments		45
Property and equipment, net		191
Subtotal		2,588
Valuation allowance		(45)
Total deferred tax assets	$	2,543

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $45 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2024.
The income tax provision for the year ended December 31, 2024 consists of the following:

Current tax expense:		
Federal	$	10,186
State		5,633
Total current tax expense		15,819
Deferred income tax benefit:		
Federal		(252)
State		8
Total deferred income tax benefit		(244)
Income tax provision	$	15,575

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2024 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	11,129	21.0%
Increase (decrease) in income tax resulting from:			
State income taxes		2,735	5.1%
Change in unrecognized tax benefit		1,737	3.3%
Other		(26)	—%
Income tax provision and effective income tax rate	$	15,575	29.4%

(in thousands, unless otherwise noted)

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties, is as follows:

Balance at December 31, 2023	$	6,150
Gross increases on unrecognized tax benefits in current period		1,515
Gross increases on unrecognized tax benefits in prior period		2
Gross decreases on unrecognized tax benefits in prior period		(109)
Settlement with taxing authorities		(209)
Balance at December 31, 2024	$	7,349

As of December 31, 2024, the Company had $5.8 million of unrecognized tax benefits, net of federal benefit which, if recognized, would affect the effective income tax rate.

The Company had accrued interest and penalties of $1.8 million related to uncertain tax positions at December 31, 2024. Total interest and penalties increased by $0.7 million during the year ended December 31, 2024.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are 2015 through 2024 and are under examination in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(9) Commitments and Contingencies

Legal Proceedings

As of December 31, 2024, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2024, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While

(in thousands, unless otherwise noted)

the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Funding Model Order Litigation

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs.

On October 17, 2023, the American Securities Association ("ASA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). On November 16, 2023, the Cboe U.S. national securities exchanges, the NYSE U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC ("Intervenors") filed motions to intervene on behalf of the SEC. On January 17, 2024, the 11th Circuit granted each of the motions to intervene on behalf of the SEC and established a briefing schedule and merits briefing concluded in the second quarter of 2024.

On September 13, 2024, Citadel filed a motion to stay the CAT Funding Model Order and to enjoin the collection of certain CAT fees during the pendency of this litigation, which the 11th Circuit denied on November 27, 2024. Oral argument on the merits was held on February 3, 2025. This challenge or any other challenge to the CAT Funding Model Order and/or Plan Participant(s) fee filings on behalf of CATLLC may significantly delay efforts by CATLLC to continue collecting the CAT fees. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the challenge is without merit and intends to vigorously litigate the matter.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On January 13, 2025, plaintiffs' motion for leave to file an amended complaint was granted. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Securities

(in thousands, unless otherwise noted)

Exchange Act of 1934 ("Exchange Act") and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order Litigation (described above), which is also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC to intervene on behalf of the SEC. This challenge or any other challenge to SEC Orders concerning the CAT may delay the CATLLC's implementation of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 8 ("Income Taxes").

(10) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024 through June 12, 2025, the date the financial statements were available to be issued. There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2024.

Cboe BZX Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2024

(With independent Auditors' Report Thereon)

Cboe BZX Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe BZX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BZX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

KPMG

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 12, 2025

Cboe BZX Exchange, Inc.
Statement of Financial Condition
December 31, 2024
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	76,096
Receivables from affiliates		76,542
Other receivables		12,748
Total current assets		165,386
Deferred income taxes, net		8,983
Notes receivable, net		29,874
Total assets	$	204,243
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	27,828
Section 31 fees payable		67,894
Payables to affiliates		10,503
Deferred revenue		305
Total current liabilities		106,530
Unrecognized tax benefits		37,070
Stockholder's equity:		
Retained earnings		60,643
Total stockholder's equity		60,643
Total liabilities and stockholder's equity	$	204,243

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Income
Year ended December 31, 2024
(In thousands)

Revenue:		
Transaction fees	$	620,136
Access and capacity fees		56,093
Market data fees		50,818
Regulatory fees		155,406
Other revenue		3,752
Total revenues		886,205
Cost of revenues:		
Liquidity payments		539,383
Routing and clearing		22,895
Section 31 fees		153,771
Royalty fees		362
Total cost of revenues		716,411
Revenues less cost of revenues		169,794
Operating expenses:		
Compensation and benefits		39,477
Management fee		5,672
Technology support services		8,195
Professional fees and outside services		11,118
Travel and promotional expenses		3,911
Facilities costs		2,212
Other expenses		25
Total operating expenses		70,610
Operating income		99,184
Non-operating income:		
Interest income		51
Income before income tax provision		99,235
Income tax provision		30,137
Net income	$	69,098

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2024
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at December 31, 2023	$ 41,545	$ 41,545
Dividend to Parent	(50,000)	(50,000)
Net income	69,098	69,098
Balance at December 31, 2024	$ 60,643	$ 60,643

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2024
(In thousands)

Cash flows from operating activities:		
Net income	$	69,098
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(1,216)
Changes in assets and liabilities:		
Accounts receivable		(28,647)
Receivables from affiliates		(38,587)
Notes receivable, net		4,214
Other receivables		(11,084)
Accounts payable and accrued liabilities		1,551
Section 31 fees payable		48,773
Payables to affiliates		(342)
Deferred revenue		(185)
Unrecognized tax benefits		6,425
Net cash provided by operating activities		50,000
Cash flows used in financing activities:		
Dividend to Parent		(50,000)
Net cash used in financing activities		(50,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	23,484

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BZX Exchange, Inc. (“the Company” or “BZX”), a wholly-owned subsidiary of Cboe Services Company, is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (“U.S.”). The ultimate holding company is Cboe Global Markets, Inc. (“the Parent”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also lists Exchange Traded Products (“ETPs”) and provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation (“DTCC”) and The Options Clearing Corporation (“OCC”), the Company’s share of distributable revenue receivable from Options Price Reporting Authority (“OPRA”), and market data fees associated with the U.S. tape plans. Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company’s receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company’s assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company’s operations are included in the Parent’s income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company’s policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company’s published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company’s published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan (“UTP”), and the Consolidated Tape Association Plan (“CTA”), fees received by the Company from OPRA, and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission (“SEC”) Regulation National Market System ("NMS") that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company’s published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission (“SEC”). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as

(In thousands, unless otherwise noted)

Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee (“ORF”) which supports the Company’s regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

Other Revenue

Other revenue consists of listings fees and listing application fees revenue, and is recognized when received.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail (“CAT”), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC (“CATLLC”). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 (“Rule 613”), and it strives to enhance regulators’ ability to monitor trading activity in the U.S. national securities markets through a phased implementation. CATLLC is a national market system plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the “SROs” or “Plan Participants”) to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT national market system plan to implement a revised funding model (“CAT Funding Model”) for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the “executed equivalent shares” of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund a portion of prospective CAT costs.

Prior to September 3, 2024, the funding of the CAT was solely provided to CATLLC by the Plan Participants in exchange for promissory notes. However, pursuant to the CAT Funding Model, the Plan Participants submitted fee filings on behalf of CATLLC to recover a portion of historical CAT costs incurred prior to 2022, and those filings became effective as of October 1, 2024. CATLLC began remitting funds collected from CAT Executing Brokers of Buyers and Sellers to the Plan Participants in December 2024 to begin paying back a portion of the promissory notes issued by the Plan Participants to fund the CAT prior to January 1, 2022.

Additional CAT fees related to a portion of other historical CAT costs incurred between January 1, 2022 and July 15, 2024 are planned to be introduced at a later time through separate fee filings submitted by the Plan Participants. Portions of promissory notes related to the funding of the implementation and operation of the CAT may not be collectible, including if the SEC finds that the Plan Participants did not satisfy any of the financial accountability milestones.

Pursuant to fee filings submitted by Plan Participants, as of September 3, 2024, CATLLC began assessing transaction-based fees to CAT Executing Brokers of Buyers and Sellers to cover a portion of prospective CAT costs. At the same time, CATLLC also began assessing a transaction-based fee to the respective Plan Participants for the same amount. To continue to fund CATLLC as it transitioned to collecting fees from Industry Members and Plan Participants to cover ongoing CAT costs in accordance with the CAT Funding Model, Plan Participants temporarily issued short-term notes to CATLLC to cover CAT costs that were payable by CATLLC until CATLLC collected sufficient proceeds from the fees to cover those costs. As of January 2025, CATLLC has fully repaid these short-term notes through funds collected form the fees assessed to CAT Executing Brokers and Plan Participants. CATLLC has also used the funds collected to pay CATLLC expenses and has retained excess funds as a reserve per the CAT Funding Model and budget. Moving forward, CATLLC plans for the Plan Participants to submit prospective fee filings on CATLLC’s behalf every six months to update the transaction fee rates as necessary to cover prospective CAT costs. The last such filings were submitted in December 2024 and effected a rate change beginning January 2, 2025. The Company expects Plan

(In thousands, unless otherwise noted)

Participants will no longer issue additional short-term notes to CATLLC to fund CAT given that CATLLC has begun imposing and collecting fees to cover CAT costs.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 9 ("Commitments and Contingencies") for more information. As of December 31, 2024, the long-term notes receivable, net balance was $29.9 million. In 2024, the Company reclassified $9.3 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes, and received $0.7 million in payments.

The following represents the changes in allowance for credit losses for the year ended December 31, 2024:

	Balance at December 31, 2023	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2024
Allowance for notes receivable credit losses	$ 7,976	$ —	$ —	$ —	$ 7,976

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2024:

Accounts payable	$ 27,723
Accrued liabilities	62
Current portion of tax uncertainties	43
	$ 27,828

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Compensation and benefits	$ 39,477
Management fee	5,672
Technology support services	7,167
Professional fees and outside services	4,483
Travel and promotional expenses	3,911
Facilities costs	2,212
	$ 62,922

(In thousands, unless otherwise noted)

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Revenues:		
Transaction fees	$	2,072
Access and capacity fees		707
Market data fees		476
Other revenue		35
	$	3,290
Cost of revenues:		
Routing and clearing fees	$	22,863
Section 31 fees		2,828
	$	25,691

(6) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities and listed equity options in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, regulatory fees, and other revenue. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 24% of its total revenues from its largest two customers in 2024.

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2024:

	Balance at December 31, 2023	Cash Additions	Revenue Recognition	Balance at December 31, 2024
Other, net (1)	$ 490	$ 3,780	$ (3,965)	$ 305
Total deferred revenue	$ 490	$ 3,780	$ (3,965)	$ 305

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the condensed consolidated statements of income, which include but are not limited to listing fees and membership fees.

(In thousands, unless otherwise noted)

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2024:

Deferred tax assets:		
Unrecognized tax benefits	$	8,344
Allowance for credit losses		561
Investments		78
Other		101
Subtotal		9,084
Valuation allowance		(101)
Total deferred tax assets	$	8,983

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $0.1 million was recorded against gross deferred tax assets for certain investments as of December 31, 2024.

The income tax provision for the year ended December 31, 2024 consists of the following:

Current tax expense:		
Federal	$	18,962
State		12,391
Total current tax expense		31,353
Deferred income tax benefit		
Federal		(1,070)
State		(146)
Total deferred income tax benefit		(1,216)
Income tax provision	$	30,137

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2024 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	20,838	21.0 %
Increase (decrease) in income tax resulting from:			
State income taxes		4,626	4.7 %
Change in unrecognized tax benefits		5,040	5.1 %
Other		(367)	(0.4)%
Income tax provision	$	30,137	30.4 %

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2023	$	23,264
Gross increases on unrecognized tax benefits in current period		2,862
Gross increases on unrecognized tax benefits in prior period		6
Gross decreases on unrecognized tax benefits in prior period		(240)
Settlement with taxing authorities		(1,533)
Balance at December 31, 2024	$	24,359

(In thousands, unless otherwise noted)

As of December 31, 2024, the Company had $19.2 million of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $12.8 million related to uncertain tax positions at December 31, 2024. Total interest and penalties increased by $2.9 million during the year ended December 31, 2024.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are 2015 through 2024 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(9) Commitments and Contingencies

Legal proceedings

As of December 31, 2024, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2024, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Funding Model Order Litigation

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs.

On October 17, 2023, the American Securities Association ("ASA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). On November 16, 2023, the Cboe U.S. national securities exchanges, the NYSE U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC ("Intervenors") filed motions to intervene on behalf of the SEC. On January 17, 2024, the 11th Circuit granted each of the motions to intervene on behalf of the SEC and established a briefing schedule and merits briefing concluded in the second quarter of 2024.

On September 13, 2024, Citadel filed a motion to stay the CAT Funding Model Order and to enjoin the collection of certain CAT fees during the pendency of this litigation, which the 11th Circuit denied on November 27, 2024. Oral argument on the merits was held on February 3, 2025. This challenge or any other challenge to

(In thousands, unless otherwise noted)

the CAT Funding Model Order and/or Plan Participant(s) fee filings on behalf of CATLLC may significantly delay efforts by CATLLC to continue collecting the CAT fees. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the challenge is without merit and intends to vigorously litigate the matter.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. A dispositive-motion briefing schedule was established and briefing is scheduled to conclude in the fourth quarter of 2025. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order Litigation (described above), which is also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC to intervene on behalf of the SEC. This challenge or any other challenge to SEC Orders concerning the CAT may delay the CATLLC's implementation of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Equity Access Fees Cap Challenge

In December 2022, the SEC released four equity market structure proposals, including one concerning Regulation NMS Amendments: Tick Size, Access Fees, and Transparency. On October 8, 2024, the SEC promulgated Final Rules concerning Reg NMS to amend the minimum pricing increments for quoting certain NMS stocks, reduce access fee caps, and enhance the transparency of better priced orders ("Final Rules"). Among other things, the Final Rules reduce the access fee cap from $0.30 per 100 shares to $0.10 per 100 shares.

On October 30, 2024, the Parent's equities exchanges, BZX, BYX, EDGX, and EDGA (collectively, the "Cboe U.S. equity exchanges") and Nasdaq, Inc. filed a Petition for Review ("PFR") in the Court of Appeals for the D.C. Circuit appealing the Final Rules. On December 3, 2024, the Cboe U.S. equity exchanges and Nasdaq, Inc. filed a request with the SEC for a stay to delay the initial implementation date of the Final Rules, which was scheduled to occur in November 2025. On December 12, 2024, the SEC granted a stay of the challenged provision of the Final Rules until the litigation is resolved. The briefing on the merits concluded on April 7, 2025, and oral argument was held on May 15, 2025. The parties are waiting for a decision.

The Final Rules, amongst other things, are expected to reduce access fee caps to a level that may inhibit our ability to incentivize liquidity on the Cboe U.S. equity exchanges, thereby resulting in a reduction in transaction fee revenue, as well as limit our ability to differentiate our fee schedule and compete with other national securities exchanges and off-exchange venues, which may have a material impact on our business, financial condition, and operating results. The Company and the Cboe U.S. equity exchanges intend to litigate the matter vigorously.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 8 ("Income Taxes").

(10) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2024 through June 12, 2025, which is the date the financial statements were available to be issued.

There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2024.

Cboe BYX Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2024

(With Independent Auditors' Report Thereon)

Cboe BYX Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors’ Report

The Board of Directors
Cboe BYX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BYX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of income, changes in stockholder’s equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

KPMG

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 12, 2025

Cboe BYX Exchange, Inc.
Statement of Financial Condition
December 31, 2024
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	9,809
Receivables from affiliates		36,385
Other receivables		4,411
Total current assets		50,605
Deferred income taxes		3,777
Notes receivable, net		13,484
Total assets	$	67,866
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	915
Section 31 fees payable		8,690
Payables to affiliates		1,340
Deferred revenue		255
Total current liabilities		11,200
Unrecognized tax benefits		15,805
Stockholder's equity:		
Retained earnings		40,861
Total stockholder's equity		40,861
Total liabilities and stockholder's equity	$	67,866

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.

Statement of Income

Year ended December 31, 2024

(In thousands)

Revenue:		
Transaction fees	$	43,281
Access and capacity fees		26,916
Market data fees		9,736
Regulatory fees		19,182
Total revenues		99,115
Cost of revenues:		
Liquidity payments		21,266
Routing and clearing		3,517
Section 31 fees		18,784
Total cost of revenues		43,567
Revenues less cost of revenues		55,548
Operating expenses:		
Compensation and benefits		3,941
Management fee		563
Technology support services		948
Professional fees and outside services		1,916
Travel and promotional expenses		443
Facilities costs		206
Other expenses		25
Total operating expenses		8,042
Income before income tax provision		47,506
Income tax provision		14,148
Net income	$	33,358

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2024
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at December 31, 2023	$ 27,503	$ 27,503
Dividend to Parent	(20,000)	(20,000)
Net income	33,358	33,358
Balance at December 31, 2024	$ 40,861	$ 40,861

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2024
(In thousands)

Cash flows from operating activities:		
Net income	$	33,358
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(572)
Changes in assets and liabilities:		
Accounts receivable		(2,341)
Receivables from affiliates		(18,260)
Notes receivable, net		3,788
Other receivables		(4,411)
Accounts payable and accrued liabilities		(989)
Section 31 fees payable		6,331
Payables to affiliates		220
Deferred revenue		(5)
Unrecognized tax benefits		2,881
Net cash provided by operating activities		20,000
Cash flows used in financing activities:		
Dividend to Parent		(20,000)
Net cash used in financing activities		(20,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	9,662

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BYX Exchange, Inc. ("the Company" or "BYX"), a wholly-owned subsidiary of Cboe Services Company, is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The ultimate holding company is Cboe Global Markets, Inc. ("the Parent"). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company’s operations are included in the Parent’s income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company’s policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company’s published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company’s published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan (“UTP”), and the Consolidated Tape Association Plan (“CTA”), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission (“SEC”) Regulation National Market System ("NMS") that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company’s published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission (“SEC”). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail (“CAT”), a portion of which notes are expected to be repaid by Consolidated Audit

(In thousands, unless otherwise noted)

Trail, LLC (“CATLLC”). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 (“Rule 613”), and it strives to enhance regulators’ ability to monitor trading activity in the U.S. national securities markets through a phased implementation. CATLLC is a national market system plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the “SROs” or “Plan Participants”) to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT national market system plan to implement a revised funding model (“CAT Funding Model”) for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the “executed equivalent shares” of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund a portion of prospective CAT costs.

Prior to September 3, 2024, the funding of the CAT was solely provided to CATLLC by the Plan Participants in exchange for promissory notes. However, pursuant to the CAT Funding Model, the Plan Participants submitted fee filings on behalf of CATLLC to recover a portion of historical CAT costs incurred prior to 2022, and those filings became effective as of October 1, 2024. CATLLC began remitting funds collected from CAT Executing Brokers of Buyers and Sellers to the Plan Participants in December 2024 to begin paying back a portion of the promissory notes issued by the Plan Participants to fund the CAT prior to January 1, 2022.

Additional CAT fees related to a portion of other historical CAT costs incurred between January 1, 2022 and July 15, 2024 are planned to be introduced at a later time through separate fee filings submitted by the Plan Participants. Portions of promissory notes related to the funding of the implementation and operation of the CAT may not be collectible, including if the SEC finds that the Plan Participants did not satisfy any of the financial accountability milestones.

Pursuant to fee filings submitted by Plan Participants, as of September 3, 2024, CATLLC began assessing transaction-based fees to CAT Executing Brokers of Buyers and Sellers to cover a portion of prospective CAT costs. At the same time, CATLLC also began assessing a transaction-based fee to the respective Plan Participants for the same amount. To continue to fund CATLLC as it transitioned to collecting fees from Industry Members and Plan Participants to cover ongoing CAT costs in accordance with the CAT Funding Model, Plan Participants temporarily issued short-term notes to CATLLC to cover CAT costs that were payable by CATLLC until CATLLC collected sufficient proceeds from the fees to cover those costs. As of January 2025, CATLLC has fully repaid these short-term notes through funds collected form the fees assessed to CAT Executing Brokers and Plan Participants. CATLLC has also used the funds collected to pay CATLLC expenses and has retained excess funds as a reserve per the CAT Funding Model and budget. Moving forward, CATLLC plans for the Plan Participants to submit prospective fee filings on CATLLC’s behalf every six months to update the transaction fee rates as necessary to cover prospective CAT costs. The last such filings were submitted in December 2024 and effected a rate change beginning January 2, 2025. The Company expects Plan Participants will no longer issue additional short-term notes to CATLLC to fund CAT given that CATLLC has begun imposing and collecting fees to cover CAT costs.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 9 (“Commitments and Contingencies”) for more information. As of December 31, 2024, the long-term notes receivable, net balance was $13.5 million. In 2024, the Company reclassified $4.5 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes, and received $0.1 million in payments.

The following represents the changes in allowance for credit losses for the year ended December 31, 2024:

	Balance at December 31, 2023	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2024
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(In thousands, unless otherwise noted)

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2024:

Accounts payable	$	905
Current portion of tax uncertainties		10
	$	915

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Compensation and benefits	$	3,941
Management fee		563
Technology support services		671
Professional fees and outside services		386
Travel and promotional expenses		443
Facilities costs		206
	$	6,210

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Revenues:		
Transaction fees	$	99
Access and capacity fees		138
	$	237
Cost of Revenues:		
Routing and clearing fees	$	3,488
Section 31 fees		1,008
	$	4,496

(6) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, and regulatory fees. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to

(In thousands, unless otherwise noted)

make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 10% of its total revenues from a single customer in 2024.

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2024:

	Balance at December 31, 2023	Cash Additions	Revenue Recognition	Balance at December 31, 2024
Other, net (1)	$ 260	$ 262	$ (267)	$ 255
Total deferred revenue	$ 260	$ 262	$ (267)	$ 255

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the condensed consolidated statements of income, which include but are not limited to listing fees and membership fees.

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2024:

Deferred tax assets:	
Unrecognized tax benefits	$ 3,520
Allowance for credit losses	250
Other	7
Total deferred tax assets	$ 3,777

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2024 consists of the following:

Current tax expense:	
Federal	$ 9,270
State	5,450
Total current tax expense	14,720
Deferred income tax benefit	
Federal	(511)
State	(61)
Total deferred income tax benefit	(572)
Income tax provision	$ 14,148

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2024 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$ 9,976	21.0 %
Increase (decrease) in income tax resulting from:		
State income taxes	2,012	4.2 %
Change in unrecognized tax benefits	2,249	4.8 %
Other	(89)	(0.2)%
Income tax provision	$ 14,148	29.8 %

(In thousands, unless otherwise noted)

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2023	$	9,885
Gross increases on unrecognized tax benefits in current period		1,374
Gross increases on unrecognized tax benefits in prior period		2
Gross decreases on unrecognized tax benefits in prior period		(104)
Settlement with taxing authorities		(472)
Balance at December 31, 2024	$	10,685

As of December 31, 2024, the Company had $8.4 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective income tax rate. The Company had accrued interest and penalties of $5.1 million related to uncertain tax positions at December 31, 2024. Total interest and penalties increased by $1.3 million during the year ended December 31, 2024.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are 2015 through 2024 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(9) Commitments and Contingencies

Legal proceedings

As of December 31, 2024, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2024, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Funding Model Order Litigation

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs.

(In thousands, unless otherwise noted)

On October 17, 2023, the American Securities Association ("ASA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). On November 16, 2023, the Cboe U.S. national securities exchanges, the NYSE U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC ("Intervenors") filed motions to intervene on behalf of the SEC. On January 17, 2024, the 11th Circuit granted each of the motions to intervene on behalf of the SEC and established a briefing schedule and merits briefing concluded in the second quarter of 2024.

On September 13, 2024, Citadel filed a motion to stay the CAT Funding Model Order and to enjoin the collection of certain CAT fees during the pendency of this litigation, which the 11th Circuit denied on November 27, 2024. Oral argument on the merits was held on February 3, 2025. This challenge or any other challenge to the CAT Funding Model Order and/or Plan Participant(s) fee filings on behalf of CATLLC may significantly delay efforts by CATLLC to continue collecting the CAT fees. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the challenge is without merit and intends to vigorously litigate the matter.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. A dispositive-motion briefing schedule was established and briefing is scheduled to conclude in the fourth quarter of 2025. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order Litigation (described above), which is also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC to intervene on behalf of the SEC. This challenge or any other challenge to SEC Orders concerning the CAT may delay the CATLLC's implementation of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Equity Access Fees Cap Challenge

In December 2022, the SEC released four equity market structure proposals, including one concerning Regulation NMS Amendments: Tick Size, Access Fees, and Transparency. On October 8, 2024, the SEC promulgated Final Rules concerning Reg NMS to amend the minimum pricing increments for quoting certain NMS stocks, reduce access fee caps, and enhance the transparency of better priced orders ("Final Rules"). Among other things, the Final Rules reduce the access fee cap from $0.30 per 100 shares to $0.10 per 100 shares.

On October 30, 2024, the Parent's equities exchanges, BZX, BYX, EDGX, and EDGA (collectively, the "Cboe U.S. equity exchanges") and Nasdaq, Inc. filed a Petition for Review ("PFR") in the Court of Appeals for the D.C. Circuit appealing the Final Rules. On December 3, 2024, the Cboe U.S. equity exchanges and Nasdaq, Inc. filed a request with the SEC for a stay to delay the initial implementation date of the Final Rules, which was scheduled to occur in November 2025. On December 12, 2024, the SEC granted a stay of the challenged

(In thousands, unless otherwise noted)

provision of the Final Rules until the litigation is resolved. The briefing on the merits concluded on April 7, 2025, and oral argument was held on May 15, 2025. The parties are waiting for a decision.

The Final Rules, amongst other things, are expected to reduce access fee caps to a level that may inhibit our ability to incentivize liquidity on the Cboe U.S. equity exchanges, thereby resulting in a reduction in transaction fee revenue, as well as limit our ability to differentiate our fee schedule and compete with other national securities exchanges and off-exchange venues, which may have a material impact on our business, financial condition, and operating results. The Company and the Cboe U.S. equity exchanges intend to litigate the matter vigorously.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 8 ("Income Taxes").

(10) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2024 through June 12, 2025, which is the date the financial statements were available to be issued.

There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2024.

Cboe EDGA Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2024

(With independent Auditors' Report Thereon)

Cboe EDGA Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe EDGA Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGA Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 12, 2025

Cboe EDGA Exchange, Inc.
Statement of Financial Condition
December 31, 2024
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	9,080
Receivables from affiliates		32,913
Other receivables		4,420
Total current assets		46,413
Deferred income taxes		3,599
Notes receivable, net		14,159
Total assets	$	64,171
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	2,682
Section 31 fees payable		8,121
Payables to affiliates		1,292
Deferred revenue		253
Total current liabilities		12,348
Unrecognized tax benefits		14,948
Stockholder's equity:		
Retained earnings		36,875
Total stockholder's equity		36,875
Total liabilities and stockholder's equity	$	64,171

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.

Statement of Income

Year ended December 31, 2024

(In thousands)

Revenue:	
Transaction fees	$ 79,926
Access and capacity fees	27,233
Market data fees	11,938
Regulatory fees	22,076
Other revenue	1,183
Total revenues	142,356
Cost of revenues:	
Liquidity payments	63,908
Routing and clearing	6,278
Section 31 fees	21,692
Total cost of revenues	91,878
Revenues less cost of revenues	50,478
Operating expenses:	
Compensation and benefits	6,242
Management fee	889
Technology support services	1,361
Professional fees and outside services	2,483
Travel and promotional expenses	662
Facilities costs	326
Other expenses	25
Total operating expenses	11,988
Income before income tax provision	38,490
Income tax provision	11,631
Net income	$ 26,859

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.

Statement of Changes in Stockholder's Equity
Year ended December 31, 2024
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at December 31, 2023	$ 20,016	$ 20,016
Dividend to Parent	(10,000)	(10,000)
Net income	26,859	26,859
Balance at December 31, 2024	$ 36,875	$ 36,875

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2024

(In thousands)

Cash flows from operating activities:		
Net income	$	26,859
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(536)
Changes in assets and liabilities:		
Accounts receivable		2,257
Receivables from affiliates		(19,932)
Notes receivable, net		3,292
Other receivables		(4,420)
Accounts payable		(3,078)
Section 31 fees payable		3,842
Payables to affiliates		(869)
Deferred revenue		5
Unrecognized tax benefits		2,580
Net cash provided by operating activities		10,000
Cash flows used in financing activities:		
Dividend to Parent		(10,000)
Net cash used in financing activities		(10,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	5,620

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGA Exchange, Inc. (“the Company” or “EDGA”), a wholly-owned subsidiary of Direct Edge, LLC, is an electronic market for the trading of listed cash equity securities in the United States (“U.S.”). The ultimate holding company is Cboe Global Markets, Inc. (“the Parent”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation (“DTCC”) and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company’s receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company’s assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. Prior to November 1, 2024, these fees could have been variable based on trade volume tiered discounts; however, as all tiered discounts were calculated monthly, the actual discount was recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts (prior to November 1, 2024), were calculated and billed monthly in accordance with the Company's published fee schedules.

EDGA transitioned from an inverted fee model to a maker-taker, tier-free fee model on November 1, 2024. Under this structure, liquidity providers receive a rebate, while liquidity takers pay a fee, all within a pricing model that does not include volume-based tiers.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange

Commission ("SEC") Regulation National Market System ("NMS") that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as

(In thousands, unless otherwise noted)

Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

Other Revenue

Other revenue represents execution and license fees. During the year ended December 31, 2024, the Company charged Cboe Netherlands Services Company B.V. ("CNSC") $1.2 million in license fees in accordance with the Market Data Sharing Agreement that CNSC entered with Cboe affiliates, with only EDGA providing data, representing the entirety of services provided.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail (“CAT”), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC (“CATLLC”). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 (“Rule 613”), and it strives to enhance regulators’ ability to monitor trading activity in the U.S. national securities markets through a phased implementation. CATLLC is a national market system plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the “SROs” or “Plan Participants”) to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT national market system plan to implement a revised funding model (“CAT Funding Model”) for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the “executed equivalent shares” of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund a portion of prospective CAT costs.

Prior to September 3, 2024, the funding of the CAT was solely provided to CATLLC by the Plan Participants in exchange for promissory notes. However, pursuant to the CAT Funding Model, the Plan Participants submitted fee filings on behalf of CATLLC to recover a portion of historical CAT costs incurred prior to 2022, and those filings became effective as of October 1, 2024. CATLLC began remitting funds collected from CAT Executing Brokers of Buyers and Sellers to the Plan Participants in December 2024 to begin paying back a portion of the promissory notes issued by the Plan Participants to fund the CAT prior to January 1, 2022.

Additional CAT fees related to a portion of other historical CAT costs incurred between January 1, 2022 and July 15, 2024 are planned to be introduced at a later time through separate fee filings submitted by the Plan Participants. Portions of promissory notes related to the funding of the implementation and operation of the CAT may not be collectible, including if the SEC finds that the Plan Participants did not satisfy any of the financial accountability milestones.

Pursuant to fee filings submitted by Plan Participants, as of September 3, 2024, CATLLC began assessing transaction-based fees to CAT Executing Brokers of Buyers and Sellers to cover a portion of prospective CAT costs. At the same time, CATLLC also began assessing a transaction-based fee to the respective Plan Participants for the same amount. To continue to fund CATLLC as it transitioned to collecting fees from Industry Members and Plan Participants to cover ongoing CAT costs in accordance with the CAT Funding Model, Plan Participants temporarily issued short-term notes to CATLLC to cover CAT costs that were payable by CATLLC until CATLLC collected sufficient proceeds from the fees to cover those costs. As of January 2025, CATLLC has fully repaid these short-term notes through funds collected form the fees assessed to CAT Executing Brokers and Plan Participants. CATLLC has also used the funds collected to pay CATLLC expenses and has retained excess funds as a reserve per the CAT Funding Model and budget. Moving forward, CATLLC plans for the Plan Participants to submit prospective fee filings on CATLLC’s behalf every six months to update the transaction fee rates as necessary to cover prospective CAT costs. The last such filings were submitted in December 2024 and effected a rate change beginning January 2, 2025. The Company expects Plan Participants will no longer issue additional short-term notes to CATLLC to fund CAT given that CATLLC has begun imposing and collecting fees to cover CAT costs.

(In thousands, unless otherwise noted)

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 8 ("Commitments and Contingencies") for more information. As of December 31, 2024, the long-term notes receivable, net balance was $14.2 million. In 2024, the Company reclassified $4.5 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes, and received $0.1 million in payments.

The following represents the changes in allowance for credit losses for the year ended December 31, 2024:

	Balance at December 31, 2023	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2024
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis. During the year ended December 31, 2024, the Company charged CNSC $1.2 million in other revenue in accordance with a Market Data Sharing Agreement.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Compensation and benefits	$ 6,242
Management fee	889
Technology support services	995
Professional fees and outside services	610
Travel and promotional expenses	662
Facilities costs	326
	$ 9,724

(In thousands, unless otherwise noted)

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Revenues:		
Transaction fees	$	58
Access and capacity fees		178
Other revenue		1,183
	$	1,419
Cost of revenues:		
Routing and clearing fees	$	6,173
Section 31 fees		1,077
	$	7,250

(5) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, regulatory fees, and other revenue. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 28% of its total revenues from its largest two customers in 2024.

(6) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2024:

	Balance at December 31, 2023	Cash Additions	Revenue Recognition	Balance at December 31, 2024
Other, net (1)	$ 248	$ 261	$ (256)	$ 253
Total deferred revenue	$ 248	$ 261	$ (256)	$ 253

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the condensed consolidated statements of income, which include but are not limited to listing fees and membership fees.

(7) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2024:

Deferred tax assets:		
Unrecognized tax benefits	$	3,349
Allowance for credit losses		250
Total deferred tax assets	$	3,599

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

(In thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2024 consists of the following:

Current tax expense:		
Federal	$	7,484
State		4,683
Total current tax expense		12,167
Deferred income tax benefit		
Federal		(471)
State		(65)
Total deferred income tax benefit		(536)
Income tax provision	$	11,631

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2024 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	8,083	21.0 %
Increase (decrease) in income tax resulting from:			
State income taxes		1,652	4.3 %
Change in unrecognized tax benefits		2,001	5.2 %
Other		(105)	(0.3)%
Income tax provision	$	11,631	30.2 %

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2023	$	9,081
Gross increases on unrecognized tax benefits in current period		1,109
Gross increases on unrecognized tax benefits in prior period		—
Gross decreases on unrecognized tax benefits in prior period		(79)
Settlement with taxing authorities		(412)
Balance at December 31, 2024	$	9,699

As of December 31, 2024, the Company had $7.7 million of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $5.2 million related to uncertain tax positions at December 31, 2024. Total interest and penalties increased by $1.3 million during the year ended December 31, 2024.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are 2015 through 2024 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(8) Commitments and Contingencies

Legal proceedings

As of December 31, 2024, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

(In thousands, unless otherwise noted)

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2024, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Funding Model Order Litigation

On September 6, 2023, the SEC issued an order approving an amendment to the CAT National Market System Plan to implement a revised funding model for CATLLC to fund the CAT ("CAT Funding Model Order"). The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs.

On October 17, 2023, the American Securities Association ("AMA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). On November 16, 2023, the Cboe U.S. national securities exchanges, the NYSE U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC filed motions to intervene on behalf of the SEC. On January 17, 2024, the 11th Circuit granted each of the motions to intervene on behalf of the SEC and established a briefing schedule. Briefing concluded in the second quarter of 2024 and the 11th Circuit is expected to schedule oral argument to occur in the second half of 2024. This challenge or any other challenge to the CAT Funding Model Order and/or Plan Participant(s) fee filings may significantly delay efforts to implement the CAT fees. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intends to vigorously litigate the matter.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. A dispositive-motion briefing schedule was established and briefing is scheduled to conclude in the fourth quarter of 2025. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in

(In thousands, unless otherwise noted)

the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order Litigation (described above), which is also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC to intervene on behalf of the SEC. This challenge or any other challenge to SEC Orders concerning the CAT may delay the CATLLC’s implementation of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Equity Access Fees Cap Challenge

In December 2022, the SEC released four equity market structure proposals, including one concerning Regulation NMS Amendments: Tick Size, Access Fees, and Transparency. On October 8, 2024, the SEC promulgated Final Rules concerning Reg NMS to amend the minimum pricing increments for quoting certain NMS stocks, reduce access fee caps, and enhance the transparency of better priced orders (“Final Rules”). Among other things, the Final Rules reduce the access fee cap from $0.30 per 100 shares to $0.10 per 100 shares.

On October 30, 2024, the Parent’s equities exchanges, BZX, BYX, EDGX, and EDGA (collectively, the “Cboe U.S. equity exchanges”) and Nasdaq, Inc. filed a Petition for Review (“PFR”) in the Court of Appeals for the D.C. Circuit appealing the Final Rules. On December 3, 2024, the Cboe U.S. equity exchanges and Nasdaq, Inc. filed a request with the SEC for a stay to delay the initial implementation date of the Final Rules, which was scheduled to occur in November 2025. On December 12, 2024, the SEC granted a stay of the challenged provision of the Final Rules until the litigation is resolved. The briefing on the merits concluded on April 7, 2025, and oral argument was held on May 15, 2025. The parties are waiting for a decision.

The Final Rules, amongst other things, are expected to reduce access fee caps to a level that may inhibit our ability to incentivize liquidity on the Cboe U.S. equity exchanges, thereby resulting in a reduction in transaction fee revenue, as well as limit our ability to differentiate our fee schedule and compete with other national securities exchanges and off-exchange venues, which may have a material impact on our business, financial condition, and operating results. The Company and the Cboe U.S. equity exchanges intend to litigate the matter vigorously.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company’s compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members’ compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 (“Notes Receivable, Net”) for information on promissory notes related to the CAT.

See also Note 7 (“Income Taxes”).

(9) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2024 through June 12, 2025, which is the date the financial statements were available to be issued.

There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2024.

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached please find audited financial statements of Cboe EDGX Exchange, Inc. for the latest fiscal year ending December 31, 2024. Cboe EDGX Exchange, Inc. has no consolidated subsidiaries.

Cboe EDGX Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2024

(With independent Auditors' Report Thereon)

Cboe EDGX Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe EDGX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 12, 2025

Cboe EDGX Exchange, Inc.
Statement of Financial Condition
December 31, 2024
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	82,868
Receivables from affiliates		89,410
Other receivables		14,371
Total current assets		186,649
Deferred income taxes, net		4,225
Notes receivable, net		30,720
Total assets	$	221,594
Liabilities and Stockholder’s Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	55,967
Section 31 fees payable		71,127
Payables to affiliates		14,847
Deferred revenue		290
Total current liabilities		142,231
Unrecognized tax benefits		17,557
Stockholder's equity:		
Additional paid-in capital		10,024
Retained earnings		51,782
Total stockholder's equity		61,806
Total liabilities and stockholder's equity	$	221,594

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Income
Year ended December 31, 2024
(In thousands)

Revenue:		
Transaction fees	$	599,100
Access and capacity fees		45,394
Market data fees		46,482
Regulatory fees		153,222
Other revenue		486
Total revenues		844,684
Cost of revenues:		
Liquidity payments		525,610
Routing and clearing		18,235
Section 31 fees		151,584
Total cost of revenues		695,429
Revenues less cost of revenues		149,255
Operating expenses:		
Compensation and benefits		61,151
Management fee		8,813
Technology support services		12,078
Professional fees and outside services		14,067
Travel and promotional expenses		5,975
Facilities costs		3,467
Other expenses		25
Total operating expenses		105,576
Operating income		43,679
Non-operating income:		
Interest income		50
Income before income tax provision		43,729
Income tax provision		13,337
Net income	$	30,392

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2024
(In thousands)

	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2023	$ 10,024	$ 26,390	$ 36,414
Dividend to Parent	—	(5,000)	(5,000)
Net income	—	30,392	30,392
Balance at December 31, 2024	$ 10,024	$ 51,782	$ 61,806

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2024
(In thousands)

Cash flows from operating activities:		
Net income	$	30,392
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(671)
Changes in assets and liabilities:		
Accounts receivable		(32,090)
Receivables from affiliates		(52,151)
Notes receivable, net		2,349
Other receivables		(12,743)
Accounts payable and accrued liabilities		14,629
Section 31 fees payable		53,141
Payables to affiliates		(826)
Deferred revenue		(24)
Unrecognized tax benefits		2,994
Net cash provided by operating activities		5,000
Cash flows used in financing activities:		
Dividend to Parent		(5,000)
Net cash used in financing activities		(5,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	5,872

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGX Exchange, Inc. (“the Company” or “EDGX”), a wholly-owned subsidiary of Direct Edge, LLC, is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (“U.S.”). The ultimate holding company is Cboe Global Markets, Inc. (“the Parent”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation (“DTCC”) and The Options Clearing Corporation (“OCC”), the Company’s share of distributable revenue receivable from Options Price Reporting Authority (“OPRA”), and market data fees associated with the U.S. tape plans. Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company’s receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company’s assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), fees received by the Company from OPRA, and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation National Market System ("NMS") that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as

(In thousands, unless otherwise noted)

Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

Other Revenue

Other revenue includes order-to-trade ratio fees revenue. These fees are billed in accordance with the Company's published fees and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 ("Rule 613"), and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets through a phased implementation. CATLLC is a national market system plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "SROs" or "Plan Participants") to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT national market system plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund a portion of prospective CAT costs.

Prior to September 3, 2024, the funding of the CAT was solely provided to CATLLC by the Plan Participants in exchange for promissory notes. However, pursuant to the CAT Funding Model, the Plan Participants submitted fee filings on behalf of CATLLC to recover a portion of historical CAT costs incurred prior to 2022, and those filings became effective as of October 1, 2024. CATLLC began remitting funds collected from CAT Executing Brokers of Buyers and Sellers to the Plan Participants in December 2024 to begin paying back a portion of the promissory notes issued by the Plan Participants to fund the CAT prior to January 1, 2022.

Additional CAT fees related to a portion of other historical CAT costs incurred between January 1, 2022 and July 15, 2024 are planned to be introduced at a later time through separate fee filings submitted by the Plan Participants. Portions of promissory notes related to the funding of the implementation and operation of the CAT may not be collectible, including if the SEC finds that the Plan Participants did not satisfy any of the financial accountability milestones.

Pursuant to fee filings submitted by Plan Participants, as of September 3, 2024, CATLLC began assessing transaction-based fees to CAT Executing Brokers of Buyers and Sellers to cover a portion of prospective CAT costs. At the same time, CATLLC also began assessing a transaction-based fee to the respective Plan Participants for the same amount. To continue to fund CATLLC as it transitioned to collecting fees from Industry Members and Plan Participants to cover ongoing CAT costs in accordance with the CAT Funding Model, Plan Participants temporarily issued short-term notes to CATLLC to cover CAT costs that were payable by CATLLC until CATLLC collected sufficient proceeds from the fees to cover those costs. As of January 2025, CATLLC has fully repaid these short-term notes through funds collected form the fees assessed to CAT Executing Brokers and Plan Participants. CATLLC has also used the funds collected to pay CATLLC expenses and has retained excess funds as a reserve per the CAT Funding Model and budget. Moving forward, CATLLC plans for the Plan Participants to submit prospective fee filings on CATLLC's behalf every six months to update the transaction fee rates as necessary to cover prospective CAT costs. The last such filings were submitted in December 2024 and effected a rate change beginning January 2, 2025. The Company expects Plan

(In thousands, unless otherwise noted)

Participants will no longer issue additional short-term notes to CATLLC to fund CAT given that CATLLC has begun imposing and collecting fees to cover CAT costs.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 9 ("Commitments and Contingencies") for more information. As of December 31, 2024, the long-term notes receivable, net balance was $30.7 million. In 2024, the Company reclassified $9.3 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes, and received $1.0 million in payments.

The following represents the changes in allowance for credit losses for the year ended December 31, 2024:

	Balance at December 31, 2023	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2024
Allowance for notes receivable credit losses	$ 6,296	$ —	$ —	$ —	$ 6,296

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2024:

Accounts payable	$ 46,848
Accrued liabilities	9,119
	$ 55,967

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Compensation and benefits	$ 61,151
Management fee	8,813
Technology support services	11,279
Professional fees and outside services	6,918
Travel and promotional expenses	5,975
Facilities costs	3,467
	$ 97,603

(In thousands, unless otherwise noted)

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Revenues:		
Transaction fees	$	195
Access and capacity fees	$	250
	$	445

Cost of revenues:		
Routing and clearing fees	$	17,833
Section 31 fees	$	1,660
Liquidity payments	$	5
	$	19,498

(6) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities and listed equity options in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, and regulatory fees. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 27% of its total revenues from its largest two customers in 2024.

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2024:

	Balance at December 31, 2023	Cash Additions	Revenue Recognition	Balance at December 31, 2024
Other, net (1)	$ 314	$ 301	$ (325)	$ 290
Total deferred revenue	$ 314	$ 301	$ (325)	$ 290

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the condensed consolidated statements of income, which include but are not limited to listing fees and membership fees.

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2024:

Deferred tax assets:		
Unrecognized tax benefits	$	3,935
Allowance for credit losses		290
Investments		80
Subtotal		4,305
Valuation allowance		(80)
Total deferred tax assets	$	4,225

(In thousands, unless otherwise noted)

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $0.1 million was recorded against gross deferred tax assets for certain investments as of December 31, 2024.

The income tax provision for the year ended December 31, 2024 consists of the following:

Current tax expense:		
Federal	$	8,501
State		5,507
Total current tax expense		14,008
Deferred income tax benefit		
Federal		(591)
State		(80)
Total deferred income tax benefit		(671)
Income tax provision	$	13,337

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2024 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	9,183	21.0 %
Increase (decrease) in income tax resulting from:			
State income taxes		1,968	4.5 %
Change in unrecognized tax benefits		2,315	5.3 %
Other		(129)	(0.3)%
Income tax provision	$	13,337	30.5 %

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2023	$	10,646
Gross increases on unrecognized tax benefits in current period		1,270
Gross increases on unrecognized tax benefits in prior period		3
Gross decreases on unrecognized tax benefits in prior period		(100)
Settlement with taxing authorities		(195)
Balance at December 31, 2024	$	11,624

As of December 31, 2024, the Company had $9.2 million of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $5.9 million related to uncertain tax positions at December 31, 2024. Total interest and penalties increased by $1.7 million during the year ended December 31, 2024.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are 2015 through 2024 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(In thousands, unless otherwise noted)

(9) Commitments and Contingencies

Legal proceedings

As of December 31, 2024, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2024, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Funding Model Order Litigation

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs.

On October 17, 2023, the American Securities Association ("ASA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). On November 16, 2023, the Cboe U.S. national securities exchanges, the NYSE U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC ("Intervenors") filed motions to intervene on behalf of the SEC. On January 17, 2024, the 11th Circuit granted each of the motions to intervene on behalf of the SEC and established a briefing schedule and merits briefing concluded in the second quarter of 2024.

On September 13, 2024, Citadel filed a motion to stay the CAT Funding Model Order and to enjoin the collection of certain CAT fees during the pendency of this litigation, which the 11th Circuit denied on November 27, 2024. Oral argument on the merits was held on February 3, 2025. This challenge or any other challenge to the CAT Funding Model Order and/or Plan Participant(s) fee filings on behalf of CATLLC may significantly delay efforts by CATLLC to continue collecting the CAT fees. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the challenge is without merit and intends to vigorously litigate the matter.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. A dispositive-motion briefing schedule was established and briefing is scheduled to conclude in the

(In thousands, unless otherwise noted)

fourth quarter of 2025. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order Litigation (described above), which is also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC to intervene on behalf of the SEC. This challenge or any other challenge to SEC Orders concerning the CAT may delay the CATLLC's implementation of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Equity Access Fees Cap Challenge

In December 2022, the SEC released four equity market structure proposals, including one concerning Regulation NMS Amendments: Tick Size, Access Fees, and Transparency. On October 8, 2024, the SEC promulgated Final Rules concerning Reg NMS to amend the minimum pricing increments for quoting certain NMS stocks, reduce access fee caps, and enhance the transparency of better priced orders ("Final Rules"). Among other things, the Final Rules reduce the access fee cap from $0.30 per 100 shares to $0.10 per 100 shares.

On October 30, 2024, the Parent's equities exchanges, BZX, BYX, EDGX, and EDGA (collectively, the "Cboe U.S. equity exchanges") and Nasdaq, Inc. filed a Petition for Review ("PFR") in the Court of Appeals for the D.C. Circuit appealing the Final Rules. On December 3, 2024, the Cboe U.S. equity exchanges and Nasdaq, Inc. filed a request with the SEC for a stay to delay the initial implementation date of the Final Rules, which was scheduled to occur in November 2025. On December 12, 2024, the SEC granted a stay of the challenged provision of the Final Rules until the litigation is resolved. The briefing on the merits concluded on April 7, 2025, and oral argument was held on May 15, 2025. The parties are waiting for a decision.

The Final Rules, amongst other things, are expected to reduce access fee caps to a level that may inhibit our ability to incentivize liquidity on the Cboe U.S. equity exchanges, thereby resulting in a reduction in transaction fee revenue, as well as limit our ability to differentiate our fee schedule and compete with other national securities exchanges and off-exchange venues, which may have a material impact on our business, financial condition, and operating results. The Company and the Cboe U.S. equity exchanges intend to litigate the matter vigorously.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 (“Notes Receivable, Net”) for information on promissory notes related to the CAT.

See also Note 8 (“Income Taxes”).

(10) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2024 through June 12, 2025, which is the date the financial statements were available to be issued.

There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2024.

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Cboe EDGX Exchange, Inc. ("EDGX") is wholly-owned by Direct Edge LLC ("Direct Edge"). Direct Edge is the sole stockholder of the Exchange and acquired its interest in the Exchange on July 22, 2010. Direct Edge exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Direct Edge is wholly-owned by Cboe Bats, LLC. Cboe Bats, LLC is the sole member of Direct Edge, and acquired its interest in Direct Edge on January 31, 2014. Cboe Bats, LLC exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Cboe Bats, LLC is wholly-owned by Cboe Global Markets, Inc. Cboe Global Markets, Inc. is the sole member of Cboe Bats, LLC, and acquired its interest in Cboe Bats, LLC on September 23, 2016. Cboe Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
78 North Investments ApS	8/24/2020	8/24/2020	8/24/2020	8/24/2020	NA	NA	Sponsored Participant	Vimmelskaftet 43 3rd Floor Copenhagen Denmark 1161	45 88707858	Proprietary Trading
ABN AMRO Clearing USA LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	5/13/1985	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8000	Clearing, Transact Business with the Public, Brokerage
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	NA	NA	Member TPH	12 Broad Street 2nd Floor Red Bank, NJ 07701	732-204-8999	Proprietary Trading
Akuna Securities LLC	9/15/2015	9/13/2024	9/13/2024	8/14/2017	2/2/2012	2/12/2015	Member TPH	333 S Wabash Avenue Suite 2600 Chicago, IL 60604	312-994-4640	Market Maker, Proprietary Trading
All Options USA LLC	NA	NA	NA	8/8/2023	8/8/2023	N/A	Member TPH	114 W. 7th. St Suite 1200 Austin, TX 78701	512-518-4036 x109	Market Maker, Proprietary Trading
Alpha Trading, LP	10/24/2017	10/24/2017	10/24/2017	10/24/2017	NA	NA	Member TPH	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpha Trading, LP	2/22/2019	2/22/2019	2/22/2019	2/22/2019	NA	NA	Sponsored Participant	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	NA	NA	Member TPH	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	6/6/2012	6/6/2012	Member TPH	One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201	214-765-1055	Clearing, Transact Business with the Public
Archipelago Securities LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	353 N Clark Street Suite 3200 Chicago, IL 60654	312-836-6700	Limited Routing Facility of ICE affiliated Exchanges
Axos Financial LLC	10/15/2009	NA	NA	NA	NA	NA	Member TPH	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6100	Clearing Services
Barclays Capital Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	9/22/2008	10/6/2010	Member TPH	745 7th Avenue New York, NY 10019	212-526-7000	Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading
BEC Capital, LLC	11/1/2022	11/1/2022	11/1/2022	11/1/2022	NA	NA	Sponsored Participant	1811 Silverdale Road Wilmington, DE 19808	917-662-5577	
BEC Capital, LLC	8/15/2024	8/15/2024	8/15/2024	8/15/2024	NA	NA	Sponsored Participant	1811 Silverdale Road Wilmington, DE 19808	917-662-5577	
Belvedere Trading LLC	11/1/2011	NA	11/29/2011	10/16/2018	1/3/2005	4/4/2011	Member TPH	10 S Riverside Plaza Suite 2100 Chicago, IL 60606	312-893-3750	Market Maker, Proprietary Trading
Bernstein Institutional Services LLC	3/1/2024	3/1/2024	3/1/2024	3/1/2024	NA	NA	Member TPH	1345 Avenue of the Americas New York, NY 10105	212-823-2896	Public Customer Business
BGC Financial, LP	8/17/2009	NA	NA	NA	NA	NA	Member TPH	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7000	Agency
Black Edge Securities LLC	NA	NA	NA	NA	10/16/2020	NA	Member TPH	811 W. Fulton Market Ste. 400 Chicago, IL 60607	608-213-4825	Market Maker
BLKBRD Asset Management, LP	9/5/2024	9/5/2024	9/5/2024	9/5/2024	NA	NA	Sponsored Participant	53 Forest Avenue Suite 215 Old Greenwich, CT 06870	203-547-3740	
BLKBRD Asset Management, LP	9/5/2024	9/5/2024	9/5/2024	9/5/2024	NA	NA	Sponsored Participant	53 Forest Avenue Suite 215 Old Greenwich, CT 06870	203-547-3740	
Bluefin Capital Management, LLC	8/3/2009	6/1/2015	NA	NA	NA	NA	Member TPH	3 Park Avenue 37th Floor New York, NY 10016	212-457-9150	Market Maker, Proprietary Trading
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	10/8/2013	11/15/2013	Member TPH	3 Times Square New York, NY 10036	212-885-4000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	1/5/2005	10/15/2010	Member TPH	787 7th Avenue New York, NY 10019	212-841-2000	Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public
Boerboel Capital LLC	1/30/2019	1/30/2019	1/30/2019	1/30/2019	NA	NA	Sponsored Participant	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Trading LP	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
Boerboel Trading LP	5/25/2021	5/25/2021	5/25/2021	5/25/2021	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
BofA Securities, Inc.	9/19/2018	9/19/2018	9/19/2018	9/19/2018	5/13/2019	5/13/2019	Member TPH	One Bryant Park New York, NY 10036	201-671-5685	Clearing Services, Firm Proprietary Trading, Public Customer Business
BOLT-X LLC	8/18/2008	10/1/2010	5/25/2010	NA	NA	NA	Member TPH	350 N Orleans Street Suite 2N Chicago, IL 60654	312-244-5400	Order Flow Provider, Transact Business with the Public, Brokerage
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	2/10/2022	NA	Member TPH	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Market Maker
BTIG, LLC	11/28/2023	11/28/2023	11/28/2023	11/28/2023	NA	NA	Sponsored Participant	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Proprietary Trading
C&C Trading LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	71 Arch Street 1st Floor Greenwich, CT 06830	212-706-1227	Proprietary Trading
Canaccord Genuity LLC	10/1/2013	10/1/2013	6/10/2010	6/10/2010	NA	NA	Member TPH	535 Madison Avenue New York, NY 10022	212-389-8000	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary Trading
Cantor Fitzgerald & Co.	NA	2/13/2015	5/25/2010	5/27/2010	NA	NA	Member TPH	110 E 59th Street 4th Floor New York, NY 10022	212-938-5000	Agency, Institutional Trading
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	1700 Pacific Avenue Suite 1100 Dallas, TX 75201	214-720-0055	Agency
Casey Securities LLC	NA	NA	NA	11/11/2021	6/24/2024	NA	Member TPH	One Montgomery Street 2nd Floor San Francisco, CA 94104	415-954-5590	Electronic Execution, Transact Business with the Public
Cboe Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	7/26/2019	4/18/2018	Member TPH	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of Cboe affiliated Exchanges
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	60 E 42nd Street Suite 1455 New York, NY 10165	212-888-4711	Market Maker
Charles Schwab & Co., Inc.	NA	NA	NA	4/3/2017	NA	NA	Member TPH	211 Main Street San Francisco, CA 94105	415-636-7000	Clearing, Transact Business with the Public
Chimera Securities, LLC	11/1/2022	NA	NA	11/1/2022	NA	NA	Sponsored Participant	27 Union Square West 4th Floor New York, NY 10003	646-597-6146	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	2/14/1973	NA	Member TPH	425 Lexington Avenue New York, NY 10017	212-856-4000	Clearing, Transact Business with the Public
Citadel Securities LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	4/17/2002	10/7/2010	Member TPH	131 S Dearborn Street 32nd Floor Chicago, IL 60603	312-395-2100	Market Maker, Order Flow Provider, Brokerage
Citigroup Global Markets Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	5/2/2011	6/3/2019	Member TPH	390-388 Greenwich Street New York, NY 10013	212-816-6000	Clearing, Proprietary Trading, Transact Business with the Public
Clarksons Securities, Inc.	NA	NA	1/15/2015	NA	NA	NA	Member TPH	280 Park Avenue 21st Floor New York, NY 10017	212-317-7080	Public Customer Business
Clear Street LLC	3/21/2023	3/21/2023	3/21/2023	3/21/2023	NA	NA	Sponsored Participant	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clear Street LLC	8/14/2024	8/14/2024	8/14/2024	8/14/2024	NA	NA	Sponsored Participant	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clear Street, LLC	3/18/2019	8/14/2019	8/14/2019	8/14/2019	12/10/2024	12/12/2024	Member TPH	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	NA	NA	Member TPH	17 State Street 38h Floor New York, NY 10004	212-531-8500	Public Customer Business
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	NA	NA	Sponsored Participant	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CODA Markets, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	2624 Patriot Boulevard Glenview, IL 60026	224-521-2700	ATS
Comhar Capital Markets, LLC	2/27/2017	12/13/2019	12/13/2019	3/6/2023	NA	NA	Member TPH	311 S Wacker Drive Suite 2280A Chicago, IL 60606	872-205-0190	Proprietary Trading
Consolidated Trading, LLC	NA	NA	NA	NA	1/2/2002	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
CTC, LLC	3/15/2018	NA	NA	3/19/2024	3/25/1998	3/3/2011	Member TPH	440 S LaSalle Street 4th Floor Chicago, IL 60605	312-863-8000	Market Maker
Curvature Securities LLC	8/9/2024	8/9/2024	8/9/2024	8/9/2024	NA	NA	Member TPH	39 Main Street Chatham, NJ 07928	908-532-3600	Clearing Services, Trading on behalf of Client Accounts
Curvature Securities LLC	4/21/2025	4/21/2025	4/21/2025	4/21/2025	NA	NA	Sponsored Participant	39 Main Street Chatham, NJ 07928	908-532-3600	Clearing Services, Trading on behalf of Client Accounts
Dash Financial Technologies LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	5/19/2000	9/30/2010	Member TPH	311 S Wacker Drive Suite 1000 Chicago, IL 60606	312-986-2006	Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage
Direct Alpha LLC	10/31/2022	10/31/2022	10/31/2022	10/31/2022	NA	NA	Sponsored Participant	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary Trading
DriveWealth Institutional LLC	3/30/2022	3/30/2022	3/30/2022	3/30/2022	NA	NA	Member TPH	15 Exchange Place Suite 1110 Jersey City, NJ 11694	201-207-1200	Principal Facilitation/Clearing Services
DriveWealth, LLC	3/6/2025	3/6/2025	3/6/2025	3/6/2025	NA	NA	Member TPH	28 Liberty Street 50th Floor New York, NY 10005	332-215-6681	Proprietary Trading, Public Customer Business, Clearing Services
DRW Commodities LLC	8/6/2020	8/6/2020	8/6/2020	8/6/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Proprietary Trading
DRW Europe B.V.	12/14/2020	12/14/2020	12/14/2020	12/14/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	44-207-031-1369	Proprietary Trading
DRW Execution Services, LLC	11/19/2019	11/19/2019	11/19/2019	11/19/2019	NA	NA	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1090	Proprietary Trading
DRW Global Markets Ltd.	2/22/2019	2/22/2019	4/8/2019	4/8/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Global Markets Ltd.	12/2/2019	12/2/2019	12/2/2019	12/2/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Investments, LLC	2/18/2021	1/8/2025	1/8/2025	1/8/2025	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1223	Proprietary Trading
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	11/23/1998	1/22/2016	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Market Maker, Proprietary Trading
DRW Singapore Ltd.	10/4/2021	NA	NA	10/4/2021	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DRW Singapore Ltd.	11/19/2018	NA	NA	11/19/2018	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DV Equities, LLC	NA	NA	NA	NA	8/30/2021	NA	Member TPH	216 W. Jackson Blvd. - 3rd Floor; Chicago, IL 60606	312-837-0649	Market Maker, Proprietary Trading
Dynamex Trading LLC	NA	NA	NA	NA	10/12/2023	NA	Member TPH	11 Broadway, Suite 360 New York, NY 10004	646-827-6074	Electronic Execution, Transact Business with the Public
Dynamic Technology Lab Pte. Ltd.	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	07-00, 178 Clemenceau Avenue Singapore 239926	656-610-4693	Proprietary Trading
Elequin Securities LLC	12/28/2021	NA	NA	NA	12/27/2021	NA	Member TPH	1359 Broadway New York, NY 10018	646-475-6430	Proprietary Trading
Erudite Trading LLC	1/7/2025	NA	NA	11/22/2024	11/2/2023	7/19/2024	Member TPH	800 Brickell Avenue Suite 200-201 Miami, FL 33131	786-957-7710	Proprietary Trading, Market Maker
Evercore Group LLC	NA	NA	5/10/2017	NA	NA	NA	Member TPH	55 E 52nd Street New York, NY 10055	212-857-3100	Public Customer Business
Flow Traders U.S. Institutional Trading LLC	NA	NA	6/1/2016	NA	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Riskless Principal
Flow Traders U.S. LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
Flow Traders U.S. LLC	NA	NA	NA	10/12/2022	NA	NA	Sponsored Participant	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
FR Trading LLC	NA	NA	NA	NA	6/1/2023	NA	Member TPH	225 Liberty Street, 30th Floor New York, NY 10281	212-393-1420	Market Maker, Proprietary Trading
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	NA	NA	Member TPH	175 W Jackson Boulevard Suite 1700 Chicago, IL 60604	312-362-0404	Market Maker
Geneva Stock, LLC	NA	NA	NA	NA	4/6/2001	NA	Member TPH	440 S LaSalle Street Suite 1711 Chicago, IL 60605	312-362-4404	Market Maker

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Glendale Securities LLC	7/9/2024	7/9/2024	7/9/2024	7/9/2024	NA	NA	Member TPH	15233 Ventura Blvd, Suite 712 Sherman Oaks, CA 91403	818-907-1505	Market Maker, Proprietary Trading, Public, Customer Business
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	12/23/2003	9/24/2010	Member TPH	401 City Avenue Bala Cynwyd, PA 19004	610-617-2600	Floor Broker, Transact Business with the Public, Brokerage
Goldman Sachs & Co. LLC	10/23/2008	10/12/2010	5/14/2010	5/14/2010	2/21/1973	10/8/2010	Member TPH	200 West Street New York, NY 10282	212-902-1000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Gordon, Haskett Capital Corporation	NA	NA	NA	5/2/2016	NA	NA	Member TPH	441 Lexington Avenue 10th Floor New York, NY 10017	212-883-0600	Agency, Institutional Trading
Green Pier Fintech LLC	NA	NA	NA	8/25/2022	NA	NA	Member TPH	245 Summer Street Boston, MA 02210	617-392-2773	Public Customer Business
Group One Trading LLC	6/2/2015	NA	NA	9/29/2015	11/23/1994	9/11/2020	Member TPH	425 S Financial Place Suite 3400 Chicago, IL 60605	312-347-8864	Market Maker, Proprietary Trading
GTS Securities LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	NA	NA	Member TPH	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
GTS Securities LLC	10/25/2022	10/25/2022	10/25/2022	10/25/2022	NA	NA	Sponsored Participant	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
HAP Trading LLC	NA	NA	NA	NA	3/16/2001	NA	Member TPH	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Market Maker, Proprietary Trading
HAP Trading LLC	1/8/2020	1/8/2020	1/8/2020	1/8/2020	NA	NA	Sponsored Participant	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Proprietary Trading
Headlands Technologies LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	155 N. Wacker Drive, Suite 1900 Chicago, IL 60606	312-601-8649	Proprietary Trading
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	NA	NA	Sponsored Participant	141 W Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary Trading
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary Trading
HRT Financial LP	2/1/2010	10/1/2010	5/18/2010	5/18/2010	1/24/2011	1/24/2011	Member TPH	3 World Trade Center 175 Greenwich Street, 76th Floor New York, NY 10007	212-293-1444	Proprietary Trading
HSBC Securities (USA) Inc.	4/3/2017	4/3/2017	4/3/2017	4/3/2017	11/21/2005	NA	Member TPH	452 Fifth Avenue New York, NY 10018	224-880-7116	Clearing, Transact Business with the Public
IBKR Securities Services LLC	NA	NA	NA	NA	12/27/1996	12/15/2010	Member TPH	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5800	Clearing, Market Maker
IEX Services LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	NA	NA	Member TPH	4 World Trade Center 44th Floor New York, NY 10007	646-343-2000	Limited Routing Facility of IEX affiliated Exchanges
IMC Chicago, LLC d/b/a IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	7/5/2000	9/24/2010	Member TPH	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Chicago, LLC d/b/a IMC Financial Markets	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Chicago, LLC d/b/a IMC Financial Markets	8/25/2023	NA	NA	NA	NA	NA	Sponsored Participant	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Securities LLC	1/24/2019	NA	NA	NA	10/1/2007	NA	Member TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker
Instinet LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	12/29/2009	10/6/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-310-9500	Clearing, Transact Business with the Public, Brokerage
Intelligent Cross LLC	8/13/2024	8/13/2024	8/13/2024	8/13/2024	NA	NA	Sponsored Participant	Soundview Plaza, Suite 700 R 1266 E. Main St. Stamford, CT 06905	212-621-9640	
Interactive Brokers Corp.	NA	NA	NA	NA	4/21/2009	10/6/2010	Member TPH	8 Greenwich Office Park Greenwich, CT 06831	203-618-5700	Floor Broker, Brokerage
Interactive Brokers LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5710	Full Service
J.P. Morgan Securities LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	10/29/1985	11/18/2010	Member TPH	383 Madison Avenue New York, NY 10179	212-272-2000	Clearing, Transact Business with the Public
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	9/4/2012	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker, Proprietary Trading
Jane Street Execution Services LLC	1/24/2019	1/24/2019	1/24/2019	1/24/2019	NA	NA	Member TPH	250 Vesey Street 6th Floor New York, NY 10281	646-759-6381	Proprietary Trading
Jane Street Options, LLC	4/15/2016	12/13/2022	12/13/2022	11/9/2018	5/2/2005	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies LLC	1/23/2025	1/23/2025	1/23/2025	1/23/2025	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Jefferies LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	7/9/2012	7/18/2012	Member TPH	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Jump Execution, LLC	6/27/2022	6/27/2022	6/27/2022	6/27/2022	NA	NA	Member TPH	600 W Chicago Avenue Suite 600 Chicago, IL 60654	312-205-8327	Market Maker, Proprietary Trading, Agency Execution
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	4/2/2012	NA	Member TPH	600 W Chicago Avenue Suite 825 Chicago, IL 60654	312-205-8900	Market Maker, Proprietary Trading
Keefe, Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	NA	NA	Member TPH	787 7th Avenue New York, NY 10019	212-887-7777	Agency
Lakeshore Securities, LP	NA	NA	NA	NA	1/24/1983	NA	Member TPH	401 S LaSalle Street Suite 1000 Chicago, IL 60605	312-663-1307	Clearing, Floor Broker, Market Maker, Transact Business with the Public
Lakewood Trading LLC	4/22/2024	NA	NA	NA	NA	NA	Sponsored Participant	30 S. Wacker Dr Suite 1706 Chicago, IL 60606	312-612-1041	Proprietary Trading
Lamberson Capital LLC	NA	NA	NA	NA	3/23/2016	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Lampost Capital LC	NA	NA	NA	1/19/2021	NA	NA	Member TPH	1900 Glades Road Suite 205 Boca Raton, FL 33431	561-883-0454	Wholesale Execution
Latour Trading LLC	4/25/2025	4/25/2025	4/25/2025	4/25/2025	NA	NA	Sponsored Participant	148 Lafayette 11th Floor New York, NY 10013	917-388-8000	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Latour Trading LLC	9/13/2024	9/13/2024	9/13/2024	9/13/2024	NA	NA	Sponsored Participant	148 Lafayette 11th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Latour Trading LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	377 Broadway 10th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Leerink Partners LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1 Federal Street 37th Floor Boston, MA 02110	617-918-4900	Agency
Lightspeed Financial Services Group LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1001 Avenue of the Americas 16th Floor New York, NY 10018	212-824-5000	Transact Business with the Public
Lime Trading Corp.	8/18/2020	8/18/2020	8/18/2020	8/18/2020	NA	NA	Member TPH	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Lime Trading Corp.	4/15/2024	4/15/2024	4/15/2024	4/15/2024	NA	NA	Sponsored Participant	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Macquarie Capital (USA) Inc.	12/1/2009	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	125 W 55th Street Level 22 New York, NY 10019	212-231-1000	Agency
Marathon Trading Group LLC	2/13/2015	NA	NA	NA	1/30/2013	NA	Member TPH	100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087	610-254-4890	Market Maker, Proprietary Trading
Marex Capital Markets Inc.	NA	NA	NA	NA	3/1/2019	6/7/2019	Member TPH	140 E. 45th Street 10th Floor New York, NY 10017	212-618-2800	Clearing, Public Customer Business
Matrix Executions, LLC	8/18/2008	11/15/2010	NA	11/12/2015	2/1/2008	10/26/2010	Member TPH	601 S LaSalle Street Suite 300 Chicago, IL 60605	312-334-8000	Transact Business with the Public, Brokerage
Maven Global Markets Trading LLP	NA	NA	NA	NA	7/18/2022	NA	Member TPH	353 N. Clark St., Suite 1750 Chicago, IL 60654	44 777 615 1645	Market Maker
MBX Clearing LLC	NA	NA	NA	NA	8/15/2022	NA	Member TPH	38955 Hills Tech Drive Farmington Hills, MI 48331	248-987-7427	Proprietary Trading
MD Vanilla B.V. dba Maverick Derivatives	NA	NA	NA	NA	9/1/2022	NA	Member TPH	Strawinskylann 377 Amsterdam, 1077XX Netherlands	31 20 238 4192	Proprietary Trading
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8/18/2008	10/4/2010	NA	NA	4/25/1973	NA	Member TPH	One Bryant Park New York, NY 10036	800-637-7455	Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading
Mirae Asset Securities (USA) Inc.	10/12/2022	NA	NA	9/11/2024	NA	NA	Member TPH	810 7th Avenue New York, NY 10019	646-968-2035	Market Maker, Public Customer Business, Clearing Services, Proprietary Trading
Mizuho Securities USA, LLC	6/1/2010	1/3/2011	NA	NA	NA	NA	Member TPH	320 Park Avenue 12th Floor New York, NY 10022	212-209-9300	Agency
Morgan Stanley & Co. LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	8/20/1980	9/24/2010	Member TPH	1585 Broadway New York, NY 10036	212-761-4000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5100	Limited Routing Facility of Nasdaq affiliated Exchanges
National Bank of Canada Financial Inc.	2/18/2022	2/18/2022	NA	NA	NA	NA	Member TPH	The Park Tower 65 E. 55th Street, 8th Floor New York, NY 10022	212-546-7663	Proprietary Trading
National Financial Services LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	10/8/1987	4/16/2012	Member TPH	200 Seaport Boulevard Boston, MA 02210	617-563-7000	Clearing, Floor Broker, Transact Business with the Public
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	NA	NA	Member TPH	445 Park Avenue New York, NY 10022	212-371-8300	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	9/1/2009	11/16/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-667-9000	Clearing, Transact Business with the Public, Proprietary Trading
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	9/27/2017	NA	Member TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3031	Market Maker
Old Mission Markets LLC	NA	NA	12/13/2019	NA	4/25/2023	NA	Member TPH	1 N Dearborn Street 8th Floor Chicago, IL 60602	312-260-3044	Electronic Execution, Transact Business with the Public
Oppenheimer & Co. Inc.	NA	NA	NA	NA	5/17/1973	NA	Member TPH	85 Broad Street 22nd, 24th Floors New York, NY 10004	212-668-8000	Clearing, Transact Business with the Public
Optiver US, LLC	6/15/2009	1/9/2025	1/9/2025	5/30/2018	6/1/2005	9/24/2010	Member TPH	130 E Randolph Street 14th Floor Chicago, IL 60601	312-821-9500	Market Maker
Orbit Securities LP	12/12/2024	12/12/2024	12/12/2024	12/12/2024	NA	NA	Sponsored Participant	3909 Pappys Way Austin, TX 78730	312-485-1824	Proprietary Trading
Oscar Gruss & Son Incorporated	8/7/2017	NA	NA	NA	NA	NA	Member TPH	430 Park Avenue 6th Floor New York, NY 10022	212-419-4000	Agency
ParX Trading LLC	10/1/2024	NA	NA	NA	NA	NA	Member TPH	675 W. 59th Street Suite 1010 New York, NY 10019	646-808-0390	Proprietary Trading Market Maker
PEAK6 Capital Management LLC	8/1/2014	NA	NA	2/1/2016	12/2/1997	NA	Member TPH	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-444-8000	Proprietary Trading
Pershing LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	2/21/1973	9/28/2010	Member TPH	One Pershing Plaza Jersey City, NJ 07399	201-413-2000	Clearing, Transact Business with the Public
Phillip Capital Inc.	NA	NA	NA	11/27/2017	NA	NA	Member TPH	141 W Jackson Boulevard Suite 3050 Chicago, IL 60604	312-356-9001	Clearing Services
Pictet Overseas Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	NA	NA	Member TPH	1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5	514-288-8161	Agency
Piper Sandler & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	NA	NA	Member TPH	800 Nicollet Mall Minneapolis, MN 55402	612-303-6000	Market Maker
Point72 Asset Management LP	8/22/2024	8/22/2024	8/22/2024	8/22/2024	NA	NA	Sponsored Participant	72 Cummings Point Rd Stamford, CT 06902	646-569-8211	Proprietary Trading
Prime Capital Markets LLC	NA	NA	NA	NA	4/15/2021	NA	Member TPH	111 W Jackson Boulevard Suite 1310 Chicago, IL 60604	312-986-7430	Proprietary Trading
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	NA	NA	Member TPH	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-269-4100	Market Maker, Proprietary Trading
Pundion LLC	2/27/2017	2/27/2017	2/27/2017	2/27/2017	NA	NA	Member TPH	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Pundion LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
QTrade Capital Partners LLC	7/12/2022	7/12/2022	7/12/2022	7/12/2022	NA	NA	Sponsored Participant	240 North Avenue West, Suite 301 Westfield, NJ 07090	908-232-5692	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Quantbot Technologies LP	3/27/2018	3/27/2018	3/27/2018	3/27/2018	NA	NA	Sponsored Participant	369 Lexington Avenue New York, NY 10017	212-622-6510	Proprietary Trading
Quantlab Brokerage, LLC	12/9/2019	12/9/2019	12/9/2019	12/9/2019	NA	NA	Member TPH	3 Greenway Plaza Suite 200 Houston, TX 77046	713-333-3704	Public Customer Business
Qube Research & Technologies Limited	7/8/2022	7/8/2022	12/13/2022	12/13/2022	NA	NA	Sponsored Participant	21 Palmer Street 7th Floor London SW1H 0AD	44-20-7072-2960	
Radix Trading LLC	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
Radix Trading LLC	NA	NA	NA	3/26/2025	NA	NA	Sponsored Participant	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	11/24/1993	10/19/2010	Member TPH	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
RBC Capital Markets, LLC	5/10/2024	5/10/2024	5/10/2024	5/10/2024	NA	NA	Sponsored Participant	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
RBC CMA LLC	4/30/2024	4/30/2024	4/30/2024	4/30/2024	NA	NA	Sponsored Participant	200 Vesey Street New York, NY 10281	212-618-2506	
Redburn (USA) LLC	NA	NA	8/8/2024	NA	NA	NA	Member TPH	461 Fifth Avenue 15th Floor New York, NY 10017	212-803-7303	Introducing Broker
Rosenblatt Securities Inc.	8/18/2008	NA	NA	NA	NA	NA	Member TPH	40 Wall Street 59th Floor New York, NY 10005	212-607-3100	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	NA	NA	Member TPH	888 San Clemente Suite 400 Newport Beach, CA 92660	949-720-5700	Market Maker
RQD* Clearing, LLC	6/15/2011	NA	NA	10/1/2015	4/12/2005	9/24/2010	Member TPH	111 W Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5000	Clearing, Brokerage
Safra Securities LLC	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	546 5th Avenue New York, NY 10036	212-704-5500	Market Maker
SageTrader, LLC	3/1/2016	6/5/2017	6/5/2017	6/1/2016	NA	NA	Member TPH	340 Pine Street Suite 501 San Francisco, CA 94104	415-293-3894	Public Customer Business
Scientech Master Fund, Ltd.	4/21/2021	4/21/2021	4/21/2021	4/21/2021	NA	NA	Sponsored Participant	101 Hudson Street Suite 2177 Jersey City, NJ 07302	201-253-5141	Proprietary Trading
Scotia Capital (USA) Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	250 Vesey Street New York, NY 10281	212-225-6500	Institutional Trading
Sea Otter Securities Group LLC	10/9/2018	10/9/2018	NA	10/9/2018	NA	NA	Sponsored Participant	107 Grand Street 7th Floor New York, NY 10013	646-762-9972	Proprietary Trading
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	4/23/2004	1/2/2015	Member TPH	245 Park Avenue New York, NY 10167	212-278-6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Simplex Trading, LLC	3/16/2015	NA	NA	4/13/2017	8/12/2010	3/1/2017	Member TPH	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
Simplex Trading, LLC	9/26/2022	7/12/2022	9/26/2022	9/26/2022	NA	NA	Sponsored Participant	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
SMBC Nikko Securities America, Inc.	8/7/2017	8/7/2017	8/7/2017	8/7/2017	NA	NA	Member TPH	277 Park Avenue 5th Floor New York, NY 10172	212-224-5039	Institutional Trading
SogoTrade, Inc.	NA	NA	NA	6/19/2017	NA	NA	Member TPH	11 Broadway Suite 514 New York, NY 10004	646-885-6486	Public Customer Business
SpeedTrader Inc.	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	1717 Route 6 Suite 102 Carmel, NY 10512	800-874-3039	Agency
SpiderRock EXS LLC	NA	NA	NA	NA	3/12/2024	NA	Member TPH	300 S. Riverside Plaza Suite 2350 Chicago, IL 60606	312-256-9618	Electronic Execution, Transact Business with the Public
Squarepoint Ops LLC	1/23/2023	1/23/2023	1/23/2023	1/23/2023	NA	NA	Sponsored Participant	250 W 55th Street 32nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
Squarepoint Ops LLC	9/4/2024	9/4/2024	9/4/2024	9/4/2024	NA	NA	Sponsored Participant	250 W 55th Street 32nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
SRT Securities LLC	NA	5/18/2020	NA	NA	10/27/1995	NA	Member TPH	666 5th Avenue 14th Floor New York, NY 10103	212-841-4567	Floor Broker, Transact Business with the Public, Brokerage
Stifel, Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	NA	NA	Member TPH	501 N Broadway St. Louis, MO 63102	314-342-2000	Agency
Summit Securities Group LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	6/6/2012	3/22/2019	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4066	Market Maker, Proprietary Trading
Sumo Capital, LLC	NA	NA	NA	NA	3/3/2008	NA	Member TPH	440 S LaSalle Street Suite 2101 Chicago, IL 60605	312-324-0326	Market Maker, Proprietary Trading
Sunrise Futures LLC	11/17/2023	NA	NA	NA	NA	NA	Sponsored Participant	30 S. Wacker Dr Suite 1706 Chicago, IL 60606	773-457-8067	Proprietary Trading
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	800-825-9550	Agency, Institutional Trading
Susquehanna Investment Group	NA	NA	NA	NA	5/1/1987	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker
Susquehanna Securities, LLC	10/15/2014	10/15/2014	10/15/2014	10/15/2014	4/4/1994	9/24/2010	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker, Proprietary Trading
TD Securities (USA) LLC	11/22/2024	11/22/2024	11/22/2024	11/22/2024	NA	NA	Member TPH	One Vanderbilt Avenue New York, NY 10017	646-562-1074	Public Customer, Clearing Services, Firm Proprietary
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	NA	NA	Member TPH	555 5th Avenue 7th Floor New York, NY 10017	212-973-9700	Public Customer Business
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary Trading
TJM Investments, LLC	NA	NA	NA	NA	3/11/2013	NA	Member TPH	318 W Adams Street 9th Floor Chicago, IL 60606	312-432-5100	Floor Broker, Transact Business with the Public
Tower Principal Markets LLC	9/7/2023	9/7/2023	9/7/2023	9/7/2023	4/10/2024	5/28/2025	Member TPH	111 Coleman Blvd, Suite 404 Mount Pleasant, SC 29464	843-606-0603	Proprietary Trading, Market Maker
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6400	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
TradePro Securities Inc.	2/19/2020	2/19/2020	2/19/2020	2/19/2020	NA	NA	Member TPH	2307 Douglas Road, Suite 301 Miami, FL 33145	631-804-0396	Public Customer Business
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	NA	NA	Member TPH	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7900	Market Maker
TradeUp Securities Inc.	NA	NA	NA	2/6/2023	NA	NA	Member TPH	101 Eisenhower Parkway Roseland, NJ 07068	973-228-9871	Trading and execution for clients
TradeZero America Inc.	NA	NA	NA	9/14/2021	8/1/2024	NA	Member TPH	67 35th Street, Suite #B450 Brooklyn, NY 11232	718-7409-4925	Electronic Execution; Public Customer Business
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary Trading
TRC Markets LLC	4/13/2017	4/13/2017	4/13/2017	4/13/2017	11/16/2022	NA	Member TPH	710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464	917-388-8644	Agency; Electronic Execution, Transact Business with the Public
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary Trading
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	9/15/2017	7/18/2018	Member TPH	100 Avenue of the Americas 19th Floor New York, NY 10013	212-625-5700	Market Maker, Broker
UBS Financial Services Inc.	NA	NA	NA	NA	12/11/1972	NA	Member TPH	1200 Harbor Boulevard Weehawken, NJ 07086	201-352-3000	Clearing, Transact Business with the Public
UBS Securities LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	10/1/1998	10/8/2010	Member TPH	1285 Avenue of the Americas New York, NY 10019	203-719-3000	Clearing, Proprietary Trading, Transact Business with the Public
Ultraviolet Securities LLC	6/17/2019	6/17/2019	6/17/2019	6/17/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Ultraviolet Securities LLC	10/24/2019	10/24/2019	10/24/2019	10/24/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Vanaheim Securities, LLC	NA	NA	NA	NA	6/1/2022	NA	Member TPH	425 S Financial Place Suite 3200 Chicago, IL 60605	312-379-0202	Market Maker
Velocity Capital, LLC	NA	NA	NA	NA	11/5/2021	NA	Member TPH	100 Wall Street Suite 502 New York, NY 10005	646-568-2855	Clearing, Proprietary Trading
Velocity Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	10/3/2022	NA	Member TPH	1301 Route 36, Suite 109 Hazlet, NJ 07730	929-489-8845	Clearing, Electronic Execution, Proprietary Trading, Transact Business with the Public
Velocity Clearing, LLC	8/13/2024	8/13/2024	8/13/2024	8/13/2024	NA	NA	Sponsored Participant	1301 Route 36, Suite 109 Hazlet, NJ 07730	929-489-8845	
Velox Clearing LLC	9/5/2019	9/5/2019	9/5/2019	9/5/2019	NA	NA	Member TPH	2400 E. Katella Ave Suite 725 Anaheim, CA 92806	949-352-4694	Clearing Services
Verition Fund Management LLC	10/21/2019	10/21/2019	10/21/2019	10/21/2019	NA	NA	Sponsored Participant	1 American Lane Greenwich, CT 06831	203-742-7711	Proprietary Trading
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	NA	NA	Member TPH	7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Americas LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	9/18/2009	3/17/2011	Member TPH	300 Vesey Street New York, NY 10282	646-682--6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Vision Financial Markets LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	12/11/2006	NA	Member TPH	120 Long Ridge Road 3 North Stamford, CT 06902	203-388-2700	Clearing, Transact Business with the Public
Walleye Trading LLC	12/1/2008	11/12/2010	NA	4/17/2018	6/1/2006	7/12/2021	Member TPH	2800 Niagara Lane North Plymouth, MN 55447	952-345-6623	Proprietary Trading, Market Maker
Webull Financial LLC	NA	NA	NA	3/1/2021	NA	NA	Member TPH	44 Wall Street, Suite 501 New York, NY 10005	917-725-2408	Public Customer Business
Wedbush Securities Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	2/23/2012	3/8/2012	Member TPH	1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017	213-688-8090	Clearing
Wells Fargo Clearing Services, LLC	7/1/2016	NA	NA	NA	11/14/2016	NA	Member TPH	One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103	314-875-3000	Clearing, Transact Business with the Public
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	4/1/2014	4/1/2014	Member TPH	550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	704-410-1913	Clearing, Proprietary Trading

Exhibit N

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

Attached is a schedule showing the information requested by this Exhibit as of June 4, 2025.

All securities that trade through the Cboe EDGX Exchange, Inc. System are "NMS stocks," as such term is defined in Rule 600(b)(65) of Regulation NMS, and are traded pursuant to unlisted trading privileges. The Exchange does not currently list any securities, though it may do so in the future. The Exchange allows trading of Nasdaq National Market and Nasdaq Capital Market securities (both "Nasdaq securities" as defined in Rule 600(b)(59) of Regulation NMS) through Cboe EDGA Exchange, Inc. The Exchange also allows trading of exchange-traded securities, as defined in Rule 600(b)(38) of Regulation NMS, including exchange-traded funds or ETFs.

Symbol	Description
Attachment to Exhibit N: List of Securities Admitted to Unlisted Trading Privileges on Cboe EDGX Exchange, Inc. as of June 4, 2025	
A	AGILENT TECHNOLOGIES INC COM
AA	ALCOA CORP COM
AAA	INVESTMENT MANAGERS SER TR II ALTERNATIVE ACCE
AACB	ARTIUS II ACQUISITION INC SHS CL A
AACBR	ARTIUS II ACQUISITION INC RT EXP 112729
AACBU	ARTIUS II ACQUISITION INC UNIT EXP 112729
AACG	ATA CREATIVITY GLOBAL SPONSORED ADS
AACIU	ARMADA ACQUISITION CORP II UNIT EX 052130
AACT	ARES ACQUISITION CORP II SHS CLASS A
AADR	ADVISORSHARES TR DORSEY WRIGT ADR
AAL	AMERICAN AIRLS GROUP INC COM
AAM	AA MISSION ACQUISITION CORP ORD SHS CL A
AAME	ATLANTIC AMERN CORP COM
AAMI	ACADIAN ASSET MANAGEMENT INC COM
AAOI	APPLIED OPTOELECTRONICS INC COM
AAON	AAON INC COM PAR $0.004
AAP	ADVANCE AUTO PARTS INC COM
AAPB	GRANITESHARES ETF TR 2X LONG AAPL DAI
AAPD	DIREXION SHS ETF TR DLY AAPL BEAR 1X
AAPG	ASCENTAGE PHARMA GROUP INTL SPONSORED ADS
AAPL	APPLE INC COM
AAPU	DIREXION SHS ETF TR DLY AAPL BULL 2X
AARD	AARDVARK THERAPEUTICS INC COM
AAT	AMERICAN ASSETS TR INC COM
AAVM	EA SERIES TRUST ALPHA ARCHITECT
AAXJ	ISHARES TR MSCI AC ASIA ETF
AB	ALLIANCEBERNSTEIN HLDG L P UNIT LTD PARTN
ABAT	AMERICAN BATTERY TECHNOLOGY COM NEW
ABBV	ABBVIE INC COM
ABCB	AMERIS BANCORP COM

ABCL	ABCELLERA BIOLOGICS INC COM
ABCS	EA SERIES TRUST ALPHA BLUE CAP
ABEO	ABEONA THERAPEUTICS INC COM NEW
ABEQ	UNIFIED SER TR ABSLUTE SELCT VL
ABEV	AMBEV SA SPONSORED ADR
ABG	ASBURY AUTOMOTIVE GROUP INC COM
ABIG	EA SERIES TRUST ARGENT LARGE CAP
ABL	ABACUS GLOBAL MGMT INC CL A
ABLLL	ABACUS GLOBAL MGMT INC CAL NT 28
ABLLW	ABACUS GLOBAL MGMT INC WT EXP 063028
ABLV	ABLE VIEW GLOBAL INC CL B ORD SHS
ABLVW	ABLE VIEW GLOBAL INC WT EXP 081828
ABM	ABM INDS INC COM
ABNB	AIRBNB INC COM CL A
ABNY	TIDAL TR II YIELDMAX ABNB OP
ABOS	ACUMEN PHARMACEUTICALS INC COM
ABP	ABPRO HLDGS INC COM
ABPWW	ABPRO HLDGS INC WT EXP 111229
ABR	ARBOR REALTY TRUST INC COM
ABSI	ABSCI CORPORATION COM
ABT	ABBOTT LABS COM
ABTS	ABITS GROUP INC SHS NEW
ABUS	ARBUTUS BIOPHARMA CORP COM
ABVC	ABVC BIOPHARMA INC COM NEW
ABVE	ABOVE FOOD INGREDIENTS INC COM
ABVEW	ABOVE FOOD INGREDIENTS INC WT EXP 062829
ABVX	ABIVAX SA SPONSORED ADS
AC	ASSOCIATED CAP GROUP INC CL A
ACA	ARCOSA INC COM
ACAD	ACADIA PHARMACEUTICALS INC COM
ACB	AURORA CANNABIS INC COM
ACCO	ACCO BRANDS CORP COM
ACCS	ACCESS NEWSWIRE INC COM NEW
ACDC	PROFRAC HLDG CORP CLASS A COM

ACEL	ACCEL ENTERTAINMENT INC COM CL A1
ACES	ALPS ETF TR CLEAN ENERGY
ACET	ADICET BIO INC COM
ACGL	ARCH CAP GROUP LTD ORD
ACGLN	ARCH CAP GROUP LTD 4.550% DEP PFD G
ACGLO	ARCH CAP GROUP LTD 5.45% PFD SER F
ACGR	AMERICAN CENTY ETF TR LARGE CAP GROWTH
ACHC	ACADIA HEALTHCARE COMPANY INC COM
ACHR	ARCHER AVIATION INC COM CL A
ACHV	ACHIEVE LIFE SCIENCES INC COM
ACI	ALBERTSONS COS INC COMMON STOCK
ACIC	AMERICAN COASTAL INS CORP COM
ACIU	AC IMMUNE SA SHS
ACIW	ACI WORLDWIDE INC COM
ACLC	AMERICAN CENTY ETF TR LARGE CAP EQUITY
ACLO	TCW ETF TRUST AAA CLO ETF
ACLS	AXCELIS TECHNOLOGIES INC COM NEW
ACLX	ARCELLX INC COMMON STOCK
ACM	AECOM COM
ACMR	ACM RESH INC COM CL A
ACN	ACCENTURE PLC IRELAND SHS CLASS A
ACNB	ACNB CORP COM
ACNT	ASCENT INDUSTRIES CO COM
ACOG	ALPHA COGNITION INC COM NEW
ACON	ACLARION INC COM NEW
ACONW	ACLARION INC WT EXP 042127
ACP	ABRDN INCOME CREDIT STRATEGIES COM
ACR	ACRES COMMERCIAL REALTY CORP COM NEW
ACRE	ARES COML REAL ESTATE CORP COM
ACRS	ACLARIS THERAPEUTICS INC COM
ACRV	ACRIVON THERAPEUTICS INC COMMON STOCK
ACT	ENACT HLDGS INC COM
ACTG	ACACIA RESH CORP ACACIA TCH COM
ACTU	ACTUATE THERAPEUTICS INC COM

ACTV	TWO RDS SHARED TR LEADERSHS ACTIVI
ACU	ACME UTD CORP COM
ACV	VIRTUS DIVERSIFIED INCM & CONV COM
ACVA	ACV AUCTIONS INC COM CL A
ACVF	ETF OPPORTUNITIES TRUST AMERICAN CONSER
ACVT	RBB FUND TRUST ADVENT CONV BD
ACWI	ISHARES TR MSCI ACWI ETF
ACWX	ISHARES TR MSCI ACWI EX US
ACXP	ACURX PHARMACEUTICALS INC COM
ADAG	ADAGENE INC ADS
ADAP	ADAPTIMMUNE THERAPEUTICS PLC SPONDS ADS
ADBE	ADOBE INC COM
ADBG	THEMES ETF TR LEVERAGE SHS 2X
ADC	AGREE RLTY CORP COM
ADCT	ADC THERAPEUTICS SA SHS
ADD	COLOR STAR TECHNOLOGY CO LTD CL A SHS NEW
ADEA	ADEIA INC COM
ADGM	ADAGIO MED HLDGS INC COM
ADI	ANALOG DEVICES INC COM
ADIL	ADIAL PHARMACEUTICALS INC COM NEW
ADIV	GUINNESS ATKINSON FDS SMARTETFS ASIA
ADM	ARCHER DANIELS MIDLAND CO COM
ADMA	ADMA BIOLOGICS INC COM
ADN	ADVENT TECHNOLOGIES HOLDNG INC COM NEW
ADNT	ADIENT PLC ORD SHS
ADNWW	ADVENT TECHNOLOGIES HOLDNG INC WT EXP 020326
ADP	AUTOMATIC DATA PROCESSING INC COM
ADPT	ADAPTIVE BIOTECHNOLOGIES CORP COM
ADPV	SERIES PORTFOLIOS TR ADAPTIV SELECT
ADSE	ADS TEC ENERGY PLC SHS
ADSEW	ADS TEC ENERGY PLC WT EXP
ADSK	AUTODESK INC COM
ADT	ADT INC DEL COM
ADTN	ADTRAN HOLDINGS INC COM

ADTX	ADITXT INC COM NEW
ADUR	ADURO CLEAN TECHNOLOGIES INC COM NEW
ADUS	ADDUS HOMECARE CORP COM
ADV	ADVANTAGE SOLUTIONS INC COM CL A
ADVB	ADVANCED BIOMED INC COM
ADVE	MATTHEWS INTL FDS ASIA DIVIDEND AC
ADVM	ADVERUM BIOTECHNOLOGIES INC COM NEW
ADVWW	ADVANTAGE SOLUTIONS INC WT EX 102825
ADX	ADAMS DIVERSIFIED EQUITY FD COM
ADXN	ADDEX THERAPEUTICS LTD SPONSORED ADS
AEE	AMEREN CORP COM
AEF	ABRDN EMERGING MARKETS EX CHIN COM
AEFC	AEGON FUNDING COMPANY LLC NT 49
AEG	AEGON LTD AMER REG 1 CERT
AEHL	ANTELOPE ENTERPRISE HLDGS LTD SHS NEW CL A
AEHR	AEHR TEST SYS COM
AEI	ALSET INC COM NEW
AEIS	ADVANCED ENERGY INDS COM
AEM	AGNICO EAGLE MINES LTD COM
AEMD	AETHLON MED INC COM NEW
AENT	ALLIANCE ENTERTAINMENT HOLDING COM CLASS A
AENTW	ALLIANCE ENTERTAINMENT HOLDING WT EXP 021028
AEO	AMERICAN EAGLE OUTFITTERS INC COM
AEON	AEON BIOPHARMA INC CL A NEW
AEP	AMERICAN ELEC PWR CO INC COM
AER	AERCAP HOLDINGS NV SHS
AERT	AERIES TECHNOLOGY INC CL A ORD SHS
AERTW	AERIES TECHNOLOGY INC WT EXP 110628
AES	AES CORP COM
AESI	ATLAS ENERGY SOLUTIONS INC COM NEW
AETH	BITWISE FUNDS TRUST TRENDWISE ETHER
AEVA	AEVA TECHNOLOGIES INC COM NEW
AEVAW	AEVA TECHNOLOGIES INC WT EXP 031226
AEYE	AUDIOEYE INC COM NEW

AFB	ALLIANCEBERNSTEIN NATL MUN INM COM
AFBI	AFFINITY BANCSHARES INC COM
AFCG	ADVANCED FLOWER CAP INC COM
AFG	AMERICAN FINL GROUP INC OHIO COM
AFGB	AMERICAN FINL GROUP INC OHIO 5.875 SB NT 59
AFGC	AMERICAN FINL GROUP INC OHIO 5.125% FXD 59
AFGD	AMERICAN FINL GROUP INC OHIO 5.625% SB DEB 60
AFGE	AMERICAN FINL GROUP INC OHIO DEB SUB 60
AFIX	ALLSPRING EXCHANGE TRADED FUND BROAD MARKET COR
AFJK	AIMEI HEALTH TECHNOLOGY CO LTD SHS
AFJKR	AIMEI HEALTH TECHNOLOGY CO LTD RT EXP 111728
AFJKU	AIMEI HEALTH TECHNOLOGY CO LTD UNIT EX 111728
AFK	VANECK ETF TRUST AFRICA INDEX ETF
AFL	AFLAC INC COM
AFLG	FIRST TR EXCHNG TRADED FD VIII ACTV FCTR LGCP
AFMC	FIRST TR EXCHNG TRADED FD VIII ACTV FCTR MDCP
AFRI	FORAFRIC GLOBAL PLC ORDINARY SHARES
AFRIW	FORAFRIC GLOBAL PLC WT EXP 060927
AFRM	AFFIRM HLDGS INC COM CL A
AFSC	ABRDN FDS FOCUSED U S SMAL
AFSM	FIRST TR EXCHNG TRADED FD VIII ACTV FCTR SMCP
AFYA	AFYA LTD CL A COM
AG	FIRST MAJESTIC SILVER CORP COM
AGAE	ALLIED GAMING & ENTRTNMNT INC COM
AGCO	AGCO CORP COM
AGD	ABRDN GLOBAL DYNAMIC DIVIDEND COM
AGEM	ABRDN FDS EMERGING MKTS DI
AGEN	AGENUS INC COM NEW
AGFY	AGRIFY CORP COM NEW
AGG	ISHARES TR CORE US AGGBD ET
AGGA	EA SERIES TRUST ASTORIA DYNAMIC
AGGH	SIMPLIFY EXCHANGE TRADED FUNDS AGGREGATE BOND E
AGGS	HARBOR ETF TRUST DISCIPLINED BOND
AGGY	WISDOMTREE TR YIELD ENHANCD US

AGH	AUREUS GREENWAY HLDGS INC COM
AGI	ALAMOS GOLD INC NEW COM CL A
AGIH	ISHARES U S ETF TR INFLT HGD U S AG
AGIO	AGIOS PHARMACEUTICALS INC COM
AGIX	KRANESHARES TRUST ARTIFICIAL INTEL
AGL	AGILON HEALTH INC COM
AGM	FEDERAL AGRIC MTG CORP CL C
AGMH	AGM GROUP HOLDINGS INC CL A ORG SHS NEW
AGMI	THEMES ETF TR SILVER MINER ETF
AGNC	AGNC INVT CORP COM
AGNCL	AGNC INVT CORP 7.75% DP PFD G
AGNCM	AGNC INVT CORP 6.875 DEP REP D
AGNCN	AGNC INVT CORP CUM 1/1000 7% C
AGNCO	AGNC INVT CORP 6.5% DP SH PFD E
AGNCP	AGNC INVT CORP 6.12 DP SH PFD F
AGNG	GLOBAL X FDS AGING POPULATION
AGO	ASSURED GUARANTY LTD COM
AGOX	STARBOARD INVT TR ADAPTIVE ALPHA
AGQ	PROSHARES TR II ULTRA SILVER NEW
AGQI	FIRST TR EXCHNG TRADED FD VIII ACTIVE GLOBAL
AGRH	ISHARES U S ETF TR INT RATE HGD U S
AGRI	AGRIFORCE GROWING SYSTEMS LTD COM
AGRO	ADECOAGRO S A COM
AGRW	ALLSPRING EXCHANGE TRADED FUND LT LARGE GRW ETF
AGS	PLAYAGS INC COM
AGX	ARGAN INC COM
AGYS	AGILYSYS INC COM
AGZ	ISHARES TR AGENCY BOND ETF
AGZD	WISDOMTREE TR INTRST RATE HDGE
AHCO	ADAPTHEALTH CORP COMMON STOCK
AHG	AKSO HEALTH GROUP ADS
AHH	ARMADA HOFFLER PPTYS INC COM
AHL	ASPEN INSURANCE HOLDINGS LTD ORD SHS CL A
AHLT	AMERICAN BEACON SELECT FUNDS AHL TREND ETF

AHR	AMERICAN HEALTHCARE REIT INC COM SHS
AHT	ASHFORD HOSPITALITY TR INC COM NEW
AHYB	AMERICAN CENTY ETF TR SELECT HIGH YIEL
AI	C3 AI INC CL A
AIA	ISHARES TR ASIA 50 ETF
AIBD	DIREXION SHS ETF TR DAILY AI AND BIG
AIBU	DIREXION SHS ETF TR DAILY AI AND BIG
AIEQ	AMPLIFY ETF TR AMPLIFY AI POWER
AIFD	TCW ETF TRUST ARTIFICIAL INTEL
AIFE	AIFEEX NEXUS ACQUISITION CORP ORD SHS CL A
AIFER	AIFEEX NEXUS ACQUISITION CORP RT EXP 123126
AIFEU	AIFEEX NEXUS ACQUISITION CORP UNIT
AIFF	FIREFLY NEUROSCIENCE INC COM
AIFU	AIFU INC USD CL A ORD SHS
AIG	AMERICAN INTL GROUP INC COM NEW
AIHS	SENMIAO TECHNOLOGY LTD COM NEW
AII	AMERICAN INTEGRITY INS GROUP I COM
AIMD	AINOS INC COM
AIMDW	AINOS INC WT EXP 072927
AIN	ALBANY INTL CORP CL A
AINP	ALLSPRING EXCHANGE TRADED FUND INCOME PLUS ETF
AIO	VIRTUS ARTIFICIAL INTELLIGENCE COM
AIOT	POWERFLEET INC COM
AIP	ARTERIS INC COM
AIPI	ETF OPPORTUNITIES TRUST REX AI EQUITY PR
AIQ	GLOBAL X FDS ARTIFICIAL ETF
AIR	AAR CORP COM
AIRE	REALPHA TECH CORP COM
AIRG	AIRGAIN INC COM
AIRI	AIR INDS GROUP COM
AIRJ	AIRJOULE TECHNOLOGIES CORP CL A
AIRJW	AIRJOULE TECHNOLOGIES CORP WT EXP 031529
AIRL	THEMES ETF TR AIRLINES ETF
AIRR	FIRST TR EXCHANGE TRADED FD VI RBA INDL ETF

AIRS	AIRSCULPT TECHNOLOGIES INC COM
AIRT	AIR T INC COM
AIRTP	AIR T FDG NT 49
AIS	TIDAL TRUST III VISTASHARES ARTI
AISP	AIRSHIP AI HLDGS INC COM
AISPW	AIRSHIP AI HLDGS INC WT EXP 122128
AIT	APPLIED INDL TECHNOLOGIES INC COM
AIV	APARTMENT INVT & MGMT CO CL A
AIVC	AMPLIFY ETF TR AMPLIFY BLOOMBER
AIVI	WISDOMTREE TR INTERNTNL AI ENH
AIVL	WISDOMTREE TR US AI ENHANCED
AIXI	XIAO-I CORP SPONSORED ADS
AIYY	TIDAL TR II YIELDMAX AI OPT
AIZ	ASSURANT INC COM
AIZN	ASSURANT INC 5.25% CAL NT 61
AJG	GALLAGHER ARTHUR J & CO COM
AKA	A K A BRANDS HLDG CORP COM SHS
AKAM	AKAMAI TECHNOLOGIES INC COM
AKAN	AKANDA CORP COM NEW
AKBA	AKEBIA THERAPEUTICS INC COM
AKR	ACADIA RLTY TR COM SH BEN INT
AKRO	AKERO THERAPEUTICS INC COM
AKTX	AKARI THERAPEUTICS PLC SPONSORED ADR
AKYA	AKOYA BIOSCIENCES INC COM
AL	AIR LEASE CORP CL A
ALAB	ASTERA LABS INC COM
ALAI	THE ALGER ETF TRUST AI ENABLERS ADOP
ALAR	ALARUM TECHNOLOGIES LTD SPONSORD ADS NEW
ALB	ALBEMARLE CORP COM
ALBT	AVALON GLOBOCARE CORP COM
ALC	ALCON AG ORD SHS
ALCO	ALICO INC COM
ALCY	ALCHEMY INVTS ACQUISITN CORP 1 CL A ORD SHS
ALCYU	ALCHEMY INVTS ACQUISITN CORP 1 UNIT EX 113027

ALCYW	ALCHEMY INVTS ACQUISITN CORP 1 WT EXP 113027
ALDF	ALDEL FINL II INC CL A
ALDFU	ALDEL FINL II INC UNIT EXP 092631
ALDFW	ALDEL FINL II INC WT EXP 092631
ALDX	ALDEYRA THERAPEUTICS INC COM
ALE	ALLETE INC COM NEW
ALEC	ALECTOR INC COM
ALEX	ALEXANDER & BALDWIN INC NEW COM
ALF	CENTURION ACQUISITION CORP SHS CL A
ALFUU	CENTURION ACQUISITION CORP UNIT EXP 053132
ALFUW	CENTURION ACQUISITION CORP WT EXP 053132
ALG	ALAMO GROUP INC COM
ALGM	ALLEGRO MICROSYSTEMS INC COM
ALGN	ALIGN TECHNOLOGY INC COM
ALGS	ALIGOS THERAPEUTICS INC COM NEW
ALGT	ALLEGIANT TRAVEL CO COM
ALHC	ALIGNMENT HEALTHCARE INC COM
ALIL	EA SERIES TRUST ARGENT FOCUSED
ALIT	ALIGHT INC COM CL A
ALK	ALASKA AIR GROUP INC COM
ALKS	ALKERMES PLC SHS
ALKT	ALKAMI TECHNOLOGY INC COM
ALL	ALLSTATE CORP COM
ALLE	ALLEGION PLC ORD SHS
ALLO	ALLOGENE THERAPEUTICS INC COM
ALLR	ALLARITY THERAPEUTICS INC COM
ALLT	ALLOT LTD SHS
ALLW	SSGA ACTIVE TR SPDR BRIDGEWATER
ALLY	ALLY FINL INC COM
ALMS	ALUMIS INC COM
ALMU	AELUMA INC COM
ALNT	ALLIENT INC COM
ALNY	ALNYLAM PHARMACEUTICALS INC COM
ALOT	ASTRONOVA INC COM

ALRM	ALARM COM HLDGS INC COM
ALRS	ALERUS FINL CORP COM
ALSN	ALLISON TRANSMISSION HLDGS INC COM
ALT	ALTIMMUNE INC COM NEW
ALTG	ALTA EQUIPMENT GROUP INC COMMON STOCK
ALTI	ALTI GLOBAL INC CL A
ALTL	PACER FDS TR LUNT LRG CP ALTR
ALTO	ALTO INGREDIENTS INC COM
ALTS	ALT5 SIGMA CORP COM
ALTY	GLOBAL X FDS ALTERNATIVE INCM
ALUR	ALLURION TECHNOLOGIES INC COMMON STOCK
ALV	AUTOLIV INC COM
ALVO	ALVOTECH ORDINARY SHARES
ALVOW	ALVOTECH WT EXP
ALX	ALEXANDERS INC COM
ALXO	ALX ONCOLOGY HLDGS INC COM
ALZN	ALZAMEND NEURO INC COM NEW 2025
AM	ANTERO MIDSTREAM CORP COM
AMAL	AMALGAMATED FINANCIAL CORP COM
AMAT	APPLIED MATLS INC COM
AMAX	STARBOARD INVT TR ADAPTIVE HDGD MU
AMBA	AMBARELLA INC SHS
AMBC	AMBAC FINL GROUP INC COM NEW
AMBI	AMBIPAR EMERGENCY RESPONSE CL A ORD SHS
AMBO	AMBOW ED HLDG LTD SPONSORED ADS
AMBP	ARDAGH METAL PACKAGING S A SHS
AMBR	AMBER INTL HLDG LTD SPON ADS NEW
AMC	AMC ENTMT HLDGS INC CL A NEW
AMCR	AMCOR PLC ORD
AMCX	AMC NETWORKS INC CL A
AMD	ADVANCED MICRO DEVICES INC COM
AMDD	DIREXION SHS ETF TR DAILY AMD BEAR
AMDG	THEMES ETF TR LEVERAGE SHARES
AMDL	GRANITESHARES ETF TR GRANITE 2X LONG

AMDS	GRANITESHARES ETF TR 1X SHORT AMD DLY
AMDY	TIDAL TR II YIELDMAX AMD OPT
AME	AMETEK INC COM
AMED	AMEDISYS INC COM
AMG	AFFILIATED MANAGERS GROUP INC COM
AMGN	AMGEN INC COM
AMH	AMERICAN HOMES 4 RENT CL A
AMID	EA SERIES TRUST ARGENT MID CAP
AMIX	AUTONOMIX MED INC COM NEW
AMJB	JPMORGAN CHASE FINL CO LLC CAL LKD 44
AMKR	AMKOR TECHNOLOGY INC COM
AMLP	ALPS ETF TR ALERIAN MLP
AMLX	AMYLYX PHARMACEUTICALS INC COM
AMN	AMN HEALTHCARE SVCS INC COM
AMOD	ALPHA MODUS HLDGS INC CL A
AMODW	ALPHA MODUS HLDGS INC WT EXP 121329
AMOM	EXCHANGE LISTED FDS TR QRAFT AI US MMTM
AMP	AMERIPRISE FINL INC COM
AMPG	AMPLITECH GROUP INC COM NEW
AMPGW	AMPLITECH GROUP INC WT EXP 022626
AMPH	AMPHASTAR PHARMACEUTICALS INC COM
AMPL	AMPLITUDE INC COM CL A
AMPX	AMPRIUS TECHNOLOGIES INC COMMON STOCK
AMPY	AMPLIFY ENERGY CORP NEW COM
AMR	ALPHA METALLURGICAL RESOUR INC COM
AMRC	AMERESCO INC CL A
AMRK	A-MARK PRECIOUS METALS INC COM
AMRN	AMARIN CORP PLC SPONSORED ADR
AMRX	AMNEAL PHARMACEUTICALS INC COM STK CL A
AMS	AMERICAN SHARED HOSPITAL SVCS COM
AMSC	AMERICAN SUPERCONDUCTOR CORP SHS NEW
AMSF	AMERISAFE INC COM
AMST	AMESITE INC COM NEW
AMT	AMERICAN TOWER CORP NEW COM

AMTB	AMERANT BANCORP INC CL A
AMTD	AMTD IDEA GROUP SPON ADS
AMTM	AMENTUM HOLDINGS INC COM
AMTX	AEMETIS INC COM NEW
AMUB	UBS AG LONDON BRANCH ETRACS ALERIAN M
AMUU	DIREXION SHS ETF TR DAILY AMD BULL
AMWD	AMERICAN WOODMARK CORPORATION COM
AMWL	AMERICAN WELL CORP COM CL A NEW
AMX	AMERICA MOVIL SAB DE CV SPON ADS RP CL B
AMZA	ETFIS SER TR I INFRAC ACT MLP
AMZD	DIREXION SHS ETF TR DAILY AMZN BR 1X
AMZE	AMAZE HOLDINGS INC COM
AMZN	AMAZON COM INC COM
AMZU	DIREXION SHS ETF TR DIREXION 2X SHAR
AMZY	TIDAL TR II YIELDMAX AMZN OP
AMZZ	GRANITESHARES ETF TR GRANITESHARES 2X
AN	AUTONATION INC COM
ANAB	ANAPTYSBIO INC COM
ANDE	ANDERSONS INC COM
ANEB	ANEBULO PHARMACEUTICALS INC COM
ANET	ARISTA NETWORKS INC COM SHS
ANEW	PROSHARES TR MSCI TRANFRMTNAL
ANF	ABERCROMBIE & FITCH CO CL A
ANGH	ANGHAMI INC ORD SHS
ANGHW	ANGHAMI INC WT EXP 020327
ANGI	ANGI INC CL A NEW
ANGL	VANECK ETF TRUST FALLEN ANGEL HG
ANGO	ANGIODYNAMICS INC COM
ANIK	ANIKA THERAPEUTICS INC COM
ANIP	ANI PHARMACEUTICALS INC COM
ANIX	ANIXA BIOSCIENCES INC COM
ANL	ADLAI NORTYE LTD SPONSORED ADS
ANNA	ALEANNA INC COM CL A
ANNAW	ALEANNA INC WT EXP 121329

ANNX	ANNEXON INC COM
ANRO	ALTO NEUROSCIENCE INC COM SHS
ANSC	AGRICULTURE & NAT SOL ACQ CORP SHS CL A
ANSCU	AGRICULTURE & NAT SOL ACQ CORP UNIT
ANSCW	AGRICULTURE & NAT SOL ACQ CORP WT EXP 100128
ANSS	ANSYS INC COM
ANTA	ANTALPHA PLATFORM HLDG CO ORD SHS
ANTE	AIRNET TECHNOLOGY INC USD ORD SHS
ANTX	AN2 THERAPEUTICS INC COM
ANVS	ANNOVIS BIO INC COM
ANY	SPHERE 3D CORP NEW COM NEW
AOA	ISHARES TR CORE 80/20 AGGRE
AOD	ABRDN TOTAL DYNAMIC DIVIDEND COM SH BEN INT
AOHY	ANGEL OAK FUNDS TRUST HIGH YIELD OPPOR
AOK	ISHARES TR CORE 30/70 CONSE
AOM	ISHARES TR CORE 40/60 MODER
AOMD	ANGEL OAK MORTGAGE REIT INC CAL 30
AOMN	ANGEL OAK MORTGAGE REIT INC NT 29
AOMR	ANGEL OAK MORTGAGE REIT INC COM
AON	AON PLC SHS CL A
AOR	ISHARES TR CORE 60/40 BALAN
AORT	ARTIVION INC COM
AOS	SMITH A O CORP COM
AOSL	ALPHA & OMEGA SEMICONDUCTOR LT SHS
AOTG	EA SERIES TRUST AOT GRWT AND INV
AOUT	AMERICAN OUTDOOR BRANDS INC COM
AP	AMPCO-PITTSBURG CORP COM
APA	APA CORPORATION COM
APAM	ARTISAN PARTNERS ASSET MGMT IN CL A
APCB	TRUST FOR PROFESSIONAL MANAGER ACTIVEPASSIVE CR
APD	AIR PRODS & CHEMS INC COM
APDN	APPLIED DNA SCIENCES INC COM NEW
APED	TIDAL TR II STKD 100 MSTR
APEI	AMERICAN PUB ED INC COM

APG	API GROUP CORP COM STK
APGE	APOGEE THERAPEUTICS INC COM
APH	AMPHENOL CORP NEW CL A
API	AGORA INC ADS
APIE	TRUST FOR PROFESSIONAL MANAGER ACTIVEPASSIVE EQ
APLD	APPLIED DIGITAL CORP COM NEW
APLE	APPLE HOSPITALITY REIT INC COM NEW
APLM	APOLLOMICS INC SHS NEW CL A
APLMW	APOLLOMICS INC WT EXP 040128
APLS	APELLIS PHARMACEUTICALS INC COM
APLT	APPLIED THERAPEUTICS INC COM
APLU	ALLSPRING EXCHANGE TRADED FUND CORE PLUS ETF
APLY	TIDAL TR II YIELDMAX AAPL
APM	APTORUM GROUP LIMITED CL A ORD SHS NEW
APMU	TRUST FOR PROFESSIONAL MANAGER ACTIVEPASSIVE MN
APO	APOLLO GLOBAL MGMT INC COM
APOG	APOGEE ENTERPRISES INC COM
APOS	APOLLO GLOBAL MGMT INC NT 7.625% 53
APP	APPLOVIN CORP COM CL A
APPF	APPFOLIO INC COM CL A
APPN	APPIAN CORP CL A
APPS	DIGITAL TURBINE INC COM NEW
APPX	INVESTMENT MANAGERS SER TR II TRADR 2X LONG
APRE	APREA THERAPEUTICS INC COM NEW
APRT	AIM ETF PRODUCTS TRUST US LRGCP B10 APR
APRW	AIM ETF PRODUCTS TRUST US LRGCP B20 APR
APT	ALPHA PRO TECH LTD COM
APTV	APTIV PLC COM SHS
APUE	TRUST FOR PROFESSIONAL MANAGER ACTIVEPASSIVE US
APUS	APIMEDS PHARMACEUTICALS US INC COM SHS
APVO	APTEVO THERAPEUTICS INC COM SHS
APWC	ASIA PACIFIC WIRE & CABLE CORP ORD
APYX	APYX MEDICAL CORPORATION COM
AQB	AQUABOUNTY TECHNOLOGIES INC COM

AQMS	AQUA METALS INC COM NEW
AQN	ALGONQUIN PWR UTILS CORP COM
AQNB	ALGONQUIN PWR UTILS CORP SUB NT A 19
AQST	AQUESTIVE THERAPEUTICS INC COM
AQWA	GLOBAL X FDS CLEAN WTR ETF
AR	ANTERO RESOURCES CORP COM
ARAI	ARRIVE AI INC COM NEW
ARAY	ACCURAY INC COM
ARB	ALTSHARES TRUST MERGER ARBITRAGE
ARBB	ARB IOT GROUP LTD ORD SHS NEW
ARBE	ARBE ROBOTICS LTD ORDINARY SHARES
ARBEW	ARBE ROBOTICS LTD WT EXP
ARBK	ARGO BLOCKCHAIN PLC ADS
ARBKL	ARGO BLOCKCHAIN PLC CAL NT 26
ARCB	ARCBEST CORP COM
ARCC	ARES CAPITAL CORP COM
ARCO	ARCOS DORADOS HOLDINGS INC SHS CLASS -A -
ARCT	ARCTURUS THERAPEUTICS HLDGS COM
ARDC	ARES DYNAMIC CR ALLOCATION FD COM
ARDT	ARDENT HEALTH INC
ARDX	ARDELYX INC COM
ARE	ALEXANDRIA REAL ESTATE EQ INC COM
AREA	HARBOR ETF TRUST ALPHAEDGE NEXT
AREB	AMERICAN REBEL HLDGS INC COM NEW
AREBW	AMERICAN REBEL HLDGS INC WT EXP 012027
AREC	AMERICAN RES CORP CL A
AREN	THE ARENA GROUP HOLDINGS INC COM
ARES	ARES MANAGEMENT CORPORATION CL A COM STK
ARGD	ARGO GROUP US INC 6.500% SENIOR NO
ARGT	GLOBAL X FDS GB MSCI AR ETF
ARGX	ARGENX SE SPONSORED ADR
ARHS	ARHAUS INC COM CL A
ARI	APOLLO COML REAL EST FIN INC COM
ARIS	ARIS WATER SOLUTIONS INC CLASS A COM

ARKO	ARKO CORP COM
ARKOW	ARKO CORP WT EXP 122225
ARKR	ARK RESTAURANTS CORP COM
ARL	AMERICAN RLTY INVS INC COM
ARLO	ARLO TECHNOLOGIES INC COM
ARLP	ALLIANCE RESOURCE PARTNERS L P UT LTD PART
ARM	ARM HOLDINGS PLC SPONSORED ADS
ARMG	THEMES ETF TR LEVERAGE SHARES
ARMH	PRECIDIAN ETFS TR ARM HLDGS PLC AD
ARMK	ARAMARK COM
ARMN	ARIS MNG CORP COM
ARMP	ARMATA PHARMACEUTICALS INC COM
AROC	ARCHROCK INC COM
AROW	ARROW FINL CORP COM
ARP	ADVISORS INNER CIRCLE FD II PMV ADAPTIVE RSK
ARQ	ARQ INC COM
ARQQ	ARQIT QUANTUM INC COM NEW
ARQQW	ARQIT QUANTUM INC WT EXP 090326
ARQT	ARCUTIS BIOTHERAPEUTICS INC COM
ARR	ARMOUR RESIDENTIAL REIT INC COM SHS
ARRY	ARRAY TECHNOLOGIES INC COM SHS
ARTL	ARTELO BIOSCIENCES INC COM
ARTNA	ARTESIAN RES CORP CL A
ARTV	ARTIVA BIOTHERAPEUTICS INC COM
ARTW	ARTS WAY MFG INC COM
ARTY	ISHARES TR FUTURE AI & TECH
ARVN	ARVINAS INC COM
ARVR	FIRST TR EXCHANGE TRADED FD II INDXX METAVERSE
ARW	ARROW ELECTRS INC COM
ARWR	ARROWHEAD PHARMACEUTICALS INC COM
AS	AMER SPORTS INC COM SHS
ASA	ASA GOLD AND PRECIOUS MTLS LMT SHS
ASAN	ASANA INC CL A
ASB	ASSOCIATED BANC CORP COM

ASBA	ASSOCIATED BANC CORP NT 33
ASBP	ASPIRE BIOPHARMA HLDGS INC COM
ASBPW	ASPIRE BIOPHARMA HLDGS INC WT EXP 021430
ASC	ARDMORE SHIPPING CORP COM
ASEA	GLOBAL X FDS GBL X FTSE ETF
ASET	FLEXSHARES TR REAL ASST IDX
ASG	LIBERTY ALL-STAR GROWTH FD INC COM
ASGI	ABRDN GLOBAL INFRA INCOME FUND COM SHS BEN INT
ASGN	ASGN INC COM
ASH	ASHLAND INC COM
ASHR	DBX ETF TR XTRACK HRVST CSI
ASHS	DBX ETF TR XTRACK CSI 500 A
ASIA	MATTHEWS INTL FDS PACIFIC TIGER AC
ASIX	ADVANSIX INC COM
ASLE	AERSALE CORPORATION COM
ASLV	ALLSPRING EXCHANGE TRADED FUND SPECIAL LARG VAL
ASM	AVINO SILVER & GOLD MINES LTD COM
ASMB	ASSEMBLY BIOSCIENCES INC COM NEW
ASMF	VIRTUS ETF TR II ALPHASIMPLEX MNG
ASMG	THEMES ETF TR LEVERAGE SHARES
ASMH	PRECIDIAN ETFS TR ASML HLDG NV ADR
ASML	ASML HOLDING N V N Y REGISTRY SHS
ASND	ASCENDIS PHARMA A/S SPONSORED ADR
ASNS	ACTELIS NETWORKS INC COM NEW
ASO	ACADEMY SPORTS & OUTDOORS INC COM
ASPC	A SPAC III ACQUISITION CORP ORD SHS CL A
ASPCR	A SPAC III ACQUISITION CORP RT EXP 010226
ASPCU	A SPAC III ACQUISITION CORP UNIT EXP 021529
ASPI	ASP ISOTOPES INC COM
ASPN	ASPEN AEROGELS INC COM
ASPS	ALTISOURCE PORTFOLIO SOLUTIONS SHS NEW
ASPSW	ALTISOURCE PORTFOLIO SOLUTIONS WT EXP 043032
ASPSZ	ALTISOURCE PORTFOLIO SOLUTIONS WT EXP 040229
ASR	GRUPO AEROPORTUARIO DEL SUREST SPON ADR SER B

ASRT	ASSERTIO HOLDINGS INC COM NEW
ASRV	AMERISERV FINL INC COM
ASST	ASSET ENTITIES INC CL B NEW
ASTC	ASTROTECH CORP COM
ASTE	ASTEC INDS INC COM
ASTH	ASTRANA HEALTH INC COM NEW
ASTI	ASCENT SOLAR TECHNOLOGIES INC COM NEW
ASTL	ALGOMA STL GROUP INC COM
ASTLW	ALGOMA STL GROUP INC WT EXP 101926
ASTS	AST SPACEMOBILE INC COM CL A
ASUR	ASURE SOFTWARE INC COM
ASX	ASE TECHNOLOGY HLDG CO LTD SPONSORED ADS
ASYS	AMTECH SYS INC COM PAR $0.01N
ATAI	ATAI LIFE SCIENCES NV SHS
ATAT	ATOUR LIFESTYLE HLDGS LTD SPONSORED ADS
ATCH	ATLASCLEAR HOLDINGS INC COM SHS
ATCOL	ATLAS CORP CALL NT 27
ATEC	ALPHATEC HLDGS INC COM NEW
ATEN	A10 NETWORKS INC COM
ATER	ATERIAN INC COM NEW
ATEX	ANTERIX INC COM
ATFV	THE ALGER ETF TRUST 35 ETF
ATGE	ADTALEM GLOBAL ED INC COM
ATGL	ALPHA TECHNOLOGY GROUP LIMITED SHS CL A
ATHA	ATHIRA PHARMA INC COM
ATHE	ALTERITY THERAPEUTICS LTD SPONSORED ADS
ATHM	AUTOHOME INC SP ADS RP CL A
ATHR	AETHER HLDGS INC NEW COM NEW
ATHS	ATHENE HOLDING LTD CAL NT 64
ATI	ATI INC COM
ATII	ARCHIMEDES TECH SPAC PARTNERS ORD SHS
ATIIU	ARCHIMEDES TECH SPAC PARTNERS UNIT EXP 101529
ATIIW	ARCHIMEDES TECH SPAC PARTNERS WT EXP 101529
ATKR	ATKORE INC COM

ATLC	ATLANTICUS HOLDINGS CORP COM
ATLCL	ATLANTICUS HOLDINGS CORP CAL NT 26
ATLCP	ATLANTICUS HOLDINGS CORP 7.625% PER PFD B
ATLCZ	ATLANTICUS HOLDINGS CORP NT 29
ATLN	ATLANTIC INTL CORP COM
ATLO	AMES NATL CORP COM
ATLX	ATLAS LITHIUM CORP COM NEW
ATMC	ALPHATIME ACQUISITION CORP ORDINARY SHARES
ATMCR	ALPHATIME ACQUISITION CORP RT
ATMCU	ALPHATIME ACQUISITION CORP UNIT EX 030128
ATMCW	ALPHATIME ACQUISITION CORP WT EXP 030128
ATMU	ATMUS FILTRATION TECHNOLOGIES COM
ATMV	ALPHAVEST ACQUISITION CORP ORDINARY SHARES
ATMVR	ALPHAVEST ACQUISITION CORP RT EXP 122224
ATMVU	ALPHAVEST ACQUISITION CORP UNIT EX 061924
ATNF	180 LIFE SCIENCES CORP COM
ATNFW	180 LIFE SCIENCES CORP WT EXP 110725
ATNI	ATN INTL INC COM
ATNM	ACTINIUM PHARMACEUTICALS INC COM
ATO	ATMOS ENERGY CORP COM
ATOM	ATOMERA INC COM
ATOS	ATOSSA THERAPEUTICS INC COM
ATPC	AGAPE ATP CORP COM NEW
ATR	APTARGROUP INC COM
ATRA	ATARA BIOTHERAPEUTICS INC COM NEW
ATRC	ATRICURE INC COM
ATRO	ASTRONICS CORP COM
ATS	ATS CORPORATION COM
ATUS	ALTICE USA INC CL A
ATXG	ADDENTAX GROUP CORP COM
ATXS	ASTRIA THERAPEUTICS INC COM
ATYR	ATYR PHARMA INC COM NEW
AU	ANGLOGOLD ASHANTI PLC COM SHS
AUB	ATLANTIC UN BANKSHARES CORP COM

AUBN	AUBURN NATL BANCORP COM
AUDC	AUDIOCODES LTD ORD
AUGT	AIM ETF PRODUCTS TRUST ALLIANZIM US LGR
AUGW	AIM ETF PRODUCTS TRUST ALLIANZIM US LRG
AUID	AUTHID INC COM
AUMI	THEMES ETF TR GOLD MINERS ETF
AUNA	AUNA S A CLASS A
AUPH	AURINIA PHARMACEUTICALS INC COM
AUR	AURORA INNOVATION INC CLASS A COM
AURA	AURA BIOSCIENCES INC COM
AUROW	AURORA INNOVATION INC WT EXP 110326
AUSF	GLOBAL X FDS ADAPTIVE US
AUST	AUSTIN GOLD CORP COM
AUTL	AUTOLUS THERAPEUTICS PLC SPON ADS
AUUD	AUDDIA INC COM
AUUDW	AUDDIA INC WT EXP 101725
AVA	AVISTA CORP COM
AVAH	AVEANNA HEALTHCARE HLDGS INC COM
AVAL	GRUPO AVAL ACCIONES Y VALORES SPONSORED ADS
AVAV	AEROVIRONMENT INC COM
AVB	AVALONBAY CMNTYS INC COM
AVBP	ARRIVENT BIOPHARMA INC COM
AVD	AMERICAN VANGUARD CORP COM
AVDE	AMERICAN CENTY ETF TR INTL EQT ETF
AVDL	AVADEL PHARMACEUTICALS PLC COM SHS
AVDS	AMERICAN CENTY ETF TR AVANTIS INTL SML
AVDV	AMERICAN CENTY ETF TR INTL SMCP VLU
AVDX	AVIDXCHANGE HOLDINGS INC COM
AVEE	AMERICAN CENTY ETF TR AVANTIS EMERGING
AVEM	AMERICAN CENTY ETF TR AVANTIS EMGMKT
AVES	AMERICAN CENTY ETF TR EMERGING MKT VAL
AVGB	AMERICAN CENTY ETF TR AVANTIS CR ETF
AVGE	AMERICAN CENTY ETF TR AVANTIS ALL EQT
AVGG	THEMES ETF TR LEVERAGE 2X LONG

AVGO	BROADCOM INC COM
AVGV	AMERICAN CENTY ETF TR AVANTIS ALL EQT
AVGX	TIDAL TR II DEF DLY TGT AVGO
AVIE	AMERICAN CENTY ETF TR AVANTIS INFLATIN
AVIG	AMERICAN CENTY ETF TR AVANTIS CORE FI
AVIR	ATEA PHARMACEUTICALS INC COM
AVIV	AMERICAN CENTY ETF TR INTERNATIONAL LR
AVK	ADVENT CONV & INCOME FD COM
AVL	DIREXION SHS ETF TR DAILY AVGO BULL
AVLC	AMERICAN CENTY ETF TR AVANTIS US LARG
AVLV	AMERICAN CENTY ETF TR US LARGE CAP VLU
AVMA	AMERICAN CENTY ETF TR AVANTIS MODERAT
AVMC	AMERICAN CENTY ETF TR AVANTIS US MID C
AVMU	AMERICAN CENTY ETF TR CORE MUNI FXD IN
AVMV	AMERICAN CENTY ETF TR AVANTIS US MID C
AVNM	AMERICAN CENTY ETF TR AVANTIS ALL INT
AVNS	AVANOS MED INC COM
AVNT	AVIENT CORPORATION COM
AVNV	AMERICAN CENTY ETF TR AVANTIS ALL INT
AVNW	AVIAT NETWORKS INC COM NEW
AVO	MISSION PRODUCE INC COM
AVPT	AVEPOINT INC COM CL A
AVPTW	AVEPOINT INC WT EXP 091826
AVR	ANTERIS TECHNOLOGIES GLOBAL COM
AVRE	AMERICAN CENTY ETF TR REAL ESTATE ETF
AVS	DIREXION SHS ETF TR DAILY AVGO BEAR
AVSC	AMERICAN CENTY ETF TR AVANTIS US SMALL
AVSD	AMERICAN CENTY ETF TR AVANTIS RESPONSI
AVSE	AMERICAN CENTY ETF TR AVANTIS RESPONSI
AVSF	AMERICAN CENTY ETF TR AVANTIS SHFXDINC
AVSU	AMERICAN CENTY ETF TR AVANTIS RESPON U
AVT	AVNET INC COM
AVTR	AVANTOR INC COM
AVTX	AVALO THERAPEUTICS INC COM NEW

AVUQ	AMERICAN CENTY ETF TR AVANTIS U S QUAL
AVUS	AMERICAN CENTY ETF TR US EQT ETF
AVUV	AMERICAN CENTY ETF TR US SML CP VALU
AVXC	AMERICAN CENTY ETF TR AVANTIS EMERGING
AVXL	ANAVEX LIFE SCIENCES CORP COM NEW
AVY	AVERY DENNISON CORP COM
AWAY	AMPLIFY ETF TR AMPLIFY TRAVEL T
AWEG	THE ALGER ETF TRUST WEATHERBIE END
AWF	ALLIANCEBERNSTEIN GLOBAL HIGH COM
AWI	ARMSTRONG WORLD INDS INC NEW COM
AWK	AMERICAN WTR WKS CO INC NEW COM
AWP	ABRDN GLOBAL PREMIER PPTYS FD COM SH BEN INT
AWR	AMER STATES WTR CO COM
AWRE	AWARE INC MASS COM
AWX	AVALON HLDGS CORP CL A
AX	AXOS FINANCIAL INC COM
AXGN	AXOGEN INC COM
AXIL	AXIL BRANDS INC COM NEW
AXL	AMERICAN AXLE & MFG HLDGS INC COM
AXON	AXON ENTERPRISE INC COM
AXP	AMERICAN EXPRESS CO COM
AXR	AMREP CORP COM
AXS	AXIS CAP HLDGS LTD SHS
AXSM	AXSOME THERAPEUTICS INC COM
AXTA	AXALTA COATING SYS LTD COM
AXTI	AXT INC COM
AYI	ACUITY INC COM
AYRO	AYRO INC COM
AYTU	AYTU BIOPHARMA INC COM
AZ	A2Z CUST2MATE SOLUTIONS CORP COM
AZEK	AZEK CO INC CL A
AZI	AUTOZI INTERNET TECHNOLOGY G SHS CL A
AZN	ASTRAZENECA PLC SPONSORED ADR
AZNH	PRECIDIAN ETFS TR ASTRAZENECA PLC

AZO	AUTOZONE INC COM
AZTA	AZENTA INC COM
AZTD	TIDAL ETF TR AZTLAN GBL STOCK
AZTR	AZITRA INC COM NEW
AZZ	AZZ INC COM
B	BARRICK MNG CORP COM SHS
BA	BOEING CO COM
BAB	INVESCO EXCH TRADED FD TR II TAXABLE MUN BD
BABA	ALIBABA GROUP HLDG LTD SPONSORED ADS
BABO	TIDAL TR II YIELDMAX BABA OP
BABX	GRANITESHARES ETF TR 2X LONG BABA DAI
BAC	BANK AMERICA CORP COM
BACQ	BLEICHROEDER ACQUISITION CORP SHS CL A
BACQR	BLEICHROEDER ACQUISITION CORP RT EXP 110426
BACQU	BLEICHROEDER ACQUISITION CORP UNIT
BAER	BRIDGER AEROSPACE GRP HLDGS IN COM
BAERW	BRIDGER AEROSPACE GRP HLDGS IN WT EXP 012428
BAFE	ADVISORS INNER CIRCLE FD III BROWN ADV FLEXIB
BAFN	BAYFIRST FINANCIAL CORP COM
BAH	BOOZ ALLEN HAMILTON HLDG CORP CL A
BAI	BLACKROCK ETF TRUST ISHARES A I INNO
BAK	BRASKEM S A SP ADR PFD A
BALL	BALL CORP COM
BALY	BALLYS CORPORATION COMMON STOCK
BAM	BROOKFIELD ASSET MANAGMT LTD CL A LMT VTG SHS
BANC	BANC OF CALIFORNIA INC COM
BAND	BANDWIDTH INC COM CL A
BANF	BANCFIRST CORP COM
BANFP	BFC CAP TR II PFD TR 7.20%
BANL	CBL INTL LTD ORDINARY SHARES
BANR	BANNER CORP COM NEW
BANX	ARROWMARK FINANCIAL CORP COM
BAOS	BAOSHENG MEDIA GROUP HLDNG LTD SHS NEW
BAP	CREDICORP LTD COM

BAR	GRANITESHARES GOLD TR SHS BEN INT
BARK	BARK INC COM
BASE	COUCHBASE INC COM
BATL	BATTALION OIL CORP COM
BATRA	ATLANTA BRAVES HLDGS INC COM SER A
BATRK	ATLANTA BRAVES HLDGS INC COM SER C
BATT	AMPLIFY ETF TR AMPLIFY LITHIUM
BAX	BAXTER INTL INC COM
BAYA	BAYVIEW ACQUISITION CORP ORD SHS
BAYAR	BAYVIEW ACQUISITION CORP RT
BAYAU	BAYVIEW ACQUISITION CORP UNIT
BB	BLACKBERRY LTD COM
BBAG	J P MORGAN EXCHANGE TRADED FD BETABUILDERS US
BBAI	BIGBEAR AI HLDGS INC COM
BBAR	BANCO BBVA ARGENTINA S A SPONSORED ADS
BBBI	BONDBLOXX ETF TRUST BBB RATED 5 10 Y
BBBL	BONDBLOXX ETF TRUST BBB RATED 10 YE
BBBS	BONDBLOXX ETF TRUST BBB RATED 1 5 YE
BBC	ETFIS SER TR I VIRTUS LIFESC CT
BBCB	J P MORGAN EXCHANGE TRADED FD BETABUILDERS USD
BBCP	CONCRETE PUMPING HLDGS INC COM
BBD	BANCO BRADESCO S A SP ADR PFD NEW
BBDC	BARINGS BDC INC COM
BBDO	BANCO BRADESCO S A SPONSORED ADR
BBGI	BEASLEY BROADCAST GROUP INC CL A NEW
BBH	VANECK ETF TRUST BIOTECH ETF
BBIO	BRIDGEBIO PHARMA INC COM
BBLG	BONE BIOLOGICS CORP COM NEW
BBLGW	BONE BIOLOGICS CORP WT EXP 101326
BBLU	EA SERIES TRUST BRIDGEWAY BLUE
BBMC	J P MORGAN EXCHANGE TRADED FD BETABUILDERS US
BBN	BLACKROCK TAX MUNICPAL BD TR SHS
BBNX	BETA BIONICS INC COM
BBP	ETFIS SER TR I VIRTUS LIFESC BT

BBSC	J P MORGAN EXCHANGE TRADED FD BETABUILDERS US
BBSI	BARRETT BUSINESS SVCS INC COM
BBU	BROOKFIELD BUSINESS PARTNERS L UNIT LTD L P
BBUC	BROOKFIELD BUSINESS CORP CL A EXC SUB VTG
BBVA	BANCO BILBAO VIZCAYA ARGENTARI SPONSORED ADR
BBW	BUILD-A-BEAR WORKSHOP INC COM
BBWI	BATH & BODY WORKS INC COM
BBY	BEST BUY INC COM
BC	BRUNSWICK CORP COM
BCAB	BIOATLA INC COM
BCAL	CALIFORNIA BANCORP COM
BCAT	BLACKROCK CAP ALLOCATION TERM COM
BCAX	BICARA THERAPEUTICS INC COM
BCBP	BCB BANCORP INC COM
BCC	BOISE CASCADE CO DEL COM
BCD	ABRDN ETFS BBRG ALL COMMDY
BCDA	BIOCARDIA INC COM NEW
BCDF	LISTED FDS TR HORZN KINTCS BL
BCE	BCE INC COM NEW
BCG	BINAH CAP GROUP INC COM
BCGWW	BINAH CAP GROUP INC WT EXP 031529
BCH	BANCO DE CHILE SPONSORED ADS
BCHI	2023 ETF SERIES TRUST II GMO BEYOND CHNA
BCI	ABRDN ETFS BBRG ALL COMD K1
BCIL	EXCHANGE LISTED FDS TR BANCREEK INT LC
BCIM	ABRDN ETFS BBG INDUSTRL MET
BCLI	BRAINSTORM CELL THERAPEUTICS I COM
BCLO	BLACKROCK ETF TRUST II ISHARES BBB B CL
BCML	BAYCOM CORP COM
BCO	BRINKS CO COM
BCOR	GRAYSCALE FUNDS TRUST BITCOIN ADOPTERS
BCPC	BALCHEM CORP COM
BCRX	BIOCRYST PHARMACEUTICALS INC COM
BCS	BARCLAYS PLC ADR

BCSF	BAIN CAP SPECIALTY FIN INC COM STK
BCTX	BRIACELL THERAPEUTICS CORP COM NEW
BCTXW	BRIACELL THERAPEUTICS CORP WT EX 022626
BCTXZ	BRIACELL THERAPEUTICS CORP WT EXP
BCUS	EXCHANGE LISTED FDS TR BANCREEK US LARG
BCV	BANCROFT FD LTD COM
BCX	BLACKROCK RES & COMMODITIES ST SHS
BCYC	BICYCLE THERAPEUTICS PLC SPONSORED ADS
BDC	BELDEN INC COM
BDCX	UBS AG LONDON BRANCH ETRACS QUARTERLY
BDCZ	UBS AG LONDON BRANCH ETRACS MARKETVEC
BDGS	EA SERIES TRUST BRIDGES CAP TACT
BDIV	ETF SER SOLUTIONS AAM BRENTVIEW
BDJ	BLACKROCK ENHANCED EQUITY DIVI COM
BDL	FLANIGANS ENTERPRISES INC COM
BDMD	BAIRD MED INVT HLDGS LTD SHS
BDMDW	BAIRD MED INVT HLDGS LTD WT EXP 100129
BDN	BRANDYWINE RLTY TR SH BEN INT NEW
BDRX	BIODEXA PHARMACEUTICALS PLC SPONSORED ADS
BDRY	AMPLIFY COMMODITY TRUST BREAKWAVE DRY BU
BDSX	BIODESIX INC COM
BDTX	BLACK DIAMOND THERAPEUTICS INC COM
BDVG	LITMAN GREGORY FDS TR IMGP BERKSHIRE
BDX	BECTON DICKINSON & CO COM
BE	BLOOM ENERGY CORP COM CL A
BEAG	BOLD EAGLE ACQUISITION CORP CL A
BEAGR	BOLD EAGLE ACQUISITION CORP RT EXP 101129
BEAGU	BOLD EAGLE ACQUISITION CORP UNIT
BEAM	BEAM THERAPEUTICS INC COM
BEAT	HEARTBEAM INC COM
BEATW	HEARTBEAM INC WT EXP 103126
BEDU	BRIGHT SCHOLAR ED HLDGS LTD SPON ADS NEW
BEDZ	ADVISORSHARES TR HOTEL ETF
BEEM	BEAM GLOBAL COM

BEEP	MOBILE INFRASTRUCTURE CORP COM SHS
BEEX	TIDAL TRUST III BEEHIVE ETF
BEEZ	EA SERIES TRUST HONEYTREE US EQU
BEKE	KE HLDGS INC SPONSORED ADS
BELFA	BEL FUSE INC CL A
BELFB	BEL FUSE INC CL B
BELT	BLACKROCK ETF TRUST ISHARES LONG-TER
BEN	FRANKLIN RESOURCES INC COM
BENF	BENEFICIENT COM CLASS A
BENFW	BENEFICIENT WT EXP 060728
BENJ	HORIZON FDS LANDMARK ETF
BEP	BROOKFIELD RENEWABLE PARTNERS PARTNERSHIP UNIT
BEPC	BROOKFIELD RENEWABLE CORP CL A EX SUB VTG
BEPH	BROOKFIELD BRP HLDGS CDA INC 4.625% SUB NTS
BEPI	BROOKFIELD BRP HLDGS CDA INC 4.875% SUB NTS
BEPJ	BROOKFIELD BRP HLDGS CDA INC 7.250% SUB NOTES
BERZ	BANK MONTREAL QUE MICROSECTORS FAN
BETE	PROSHARES TR BITCOIN & ETHER
BETH	PROSHARES TR BITCOIN & ETHER
BETR	BETTER HOME & FINANCE HOLDING COM NEW CL A
BETRW	BETTER HOME & FINANCE HOLDING WT EXP 082228
BETZ	LISTED FDS TR ROUNDHILL SPORTS
BFAM	BRIGHT HORIZONS FAM SOL IN DEL COM
BFAP	FIRST TR EXCHANGE-TRADED FD FT VEST BITCOIN
BFC	BANK FIRST CORP COM
BFH	BREAD FINANCIAL HOLDINGS INC COM
BFIN	BANKFINANCIAL CORP COM
BFIX	BUILD FUNDS TRUST BOND INNOVATION
BFK	BLACKROCK MUN INCOME TR SH BEN INT
BFLY	BUTTERFLY NETWORK INC COM CL A
BFOR	ALPS ETF TR BARRONS 400 ETF
BFRE	ULTIMUS MANAGERS TR WESTWOOD LBRTY
BFRG	BULLFROG AI HLDGS INC COM
BFRGW	BULLFROG AI HLDGS INC WT EXP 011828

BFRI	BIOFRONTERA INC COM NEW
BFRIW	BIOFRONTERA INC WT EXP 102726
BFRZ	INNOVATOR ETFS TRUST EQUITY MNGD 100
BFS	SAUL CTRS INC COM
BFST	BUSINESS FIRST BANCSHARES INC COM
BFZ	BLACKROCK CALIF MUN INCOME TR SH BEN INT
BG	BUNGE GLOBAL SA COM SHS
BGB	BLACKSTONE STRATEGIC CRED 2027 COM SHS BEN IN
BGC	BGC GROUP INC CL A
BGDV	ETF SER SOLUTIONS BAHL & GAYNOR DI
BGFV	BIG 5 SPORTING GOODS CORP COM
BGH	BARINGS GLOBAL SHORT DURATION COM
BGI	BIRKS GROUP INC CL A COM
BGIG	ETF SER SOLUTIONS BAHL & GAYNOR IN
BGLC	BIONEXUS GENE LAB CORP COM
BGM	BGM GROUP LTD CL A ORD SHS NEW
BGR	BLACKROCK ENERGY & RES TR COM
BGRN	ISHARES TR USD GRN BOND ETF
BGRO	BLACKROCK ETF TRUST ISHARES LARGE CA
BGS	B & G FOODS INC NEW COM
BGSF	BGSF INC COM
BGT	BLACKROCK FLOATING RATE INC TR COM
BGX	BLACKSTONE LONG SHORT CR INCOM COM SHS BN INT
BGY	BLACKROCK ENHANCED INTL DIV TR COM BENE INTER
BH	BIGLARI HLDGS INC COM STK CL B
BHAT	BLUE HAT INTERACTIVE ENTMT TEC SHS NEW
BHB	BAR HBR BANKSHARES COM
BHC	BAUSCH HEALTH COS INC COM
BHE	BENCHMARK ELECTRS INC COM
BHF	BRIGHTHOUSE FINL INC COM
BHFAL	BRIGHTHOUSE FINL INC 6.25 NT 58
BHFAM	BRIGHTHOUSE FINL INC 4.625% DEP PFD D
BHFAN	BRIGHTHOUSE FINL INC 5.375 DEP PFD C
BHFAO	BRIGHTHOUSE FINL INC 6.75 DP SHS PF B

BHFAP	BRIGHTHOUSE FINL INC 6.6% DP PFD A
BHK	BLACKROCK CORE BD TR SHS BEN INT
BHLB	BERKSHIRE HILLS BANCORP INC COM
BHM	BLUEROCK HOMES TRUST INC COM CL A
BHP	BHP GROUP LTD SPONSORED ADS
BHR	BRAEMAR HOTELS & RESORTS INC COM
BHRB	BURKE HERBERT FINL SVCS CORP COM
BHST	BIOHARVEST SCIENCES INC COM NEW
BHV	BLACKROCK VA MUN BD TR COM
BHVN	BIOHAVEN LTD COM
BIAF	BIOAFFINITY TECHNOLOGIES INC COMMON STOCK
BIAFW	BIOAFFINITY TECHNOLOGIES INC WT EXP 090727
BIB	PROSHARES TR PSHS ULT NASB
BIBL	NORTHERN LTS FD TR IV INSPIRE 100 ETF
BIDD	BLACKROCK ETF TRUST ISHARES INTL DIV
BIDU	BAIDU INC SPON ADR REP A
BIGC	BIGCOMMERCE HLDGS INC COM SER 1
BIGY	TIDAL TR II YIELDMAX TRGT12
BIIB	BIOGEN INC COM
BIL	SPDR SERIES TRUST BLOOMBERG 1-3 MO
BILD	MACQUARIE ETF TRUST GLOBAL LISTED IN
BILI	BILIBILI INC SPONS ADS REP Z
BILL	BILL HOLDINGS INC COM
BILS	SPDR SERIES TRUST BLOOMBERG 3-12 M
BILZ	PIMCO ETF TR ULTRA SHORT GOVT
BINC	BLACKROCK ETF TRUST II ISHARES FLEXIBLE
BIO	BIO RAD LABS INC CL A
BIOA	BIOAGE LABS INC COM
BIOX	BIOCERES CROP SOLUTIONS CORP SHS
BIP	BROOKFIELD INFRAST PARTNERS LP LP INT UNIT
BIPC	BROOKFIELD INFRASTRUCTURE CORP COM SUB VTG A
BIPH	BROOKFIELD INFRASTRUCTURE FIN NT CAL 81
BIPI	BIP BERMUDA HOLDINGS I LIMITED 5.125% SUB NOTES
BIPJ	BROOKFIELD INFRASTRUCTURE FIN NT CAL 84

BIRD	ALLBIRDS INC CL A NEW
BIRK	BIRKENSTOCK HOLDING PLC COM SHS
BIS	PROSHARES TR ULTST NASD NW20
BIT	BLACKROCK MULTI SECTOR INC TR COM
BITB	BITWISE BITCOIN ETF TR SHS BEN INT
BITC	BITWISE FUNDS TRUST TRENDWISE BITCOI
BITF	BITFARMS LTD COM
BITI	PROSHARES TR SHORT BITCOIN ET
BITO	PROSHARES TR BITCOIN ETF
BITQ	EXCHANGE TRADED CONCEPTS TRUST BITWISE CRYPTO
BITS	GLOBAL X FDS BLOCKCHAIN & BIT
BITU	PROSHARES TR ULTRA BITCOIN ET
BIV	VANGUARD BD INDEX FDS INTERMED TERM
BIVI	BIOVIE INC CL A
BIYA	BAIYA INTL GROUP INC ORD SHS
BIZD	VANECK ETF TRUST BDC INCOME ETF
BJ	BJS WHSL CLUB HLDGS INC COM
BJDX	BLUEJAY DIAGNOSTICS INC COM NEW
BJK	VANECK ETF TRUST GAMING ETF
BJRI	BJS RESTAURANTS INC COM
BK	BANK NEW YORK MELLON CORP COM
BKAG	BNY MELLON ETF TRUST CORE BOND ETF
BKCG	BNY MELLON ETF TRUST II CONCENTRATED GRW
BKCH	GLOBAL X FDS GBL X BLOCKCHAIN
BKCI	BNY MELLON ETF TRUST CONCENTRATED INT
BKD	BROOKDALE SR LIVING INC COM
BKDV	BNY MELLON ETF TRUST II DYNAMIC VALUE
BKE	BUCKLE INC COM
BKEM	BNY MELLON ETF TRUST EMRG MKT EQUIT
BKF	ISHARES INC MSCI BIC ETF
BKH	BLACK HILLS CORP COM
BKHA	BLACK HAWK ACQUISITION CORP USD CL A SHS
BKHAR	BLACK HAWK ACQUISITION CORP RT EXP 062025
BKHAU	BLACK HAWK ACQUISITION CORP UNITS

BKHY	BNY MELLON ETF TRUST HIGH YIELD ETF
BKIE	BNY MELLON ETF TRUST INTERNATIONL EQT
BKIV	BNY MELLON ETF TRUST INNOVATORS ETF
BKKT	BAKKT HOLDINGS INC COM CL A NEW
BKLC	BNY MELLON ETF TRUST US LRG CP CORE
BKLN	INVESCO EXCH TRADED FD TR II SR LN ETF
BKMC	BNY MELLON ETF TRUST US MDCP CORE EQT
BKN	BLACKROCK INVT QUALITY MUN TR COM
BKNG	BOOKING HOLDINGS INC COM
BKR	BAKER HUGHES COMPANY CL A
BKSE	BNY MELLON ETF TRUST US SMLCP CORE
BKSY	BLACKSKY TECHNOLOGY INC CL A NEW
BKT	BLACKROCK INCOME TR INC COM NEW
BKTI	BK TECHNOLOGIES CORPORATION COM NEW
BKU	BANKUNITED INC COM
BKUI	BNY MELLON ETF TRUST ULTRA SHORT INCM
BKV	BKV CORP COM
BKWO	BNY MELLON ETF TRUST WOMENS OPPORT
BKYI	BIO-KEY INTL INC COM NEW
BL	BLACKLINE INC COM
BLBD	BLUE BIRD CORP COM
BLBX	BLACKBOXSTOCKS INC COM
BLCN	SIREN ETF TR NSD NXGN ECO ETF
BLCO	BAUSCH PLUS LOMB CORP COMMON SHARES
BLCR	BLACKROCK ETF TRUST ISHARES LARGE CA
BLCV	BLACKROCK ETF TRUST ISHARES LARGE CA
BLD	TOPBUILD CORP COM
BLDE	BLADE AIR MOBILITY INC CL A COM
BLDEW	BLADE AIR MOBILITY INC WT EXP 090126
BLDP	BALLARD PWR SYS INC NEW COM
BLDR	BUILDERS FIRSTSOURCE INC COM
BLE	BLACKROCK MUNI INCOME TR II COM
BLES	NORTHERN LTS FD TR IV INSPIRE GBL HOPE
BLFS	BIOLIFE SOLUTIONS INC COM NEW

BLFY	BLUE FOUNDRY BANCORP COM
BLIN	BRIDGELINE DIGITAL INC COM
BLIV	BELIVE HLDGS SHS
BLK	BLACKROCK INC COM
BLKB	BLACKBAUD INC COM
BLMN	BLOOMIN BRANDS INC COM
BLMZ	BLOOMZ INC ORD SHS NEW
BLND	BLEND LABS INC CL A
BLNE	BEELINE HOLDINGS INC COM NEW
BLNK	BLINK CHARGING CO COM
BLOK	AMPLIFY ETF TR BLOCKCHAIN LDR
BLRX	BIOLINE RX LIMITED SPONSORED ADR
BLTE	BELITE BIO INC SPONSORED ADS
BLV	VANGUARD BD INDEX FDS LONG TERM BOND
BLW	BLACKROCK LTD DURATION INCOME COM SHS
BLX	BANCO LATINOAMERICANO DE COMER SHS E
BLZE	BACKBLAZE INC COM CL A
BMA	BANCO MACRO SA SPON ADR B
BMAX	ETF OPPORTUNITIES TRUST REX BITCOIN CORP
BMBL	BUMBLE INC COM CL A
BMDL	VICTORY PORTFOLIOS II VICTORYSHARES WE
BME	BLACKROCK HEALTH SCIENCES TR COM
BMEA	BIOMEA FUSION INC COM
BMED	BLACKROCK ETF TRUST ISHARES HEALTH I
BMEZ	BLACKROCK HEALTH SCIENCES TERM COM SHS
BMGL	BASEL MED GROUP LTD ORD SHS
BMI	BADGER METER INC COM
BMN	BLACKROCK 2037 MUNICIPAL TARG COM
BMO	BANK MONTREAL QUE COM
BMR	BEAMR IMAGING LTD ORDINARY SHS
BMRA	BIOMERICA INC COM
BMRC	BANK MARIN BANCORP COM
BMRN	BIOMARIN PHARMACEUTICAL INC COM
BMVP	INVESCO EXCHANGE TRADED FD TR BLOOMBERG MVP MU

BMY	BRISTOL-MYERS SQUIBB CO COM
BN	BROOKFIELD CORP CL A LTD VT SH
BNAI	BRAND ENGAGEMENT NETWORK INC COM
BNAIW	BRAND ENGAGEMENT NETWORK INC WT EXP 031429
BND	VANGUARD BD INDEX FDS TOTAL BND MRKT
BNDC	FLEXSHARES TR CRE SLCT BD FD
BNDD	KRANESHARES TRUST QUADRATIC DEFLA
BNDI	NEOS ETF TRUST NEOS ENHCD INME
BNDS	SERIES PORTFOLIOS TR INFRASTRUCTURE C
BNDW	VANGUARD SCOTTSDALE FDS TOTAL WLD BD ETF
BNDX	VANGUARD CHARLOTTE FDS TOTAL INT BD ETF
BNED	BARNES & NOBLE ED INC COM NEW
BNGE	FIRST TR EXCHANGE TRADED FD VI S NETWORK STREAM
BNGO	BIONANO GENOMICS INC COM
BNH	BROOKFIELD FIN INC SUB NT 80
BNJ	BROOKFIELD FIN I UK PLC / BROO 4.5 PER SUB NTS
BNKD	BANK MONTREAL QUE CAL LKD 45
BNKU	BANK MONTREAL QUE CALL BNKU 45
BNL	BROADSTONE NET LEASE INC COM
BNO	UNITED STS BRENT OIL FD LP UNIT
BNR	BURNING ROCK BIOTECH LTD SPONSORED ADS
BNRG	BRENMILLER ENERGY LTD SHS NEW
BNS	BANK NOVA SCOTIA HALIFAX COM
BNT	BROOKFIELD WEALTH SOL LTD CL A EXCHANGEAB
BNTC	BENITEC BIOPHARMA INC COM NEW
BNTX	BIONTECH SE SPONSORED ADS
BNY	BLACKROCK N Y MUN INCOME TRUST SH BEN INT
BNZI	BANZAI INTERNATIONAL INC COM NEW CL A
BNZIW	BANZAI INTERNATIONAL INC WT EXP 121428
BOAT	TIDAL ETF TR SONICSHARES GBL
BOBP	EXCHANGE TRADED CONCEPTS TRUST CORE16 BEST
BOC	BOSTON OMAHA CORP CL A COM STK
BODI	THE BEACHBODY COMPANY INC COM CL A NEW
BOE	BLACKROCK ENHANCED GLOBAL DIVI COM

BOED	DIREXION SHS ETF TR DAILY BA BEAR 1X
BOEU	DIREXION SHS ETF TR DAILY BA BULL 2X
BOF	BRANCHOUT FOOD INC COM
BOH	BANK HAWAII CORP COM
BOIL	PROSHARES TR II ULTRA BLOOMBERG
BOKF	BOK FINL CORP COM NEW
BOLD	BOUNDLESS BIO INC COM
BOLT	BOLT BIOTHERAPEUTICS INC COM
BON	BON NATURAL LIFE LIMITED CL A NEW
BOND	PIMCO ETF TR ACTIVE BD ETF
BOOM	DMC GLOBAL INC COM
BOOT	BOOT BARN HLDGS INC COM
BORR	BORR DRILLING LTD SHS
BOSC	BOS BETTER ONLINE SOLUTIONS SHS NEW NIS 80
BOTJ	BANK OF THE JAMES FINL GP INC COM
BOTT	THEMES ETF TR THEMES ROBOTICS
BOTZ	GLOBAL X FDS RBTCS ARTFL INTE
BOUT	INNOVATOR ETFS TRUST IBD BREAKOUT
BOW	BOWHEAD SPECIALTY HLDGS INC COM SHS
BOWN	BOWEN ACQUISITION CORP SHS
BOWNR	BOWEN ACQUISITION CORP RT
BOWNU	BOWEN ACQUISITION CORP UNIT
BOX	BOX INC CL A
BOXL	BOXLIGHT CORP COM CL A
BP	BP PLC SPONSORED ADR
BPAY	BLACKROCK ETF TRUST ISHARES FINTECH
BPH	PRECIDIAN ETFS TR BP PLC ADRHEDGED
BPI	GRAYSCALE FUNDS TRUST BITCOIN PREMIUM
BPMC	BLUEPRINT MEDICINES CORP COM
BPOP	POPULAR INC COM NEW
BPOPM	POPULAR CAP TR II PFD GTD 6.125%
BPRN	PRINCETON BANCORP INC COM
BPT	BP PRUDHOE BAY RTY TR UNIT BEN INT
BPYPM	BROOKFIELD PPTY PFD L P CL A CUM PFD 1

BPYPN	BROOKFIELD PROPERTY PARTRS LP 5.75 CL A PF SR3
BPYPO	BROOKFIELD PROPERTY PARTRS LP 6.375 CL A PFD 2
BPYPP	BROOKFIELD PROPERTY PARTRS LP 6.50 PF UNIT A 1
BQ	BOQII HLDG LTD SPONSORED ADS
BR	BROADRIDGE FINL SOLUTIONS INC COM
BRAG	BRAGG GAMING GROUP INC COM NEW
BRAZ	GLOBAL X FDS BRAZIL ACTVE ETF
BRBR	BELLRING BRANDS INC COMMON STOCK
BRBS	BLUE RIDGE BANKSHARES INC VA COM
BRC	BRADY CORP CL A
BRCC	BRC INC COM CL A
BRDG	BRIDGE INVT GROUP HLDGS INC COM CL A
BREA	BRERA HOLDINGS PLC CLASS B ORD
BRF	VANECK ETF TRUST BRAZIL SMALL CAP
BRFH	BARFRESH FOOD GROUP INC COM NEW
BRFS	BRF SA SPONSORED ADR
BRHY	BLACKROCK ETF TRUST II ISHARES HIGH YIE
BRIA	BRILLIA INC SHS CL A
BRID	BRIDGFORD FOODS CORP COM
BRIF	NEOS ETF TRUST FIS BRIGHT PORT
BRKD	DIREXION SHS ETF TR DAILY BRKB BEAR
BRKL	BROOKLINE BANCORP INC DEL COM
BRKR	BRUKER CORP COM
BRKU	DIREXION SHS ETF TR DAILY BRKB BULL
BRLS	BOREALIS FOODS INC CL A
BRLSW	BOREALIS FOODS INC WT EXP 020729
BRLT	BRILLIANT EARTH GROUP INC CL A COM
BRN	BARNWELL INDS INC COM
BRNS	BARINTHUS BIOTHERAPEUTICS PLC ADS
BRNY	EA SERIES TRUST BURNEY US FCTR
BRO	BROWN & BROWN INC COM
BROG	BROOGE ENERGY LTD SHS
BROS	DUTCH BROS INC CL A
BRRR	COINSHARES VALKYRIE BITCOIN FD COM

BRSP	BRIGHTSPIRE CAPITAL INC COM CL A
BRT	BRT APARTMENTS CORP COM
BRTR	BLACKROCK ETF TRUST II ISHARES TOTAL RE
BRTX	BIORESTORATIVE THERAPIES INC COM NEW
BRW	SABA CAPITAL INCOME & OPRNT FD SHS NEW
BRX	BRIXMOR PPTY GROUP INC COM
BRY	BERRY CORP COM
BRZE	BRAZE INC COM CL A
BRZU	DIREXION SHS ETF TR BRZ BL 2X SHS
BSAC	BANCO SANTANDER CHILE NEW SP ADR REP COM
BSBK	BOGOTA FINL CORP COM
BSBR	BANCO SANTANDER BRASIL S A ADS REP 1 UNIT
BSCP	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2025 CB
BSCQ	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2026 CB
BSCR	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2027 CB
BSCS	INVESCO EXCH TRD SLF IDX FD TR INVSCO BLSH 28
BSCT	INVESCO EXCH TRD SLF IDX FD TR BULETSHS 2029
BSCU	INVESCO EXCH TRD SLF IDX FD TR INVSCO 30 CORP
BSCV	INVESCO EXCH TRD SLF IDX FD TR BULETSHS 2031 CP
BSCW	INVESCO EXCH TRD SLF IDX FD TR BULLETSHS 2032
BSCX	INVESCO EXCH TRD SLF IDX FD TR INVESCO BULLETSH
BSCY	INVESCO EXCH TRD SLF IDX FD TR BULLETSHARES 203
BSET	BASSETT FURNITURE INDS INC COM
BSGM	BIOSIG TECHNOLOGIES INC COM
BSII	BLACK SPADE ACQUISITION II CO CL A
BSIIU	BLACK SPADE ACQUISITION II CO UNIT EXP 021529
BSIIW	BLACK SPADE ACQUISITION II CO WT EXP 021529
BSJP	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2025 HY
BSJQ	INVESCO EXCH TRD SLF IDX FD TR INVSCO BLSH 26
BSJR	INVESCO EXCH TRD SLF IDX FD TR BULETSHS 2027
BSJS	INVESCO EXCH TRD SLF IDX FD TR INVSCO 28 HYCORP
BSJT	INVESCO EXCH TRD SLF IDX FD TR BULETSHS 2029 HG
BSJU	INVESCO EXCH TRD SLF IDX FD TR BULLETSHS 2030
BSJV	INVESCO EXCH TRD SLF IDX FD TR INVESCO BULLETSH

BSJW	INVESCO EXCH TRD SLF IDX FD TR BULLETSHARES 203
BSL	BLACKSTONE SENI FLTN RAT 2027 COM
BSLK	BOLT PROJS HLDGS INC COM NEW
BSLKW	BOLT PROJS HLDGS INC WT EXP 081329
BSM	BLACK STONE MINERALS L P COM UNIT
BSMP	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2025 MUNI
BSMQ	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2026 MUNI
BSMR	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2027 MUNI
BSMS	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2028 MUNI
BSMT	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2029 MUNI
BSMU	INVESCO EXCH TRD SLF IDX FD TR INVSC 30 MUNI BD
BSMV	INVESCO EXCH TRD SLF IDX FD TR BULLETSHS 31 MUN
BSMW	INVESCO EXCH TRD SLF IDX FD TR BULLETSHS 32 MUN
BSMY	INVESCO EXCH TRD SLF IDX FD TR BULLETSHARE 2034
BSR	NORTHERN LTS FD TR II BEACON SELECTIVE
BSRR	SIERRA BANCORP COM
BSSX	INVESCO EXCH TRD SLF IDX FD TR INVESCO BULLETSH
BST	BLACKROCK SCIENCE & TECHNOLOGY SHS
BSTP	INNOVATOR ETFS TRUST BUFFER STEP UP S
BSTZ	BLACKROCK SCIENCE & TECHNOLOGY SHS BEN INT
BSV	VANGUARD BD INDEX FDS SHORT TRM BOND
BSVN	BANK7 CORP COM
BSVO	EA SERIES TRUST EA BRIDGEWAY OMN
BSX	BOSTON SCIENTIFIC CORP COM
BSY	BENTLEY SYS INC COM CL B
BTA	BLACKROCK LONG-TERM MUN ADVANT COM
BTAI	BIOXCEL THERAPEUTICS INC COM NEW
BTAL	AGF INVTS TR US MARKET NETRL
BTBD	BT BRANDS INC COM NEW
BTBDW	BT BRANDS INC WT EXP 111226
BTBT	BIT DIGITAL INC SHS
BTC	GRAYSCALE BITCOIN MINI TR ETF SHS NEW
BTCC	GRAYSCALE FUNDS TRUST BITCOIN COVERED
BTCM	BIT MINING LIMITED SPON ADR

BTCS	BTCS INC COM NEW
BTCT	BTC DIGITAL LTD SHS NEW
BTDR	BITDEER TECHNOLOGIES GROUP CL A ORD SHS
BTE	BAYTEX ENERGY CORP COM
BTF	VALKYRIE ETF TRUST II COINSHARES VALKY
BTFX	VALKYRIE ETF TRUST II COINSHARES VALKY
BTG	B2GOLD CORP COM
BTGD	TIDAL TR II STKD 100 BITCOIN
BTI	BRITISH AMERN TOB PLC SPONSORED ADR
BTM	BITCOIN DEPOT INC COM
BTMD	BIOTE CORP CLASS A COM
BTMWW	BITCOIN DEPOT INC WT EXP 063028
BTO	HANCOCK JOHN FINL OPPTYS FD SH BEN INT NEW
BTOC	ARMLOGI HOLDING CORP COM
BTOG	BIT ORIGIN LTD ORD SHS CL A
BTOP	BITWISE FUNDS TRUST TRENDWISE BTC
BTR	NORTHERN LTS FD TR II BEACON TACTICAL
BTRN	GLOBAL X FDS BITCOIN TREND ST
BTSG	BRIGHTSPRING HEALTH SVCS INC COM
BTSGU	BRIGHTSPRING HEALTH SVCS INC UNIT 02/01/27
BTT	BLACKROCK MUN TARGET TERM TR COM SHS BEN IN
BTU	PEABODY ENERGY CORP COM
BTX	BLACKROCK TECH AND PRIVATE EQU SHS BEN INT
BTZ	BLACKROCK CR ALLOCATION INCOME COM
BUCK	SIMPLIFY EXCHANGE TRADED FUNDS TREASURY OPT INC
BUD	ANHEUSER BUSCH INBEV SA/NV SPONSORED ADR
BUFC	AB ACTIVE ETFS INC CONSERVATIVE
BUFI	AB ACTIVE ETFS INC INTL BUFFER ETF
BUFM	AB ACTIVE ETFS INC MODERATE BUFFER
BUG	GLOBAL X FDS CYBRSCURTY ETF
BUI	BLACKROCK UTILS INFRASTRUCTURE COM
BUL	PACER FDS TR US CHS CWS GWT
BULD	PACER FDS TR BLUESTAR ENG THE
BULL	WEBULL CORP ORD SHS

BULLW	WEBULL CORP WT EXP 041030
BULLZ	WEBULL CORP WT EXP 041029
BULZ	BANK MONTREAL QUE NT LKD 41
BUR	BURFORD CAP LTD ORD SHS
BURL	BURLINGTON STORES INC COM
BURU	NUBURU INC COM NEW
BUSE	FIRST BUSEY CORP COM NEW
BUSEP	FIRST BUSEY CORP 8.25 DEP PF SR B
BUXX	EA SERIES TRUST STRIVE ENHANCED
BUYO	KRANESHARES TRUST MAN BUYOUT BETA
BUZZ	VANECK ETF TRUST SOCIAL SENTIMENT
BV	BRIGHTVIEW HLDGS INC COM
BVFL	BV FINL INC COM NEW
BVN	COMPANIA DE MINAS BUENAVENTURA SPONSORED ADR
BVS	BIOVENTUS INC COM CL A
BW	BABCOCK & WILCOX ENTERPRISES I COM
BWA	BORGWARNER INC COM
BWAY	BRAINSWAY LTD SPONSORED ADS
BWB	BRIDGEWATER BANCSHARES INC COM
BWBBP	BRIDGEWATER BANCSHARES INC 5.875% DEP PFD A
BWEB	BITWISE FUNDS TRUST WEB3 ETF
BWEN	BROADWIND INC COM NEW
BWET	AMPLIFY COMMODITY TRUST BREAKWAVE TANKER
BWFG	BANKWELL FINL GROUP INC COM
BWG	BRANDYWINEGBL GBL INCM OPP FD COM
BWIN	THE BALDWIN INSURANCE GRP INC COM CL A
BWLP	BW LPG LTD COM
BWMN	BOWMAN CONSULTING GROUP LTD COM
BWMX	BETTERWARE DE MEXC S A P I DE SHS
BWNB	BABCOCK & WILCOX ENTERPRISES I CAL NT 26
BWSN	BABCOCK & WILCOX ENTERPRISES I CAL NT 26
BWX	SPDR SERIES TRUST BLOOMBERG INTL T
BWXT	BWX TECHNOLOGIES INC COM
BWZ	SPDR SERIES TRUST BLOOMBERG SHORT

BX	BLACKSTONE INC COM
BXC	BLUELINX HLDGS INC COM NEW
BXMT	BLACKSTONE MTG TR INC COM CL A
BXMX	NUVEEN S&P 500 BUY-WRITE INCOM COM
BXP	BXP INC COM
BXSL	BLACKSTONE SECD LENDING FD COMMON STOCK
BY	BYLINE BANCORP INC COM
BYD	BOYD GAMING CORP COM
BYFC	BROADWAY FINL CORP DEL CL A NEW
BYLD	ISHARES TR YLD OPTIM BD
BYM	BLACKROCK MUN INCOME QUALITY T COM
BYND	BEYOND MEAT INC COM
BYON	BEYOND INC COM
BYRE	PRINCIPAL EXCHANGE TRADED FDS REAL ESTATE ACTI
BYRN	BYRNA TECHNOLOGIES INC COM NEW
BYSI	BEYONDSPRING INC SHS
BZ	KANZHUN LIMITED SPONSORED ADS
BZAI	BLAIZE HLDGS INC COM
BZAIW	BLAIZE HLDGS INC WT EXP 011330
BZFD	BUZZFEED INC CL A NEW
BZFDW	BUZZFEED INC WT EXP 120326
BZH	BEAZER HOMES USA INC COM NEW
BZQ	PROSHARES TR ULT MSCI BR CAPP
BZUN	BAOZUN INC SPONSORED ADR
C	CITIGROUP INC COM NEW
CA	DBX ETF TR XTRACKERS CALIF
CAAA	FIRST TR EXCHANGE-TRADED FD IV COML MTG OPPORTU
CAAP	CORPORACION AMER ARPTS S A COM
CAAS	CHINA AUTOMOTIVE SYS INC COM
CABA	CABALETTA BIO INC COM
CABO	CABLE ONE INC COM
CAC	CAMDEN NATL CORP COM
CACC	CREDIT ACCEP CORP MICH COM
CACI	CACI INTL INC CL A

CADE	CADENCE BANK COM
CADL	CANDEL THERAPEUTICS INC COM
CAE	CAE INC COM
CAF	MORGAN STANLEY CHINA A SH FD I COM
CAFG	PACER FDS TR US SM CAP CASH
CAFX	PROFESIONALLY MANAGED PORTFOLI CONGRESS INTERME
CAG	CONAGRA BRANDS INC COM
CAH	CARDINAL HEALTH INC COM
CAKE	CHEESECAKE FACTORY INC COM
CAL	CALERES INC COM
CALC	CALCIMEDICA INC COM NEW
CALI	BLACKROCK ETF TRUST II ISHARES SHORT-TE
CALM	CAL MAINE FOODS INC COM NEW
CALX	CALIX INC COM
CAML	PROFESIONALLY MANAGED PORTFOLI CONGRESS LRG CAP
CAMP	CAMP4 THERAPEUTICS CORP COM
CAMT	CAMTEK LTD ORD
CAMX	ADVISORS INNER CIRCLE FD CAMBIAR AGGRES
CAN	CANAAN INC SPONSORED ADS
CANC	TEMA ETF TRUST ONCOLOGY ETF
CANE	TEUCRIUM COMMODITY TR SUGAR FD
CANF	CAN FITE BIOFARMA LTD SPONSORED ADR
CANG	CANGO INC ADS
CANQ	CALAMOS ETF TR NASDAQ EQUITY
CAPE	DOUBLELINE ETF TRUST SHILLER CAPE U S
CAPL	CROSSAMERICA PARTNERS LP UT LTD PTN INT
CAPN	CAYSON ACQUISITION CORP SHS
CAPNR	CAYSON ACQUISITION CORP RT
CAPNU	CAYSON ACQUISITION CORP UNIT
CAPR	CAPRICOR THERAPEUTICS INC COM NEW
CAPS	CAPSTONE HLDG CORP COM NEW
CAPT	CAPTIVISION INC USD ORD SHS
CAPTW	CAPTIVISION INC WT EXP 111528
CAR	AVIS BUDGET GROUP COM

CARD	BANK MONTREAL QUE NT CARDIV 43
CARE	CARTER BANKSHARES INC COM NEW
CARG	CARGURUS INC COM CL A
CARK	ADVISORS INNER CIRCLE FD II CASTLEARK LARGE
CARM	CARISMA THERAPEUTICS INC COM
CARR	CARRIER GLOBAL CORPORATION COM
CARS	CARS COM INC COM
CART	MAPLEBEAR INC COM
CARU	BANK MONTREAL QUE CAL LKD 43
CARV	CARVER BANCORP INC COM NEW
CARY	ANGEL OAK FUNDS TRUST INCOME ETF
CARZ	FIRST TR EXCHANGE TRADED FD II S NETWRK FUT VEH
CAS	SIMPLIFY EXCHANGE TRADED FUNDS CHINA A SHS PLUS
CASH	PATHWARD FINANCIAL INC COM
CASI	CASI PHARMACEUTICALS INC ORD SHS
CASK	HERITAGE DISTILLING HLDG CO IN COM
CASS	CASS INFORMATION SYS INC COM
CASY	CASEYS GEN STORES INC COM
CAT	CATERPILLAR INC COM
CATF	AMERICAN CENTY ETF TR CALIF MUN BD ETF
CATH	GLOBAL X FDS S&P 500 CATHOLIC
CATO	CATO CORP NEW CL A
CATX	PERSPECTIVE THERAPEUTICS INC COM NEW
CATY	CATHAY GEN BANCORP COM
CAVA	CAVA GROUP INC COM
CB	CHUBB LIMITED COM
CBAN	COLONY BANKCORP INC COM
CBAT	CBAK ENERGY TECHNOLOGY INC COM
CBFV	CB FINL SVCS INC COM
CBL	CBL & ASSOC PPTYS INC COMMON STOCK
CBLL	CERIBELL INC COM
CBLS	ELEVATION SERIES TRUST CLOUGH HEDGED EQ
CBNA	CHAIN BRIDGE BANCORP INC CL A
CBNK	CAPITAL BANCORP INC MD COM

CBON	VANECK ETF TRUST CHINA BOND ETF
CBRE	CBRE GROUP INC CL A
CBRL	CRACKER BARREL OLD CTRY STORE COM
CBSE	ELEVATION SERIES TRUST CLOUGH SELECT EQ
CBSH	COMMERCE BANCSHARES INC COM
CBT	CABOT CORP COM
CBU	COMMUNITY FINANCIAL SYSTEM INC COM
CBUS	CIBUS INC CL A COM STK
CBZ	CBIZ INC COM
CC	CHEMOURS CO COM
CCAP	CRESCENT CAP BDC INC COM
CCB	COASTAL FINL CORP WA COM NEW
CCBG	CAPITAL CITY BK GROUP INC COM
CCCC	C4 THERAPEUTICS INC COM STK
CCCMU	COLUMBUS CIRCLE CAP CORP. I UNIT EX 051630
CCCS	CCC INTELLIGENT SOLUTIONS HLD COM
CCCXU	CHURCHILL CAP CORP X UNIT EX 051430
CCD	CALAMOS DYNAMIC CONV & INCOME COM
CCEC	CAPITAL CLEAN ENERGY CARRIERS COM
CCEF	CALAMOS ETF TR CEF INCOME & ARB
CCEL	CRYO-CELL INTL INC COM
CCEP	COCA-COLA EUROPACIFIC PARTNERS SHS
CCG	CHECHE GROUP INC ORD SHS CL A
CCGWW	CHECHE GROUP INC WT EXP 100130
CCI	CROWN CASTLE INC COM
CCIA	CARLYLE CREDIT INCOME FUND NT 28
CCIF	CARLYLE CREDIT INCOME FUND SHS BEN INT
CCIR	COHEN CIRCLE ACQUISITION CORP SHS CL A
CCIRU	COHEN CIRCLE ACQUISITION CORP UNITS
CCIRW	COHEN CIRCLE ACQUISITION CORP WT EXP 013129
CCIX	CHURCHILL CAPITAL CORP IX CL A SHS
CCIXU	CHURCHILL CAPITAL CORP IX UNIT EXP
CCIXW	CHURCHILL CAPITAL CORP IX WT EXP 033131
CCJ	CAMECO CORP COM

CCK	CROWN HLDGS INC COM
CCL	CARNIVAL CORP PAIRED CTF
CCLD	CARECLOUD INC COM
CCLDO	CARECLOUD INC 8.75% CUM PFD B
CCM	CONCORD MED SVCS HLDGS LTD SPON ADR NEW
CCMG	EA SERIES TRUST CCM GLOBAL EQUIT
CCNE	CNB FINL CORP PA COM
CCNEP	CNB FINL CORP PA 7.125 DP SH PF A
CCNR	FINANCIAL INVS TR CORECOMMODITY NA
CCO	CLEAR CHANNEL OUTDOOR HLDGS IN COM
CCOI	COGENT COMMUNICATIONS HLDGS IN COM NEW
CCOR	LISTED FDS TR CORE ALT FD
CCRD	CORECARD CORPORATION COM
CCRN	CROSS CTRY HEALTHCARE INC COM
CCRV	ISHARES U S ETF TR COMMODITY CURVE
CCS	CENTURY CMNTYS INC COM
CCSB	TIDAL TR II CARBON COLLECTIV
CCSI	CONSENSUS CLOUD SOLUTIONS INC COM
CCSO	TIDAL TR II CARBON CLCTV CLM
CCTG	CCSC TECHNOLOGY INTL HLDGS LTD CL A ORD SHS
CCU	COMPANIA CERVECERIAS UNIDAS S SPONSORED ADR
CCZ	COMCAST HOLDINGS CORP ZONES CV2% PCS
CDC	VICTORY PORTFOLIOS II VCSHS US EQ INCM
CDE	COEUR MNG INC COM NEW
CDEI	MORGAN STANLEY ETF TRUST CALVERT US LRGCP
CDIO	CARDIO DIAGNOSTICS HOLDGS INC COM NEW
CDIOW	CARDIO DIAGNOSTICS HOLDGS INC WT EXP 102527
CDL	VICTORY PORTFOLIOS II VCSHS US LRG CAP
CDLR	CADELER A S SPON ADR
CDLX	CARDLYTICS INC COM
CDNA	CAREDX INC COM
CDNS	CADENCE DESIGN SYSTEM INC COM
CDP	COPT DEFENSE PROPERTIES SHS BEN INT
CDRE	CADRE HLDGS INC COM

CDRO	CODERE ONLINE LUXEMBOURG S A ORDINARY SHARES
CDROW	CODERE ONLINE LUXEMBOURG S A WT EXP
CDT	CONDUIT PHARMACEUTICALS INC COM
CDTG	CDT ENVIRONMENTAL TECHNOLOGY I SHS
CDTTW	CONDUIT PHARMACEUTICALS INC WT EXP 092228
CDTX	CIDARA THERAPEUTICS INC COM NEW
CDW	CDW CORP COM
CDX	SIMPLIFY EXCHANGE TRADED FUNDS HIGH YIELD ETF
CDXS	CODEXIS INC COM
CDZI	CADIZ INC COM NEW
CDZIP	CADIZ INC 8.875% DEP PFD A
CE	CELANESE CORP DEL COM
CEAD	CEA INDUSTRIES INC COM
CEADW	CEA INDUSTRIES INC WT EXP 021127
CECO	CECO ENVIRONMENTAL CORP COM
CEE	CENTRAL & EASTERN EUROPE FD IN COM
CEF	SPROTT PHYSICAL GOLD & SILVER TR UNIT
CEFA	GLOBAL X FDS S&P EX US ETF
CEFD	UBS AG LONDON BRANCH CAL LKD 50
CEG	CONSTELLATION ENERGY CORP COM
CELC	CELCUITY INC COM
CELH	CELSIUS HLDGS INC COM NEW
CELU	CELULARITY INC CL A NEW
CELUW	CELULARITY INC WT EXP 071626
CELZ	CREATIVE MED TECHNOLOGY HLDGS COM NEW
CENN	CENNTRO INC COM
CENT	CENTRAL GARDEN & PET CO COM
CENTA	CENTRAL GARDEN & PET CO CL A NON-VTG
CENX	CENTURY ALUM CO COM
CEP	CANTOR EQUITY PARTNERS INC SHS CL A
CEPI	ETF OPPORTUNITIES TRUST REX CRYPTO EQUIT
CEPO	CANTOR EQUITY PARTNERS I INC. SHS CL A
CEPT	CANTOR EQUITY PARTNERS II INC. CL A ORD SHS
CEPU	CENTRAL PUERTO S A SPONSORED ADR

CERO	CERO THERAPEUTICS HLDGS INC COM NEW
CEROW	CERO THERAPEUTICS HLDGS INC WT EXP 021329
CERS	CERUS CORP COM
CERT	CERTARA INC COM
CERY	SPDR SERIES TRUST BLOOMBERG ENHNCD
CET	CENTRAL SECS CORP COM
CETX	CEMTREX INC COM NEW
CETY	CLEAN ENERGY TECHNOLOGIES INC COM NEW
CEV	EATON VANCE CALIF MUN INCOM TR SH BEN INT
CEVA	CEVA INC COM
CEW	WISDOMTREE TR EMERG CUR STR FD
CF	CF INDS HLDGS INC COM
CFA	VICTORY PORTFOLIOS II VCSHS US 500 VOL
CFBK	CF BANKSHARES INC COM
CFFI	C & F FINL CORP COM
CFFN	CAPITOL FED FINL INC COM
CFG	CITIZENS FINL GROUP INC COM
CFLT	CONFLUENT INC CLASS A COM
CFO	VICTORY PORTFOLIOS II VCSHS US 500 ENH
CFR	CULLEN FROST BANKERS INC COM
CFSB	CFSB BANCORP INC COM
CG	CARLYLE GROUP INC COM
CGABL	CARLYLE FIN LLC NT CAL 61
CGAU	CENTERRA GOLD INC COM
CGBD	CARLYLE SECURED LENDING INC COM
CGBDL	CARLYLE SECURED LENDING INC NT 28
CGBL	CAPITAL GROUP CORE BALANCED ET SHS
CGBS	CROWN LNG HLDGS LTD SHS
CGBSW	CROWN LNG HLDGS LTD WT EXP 070929
CGC	CANOPY GROWTH CORP COM NEW
CGCB	CAPITAL GRP FIXED INCM ETF TR CORE BOND ETF
CGCP	CAPITAL GRP FIXED INCM ETF TR CORE PLUS INCM
CGCTU	CARTESIAN GROWTH CORP III UNIT EXP 022832
CGCV	CAPITAL GROUP CONSERVATIVE EQU SHS

CGDG	CAPITAL GROUP DIVIDEND GROWERS SHS ETF
CGDV	CAPITAL GROUP DIVIDEND VALUE E SHS CREATION UNI
CGEM	CULLINAN THERAPEUTICS INC COM
CGEN	COMPUGEN LTD ORD
CGGE	CAPITAL GROUP GLOBAL EQUITY ET SHS
CGGO	CAPITAL GROUP GBL GROWTH EQTY SHS CREATION UNI
CGGR	CAPITAL GROUP GROWTH ETF SHS CREATION UNI
CGHM	CAPITAL GRP FIXED INCM ETF TR MUNICIPAL HIGH I
CGIB	CAPITAL GRP FIXED INCM ETF TR INTERNATIONAL BD
CGIC	CAPITAL GROUP INTERNATIONAL C SHS
CGIE	CAPITAL GROUP INTERNATIONAL EQ SHS
CGMM	CAPITAL GROUP EQUITY ETF TR I US SMALL AND MID
CGMS	CAPITAL GRP FIXED INCM ETF TR US MULTI-SECTOR
CGMU	CAPITAL GRP FIXED INCM ETF TR MUNICIPAL INCOME
CGNG	CAPITAL GROUP NEW GEOGRAPHY EQ SHS
CGNT	COGNYTE SOFTWARE LTD ORD SHS
CGNX	COGNEX CORP COM
CGO	CALAMOS GLOBAL TOTAL RETURN FD COM SH BEN INT
CGON	CG ONCOLOGY INC COM
CGRO	TIDAL TR II COREVALUES ALPHA
CGSD	CAPITAL GRP FIXED INCM ETF TR SHORT DURATION
CGSM	CAPITAL GRP FIXED INCM ETF TR SHORT DURATION M
CGTL	CREATIVE GLOBAL TECHNOLOGY HLD SHS CL A
CGTX	COGNITION THERAPEUTICS INC COM
CGUI	CAPITAL GRP FIXED INCM ETF TR ULTRA SHORT INCO
CGUS	CAPITAL GROUP CORE EQUITY ETF SHS CREATION UNI
CGV	TWO RDS SHARED TR CONDCTR GBL EQTY
CGW	INVESCO EXCH TRADED FD TR II S&P GBL WATER
CGXU	CAPITAL GROUP INTL FOCUS EQTY SHS CREATION UNI
CHA	CHAGEE HLDGS LTD SPONSORED ADS
CHAC	CRANE HBR ACQUISITION CORP CL A
CHACR	CRANE HBR ACQUISITION CORP RT EXP 041730
CHACU	CRANE HBR ACQUISITION CORP UNIT
CHAR	CHARLTON ARIA ACQUISITION CORP ORD SHS CL A

CHARR	CHARLTON ARIA ACQUISITION CORP RT EXP 123126
CHARU	CHARLTON ARIA ACQUISITION CORP UNIT
CHAT	TIDAL TR II ROUNDHILL GENER
CHAU	DIREXION SHS ETF TR CSI 300 BULL2X
CHCI	COMSTOCK HLDG COS INC CL A NEW
CHCO	CITY HLDG CO COM
CHCT	COMMUNITY HEALTHCARE TR INC COM
CHD	CHURCH & DWIGHT CO INC COM
CHDN	CHURCHILL DOWNS INC COM
CHE	CHEMED CORP NEW COM
CHEB	CHENGHE ACQUISITION II CO CL A ORD SHS
CHEF	CHEFS WHSE INC COM
CHEK	CHECK CAP LTD SHS
CHGG	CHEGG INC COM
CHGX	EA SERIES TRUST STANCE SUSTAINAB
CHH	CHOICE HOTELS INTL INC COM
CHI	CALAMOS CONV OPPORTUNITIES & I SH BEN INT
CHIQ	GLOBAL X FDS MSCI CHINA CNSMR
CHKP	CHECK POINT SOFTWARE TECH LTD ORD
CHMG	CHEMUNG FINL CORP COM
CHMI	CHERRY HILL MTG INVT CORP COM
CHN	CHINA FD INC COM
CHNR	CHINA NATURAL RESOURCES INC SHS NEW
CHPGU	CHAMPIONSGATE ACQUISITION CORP UNIT EXP 051430
CHPS	DBX ETF TR XTRACKERS SEMICO
CHPT	CHARGEPOINT HOLDINGS INC COM CL A
CHPY	TIDAL TR II YIELDMAX SEMICON
CHR	CHEER HLDG INC SHS CL A
CHRD	CHORD ENERGY CORPORATION COM NEW
CHRO	CHANNEL THERAPEUTICS CORPORATI COM SHS
CHRS	COHERUS ONCOLOGY INC COM
CHRW	C H ROBINSON WORLDWIDE INC COM NEW
CHSCL	CHS INC CLASS B SER 4
CHSCM	CHS INC RED PFD SER3 CLB

CHSCN	CHS INC PFD B SR 2 RST
CHSCO	CHS INC PFD CL B SER 1
CHSCP	CHS INC PFD 8%
CHSN	CHANSON INTL HLDG CLASS A ORD
CHT	CHUNGHWA TELECOM CO LTD SPON ADR NEW11
CHTR	CHARTER COMMUNICATIONS INC NEW CL A
CHW	CALAMOS GBL DYN INCOME FUND COM
CHWY	CHEWY INC CL A
CHX	CHAMPIONX CORPORATION COM
CHY	CALAMOS CONV & HIGH INCOME FD COM SHS
CI	THE CIGNA GROUP COM
CIA	CITIZENS INC CL A
CIB	GRUPO CIBEST SA SPON ADS
CIBR	FIRST TR EXCHANGE TRADED FD II NASDAQ CYB ETF
CICB	CION INVT CORP CAL NT 29
CIEN	CIENA CORP COM NEW
CIF	MFS INTER HIGH INCOME FD SH BEN INT
CIFR	CIPHER MINING INC COM
CIFRW	CIPHER MINING INC WT EXP 082726
CIG	CIA ENERGETICA DE MINAS GERAIS SP ADR N-V PFD
CIGI	COLLIERS INTL GROUP INC SUB VTG SHS
CIGL	CONCORDE INTL GROUP LTD ORD SHS CL A
CII	BLACKROCK ENHANCED LARGE CAP C COM
CIIT	TIANCI INTL INC COM NEW
CIK	CREDIT SUISSE ASSET MGMT INCOM COM
CIL	VICTORY PORTFOLIOS II VCSHS INTL VOLTY
CIM	CHIMERA INVT CORP COM SHS
CIMN	CHIMERA INVT CORP CAL 29
CIMO	CHIMERA INVT CORP NT 29
CINF	CINCINNATI FINL CORP COM
CING	CINGULATE INC COM
CINGW	CINGULATE INC WT EXP 121026
CINT	CI&T INC COM CL A
CIO	CITY OFFICE REIT INC COM

CION	CION INVT CORP COM
CISO	CISO GLOBAL INC COM NEW
CISS	C3IS INC COM
CIVB	CIVISTA BANCSHARES INC COM NO PAR
CIVI	CIVITAS RESOURCES INC COM NEW
CIX	COMPX INTL INC CL A
CJET	CHIJET MTR CO INC. SHS NEW
CJMB	CALLAN JMB INC COM
CKX	CKX LDS INC COM
CL	COLGATE PALMOLIVE CO COM
CLAR	CLARUS CORP NEW COM
CLB	CORE LABORATORIES INC COM
CLBK	COLUMBIA FINL INC COM
CLBR	COLOMBIER ACQUISITION CORP II COM SHS CL A
CLBT	CELLEBRITE DI LTD ORDINARY SHARES
CLCO	COOL CO LTD COMMON SHARES
CLDI	CALIDI BIOTHERAPEUTICS INC COM NEW
CLDL	DIREXION SHS ETF TR DAILY CLUD BUL2X
CLDT	CHATHAM LODGING TR COM
CLDX	CELLDEX THERAPEUTICS INC NEW COM NEW
CLF	CLEVELAND-CLIFFS INC NEW COM
CLFD	CLEARFIELD INC COM
CLGN	COLLPLANT BIOTECHNOLOGIES LTD SHS NEW
CLH	CLEAN HARBORS INC COM
CLIK	CLICK HLDGS LTD CL A ORD SHS
CLIP	GLOBAL X FDS 1-3 MONTH T-BILL
CLIR	CLEARSIGN TECHNOLOGIES CORP COM
CLIX	PROSHARES TR LONG ONLINE SHRT
CLLS	CELLECTIS S A SPON ADS
CLM	CORNERSTONE STRATEGIC INVESTME COM
CLMB	CLIMB GLOBAL SOLUTIONS INC COM
CLMT	CALUMET INC COM
CLNE	CLEAN ENERGY FUELS CORP COM
CLNN	CLENE INC COM NEW

CLNNW	CLENE INC WT EXP 123025
CLOA	BLACKROCK ETF TRUST II ISHARES AAA CLO
CLOB	VANECK ETF TRUST AA BB CLO ETF
CLOD	THEMES ETF TR CLOUD COMPUTING
CLOI	VANECK ETF TRUST CLO ETF
CLOU	GLOBAL X FDS CLOUD COMPUTNG
CLOV	CLOVER HEALTH INVESTMENTS CORP COM CL A
CLOX	SERIES PORTFOLIOS TR ELDRIDGE AAA CLO
CLOZ	SERIES PORTFOLIOS TR ELDRIDGE BBB B
CLPR	CLIPPER RLTY INC COM
CLPS	CLPS INCORPORATION COM
CLPT	CLEARPOINT NEURO INC COM
CLRB	CELLECTAR BIOSCIENCES INC COM NEW
CLRO	CLEARONE INC COM
CLS	CELESTICA INC COM
CLSD	CLEARSIDE BIOMEDICAL INC COM
CLSK	CLEANSPARK INC COM NEW
CLSKW	CLEANSPARK INC WT EXP 122928
CLSM	EXCHANGE LISTED FDS TR CABANA MODERATE
CLST	CATALYST BANCORP INC COMMON STOCK
CLVT	CLARIVATE PLC ORD SHS
CLW	CLEARWATER PAPER CORP COM
CLWT	EURO TECH HOLDINGS CO LTD SHS NEW
CLX	CLOROX CO DEL COM
CLYM	CLIMB BIO INC COM
CM	CANADIAN IMPERIAL BK COMM COM
CMA	COMERICA INC COM
CMBM	CAMBIUM NETWORKS CORP SHS
CMBS	ISHARES TR CMBS ETF
CMBT	CMB.TECH NV SHS
CMC	COMMERCIAL METALS CO COM
CMCL	CALEDONIA MNG CORP PLC SHS NEW
CMCM	CHEETAH MOBILE INC SPONSORED ADS
CMCO	COLUMBUS MCKINNON CORP N Y COM

CMCSA	COMCAST CORP NEW CL A
CMCT	CREATIVE MEDIA & CMNTY TR COM NEW
CMDB	COSTAMARE BULKERS HLDGS LTD COM SHS
CMDT	PIMCO ETF TR COMMODITY STRAT
CMDY	ISHARES U S ETF TR BLOOMBERG ROLL
CME	CME GROUP INC COM
CMF	ISHARES TR CALIF MUN BD ETF
CMG	CHIPOTLE MEXICAN GRILL INC COM
CMI	CUMMINS INC COM
CMMB	CHEMOMAB THERAPEUTICS LTD SPONSORED ADS
CMND	CLEARMIND MEDICINE INC COM NEW
CMP	COMPASS MINERALS INTL INC COM
CMPO	COMPOSECURE INC COM CL A
CMPOW	COMPOSECURE INC WT EXP 122726
CMPR	CIMPRESS PLC SHS EURO
CMPS	COMPASS PATHWAYS PLC SPONSORED ADS
CMPX	COMPASS THERAPEUTICS INC COM
CMRE	COSTAMARE INC SHS
CMS	CMS ENERGY CORP COM
CMSA	CMS ENERGY CORP 5.6% JRSUB NT 78
CMSC	CMS ENERGY CORP 5.875 JR NT 78
CMSD	CMS ENERGY CORP 5.875 NTS 79
CMT	CORE MOLDING TECHNOLOGIES INC COM
CMTG	CLAROS MTG TR INC COMMON STOCK
CMTL	COMTECH TELECOMMUNICATIONS CP COM NEW
CMU	MFS HIGH YIELD MUN TR SH BEN INT
CNA	CNA FINL CORP COM
CNBS	AMPLIFY ETF TR SEYMOUR CANB ETF
CNC	CENTENE CORP DEL COM
CNCK	COINCHECK GROUP NV SHS
CNCKW	COINCHECK GROUP NV WT EXP 121129
CNDT	CONDUENT INC COM
CNEQ	THE ALGER ETF TRUST CONCENTRATED EQT
CNET	ZW DATA ACTION TECHNOLOGS INC COM

CNEY	CN ENERGY GROUP INC CL A SHS
CNF	CNFINANCE HLDGS LTD SPON ADS
CNFR	CONIFER HLDGS INC COM
CNFRZ	CONIFER HLDGS INC NT 9.75% 28
CNH	CNH INDL N V SHS
CNI	CANADIAN NATL RY CO COM
CNK	CINEMARK HLDGS INC COM
CNL	COLLECTIVE MINING LTD COM
CNM	CORE & MAIN INC CL A
CNMD	CONMED CORP COM
CNNE	CANNAE HLDGS INC COM
CNO	CNO FINL GROUP INC COM
CNOB	CONNECTONE BANCORP INC COM
CNOBP	CONNECTONE BANCORP INC 5.25 DP RT PFD A
CNP	CENTERPOINT ENERGY INC COM
CNQ	CANADIAN NAT RES LTD COM
CNR	CORE NATURAL RESOURCES INC COM SHS
CNRG	SPDR SERIES TRUST S&P KENSHO CLEAN
CNS	COHEN & STEERS INC COM
CNSP	CNS PHARMACEUTICALS INC COM NEW
CNTA	CENTESSA PHARMACEUTICALS PLC SPONSORED ADS
CNTB	CONNECT BIOPHARMA HLDGS LTD ADS
CNTX	CONTEXT THERAPEUTICS INC COM
CNTY	CENTURY CASINOS INC COM
CNVS	CINEVERSE CORP COM CL A
CNX	CNX RES CORP COM
CNXC	CONCENTRIX CORP COM
CNXN	PC CONNECTION INC COM
CNXT	VANECK ETF TRUST CHINEXT ETF
COAL	EXCHANGE TRADED CONCEPTS TRUST RANGE GLOBAL COA
COCH	ENVOY MEDICAL INC CL A
COCHW	ENVOY MEDICAL INC WT EXP 092928
COCO	VITA COCO CO INC COM
COCP	COCRYSTAL PHARMA INC COM NEW

CODA	CODA OCTOPUS GROUP INC COM NEW
CODI	COMPASS DIVERSIFIED SH BEN INT
CODX	CO-DIAGNOSTICS INC COM
COE	51TALK ONLINE EDUCATION GROUP SPONSORED ADR
COEP	COEPTIS THERAPEUTICS HLDGS INC COM NEW
COEPW	COEPTIS THERAPEUTICS HLDGS INC WT EXP 102827
COF	CAPITAL ONE FINL CORP COM
COFS	CHOICEONE FINL SVCS INC COM
COGT	COGENT BIOSCIENCES INC COM
COHN	COHEN & CO INC NEW COM
COHR	COHERENT CORP COM
COHU	COHU INC COM
COIG	THEMES ETF TR LEVERAGE SHARES
COIN	COINBASE GLOBAL INC COM CL A
COKE	COCA COLA CONS INC COM
COLA	COLUMBUS ACQUISITION CORP SHS
COLAR	COLUMBUS ACQUISITION CORP RT EXP 093025
COLAU	COLUMBUS ACQUISITION CORP UNITS 122629
COLB	COLUMBIA BKG SYS INC COM
COLD	AMERICOLD REALTY TRUST INC COM
COLL	COLLEGIUM PHARMACEUTICAL INC COM
COLM	COLUMBIA SPORTSWEAR CO COM
COM	DIREXION SHS ETF TR AUSPCE CMD STG
COMB	GRANITESHARES ETF TR BBG COMMD K 1
COMM	COMMSCOPE HLDG CO INC COM
COMP	COMPASS INC CL A
COMT	ISHARES U S ETF TR GSCI CMDTY STGY
CON	CONCENTRA GROUP HOLDINGS PAREN COMMON STOCK
CONI	GRANITESHARES ETF TR 2X SHORT COIN
CONL	GRANITESHARES ETF TR 2X LONG COIN DAI
CONY	TIDAL TR II YIELDMAX COIN OP
COO	COOPER COS INC COM
COOK	TRAEGER INC COMMON STOCK
COOP	MR COOPER GROUP INC COM

COOT	AUSTRALIAN OILSEEDS HLDGS LTD SHS
COOTW	AUSTRALIAN OILSEEDS HLDGS LTD WT EXP 111628
COP	CONOCOPHILLIPS COM
COPJ	SPROTT FDS TR JR COPPER MINERS
COPL	COPLEY ACQUISITION CORP ORD SHS CL A
COPP	SPROTT FDS TR COPPER MINER ETF
COPX	GLOBAL X FDS GLOBAL X COPPER
COPY	RBB FUND TRUST TWEEDY BROWNE
COR	CENCORA INC COM
CORN	TEUCRIUM COMMODITY TR CORN FD SHS
CORO	BLACKROCK ETF TRUST ISHARES INTL CTR
CORP	PIMCO ETF TR INV GRD CRP BD
CORT	CORCEPT THERAPEUTICS INC COM
CORZ	CORE SCIENTIFIC INC NEW COM
CORZW	CORE SCIENTIFIC INC NEW WT EXP 012327
CORZZ	CORE SCIENTIFIC INC NEW WT EXP 012329
COSM	COSMOS HEALTH INC COM
COST	COSTCO WHSL CORP NEW COM
COTY	COTY INC COM CL A
COUR	COURSERA INC COM
COWG	PACER FDS TR US LRG CP CASH
COWS	AMPLIFY ETF TR CASH FLOW DIVID
COYA	COYA THERAPEUTICS INC COMMON STOCK
CP	CANADIAN PACIFIC KANSAS CITY COM
CPA	COPA HOLDINGS SA CL A
CPAC	CEMENTOS PACASMAYO S A A SPONSORED ADR
CPAI	NORTHERN LTS FD TR III COUNTERPOINT QUA
CPAY	CORPAY INC COM SHS
CPB	THE CAMPBELLS COMPANY COM
CPBI	CENTRAL PLAINS BANCSHARES INC COM
CPER	UNITED STS COMMODITY INDEX FD CM REP COPP FD
CPF	CENTRAL PAC FINL CORP COM NEW
CPHC	CANTERBURY PK HLDG CORP COM
CPHI	CHINA PHARMA HLDGS INC COM SHS

CPII	AMERICAN BEACON SELECT FUNDS IONIC INFLATION
CPIX	CUMBERLAND PHARMACEUTICALS INC COM
CPK	CHESAPEAKE UTILS CORP COM
CPLB	NEW YORK LIFE INVTS ACTIVE ETF NYLI MACKAY CORE
CPLS	AB ACTIVE ETFS INC CORE PLUS BD ETF
CPNG	COUPANG INC CL A
CPNJ	CALAMOS ETF TR NASDAQ 100 STRUC
CPNM	CALAMOS ETF TR NASDAQ 100 STRUT
CPNQ	CALAMOS ETF TR NASDAQ 100 STRU
CPNS	CALAMOS ETF TR NASDAQ 100 STRUC
CPOP	POP CULTURE GROUP CO LTD SHS NEW
CPRA	CALAMOS ETF TR RUSSELL 2000 STR
CPRI	CAPRI HOLDINGS LIMITED SHS
CPRJ	CALAMOS ETF TR RUSSELL 2000 STR
CPRO	CALAMOS ETF TR RUSSELL 2000 STR
CPRT	COPART INC COM
CPRX	CATALYST PHARMACEUTICALS INC COM
CPRY	CALAMOS ETF TR RUSSELL 2000 STR
CPS	COOPER STD HLDGS INC COM
CPSA	CALAMOS ETF TR S&P 500 STRUCTRD
CPSD	CALAMOS ETF TR S&P 500 STRUCTU
CPSF	CALAMOS ETF TR S&P 500 STRU FEB
CPSH	CPS TECHNOLOGIES CORP COM
CPSJ	CALAMOS ETF TR S&P 500 STRUCTUR
CPSM	CALAMOS ETF TR S P 500 STRUCTUR
CPSN	CALAMOS ETF TR S&P 500 STRCTURD
CPSO	CALAMOS ETF TR S&P 500 STRUCTUR
CPSP	CALAMOS ETF TR S&P 500 STRUCTUR
CPSR	CALAMOS ETF TR S&P 500 STRUCTUR
CPSS	CONSUMER PORTFOLIO SVCS INC COM
CPST	CALAMOS ETF TR S&P 500 STRUCTUR
CPSU	CALAMOS ETF TR S&P 500 STRUCTUR
CPSY	CALAMOS ETF TR S&P 500 STRUCT
CPT	CAMDEN PPTY TR SH BEN INT

CPXR	TIDAL TRUST III USCF DLY TRGT 2X
CPZ	CALAMOS LNG SHR EQT DYNAMIC TR COM
CQP	CHENIERE ENERGY PARTNERS LP COM UNIT
CQQQ	INVESCO EXCH TRADED FD TR II CHINA TECHNLGY
CR	CRANE COMPANY COMMON STOCK
CRAI	CRA INTL INC COM
CRAK	VANECK ETF TRUST OIL REFINERS ETF
CRAQU	CAL REDWOOD ACQUISITION CORP UNIT EXP 051530
CRBD	COREBRIDGE FINL INC CAL NT 64
CRBG	COREBRIDGE FINL INC COM
CRBN	ISHARES TR MSCI LW CRB TG
CRBP	CORBUS PHARMACEUTICALS HLDGS I COM NEW
CRBU	CARIBOU BIOSCIENCES INC COM
CRC	CALIFORNIA RES CORP COM STOCK
CRCT	CRICUT INC COM CL A
CRDF	CARDIFF ONCOLOGY INC COM
CRDL	CARDIOL THERAPEUTICS INC COM CL A
CRDO	CREDO TECHNOLOGY GROUP HOLDING ORDINARY SHARES
CRDT	SIMPLIFY EXCHANGE TRADED FUNDS SIMPLIFY OPPORT
CRED	COLUMBIA ETF TR I RESEARCH ENHAN
CREG	SMART POWERR CORP COM
CRESW	CRESUD S A C I F Y A WT EXP 030926
CRESY	CRESUD S A C I F Y A SPONSORED ADR
CREV	CARBON REVOLUTION LTD ORD SHS
CREVW	CARBON REVOLUTION LTD WT EXP
CREX	CREATIVE REALITIES INC COM
CRF	CORNERSTONE TOTAL RETURN FD IN COM
CRGO	FREIGHTOS LTD ORD SHS
CRGOW	FREIGHTOS LTD WT EXP
CRGX	CARGO THERAPEUTICS INC COM
CRGY	CRESCENT ENERGY COMPANY CL A COM
CRH	CRH PLC ORD
CRI	CARTERS INC COM
CRIS	CURIS INC COM

CRK	COMSTOCK RES INC COM
CRL	CHARLES RIV LABS INTL INC COM
CRM	SALESFORCE INC COM
CRMD	CORMEDIX INC COM
CRMG	THEMES ETF TR LEVERAGE SHS 2X
CRML	CRITICAL METALS CORP PUBCO ORD SHS
CRMLW	CRITICAL METALS CORP WT EXP 022729
CRMT	AMERICAS CAR-MART INC COM
CRNC	CERENCE INC COM
CRNT	CERAGON NETWORKS LTD ORD
CRNX	CRINETICS PHARMACEUTICALS INC COM
CRON	CRONOS GROUP INC COM
CROX	CROCS INC COM
CRPT	FIRST TR EXCHNG TRADED FD VIII SKYBRIDGE CRYPTO
CRS	CARPENTER TECHNOLOGY CORP COM
CRSH	TIDAL TR II YIELDMAX SHORT T
CRSP	CRISPR THERAPEUTICS AG NAMEN AKT
CRSR	CORSAIR GAMING INC COM
CRT	CROSS TIMBERS RTY TR TR UNIT
CRTC	DBX ETF TR XTRACKERS US NAT
CRTO	CRITEO S A SPONS ADS
CRUS	CIRRUS LOGIC INC COM
CRVL	CORVEL CORP COM
CRVO	CERVOMED INC COM
CRVS	CORVUS PHARMACEUTICALS INC COM
CRWD	CROWDSTRIKE HLDGS INC CL A
CRWL	GRANITESHARES ETF TR 2X LONG CRWD DAI
CRWS	CROWN CRAFTS INC COM
CRWV	COREWEAVE INC COM CL A
CSAI	CLOUDASTRUCTURE INC COM CL A
CSAN	COSAN S A ADS
CSB	VICTORY PORTFOLIOS II VCSHS US SMCP HG
CSBR	CHAMPIONS ONCOLOGY INC COM NEW
CSCI	COSCIENS BIOPHARMA INC COM

CSCO	CISCO SYS INC COM
CSD	INVESCO EXCHANGE TRADED FD TR S&P SPIN OFF
CSGP	COSTAR GROUP INC COM
CSGS	CSG SYS INTL INC COM
CSHI	NEOS ETF TRUST NEOS ENH INC 1-3
CSHP	BLACKROCK ETF TRUST ISHARES ENHANCED
CSIQ	CANADIAN SOLAR INC COM
CSL	CARLISLE COS INC COM
CSMD	PROFESIONALLY MANAGED PORTFOLI CONGRESS SMID GR
CSNR	COHEN & STEERS ETF TRUST NATURAL RES ACTI
CSPF	COHEN & STEERS ETF TRUST PREFERRED AND IN
CSPI	CSP INC COM
CSQ	CALAMOS STRATEGIC TOTAL RETURN COM SH BEN INT
CSR	CENTERSPACE COM
CSRE	COHEN & STEERS ETF TRUST REAL ESTATE ACTI
CSTE	CAESARSTONE LTD ORD SHS
CSTL	CASTLE BIOSCIENCES INC COM
CSTM	CONSTELLIUM SE CL A SHS
CSV	CARRIAGE SVCS INC COM
CSWC	CAPITAL SOUTHWEST CORP COM
CSWCZ	CAPITAL SOUTHWEST CORP NT NT 28
CSWI	CSW INDUSTRIALS INC COM
CSX	CSX CORP COM
CTA	SIMPLIFY EXCHANGE TRADED FUNDS MANAGED FUTURES
CTAS	CINTAS CORP COM
CTBB	QWEST CORP NT
CTBI	COMMUNITY TR BANCORP INC COM
CTDD	QWEST CORP 6.75% NT 57
CTEC	GLOBAL X FDS CLEANTECH ETF
CTEV	CLARITEV CORPORATION CL A NEW
CTEX	PROSHARES TR S&P KENSHO CLEA
CTGO	CONTANGO ORE INC COM
CTKB	CYTEK BIOSCIENCES INC COM
CTLP	CANTALOUPE INC COM

CTM	CASTELLUM INC COM NEW
CTMX	CYTOMX THERAPEUTICS INC COM
CTNM	CONTINEUM THERAPEUTICS INC CL A
CTNT	CHEETAH NET SUPPLY CHAIN INC COM NEW CL A
CTO	CTO RLTY GROWTH INC NEW COM
CTOR	CITIUS ONCOLOGY INC COM
CTOS	CUSTOM TRUCK ONE SOURCE INC COM CL A
CTRA	COTERRA ENERGY INC COM
CTRE	CARETRUST REIT INC COM
CTRI	CENTURI HOLDINGS INC COM SHS
CTRM	CASTOR MARITIME INC SHS
CTRN	CITI TRENDS INC COM
CTS	CTS CORP COM
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CL A
CTSO	CYTOSORBENTS CORP COM NEW
CTVA	CORTEVA INC COM
CTXR	CITIUS PHARMACEUTICALS INC COM
CUB	LIONHEART HOLDINGS SHS CL A
CUBA	HERZFELD CARIBBEAN BASIN FD IN COM
CUBB	CUSTOMERS BANCORP INC 5.375% NT 34
CUBE	CUBESMART COM
CUBI	CUSTOMERS BANCORP INC COM
CUBWU	LIONHEART HOLDINGS UNIT
CUBWW	LIONHEART HOLDINGS WT EXP 060731
CUE	CUE BIOPHARMA INC COM
CUK	CARNIVAL PLC ADS
CULP	CULP INC COM
CUPR	CUPRINA HLDGS (CAYMAN) LTD ORD SHS CL A
CURB	CURBLINE PPTYS CORP COM
CURE	DIREXION SHS ETF TR HEALTHCARE BUL
CURI	CURIOSITYSTREAM INC COM CL A
CURIW	CURIOSITYSTREAM INC WT EXP 10142025
CURR	CURRENC GROUP INC CL A ORD SHS
CURV	TORRID HLDGS INC COM

CUT	INVESCO EXCH TRADED FD TR II MSCI GBL TIMBR
CUZ	COUSINS PPTYS INC COM NEW
CVAC	CUREVAC N V COM
CVBF	CVB FINL CORP COM
CVCO	CAVCO INDS INC DEL COM
CVE	CENOVUS ENERGY INC COM
CVEO	CIVEO CORP CDA COM NEW
CVGI	COMMERCIAL VEH GROUP INC COM
CVGW	CALAVO GROWERS INC COM
CVI	CVR ENERGY INC COM
CVIE	MORGAN STANLEY ETF TRUST CALVERT INTERNAT
CVKD	CADRENAL THERAPEUTICS INC COM NEW
CVLC	MORGAN STANLEY ETF TRUST CALVERT US LARCP
CVLG	COVENANT LOGISTICS GROUP INC CL A
CVLT	COMMVAULT SYS INC COM
CVM	CEL-SCI CORP COM NEW
CVMC	MORGAN STANLEY ETF TRUST CALVERT US MDCP
CVNA	CARVANA CO CL A
CVNX	TIDAL TR II DEFIANCE DLY TRG
CVNY	TIDAL TR II YIELDMAX CVNA OP
CVR	CHICAGO RIVET & MACH CO COM
CVRD	MADISON ETFS TRUST MADISON COVERED
CVRT	CALAMOS ETF TR CONVERTIBLE EQTY
CVRX	CVRX INC COM
CVS	CVS HEALTH CORP COM
CVSB	MORGAN STANLEY ETF TRUST CALVERT ULT SHR
CVSE	MORGAN STANLEY ETF TRUST CALVERT US SEL
CVU	CPI AEROSTRUCTURES INC COM NEW
CVV	CVD EQUIP CORP COM
CVX	CHEVRON CORP NEW COM
CVY	INVESCO EXCHANGE TRADED FD TR ZACKS MULT AST
CW	CURTISS WRIGHT CORP COM
CWAN	CLEARWATER ANALYTICS HLDGS INC CL A
CWB	SPDR SERIES TRUST BBG CONV SEC ETF

CWBC	COMMUNITY WEST BANCSHARES NEW COM
CWCO	CONSOLIDATED WATER CO INC ORD
CWD	CALIBERCOS INC CL A NEW
CWEB	DIREXION SHS ETF TR DAILY CSI 2X SH
CWEN	CLEARWAY ENERGY INC CL C
CWH	CAMPING WORLD HLDGS INC CL A
CWI	SPDR INDEX SHS FDS MSCI ACWI EXUS
CWK	CUSHMAN WAKEFIELD PLC SHS
CWS	ADVISORSHARES TR ADVISORSHS ETF
CWST	CASELLA WASTE SYS INC CL A
CWT	CALIFORNIA WTR SVC GROUP COM
CX	CEMEX SAB DE CV SPON ADR NEW
CXAI	CXAPP INC COM CL A
CXAIW	CXAPP INC WT EXP
CXDO	CREXENDO INC COM
CXE	MFS HIGH INCOME MUN TR SH BEN INT
CXH	MFS INVT GRADE MUN TR SH BEN INT
CXM	SPRINKLR INC CL A
CXRN	LISTED FDS TR TEUCRIUM 2X DLY
CXSE	WISDOMTREE TR CHINADIV EX FI
CXT	CRANE NXT CO COM
CXW	CORECIVIC INC COM
CYBN	CYBIN INC COM NEW
CYBR	CYBERARK SOFTWARE LTD SHS
CYCC	CYCLACEL PHARMACEUTICALS INC COM NEW 2025
CYCCP	CYCLACEL PHARMACEUTICALS INC PFD CONV EX 6%
CYCN	CYCLERION THERAPEUTICS INC COM
CYCU	CYCURION INC COM
CYCUW	CYCURION INC WT EXP 021330
CYD	CHINA YUCHAI INTL LTD COM
CYH	COMMUNITY HEALTH SYS INC NEW COM
CYN	CYNGN INC COM
CYRX	CRYOPORT INC COM PAR $0.001
CYTK	CYTOKINETICS INC COM NEW

CZA	INVESCO EXCHANGE TRADED FD TR ZACKS MID CAP
CZAR	THEMES ETF TR NATURAL MONOPOLY
CZFS	CITIZENS FINL SVCS INC COM
CZNC	CITIZENS & NORTHN CORP COM
CZR	CAESARS ENTERTAINMENT INC NEW COM
CZWI	CITIZENS CMNTY BANCORP INC MD COM
D	DOMINION ENERGY INC COM
DAAQ	DIGITAL ASSET ACQUISITION CORP SHS CL A
DAAQU	DIGITAL ASSET ACQUISITION CORP UNIT
DAAQW	DIGITAL ASSET ACQUISITION CORP WT EXP 040130
DABS	DOUBLELINE ETF TRUST ASSET BACKED SEC
DAC	DANAOS CORPORATION SHS
DADA	DADA NEXUS LTD ADS
DAIO	DATA I O CORP COM
DAKT	DAKTRONICS INC COM
DAL	DELTA AIR LINES INC DEL COM NEW
DALI	FIRST TR EXCHANGE TRADED FD VI DORSEY WRIGHT
DALN	DALLASNEWS CORPORATION COM SER A
DAN	DANA INC COM
DAO	YOUDAO INC SPONSORED ADS
DAPP	VANECK ETF TRUST DIGI TRANSFRM
DAR	DARLING INGREDIENTS INC COM
DARE	DARE BIOSCIENCE INC COM NEW
DARP	TIDAL TR II GRIZZLE GROWTH E
DASH	DOORDASH INC CL A
DAT	PROSHARES TR BIG DATA REFINER
DATS	DATCHAT INC COM NEW
DATSW	DATCHAT INC WT A EXP 081726
DAVA	ENDAVA PLC ADS
DAVE	DAVE INC CLASS A COM NEW
DAVEW	DAVE INC WT EXP 010527
DAWN	DAY ONE BIOPHARMACEUTICALS INC COM
DAX	GLOBAL X FDS DAX GERMANY ETF
DAY	DAYFORCE INC COM

DB	DEUTSCHE BANK A G NAMEN AKT
DBA	INVESCO DB MULTI-SECTOR COMMOD AGRICULTURE FD
DBAW	DBX ETF TR XTRACK MSCI ALL
DBB	INVESCO DB MULTI-SECTOR COMMOD BASE METALS FD
DBC	INVESCO DB COMMDY INDX TRCK FD UNIT
DBD	DIEBOLD NIXDORF INC COM SHS
DBE	INVESCO DB MULTI-SECTOR COMMOD ENERGY FD
DBEF	DBX ETF TR XTRACK MSCI EAFE
DBEM	DBX ETF TR XTRACK MSCI EMRG
DBEU	DBX ETF TR XTRACK MSCI EURP
DBEZ	DBX ETF TR XTRACK MSCI EURO
DBI	DESIGNER BRANDS INC CL A
DBJP	DBX ETF TR XTRACK MSCI JAPN
DBL	DOUBLELINE OPPORTUNISTIC CR FD COM
DBMF	LITMAN GREGORY FDS TR IMGP DBI MANAGED
DBND	DOUBLELINE ETF TRUST OPPORTUNISTIC CO
DBO	INVESCO DB MULTI-SECTOR COMMOD OIL FD
DBP	INVESCO DB MULTI-SECTOR COMMOD PRECIOUS METAL
DBRG	DIGITALBRIDGE GROUP INC CL A NEW
DBVT	DBV TECHNOLOGIES S A SPONSORED ADS
DBX	DROPBOX INC CL A
DC	DAKOTA GOLD CORP COM
DCAP	TIDAL TRUST III UNITY WEALTH PAR
DCBO	DOCEBO INC COM
DCGO	DOCGO INC COM
DCI	DONALDSON INC COM
DCMT	DOUBLELINE ETF TRUST COMMODITY STRATE
DCO	DUCOMMUN INC DEL COM
DCOM	DIME CMNTY BANCSHARES INC COM
DCOMG	DIME CMNTY BANCSHARES INC CAL NT 34
DCOMP	DIME CMNTY BANCSHARES INC 5.5% NCUM PFD A
DCOR	DIMENSIONAL ETF TRUST US CORE EQUITY 1
DCRE	DOUBLELINE ETF TRUST COMMERCIAL REAL
DCTH	DELCATH SYS INC COM NEW

DD	DUPONT DE NEMOURS INC COM
DDC	DDC ENTERPRISE LTD CL A ORD SHS
DDD	3-D SYS CORP DEL COM NEW
DDI	DOUBLEDOWN INTERACTIVE CO LTD ADS
DDIV	FIRST TR EXCHANGE TRADED FD VI DORSEYWRIGHT MOM
DDL	DINGDONG CAYMAN LTD ADS
DDM	PROSHARES TR PSHS ULTRA DOW30
DDOG	DATADOG INC CL A COM
DDS	DILLARDS INC CL A
DDT	DILLARDS CAP TR I CAP SECS 7.5%
DE	DEERE & CO COM
DEA	EASTERLY GOVT PPTYS INC COM SHS
DEC	DIVERSIFIED ENERGY COMPANY PLC SHS NEW
DECK	DECKERS OUTDOOR CORP COM
DECO	SSGA ACTIVE TR SPDR GALAXY DI
DECT	AIM ETF PRODUCTS TRUST US LRGCP B10 DEC
DECW	AIM ETF PRODUCTS TRUST US LRGCP B20 DEC
DEED	FIRST TR EXCHNG TRADED FD VIII SECURITIZED PLUS
DEEF	DBX ETF TR XTRACKERS FTSE
DEEP	ETF SER SOLUTIONS ACQUIRERS SMALL
DEFI	TIDAL COMMODITIES TRUST I HASHDEX BITCOIN
DEFT	DEFI TECHNOLOGIES INC COM
DEHP	DIMENSIONAL ETF TRUST EMERGING MKTS HI
DEI	DOUGLAS EMMETT INC COM
DELL	DELL TECHNOLOGIES INC CL C
DEM	WISDOMTREE TR EMER MKT HIGH FD
DEMZ	ADVISORS INNER CIRCLE FD III DEMCRATIC LG ETF
DENN	DENNYS CORP COM
DEO	DIAGEO PLC SPON ADR NEW
DERM	JOURNEY MED CORP COM
DES	WISDOMTREE TR US SMALLCAP DIVD
DESK	VANECK ETF TRUST OFFICE AND COMME
DEUS	DBX ETF TR XTRACKERS RUSSEL
DEVS	DEVVSTREAM CORP COM

DEW	WISDOMTREE TR GLB HIGH DIV FD
DEXC	DIMENSIONAL ETF TRUST EMERGING MRKTETS
DFAC	DIMENSIONAL ETF TRUST US CORE EQUITY 2
DFAE	DIMENSIONAL ETF TRUST EMGR CRE EQT MNG
DFAI	DIMENSIONAL ETF TRUST INTL CORE EQT MK
DFAR	DIMENSIONAL ETF TRUST US REAL ESTATE E
DFAS	DIMENSIONAL ETF TRUST US SMALL CAP ETF
DFAT	DIMENSIONAL ETF TRUST US TARGETED VLU
DFAU	DIMENSIONAL ETF TRUST US CORE EQT MKT
DFAW	DIMENSIONAL ETF TRUST WORLD EQUITY ETF
DFAX	DIMENSIONAL ETF TRUST WORLD EX US CORE
DFCA	DIMENSIONAL ETF TRUST CALIF MUN BD ETF
DFCF	DIMENSIONAL ETF TRUST CORE FIXED INCOM
DFDV	DEFI DEVELOPMENT CORP COM
DFE	WISDOMTREE TR EUROPE SMCP DV
DFEM	DIMENSIONAL ETF TRUST EMERGING MKTS CO
DFEN	DIREXION SHS ETF TR DLY AEROSPC 3X
DFEV	DIMENSIONAL ETF TRUST EMERGING MKTS VA
DFGP	DIMENSIONAL ETF TRUST GLOBAL CORE PLUS
DFGR	DIMENSIONAL ETF TRUST GLOBAL REAL EST
DFGX	DIMENSIONAL ETF TRUST GLOBAL EX US COR
DFH	DREAM FINDERS HOMES INC COM CL A
DFII	FIRST TR EXCHANGE-TRADED FD FT VEST BITCOIN
DFIN	DONNELLEY FINL SOLUTIONS INC COM
DFIP	DIMENSIONAL ETF TRUST INFLATION PROTE
DFIV	DIMENSIONAL ETF TRUST INTERNATNAL VAL
DFJ	WISDOMTREE TR JP SMALLCP DIV
DFLI	DRAGONFLY ENERGY HOLDINGS CORP COM NEW
DFLIW	DRAGONFLY ENERGY HOLDINGS CORP WT EXP 100727
DFLV	DIMENSIONAL ETF TRUST US LARGE CAP VAL
DFNM	DIMENSIONAL ETF TRUST NATL MUN BD ETF
DFP	FLAHERTY & CRUMRINE DYNAMIC PF SHS
DFSB	DIMENSIONAL ETF TRUST GLOBAL SUSTAINA
DFSD	DIMENSIONAL ETF TRUST SHORT DURATION F

DFSE	DIMENSIONAL ETF TRUST EMERGING MARKETS
DFSI	DIMENSIONAL ETF TRUST INTERNATIONAL
DFSU	DIMENSIONAL ETF TRUST US SUSTAINABILTY
DFSV	DIMENSIONAL ETF TRUST US SMALL CAP VAL
DFUS	DIMENSIONAL ETF TRUST US EQUITY MARKET
DFUV	DIMENSIONAL ETF TRUST US MKTWIDE VALUE
DFVE	DOUBLELINE ETF TRUST FORTUNE 500 EQUA
DFVX	DIMENSIONAL ETF TRUST US LARGE CAP VEC
DG	DOLLAR GEN CORP NEW COM
DGCB	DIMENSIONAL ETF TRUST GLOBAL CR ETF
DGICA	DONEGAL GROUP INC CL A
DGICB	DONEGAL GROUP INC CL B
DGII	DIGI INTL INC COM
DGIN	VANECK ETF TRUST DIGITAL INDIA ET
DGLY	DIGITAL ALLY INC COM NEW
DGNX	DIGINEX LTD ORD SHS
DGP	DEUTSCHE BK AG LONDON BRH DB GOLD DBL LNG
DGRE	WISDOMTREE TR EM MKTS QTLY DIV
DGRO	ISHARES TR CORE DIV GRWTH
DGRS	WISDOMTREE TR US S CAP QTY DIV
DGRW	WISDOMTREE TR US QTLY DIV GRT
DGS	WISDOMTREE TR EMG MKTS SMCAP
DGT	SPDR SERIES TRUST GLB DOW ETF
DGX	QUEST DIAGNOSTICS INC COM
DGXX	DIGI PWR X INC COM SUB VTG
DGZ	DEUTSCHE BK AG LONDON BRH DB GOLD SHORT
DH	DEFINITIVE HEALTHCARE CORP CLASS A COM
DHAI	DIH HLDG US INC CL A
DHAIW	DIH HLDG US INC WT EXP 042028
DHC	DIVERSIFIED HEALTHCARE TR COM SH BEN INT
DHCNI	DIVERSIFIED HEALTHCARE TR NT 42
DHCNL	DIVERSIFIED HEALTHCARE TR 6.25% SR NT 46
DHF	BNY MELLON HIGH YIELD STRATEGI SH BEN INT
DHI	D R HORTON INC COM

DHIL	DIAMOND HILL INVT GROUP INC COM NEW
DHR	DANAHER CORPORATION COM
DHS	WISDOMTREE TR US HIGH DIVIDEND
DHSB	STRATEGY SHS DAY HAGAN SMART
DHT	DHT HOLDINGS INC SHS NEW
DHX	DHI GROUP INC COM
DHY	CREDIT SUISSE HIGH YIELD BD FD SH BEN INT
DIA	SPDR DOW JONES INDL AVERAGE ET UT SER 1
DIAL	COLUMBIA ETF TR I DIVERSIFID FXD
DIAX	NUVEEN DOW 30 DYNMC OVERWRT FD SHS
DIBS	1STDIBS COM INC COM
DIEM	FRANKLIN TEMPLETON ETF TR EMER MKT COR DIV
DIG	PROSHARES TR ULTRA ENERGY
DIM	WISDOMTREE TR INTL MIDCAP DV
DIN	DINE BRANDS GLOBAL INC COM
DINO	HF SINCLAIR CORP COM
DIOD	DIODES INC COM
DIPS	TIDAL TR II YIELDMAX SHORT
DIS	DISNEY WALT CO COM
DISO	TIDAL TR II YIELDMAX DIS OPT
DIST	DISTOKEN ACQUISITION CORP ORDINARY SHARES
DISTR	DISTOKEN ACQUISITION CORP RT
DISTW	DISTOKEN ACQUISITION CORP WT EXP 113027
DIT	AMCON DISTRG CO COM NEW
DIV	GLOBAL X FDS GLOBX SUPDV US
DIVD	EA SERIES TRUST ALTRIUS GBL DIV
DIVG	INVESCO EXCH TRADED FD TR II S&P 500 HIGH DIV
DIVI	FRANKLIN TEMPLETON ETF TR INTL COR DIV TIL
DIVL	MADISON ETFS TRUST MADISON DIVIDEND
DIVO	AMPLIFY ETF TR CWP ENHANCED DIV
DIVP	ADVISORS INNER CIRCLE FD II CULLEN ENHANCED
DIVS	GUINNESS ATKINSON FDS SMARTETFS DIVID
DIVY	TIDAL ETF TR SOUND EQUITY DIV
DIVZ	LISTED FDS TR OPAL DIVD INCM E

DJCO	DAILY JOURNAL CORP COM
DJD	INVESCO EXCHANGE TRADED FD TR DJ INDL AVG DV
DJIA	GLOBAL X FDS DOW 30 COVERED C
DJP	BARCLAYS BANK PLC DJUBS CMDT ETN36
DJT	TRUMP MEDIA & TECHNOLOGY GROUP COM
DJTWW	TRUMP MEDIA & TECHNOLOGY GROUP WT EXP 032529
DK	DELEK US HLDGS INC NEW COM
DKL	DELEK LOGISTICS PARTNERS LP COM UNT RP INT
DKNG	DRAFTKINGS INC NEW COM CL A
DKS	DICKS SPORTING GOODS INC COM
DLB	DOLBY LABORATORIES INC COM CL A
DLHC	DLH HLDGS CORP COM
DLLL	GRANITESHARES ETF TR 2X LONG DELL DAI
DLN	WISDOMTREE TR US LARGECAP DIVD
DLNG	DYNAGAS LNG PARTNERS LP COM UNIT LTD PT
DLO	DLOCAL LTD CLASS A COM
DLPN	DOLPHIN ENTMT INC COM
DLR	DIGITAL RLTY TR INC COM
DLS	WISDOMTREE TR INTL SMCAP DIV
DLTH	DULUTH HLDGS INC COM CL B
DLTR	DOLLAR TREE INC COM
DLX	DELUXE CORP COM
DLY	DOUBLELINE YIELD OPPORTUNITIES COM
DMA	DESTRA MULTI-ALTERNATIVE FD COMMON SHARES
DMAA	DRUGS MADE IN AMER ACQUTN CORP ORD SHS
DMAAR	DRUGS MADE IN AMER ACQUTN CORP RT EXP 101529
DMAAU	DRUGS MADE IN AMER ACQUTN CORP UNIT EXP 101529
DMAC	DIAMEDICA THERAPEUTICS INC COM NEW
DMAT	GLOBAL X FDS DISRUPTIVE MATLS
DMB	BNY MELLON MUN BD INFRASTRUCTU COM SHS
DMBS	DOUBLELINE ETF TRUST MORTGAGE ETF
DMCY	ADVISORS INNER CIRCLE FD III DEMOCRACY INTERN
DMF	BNY MELLON MUN INCOME INC COM
DMLP	DORCHESTER MINERALS LP COM UNIT

DMO	WESTERN ASSET MTG DEFINED OPPO COM
DMRC	DIGIMARC CORP NEW COM
DMX	DOUBLELINE ETF TRUST MULTI SECTOR INC
DMXF	ISHARES TR ESG EAFE ETF
DMYY	DMY SQUARED TECHNOLOGY GROUP CL A COM
DNA	GINKGO BIOWORKS HOLDINGS INC CL A NEW
DNB	DUN & BRADSTREET HLDGS INC COM
DNL	WISDOMTREE TR GLB US QTLY DIV
DNLI	DENALI THERAPEUTICS INC COM
DNN	DENISON MINES CORP COM
DNOW	DNOW INC COM
DNP	DNP SELECT INCOME FD INC COM
DNTH	DIANTHUS THERAPEUTICS INC COM
DNUT	KRISPY KREME INC COM
DOC	HEALTHPEAK PROPERTIES INC COM
DOCN	DIGITALOCEAN HLDGS INC COM
DOCS	DOXIMITY INC CL A
DOCU	DOCUSIGN INC COM
DOG	PROSHARES TR PSHS SHORT DOW30
DOGZ	DOGNESS INTERNATIONAL CORP SHS NEW USD CL A
DOL	WISDOMTREE TR INTL LRGCAP DV
DOLE	DOLE PLC ORD SHS
DOMH	DOMINARI HOLDINGS INC COM NEW
DOMO	DOMO INC COM CL B
DON	WISDOMTREE TR US MIDCAP DIVID
DOOO	BRP INC COM SUN VTG
DORM	DORMAN PRODS INC COM
DOUG	DOUGLAS ELLIMAN INC COM
DOV	DOVER CORP COM
DOW	DOW INC COM
DOX	AMDOCS LTD SHS
DOYU	DOUYU INTL HLDGS LTD SPONSORED ADS
DPG	DUFF & PHELPS UTLITY AND INFST COM
DPRO	DRAGANFLY INC. COM

DPST	DIREXION SHS ETF TR DAILY REGIONAL
DPZ	DOMINOS PIZZA INC COM
DQ	DAQO NEW ENERGY CORP SPNSRD ADS NEW
DRAI	EA SERIES TRUST DRACO EVOLUTION
DRCT	DIRECT DIGITAL HOLDINGS INC CLASS A COM
DRD	DRDGOLD LIMITED SPON ADR REPSTG
DRDB	ROMAN DBDR ACQUISITION CORP II ORD SHS CL A
DRDBU	ROMAN DBDR ACQUISITION CORP II UNITS
DRDBW	ROMAN DBDR ACQUISITION CORP II WT EXP 103131
DRH	DIAMONDROCK HOSPITALITY CO COM
DRI	DARDEN RESTAURANTS INC COM
DRIO	DARIOHEALTH CORP COM NEW
DRIP	DIREXION SHS ETF TR DLY S&P OIL GAS
DRIV	GLOBAL X FDS AUTONMOUS EV ETF
DRLL	EA SERIES TRUST STRIVE US ENERGY
DRMA	DERMATA THERAPEUTICS INC COM
DRMAW	DERMATA THERAPEUTICS INC WT EXP
DRN	DIREXION SHS ETF TR DAILY REAL EST B
DRRX	DURECT CORP COM NEW
DRS	LEONARDO DRS INC COM
DRTS	ALPHA TAU MEDICAL LTD ORDINARY SHARES
DRTSW	ALPHA TAU MEDICAL LTD WT EXP
DRUG	BRIGHT MINDS BIOSCIENCES INC COM NEW
DRUP	GRANITESHARES ETF TR NASDAQ SELECT DI
DRV	DIREXION SHS ETF TR DAILY REAL ESTAT
DRVN	DRIVEN BRANDS HLDGS INC COM
DSGN	DESIGN THERAPEUTICS INC COM
DSGR	DISTRIBUTION SOLUTIONS GRP INC COM
DSGX	DESCARTES SYS GROUP INC COM
DSI	ISHARES TR ESG MSCI KLD 400
DSL	DOUBLELINE INCOME SOLUTIONS FD COM
DSM	BNY MELLON STRATEGIC MUN BD FD COM
DSMC	ETF SER SOLUTIONS DISTILLATE SMLMD
DSP	VIANT TECHNOLOGY INC COM CL A

DSPY	TEMA ETF TRUST S&P 500 HISTORIC
DSS	DSS INC COM NEW
DSTL	ETF SER SOLUTIONS DISTILLATE US
DSTX	ETF SER SOLUTIONS DISTILLATE INTNL
DSU	BLACKROCK DEBT STRATEGIES FD I COM NEW
DSWL	DESWELL INDS INC COM
DSX	DIANA SHIPPING INC COM
DSY	BIG TREE CLOUD HLDGS LTD SHS
DSYWW	BIG TREE CLOUD HLDGS LTD WT EXP 060729
DT	DYNATRACE INC COM NEW
DTAN	EA SERIES TRUST SPARKLINE INTL
DTB	DTE ENERGY CO CAL DEB 80
DTCK	DAVIS COMMODITIES LTD USD ORD SHS
DTCR	GLOBAL X FDS DATA CTR & DIGIT
DTD	WISDOMTREE TR US TOTAL DIVIDND
DTE	DTE ENERGY CO COM
DTEC	ALPS ETF TR DISRUPTIVE TECH
DTF	DTF TAX-FREE INCOME 2028 TERM COM
DTG	DTE ENERGY CO CAL DEB 81
DTH	WISDOMTREE TR ITL HIGH DIV FD
DTI	DRILLING TOOLS INTL CORP COM
DTIL	PRECISION BIOSCIENCES INC COM NEW
DTM	DT MIDSTREAM INC COMMON STOCK
DTRE	FIRST TR EXCHANGE-TRADED FD II ALERIAN DISRUPT
DTSQ	DT CLOUD STAR ACQUISITION CORP SHS
DTSQR	DT CLOUD STAR ACQUISITION CORP RT EXP 070929
DTSQU	DT CLOUD STAR ACQUISITION CORP UNIT
DTSS	DATASEA INC COM SHS
DTST	DATA STORAGE CORP COM NEW
DTSTW	DATA STORAGE CORP WT EXP 051826
DTW	DTE ENERGY CO JR SUB DB 2017 E
DUG	PROSHARES TR ULTRASHORT ENERG
DUHP	DIMENSIONAL ETF TRUST US HIGH PROFITAB
DUK	DUKE ENERGY CORP NEW COM NEW

DUKB	DUKE ENERGY CORP NEW 5.625% JR SB DB
DUKH	NORTHERN LIGHTS FD TR OCEAN PK HIGH IN
DUKQ	NORTHERN LIGHTS FD TR OCEAN PARK DOMES
DUKX	NORTHERN LIGHTS FD TR OCEAN PK INTL
DUKZ	NORTHERN LIGHTS FD TR OCEAN PARK DIVER
DULL	BANK MONTREAL QUE CAL LKD 43
DUO	FANGDD NETWORK GROUP LTD SHS NEW CL A
DUOL	DUOLINGO INC CL A COM
DUOT	DUOS TECHNOLOGIES GROUP INC COM
DUSB	DIMENSIONAL ETF TRUST ULTRASHORT FIXED
DUSL	DIREXION SHS ETF TR DLY INDL BU 3X
DUST	DIREXION SHS ETF TR DAILY GOLD MINER
DV	DOUBLEVERIFY HLDGS INC COM
DVA	DAVITA INC COM
DVAL	FRANKLIN TEMPLETON ETF TR BRANDYWINEGLOBAL
DVAX	DYNAVAX TECHNOLOGIES CORP COM NEW
DVDN	ETF OPPORTUNITIES TRUST KINGSBARN DIVIDE
DVLT	DATAVAULT AI INC COM SHS
DVLU	FIRST TR EXCHANGE-TRADED FD VI DORSY WRGH VLU
DVN	DEVON ENERGY CORP NEW COM
DVND	TOUCHSTONE ETF TRUST DIVIDEND SELECT
DVOL	FIRST TR EXCHANGE-TRADED FD VI DORSY WR MOMNT
DVQQ	WEBS ETF TR WEBS DEFINED VOL
DVS	DOLLY VARDEN SILVER CORP COM NO PAR
DVSP	WEBS ETF TR WEBS DEFINED VOL
DVY	ISHARES TR SELECT DIVID ETF
DVYA	ISHARES INC ASIA/PAC DIV ETF
DVYE	ISHARES INC EM MKTS DIV ETF
DWAS	INVESCO EXCH TRADED FD TR II DORSEY WRGT SMLC
DWAW	ADVISORSHARES TR DORSY FSM ALCP
DWM	WISDOMTREE TR INTL EQUITY FD
DWMF	WISDOMTREE TR INTK MLTIFACTR
DWSH	ADVISORSHARES TR DORSY SHRT ETF
DWSN	DAWSON GEOPHYSICAL CO NEW COM

DWTX	DOGWOOD THERAPEUTICS INC COM NEW
DWUS	ADVISORSHARES TR DORSY FSM US
DWX	SPDR INDEX SHS FDS S&P INTL ETF
DX	DYNEX CAP INC COM
DXC	DXC TECHNOLOGY CO COM
DXCM	DEXCOM INC COM
DXD	PROSHARES TR PSHS ULDOW30 NEW
DXF	EASON TECHNOLOGY LIMITED SPONSORED ADR
DXIV	DIMENSIONAL ETF TRUST DIMENSIONAL INTL
DXJ	WISDOMTREE TR JAPN HEDGE EQT
DXJS	WISDOMTREE TR JPN SCAP HDG EQT
DXLG	DESTINATION XL GROUP INC COM
DXPE	DXP ENTERPRISES INC COM NEW
DXR	DAXOR CORP COM
DXST	DECENT HLDG INC USD CL A ORD SHS
DXUV	DIMENSIONAL ETF TRUST DIMENSIONAL US
DXYZ	DESTINY TECH100 INC COM SHS
DY	DYCOM INDS INC COM
DYAI	DYADIC INTL INC DEL COM
DYCQ	DT CLOUD ACQUISITION CORP ORD SHS
DYCQR	DT CLOUD ACQUISITION CORP RT EXP 021429
DYCQU	DT CLOUD ACQUISITION CORP UNIT
DYFI	ETF OPPORTUNITIES TRUST IDX DYNAMIC FIXE
DYLD	TWO RDS SHARED TR LEADERSHARES DY
DYLG	GLOBAL X FDS GLOBAL X DOW 30
DYN	DYNE THERAPEUTICS INC COM
DYNF	BLACKROCK ETF TRUST ISHARES US EQUIT
DYNI	ETF OPPORTUNITIES TRUST IDX DYNAMIC INNO
DYNX	DYNAMIX CORP SHS CL A
DYNXU	DYNAMIX CORP UNIT
DYNXW	DYNAMIX CORP WT EXP 091225
DYTA	RBB FD INC SGI DIVERSI TAC
DZZ	DEUTSCHE BK AG LONDON BRH GOLD DOUBLE SHOR
E	ENI S P A SPONSORED ADR

EA	ELECTRONIC ARTS INC COM
EAD	ALLSPRING INCOME OPPORTUNIT INC OPPTY FD
EAF	GRAFTECH INTL LTD COM
EAFG	PACER FDS TR DEVELOPED MARKET
EAGG	ISHARES TR ESG AWR US AGRGT
EAGL	2023 ETF SERIES TRUST EAGLE CAPITAL SE
EAI	ENTERGY ARK INC 1M BD 4.875%66
EAPR	INNOVATOR ETFS TRUST EMRGNG MKT APRIL
EARN	ELLINGTON CREDIT COMPANY COM SHS BEN INT
EASG	DBX ETF TR XTRACKERS MSCI
EAT	BRINKER INTL INC COM
EATZ	ADVISORSHARES TR RESTAURANT ETF
EB	EVENTBRITE INC COM CL A
EBAY	EBAY INC. COM
EBC	EASTERN BANKSHARES INC COM
EBF	ENNIS INC COM
EBI	RBB FUND TRUST LONGVIEW ADVANTG
EBIT	HARBOR ETF TRUST HARBOR ALPHAEDGE
EBIZ	GLOBAL X FDS E COMMERCE ETF
EBMT	EAGLE BANCORP MONT INC COM
EBND	SPDR SERIES TRUST BLOOMBERG EMERGI
EBON	EBANG INTL HLDGS INC CL A ORD SH NEW
EBR	CENTRAIS ELETRICAS BRASILEIRAS SPONSORED ADR
EBS	EMERGENT BIOSOLUTIONS INC COM
EBTC	ENTERPRISE BANCORP INC MASS COM
EBUF	INNOVATOR ETFS TRUST EMERGING MRKT 10
EC	ECOPETROL S A SPONSORED ADS
ECAT	BLACKROCK ESG CAP ALLC TERM SHS BEN INT
ECBK	ECB BANCORP INC COM
ECC	EAGLE POINT CREDIT COMPANY INC COM
ECCC	EAGLE POINT CREDIT COMPANY INC 6.50 % SR C TERM
ECCF	EAGLE POINT CREDIT COMPANY INC CAL 29
ECCU	EAGLE POINT CREDIT COMPANY INC NT 30
ECCV	EAGLE POINT CREDIT COMPANY INC NT CAL 29

ECCW	EAGLE POINT CREDIT COMPANY INC 6.75% CAL NT 31
ECCX	EAGLE POINT CREDIT COMPANY INC 6.6875% NT 28
ECDA	ECD AUTOMOTIVE DESIGN INC COM
ECDAW	ECD AUTOMOTIVE DESIGN INC WT EXP 121228
ECF	ELLSWORTH GROWTH & INCOME FD L COM
ECG	EVERUS CONSTR GROUP COM
ECL	ECOLAB INC COM
ECLN	FIRST TR EXCHANGE-TRADED FD IV EIP CARBON IMP
ECML	EA SERIES TRUST EUCLIDEAN FUNDAM
ECNS	ISHARES TR CHINA SM-CAP ETF
ECO	OKEANIS ECO TANKERS COR SHS
ECON	COLUMBIA ETF TR II RESEARCH ENHANCD
ECOR	ELECTROCORE INC COM NEW
ECOW	PACER FDS TR EMRG MKT CASH
ECPG	ENCORE CAP GROUP INC COM
ECVT	ECOVYST INC COM
ECX	ECARX HOLDINGS INC CLASS A ORD
ECXWW	ECARX HOLDINGS INC WT EXP
ED	CONSOLIDATED EDISON INC COM
EDAP	EDAP TMS S A SPONSORED ADR
EDBL	EDIBLE GARDEN AG INC COM NEW
EDBLW	EDIBLE GARDEN AG INC WT EXP
EDC	DIREXION SHS ETF TR DLY EMG MK BL 3X
EDD	MORGAN STANLEY EMERGING MKTS COM
EDF	VIRTUS STONE HBR EMRG MKTS INC COM
EDGF	ADVISORS INNER CIRCLE FD II 3EDGE DYNAMIC FI
EDGH	ADVISORS INNER CIRCLE FD II 3EDGE DYNAMIC HA
EDGI	ADVISORS INNER CIRCLE FD II 3EDGE DYNAMIC IN
EDGU	ADVISORS INNER CIRCLE FD II 3EDGE DYNAMIC US
EDHL	EVERBRIGHT DIGITAL HLDG LTD ORD SHS
EDIT	EDITAS MEDICINE INC COM
EDIV	SPDR INDEX SHS FDS S&P EM MKT DIV
EDN	EMPRESA DIST Y COMERCIAL NORTE SPON ADR
EDOG	ALPS ETF TR EM SECT DIV DG

EDOW	FIRST TR EXCHANGE-TRADED FD DOW 30 EQL WGT
EDRY	EURODRY LTD COM
EDSA	EDESA BIOTECH INC COM NEW
EDTK	SKILLFUL CRAFTSMAN ED TECH LTD ORD SHS
EDU	NEW ORIENTAL ED & TECHNOLOGY G SPON ADR
EDUC	EDUCATIONAL DEV CORP COM
EDV	VANGUARD WORLD FD EXTENDED DUR
EDZ	DIREXION SHS ETF TR DAILY MSCI EMERG
EE	EXCELERATE ENERGY INC CL A COM
EEA	EUROPEAN EQUITY FD INC COM
EEFT	EURONET WORLDWIDE INC COM
EEIQ	EPICQUEST EDUCATN GRP INTL LTD COM
EELV	INVESCO EXCH TRADED FD TR II S&P EMRNG MKTS
EEM	ISHARES TR MSCI EMG MKT ETF
EEMA	ISHARES INC MSCI EM ASIA ETF
EEMO	INVESCO EXCH TRADED FD TR II S&P EMRNG MMTM
EEMS	ISHARES INC EM MKT SM-CP ETF
EEMX	SPDR INDEX SHS FDS MSCI EMR MKT ETF
EES	WISDOMTREE TR US SMALLCAP FUND
EET	PROSHARES TR MSCI EMRG ETF
EETH	PROSHARES TR ETHER ETF
EEV	PROSHARES TR SHT MSCI NEW
EEX	EMERALD HOLDING INC COM
EFA	ISHARES TR MSCI EAFE ETF
EFAA	INVESCO ACTIVELY MANAGED EXCHA MSCI EAFE INCOME
EFAS	GLOBAL X FDS MSCI SUPDIV EA
EFAX	SPDR INDEX SHS FDS MSCI EAFE FS ETF
EFC	ELLINGTON FINANCIAL INC COM
EFFE	HARBOR ETF TRUST OSMOSIS EMERGING
EFFI	HARBOR ETF TRUST OSMOSIS INTL RES
EFIV	SPDR SERIES TRUST S&P 500 ESG ETF
EFO	PROSHARES TR ULTR MSCI ETF
EFOI	ENERGY FOCUS INC COM NEW
EFR	EATON VANCE SR FLTNG RTE TR COM

EFRA	ISHARES TR ENVIRONMNTL INFR
EFSC	ENTERPRISE FINL SVCS CORP COM
EFSCP	ENTERPRISE FINL SVCS CORP 5% DEP PFD SR A
EFSI	EAGLE FINL SVCS INC COM
EFT	EATON VANCE FLTING RATE INC TR COM
EFU	PROSHARES TR ULTRASHORT MSCI
EFX	EQUIFAX INC COM
EFXT	ENERFLEX LTD COM
EFZ	PROSHARES TR PSHS SH MSCI EAF
EG	EVEREST GROUP LTD COM
EGAN	EGAIN CORP COM NEW
EGBN	EAGLE BANCORP INC MD COM
EGGQ	TIDAL TRUST III NESTYIELD VISION
EGGS	TIDAL TRUST III NESTYIELD TOTAL
EGGY	TIDAL TRUST III NESTYIELD DYNAMI
EGHAU	EGH ACQUISITION CORP. UNIT
EGHT	8X8 INC NEW COM
EGLE	GLOBAL X FDS S&P 500 US REVEN
EGO	ELDORADO GOLD CORP NEW COM
EGP	EASTGROUP PPTYS INC COM
EGY	VAALCO ENERGY INC COM NEW
EH	EHANG HLDGS LTD ADS
EHAB	ENHABIT INC COM
EHC	ENCOMPASS HEALTH CORP COM
EHGO	ESHALLGO INC USD ORD SHS CL A
EHI	WESTERN ASSET GBL HIGH INC FD COM
EHLD	EUROHOLDINGS LTD SHS
EHLS	TIDAL TR II EVEN HERD LNG SH
EHTH	EHEALTH INC COM
EIC	EAGLE POINT INCOME COMPANY INC COM
EICA	EAGLE POINT INCOME COMPANY INC CAL NT 26
EICB	EAGLE POINT INCOME COMPANY INC NT 7.75% 28
EICC	EAGLE POINT INCOME COMPANY INC NT 29
EIDO	ISHARES TR MSCI INDONIA ETF

EIG	EMPLOYERS HLDGS INC COM
EIIA	EAGLE PT INSTL INCOME FD SER A TERM PFD
EIM	EATON VANCE MUN BD FD COM
EINC	VANECK ETF TRUST ENERGY INCME ET
EIPI	FIRST TR EXCHNG TRADED FD VIII FT ENERGY INCOME
EIPX	FIRST TR EXCHANGE-TRADED FD IV ENERGY INM PARTN
EIRL	ISHARES TR MSCI IRELAND ETF
EIS	ISHARES INC MSCI ISRAEL ETF
EIX	EDISON INTL COM
EJAN	INNOVATOR ETFS TRUST EMRGNG MKT JAN
EJH	E-HOME HOUSEHOLD SVC HLDGS LTD SHS NEW
EJUL	INNOVATOR ETFS TRUST EMRGNG MKT JULY
EKG	FIRST TR EXCHANGE-TRADED FD II NASDAQ LUX DIGI
EKSO	EKSO BIONICS HLDGS INC COM NEW
EL	LAUDER ESTEE COS INC CL A
ELA	ENVELA CORP COM
ELAB	PMGC HLDGS INC COM NEW
ELAN	ELANCO ANIMAL HEALTH INC COM
ELBM	ELECTRA BATTERY MATERIALS CORP COM
ELC	ENTERGY LA LLC COLLATERAL TR MT
ELCV	STRATEGY SHS EVENTIDE HIGH DI
ELD	WISDOMTREE TR EM LCL DEBT FD
ELDN	ELEDON PHARMACEUTICALS INC COM
ELEV	ELEVATION ONCOLOGY INC COM
ELF	E L F BEAUTY INC COM
ELFY	ALPS ETF TR ELECTRIFICATION
ELIL	DIREXION SHS ETF TR DAILY LLY BULL
ELIS	DIREXION SHS ETF TR DAILY LLY BEAR
ELLO	ELLOMAY CAPITAL LIMITED SHS
ELM	SERIES PORTFOLIOS TR ELM MARKET NAVIG
ELMD	ELECTROMED INC COM
ELME	ELME COMMUNITIES SH BEN INT
ELON	TIDAL TRUST III BATTLESHARES TSL
ELP	COMPANHIA PARANAENSE DE ENERGI SPON ADS

ELPC	COMPANHIA PARANAENSE DE ENERGI SPONSORED ADS
ELPW	ELONG POWER HOLDING LTD. SHS CL A
ELQD	ISHARES TR ESG ADV INVT GRA
ELS	EQUITY LIFESTYLE PPTYS INC COM
ELSE	ELECTRO-SENSORS INC COM
ELTK	ELTEK LTD SHS
ELTX	ELICIO THERAPEUTICS INC COM
ELUT	ELUTIA INC CL A COM
ELV	ELEVANCE HEALTH INC COM
ELVA	ELECTROVAYA INC COM NEW
ELVN	ENLIVEN THERAPEUTICS INC COM
ELWS	EARLYWORKS CO LTD SPONSORED ADS
EM	SMART SH GLOBAL LTD ADS
EMA	EMERA INC COM
EMB	ISHARES TR JPMORGAN USD EMG
EMBC	EMBECTA CORP COMMON STOCK
EMBD	GLOBAL X FDS X EMERGING MKT
EMC	GLOBAL X FDS EMERGING MKT GRT
EMCB	WISDOMTREE TR WSDM EMKTBD FD
EMCG	EMBRACE CHANGE ACQUISITN CORP ORDINARY SHARES
EMCGR	EMBRACE CHANGE ACQUISITN CORP RT
EMCGU	EMBRACE CHANGE ACQUISITN CORP UNIT EX 031727
EMCGW	EMBRACE CHANGE ACQUISITN CORP WT EXP 102526
EMCR	DBX ETF TR XTKR EMGRIN MKTS
EMCS	DBX ETF TR XTRACKERS MSCI E
EMD	WESTERN ASSET EMERGING MKTS DE COM
EMDM	FIRST TR EXCHANGE TRADED FD II BLOOMBERG EMMKT
EME	EMCOR GROUP INC COM
EMEQ	MACQUARIE ETF TRUST FOCUSED EMERGING
EMES	HARBOR ETF TRUST EMERGING MKTS
EMF	TEMPLETON EMERGING MKTS FD COM
EMHC	SPDR SERIES TRUST BLOOMBERG EMG MK
EMIF	ISHARES TR EMGR MKT INF ETF
EML	EASTERN CO COM

EMLC	VANECK ETF TRUST JP MRGAN EM LOC
EMLP	FIRST TR EXCHANGE-TRADED FD IV NO AMER ENERGY
EMM	GLOBAL X FDS EMERGING MARKETS
EMMF	WISDOMTREE TR EMGRING MKTS
EMN	EASTMAN CHEM CO COM
EMNT	PIMCO ETF TR ENHANCD SHORT
EMO	CLEARBRIDGE ENERGY MIDSTRM OPP COM
EMOT	FIRST TR EXCHANGE TRADED FD VI S&P 500 ECONOMIC
EMP	ENTERGY MISSISSIPPI LLC 4.90 1ST BD 66
EMPB	EA SERIES TRUST EFFICIENT MARKET
EMQQ	EXCHANGE TRADED CONCEPTS TRUST EMQQ THE EMERGIN
EMR	EMERSON ELEC CO COM
EMSF	MATTHEWS INTL FDS EMERGING MARKETS
EMTY	PROSHARES TR DECLINE RETAIL
EMX	EMX RTY CORP COM
EMXC	ISHARES INC MSCI EMRG CHN
EMXF	ISHARES TR EGSADVNCDMSCI EM
ENB	ENBRIDGE INC COM
ENDW	EA SERIES TRUST CAMBRIA ENDOWM
ENFR	ALPS ETF TR ALERIAN ENERGY
ENFY	ENLIGHTIFY INC COM NEW
ENGN	ENGENE HOLDINGS INC COM
ENGNW	ENGENE HOLDINGS INC WT EXP 103128
ENGS	ENERGYS GROUP LTD SHS
ENIC	ENEL CHILE S.A. SPONSORED ADR
ENJ	ENTERGY NEW ORLEANS LLC 1ST MTG 5% 52
ENLT	ENLIGHT RENEWABLE ENERGY LTD SHS
ENLV	ENLIVEX THERAPEUTICS LTD COM
ENO	ENTERGY NEW ORLEANS LLC 1ST MTG BD 66
ENOV	ENOVIS CORPORATION COM
ENPH	ENPHASE ENERGY INC COM
ENR	ENERGIZER HLDGS INC NEW COM
ENS	ENERSYS COM
ENSC	ENSYSCE BIOSCIENCES INC COM NEW

ENSG	ENSIGN GROUP INC COM
ENTA	ENANTA PHARMACEUTICALS INC COM
ENTG	ENTEGRIS INC COM
ENTO	ENTERO THERAPEUTICS INC COM NEW
ENTX	ENTERA BIO LTD SHS
ENVA	ENOVA INTL INC COM
ENVB	ENVERIC BIOSCIENCES INC COM
ENVX	ENOVIX CORPORATION COM
ENX	EATON VANCE NEW YORK MUN BD FD COM
ENZL	ISHARES TR NEW ZEALAND ETF
EOCT	INNOVATOR ETFS TRUST EMERGING MKT PWR
EOD	ALLSPRING GLOBAL DIVIDEND OPPO COM
EOG	EOG RES INC COM
EOI	EATON VANCE ENHANCED EQUITY IN COM
EOLS	EVOLUS INC COM
EONR	EON RESOURCES INC COM CL A
EOS	EATON VANCE ENHANCED EQUITY IN COM
EOSE	EOS ENERGY ENTERPRISES INC COM CL A
EOSEW	EOS ENERGY ENTERPRISES INC WT EXP 050626
EOT	EATON VANCE NATL MUN OPPORT TR COM SHS
EP	EMPIRE PETE CORP COM
EPAC	ENERPAC TOOL GROUP CORP CL A COM
EPAM	EPAM SYS INC COM
EPC	EDGEWELL PERS CARE CO COM
EPD	ENTERPRISE PRODS PARTNERS L P COM
EPHE	ISHARES TR MSCI PHILIPS ETF
EPI	WISDOMTREE TR INDIA ERNGS FD
EPIX	ESSA PHARMA INC COM NEW
EPM	EVOLUTION PETE CORP COM
EPMB	HARBOR ETF TRUST MID CAP CORE ETF
EPMV	HARBOR ETF TRUST MID CAP VALUE
EPOL	ISHARES TR MSCI POLAND ETF
EPOW	SUNRISE NEW ENERGY CO LTD ORD CL A SHS
EPP	ISHARES INC MSCI PAC JP ETF

EPR	EPR PPTYS COM SH BEN INT
EPRT	ESSENTIAL PPTYS RLTY TR INC COM
EPRX	EUPRAXIA PHARMACEUTICALS INC COM
EPS	WISDOMTREE TR US LARGECAP FUND
EPSB	HARBOR ETF TRUST SMID CAP CORE
EPSM	EPSIUM ENTERPRISE LTD ORD SHS
EPSN	EPSILON ENERGY LTD COM
EPSV	HARBOR ETF TRUST SMID CAP VALUE
EPU	ISHARES TR MSCI PERU AND GL
EPV	PROSHARES TR ULTRASHORT FTSE
EPWK	EPWK HLDGS LTD SHS CL A
EQ	EQUILLIUM INC COM
EQAL	INVESCO EXCH TRADED FD TR II RUSEL 1000 EQL
EQBK	EQUITY BANCSHARES INC COM CL A
EQH	EQUITABLE HLDGS INC COM
EQIN	COLUMBIA ETF TR I US EQUITY INCOME
EQIX	EQUINIX INC COM
EQL	ALPS ETF TR EQUAL SEC ETF
EQNR	EQUINOR ASA SPONSORED ADR
EQR	EQUITY RESIDENTIAL SH BEN INT
EQRR	PROSHARES TR EQTS FOR RISIN
EQS	EQUUS TOTAL RETURN INC COM
EQT	EQT CORP COM
EQTY	VALUED ADVISERS TR KOVITZ CORE EQT
EQV	EQV VENTURES ACQUISITION CORP. CL A ORD SHS
EQWL	INVESCO EXCHANGE TRADED FD TR S&P 100 EQL WIGH
EQX	EQUINOX GOLD CORP COM
ERAS	ERASCA INC COM
ERC	ALLSPRING MULTI SECTOR INCOME COM
ERET	ISHARES TR ENVIR AWR RL EST
ERH	ALLSPRING UTILITIES AND HIGH I WF UTILITIES INC
ERIC	TELEFONAKTIEBOLAGET LM ERICSS ADR B SEK 10
ERIE	ERIE INDTY CO CL A
ERII	ENERGY RECOVERY INC COM

ERJ	EMBRAER S.A. SPONSORED ADS
ERNA	ERNEXA THERAPEUTICS INC COM NEW
ERNZ	LISTED FDS TR TRUESHARES ACTIV
ERO	ERO COPPER CORP COM
ERTH	INVESCO EXCHANGE TRADED FD TR INVESCO MSCI
ERX	DIREXION SHS ETF TR DLY ENRGY BULL2X
ERY	DIREXION SHS ETF TR DAILY ENERGY BEA
ES	EVERSOURCE ENERGY COM
ESAB	ESAB CORPORATION COM
ESBA	EMPIRE ST RLTY OP L P UNIT LTD PRTNSP
ESCA	ESCALADE INC COM
ESE	ESCO TECHNOLOGIES INC COM
ESEA	EUROSEAS LTD SHS
ESGD	ISHARES TR ESG AW MSCI EAFE
ESGE	ISHARES INC ESG AWR MSCI EM
ESGL	ESGL HLDGS LTD SHS
ESGLW	ESGL HLDGS LTD WT EXP 101928
ESGR	ENSTAR GROUP LIMITED SHS
ESGRO	ENSTAR GROUP LTD 7% DP RP PFD E
ESGRP	ENSTAR GROUP LTD DEP SHS PFD D
ESGU	ISHARES TR ESG AWR MSCI USA
ESHA	ESH ACQUISITION CORP COM
ESHAR	ESH ACQUISITION CORP RT
ESI	ELEMENT SOLUTIONS INC COM
ESIX	SPDR SERIES TRUST SPDR S&P SMALLCA
ESLA	ESTRELLA IMMUNOPHARMA INC COM
ESLAW	ESTRELLA IMMUNOPHARMA INC WT EXP 092928
ESLT	ELBIT SYS LTD ORD
ESMV	ISHARES TR ESG OPTIMIZED MS
ESN	NORTHERN LTS FD TR II ESSENTIAL 40 STO
ESNT	ESSENT GROUP LTD COM
ESOA	ENERGY SVCS ACQUISITION CORP COM
ESP	ESPEY MFG & ELECTRS CORP COM
ESPO	VANECK ETF TRUST VIDEO GMNG ESPRT

ESPR	ESPERION THERAPEUTICS INC NEW COM
ESQ	ESQUIRE FINL HLDGS INC COM
ESRT	EMPIRE ST RLTY TR INC CL A
ESS	ESSEX PPTY TR INC COM
ESSA	ESSA BANCORP INC COM
ESTA	ESTABLISHMENT LABS HLDGS INC COM
ESTC	ELASTIC N V ORD SHS
ET	ENERGY TRANSFER L P COM UT LTD PTN
ETB	EATON VANCE TAX MNGED BUY WRIT COM
ETD	ETHAN ALLEN INTERIORS INC COM
ETEC	ISHARES TR BREAKTHROUGH ENV
ETG	EATON VANCE TX ADV GLBL DIV FD COM
ETH	GRAYSCALE ETHEREUM MINI TR ETF SHS NEW
ETHA	ISHARES ETHEREUM TR SHS
ETHD	PROSHARES TR ULTRASHORT ETHER
ETHE	GRAYSCALE ETHEREUM TRUST ETF SHS
ETHO	AMPLIFY ETF TR AMPLIFY ETHO CLI
ETHT	PROSHARES TR ULTRA ETHER ETF
ETHW	BITWISE ETHEREUM ETF SHS
ETJ	EATON VANCE RISK-MANAGED DIVER COM
ETN	EATON CORP PLC SHS
ETNB	89BIO INC COM
ETO	EATON VANCE TAX-ADVANTAGED GLO COM
ETON	ETON PHARMACEUTICALS INC COM
ETOR	ETORO GROUP LTD SHS CL A
ETR	ENTERGY CORP NEW COM
ETSY	ETSY INC COM
ETV	EATON VANCE TAX-MANAGED BUY- W COM
ETW	EATON VANCE TAX-MANAGED GLOBAL COM
ETWO	E2OPEN PARENT HOLDINGS INC COM CL A
ETX	EATON VANCE MUN INCOME 2028 TE SHS
ETY	EATON VANCE TAX-MANAGED DIVERS COM
EU	ENCORE ENERGY CORP COM NEW
EUDA	EUDA HEALTH HOLDINGS LTD ORD SHS

EUDAW	EUDA HEALTH HOLDINGS LTD WT EXP 112227
EUDG	WISDOMTREE TR EURO QTLY DIV GR
EUFN	ISHARES TR MSCI EURO FL ETF
EUM	PROSHARES TR SHORT MSCI EMRNG
EUO	PROSHARES TR II ULTRASHRT EURO
EURK	EUREKA ACQUISITION CORP SHS CL A
EURKR	EUREKA ACQUISITION CORP RT EXP 010326
EURKU	EUREKA ACQUISITION CORP UNIT EXP 062529
EURL	DIREXION SHS ETF TR DLY FTS BUL 3X
EUSA	ISHARES INC MSCI EQUAL WEITE
EUSB	ISHARES TR ESG ADV TTL USD
EUSM	STRATEGY SHS EVENTIDE US MRKT
EVAV	DIREXION SHS ETF TR DAILY ELECTRIC
EVAX	EVAXION AS SPONSORED ADS
EVC	ENTRAVISION COMMUNICATIONS CP CL A
EVCM	EVERCOMMERCE INC COM
EVER	EVERQUOTE INC COM CL A
EVEX	EVE HLDG INC COM
EVF	EATON VANCE SR INCOME TR SH BEN INT
EVG	EATON VANCE SHORT DURATION DIV COM
EVGN	EVOGENE LTD SHS NEW
EVGO	EVGO INC CL A COM
EVGOW	EVGO INC WT EXP 070126
EVH	EVOLENT HEALTH INC CL A
EVHY	MORGAN STANLEY ETF TRUST EATON VANCE HIGH
EVI	EVI INDS INC COM
EVIM	MORGAN STANLEY ETF TRUST EATON VANCE INTE
EVLN	MORGAN STANLEY ETF TRUST EATON VANCE FLTG
EVLV	EVOLV TECHNOLOGIES HLDNGS INC COM CL A
EVLVW	EVOLV TECHNOLOGIES HLDNGS INC WT EXP 071626
EVM	EATON VANCE CALIF MUN BD FD COM
EVMT	INVESCO ACTVELY MNGD ETC FD TR ELC VEH MTLS CDT
EVN	EATON VANCE MUNI INCOME TRUST SH BEN INT
EVNT	ALTSHARES TRUST EVENT-DRIVEN ETF

EVO	EVOTEC AG SPONSORED ADS
EVOK	EVOKE PHARMA INC COM
EVR	EVERCORE INC CLASS A
EVRG	EVERGY INC COM
EVRI	EVERI HLDGS INC COM
EVSB	MORGAN STANLEY ETF TRUST EATON VANCE ULTR
EVSD	MORGAN STANLEY ETF TRUST EATON VANCE SHOR
EVSM	MORGAN STANLEY ETF TRUST EATON VANCE SHRT
EVT	EATON VANCE TAX ADVT DIV INCM COM
EVTC	EVERTEC INC COM
EVTL	VERTICAL AEROSPACE LTD SHS NEW
EVTR	MORGAN STANLEY ETF TRUST EATON VANCE TOTA
EVTV	ENVIROTECH VEHICLES INC COM NEW
EVV	EATON VANCE LIMITED DURATION I COM
EVX	VANECK ETF TRUST ENVIRONMENTAL SR
EVYM	MORGAN STANLEY ETF TRUST EATON VANCE HIGH
EW	EDWARDS LIFESCIENCES CORP COM
EWA	ISHARES INC MSCI AUST ETF
EWBC	EAST WEST BANCORP INC COM
EWC	ISHARES INC MSCI CDA ETF
EWCZ	EUROPEAN WAX CTR INC CLASS A COM
EWD	ISHARES INC MSCI SWEDEN ETF
EWG	ISHARES INC MSCI GERMANY ETF
EWH	ISHARES INC MSCI HONG KG ETF
EWI	ISHARES INC MSCI ITALY ETF
EWJ	ISHARES INC MSCI JPN ETF NEW
EWJV	ISHARES TR MSCI JP VALUE
EWK	ISHARES INC MSCI BELGIUM ETF
EWL	ISHARES INC MSCI SWITZERLAND
EWM	ISHARES INC MSCI MLY ETF NEW
EWN	ISHARES INC MSCI NETHERL ETF
EWO	ISHARES INC MSCI AUSTRIA ETF
EWP	ISHARES INC MSCI SPAIN ETF
EWQ	ISHARES INC MSCI FRANCE ETF

EWS	ISHARES INC MSCI SINGPOR ETF
EWT	ISHARES INC MSCI TAIWAN ETF
EWTX	EDGEWISE THERAPEUTICS INC COM
EWU	ISHARES TR MSCI UK ETF NEW
EWV	PROSHARES TR ULTRASHORT MSCI
EWW	ISHARES INC MSCI MEXICO ETF
EWX	SPDR INDEX SHS FDS S&P EMKTSC ETF
EWY	ISHARES INC MSCI STH KOR ETF
EWZ	ISHARES INC MSCI BRAZIL ETF
EWZS	ISHARES TR BRAZIL SM-CP ETF
EXAS	EXACT SCIENCES CORP COM
EXC	EXELON CORP COM
EXE	EXPAND ENERGY CORPORATION COM
EXEEL	EXPAND ENERGY CORPORATION WT EXP 020926 C
EXEEW	EXPAND ENERGY CORPORATION WT EXP 020926 A
EXEEZ	EXPAND ENERGY CORPORATION WT EXP 020926 B
EXEL	EXELIXIS INC COM
EXFY	EXPENSIFY INC COM CL A
EXG	EATON VANCE TAX-MANAGED GLOBAL COM
EXI	ISHARES TR GLOB INDSTRL ETF
EXK	ENDEAVOUR SILVER CORP COM
EXLS	EXLSERVICE HOLDINGS INC COM
EXOD	EXODUS MOVEMENT INC COM CL A
EXOZ	EXOZYMES INC COM
EXP	EAGLE MATLS INC COM
EXPD	EXPEDITORS INTL WASH INC COM
EXPE	EXPEDIA GROUP INC COM NEW
EXPI	EXP WORLD HLDGS INC COM
EXPO	EXPONENT INC COM
EXR	EXTRA SPACE STORAGE INC COM
EXTR	EXTREME NETWORKS COM
EYE	NATIONAL VISION HLDGS INC COM
EYEG	AB ACTIVE ETFS INC CORPORATE BD ETF
EYEN	EYENOVIA INC COM NEW

EYPT	EYEPOINT PHARMACEUTICALS INC COM NEW
EZA	ISHARES INC MSCI STH AFR ETF
EZGO	EZGO TECHNOLOGIES LTD NEW ORD SHS
EZJ	PROSHARES TR UL MSCI JP ETF
EZM	WISDOMTREE TR US MIDCAP FUND
EZPW	EZCORP INC CL A NON VTG
F	FORD MTR CO COM
FA	FIRST ADVANTAGE CORP NEW COM
FAAR	FIRST TR EXCHANGE TRAD FD VII ALT ABSLT STRG
FAAS	DIGIASIA CORP SHS
FAASW	DIGIASIA CORP WT EXP 040229
FAB	FIRST TR EXCHANGE-TRADED ALPHA SHS ISSUED FRST
FACT	FACT II ACQUISITION CORP ORD SHS CL A
FACTU	FACT II ACQUISITION CORP UNITS
FACTW	FACT II ACQUISITION CORP WT EXP 112631
FAD	FIRST TR EXCHANGE-TRADED ALPHA COM SHS
FAF	FIRST AMERN FINL CORP COM
FAI	FIRST TR EXCHANGE TRADED FD II BLOOMBERG AI ETF
FALN	ISHARES TR FALN ANGLS USD
FAMI	FARMMI INC SHS NEW
FAN	FIRST TR EXCHANGE-TRADED FD II GBL WND ENRG ETF
FANG	DIAMONDBACK ENERGY INC COM
FARM	FARMER BROS CO COM
FARO	FARO TECHNOLOGIES INC COM
FARX	ADVISORS INNER CIRCLE FD II FRONTIER ASSET A
FAS	DIREXION SHS ETF TR DLY FIN BULL NEW
FAST	FASTENAL CO COM
FAT	FAT BRANDS INC CLASS A COM
FATBB	FAT BRANDS INC CLASS B COM
FATBP	FAT BRANDS INC PFD SER B
FATBW	FAT BRANDS INC WT EXP 071625
FATE	FATE THERAPEUTICS INC COM
FATN	FATPIPE INC UT COM
FAX	ABRDN ASIA PACIFIC INCOME FUND COM NEW

FAZ	DIREXION SHS ETF TR DAILY FINL BEAR
FBGL	FBS GLOBAL LTD ORD SHS
FBIN	FORTUNE BRANDS INNOVATIONS INC COM
FBIO	FORTRESS BIOTECH INC COM NEW
FBIOP	FORTRESS BIOTECH INC 9.375% CUM PFD A
FBIZ	FIRST BUSINESS FINL SVCS INC W COM
FBK	FB FINL CORP COM
FBL	GRANITESHARES ETF TR 2X LONG META DAI
FBLA	FB BANCORP INC COM
FBLG	FIBROBIOLOGICS INC COM SHS
FBNC	FIRST BANCORP N C COM
FBND	FIDELITY MERRIMACK STR TR TOTAL BD ETF
FBOT	FIDELITY COVINGTON TRUST DISRUPTIVE AUTOM
FBP	FIRST BANCORP P R COM NEW
FBRT	FRANKLIN BSP RLTY TR INC COMMON STOCK
FBRX	FORTE BIOSCIENCES INC COM NEW
FBT	FIRST TR EXCHANGE-TRADED FD NY ARCA BIOTECH
FBY	TIDAL TR II YIELDMAX META
FBYD	FALCONS BEYOND GLOBAL INC COM CL A
FBYDW	FALCONS BEYOND GLOBAL INC WT EXP 031626
FBZ	FIRST TR EXCH TRD ALPHDX FD II BRAZIL ALPHADEX
FC	FRANKLIN COVEY CO COM
FCA	FIRST TR EXCH TRD ALPHDX FD II CHINA ALPHADEX
FCAL	FIRST TR EXCH TRADED FD III CALIF MUN INCM
FCAP	FIRST CAP INC COM
FCBC	FIRST CMNTY BANKSHARES INC VA COM
FCBD	ADVISORS INNER CIRCLE FD II FRONTIER ASSET C
FCCO	FIRST CMNTY CORP S C COM
FCEF	FIRST TR EXCHNG TRADED FD VIII INCOME OPPRTNTES
FCEL	FUELCELL ENERGY INC COM NEW
FCF	FIRST COMWLTH FINL CORP PA COM
FCFS	FIRSTCASH HOLDINGS INC COM
FCFY	FIRST TR EXCHANGE-TRADED FD FIRST TR S&P 500
FCG	FIRST TR EXCHANGE-TRADED FD NAT GAS ETF

FCN	FTI CONSULTING INC COM
FCNCA	FIRST CTZNS BANCSHARES INC N C CL A
FCNCO	FIRST CTZNS BANCSHARES INC DEL 5.625 NONCM SR C
FCNCP	FIRST CTZNS BANCSHARES INC DEL 5.375 DEP PFD A
FCO	ABRDN GLOBAL INCOME FUND INC COM
FCOM	FIDELITY COVINGTON TRUST MSCI COMMNTN SVC
FCOR	FIDELITY MERRIMACK STR TR CORP BOND ETF
FCPT	FOUR CORNERS PPTY TR INC COM
FCRX	CRESCENT CAP BDC INC NT CAL 26
FCSH	FEDERATED HERMES ETF TRUST SHORT DURATION C
FCT	FIRST TR SR FLTG RATE INCOME F COM
FCTE	ETF OPPORTUNITIES TRUST SMI 3FOURTEEN FU
FCUS	TIDAL TR II PINNACLE FOCUSED
FCUV	FOCUS UNVL INC COM NEW
FCVT	FIRST TR EXCHANGE-TRADED FD IV SSI STRG ETF
FCX	FREEPORT-MCMORAN INC CL B
FDAT	TIDAL TR II TACTICAL ADVANT
FDBC	FIDELITY D & D BANCORP INC COM
FDCF	FIDELITY COVINGTON TRUST DISRUPTIVE COMMU
FDD	FIRST TR EXCHANGE-TRADED FD II COMMON SHS
FDFF	FIDELITY COVINGTON TRUST DISRUPTIVE FIN E
FDG	AMERICAN CENTY ETF TR FOCUSED DYNAMIC
FDHY	FIDELITY COVINGTON TRUST ENHANCED HIGH YI
FDIF	FIDELITY COVINGTON TRUST DISRUPTORS ETF
FDIG	FIDELITY COVINGTON TRUST CRYPTO IND & DIG
FDIS	FIDELITY COVINGTON TRUST MSCI CONSM DIS
FDIV	EA SERIES TRUST MARKETDESK FOCUS
FDL	FIRST TR EXCHANGE-TRADED FD SHS
FDLO	FIDELITY COVINGTON TRUST LOW VOLITY ETF
FDLS	NORTHERN LTS FD TR IV INSPIRE FIDELIS
FDM	FIRST TR EXCHANGE-TRADED FD COM SHS ANNUAL
FDMO	FIDELITY COVINGTON TRUST MOMENTUM FACTR
FDMT	4D MOLECULAR THERAPEUTICS INC COM
FDN	FIRST TR EXCHANGE-TRADED FD DJ INTERNT IDX

FDNI	FIRST TR EXCHANGE TRADED FD II DJ INTL INTRNT
FDP	FRESH DEL MONTE PRODUCE INC ORD
FDRR	FIDELITY COVINGTON TRUST DIVID ETF RISI
FDS	FACTSET RESH SYS INC COM
FDSB	FIFTH DIST BANCORP INC COM
FDT	FIRST TR EXCH TRD ALPHDX FD II DEV MRK EX US
FDTS	FIRST TR EXCH TRD ALPHDX FD II EX US SML CP
FDTX	FIDELITY COVINGTON TRUST DISRUPTIVE TECH
FDUS	FIDUS INVT CORP COM
FDV	FEDERATED HERMES ETF TRUST US STRATEGIC DIV
FDVV	FIDELITY COVINGTON TRUST HIGH DIVID ETF
FDWM	FIDELITY COVINGTON TRUST WOMEN'S LEADER
FDX	FEDEX CORP COM
FE	FIRSTENERGY CORP COM
FEAC	FIDELITY COVINGTON TRUST ENHANCED U S ALL
FEAM	5E ADVANCED MATERIALS INC COM NEW
FEAT	TIDAL TR II YIELDMAX DORSEY
FEBO	FENBO HOLDINGS LTD SHS
FEBT	AIM ETF PRODUCTS TRUST US LRGCP B10 FEB
FEBW	AIM ETF PRODUCTS TRUST US LRGCP B20 FEB
FEDM	FLEXSHARES TR ESG & CLM DEVELP
FEDU	FOUR SEASONS ED CAYMAN INC SPON ADS
FEGE	RBB FUND TRUST FIRST EAGLE GBL
FEIG	FLEXSHARES TR ESG & CLM INVEST
FEIM	FREQUENCY ELECTRS INC COM
FELC	FIDELITY COVINGTON TRUST ENHANCED LARGE
FELE	FRANKLIN ELEC INC COM
FELG	FIDELITY COVINGTON TRUST ENHANCED LARGE
FELV	FIDELITY COVINGTON TRUST ENHANCED LARGE
FEM	FIRST TR EXCH TRD ALPHDX FD II EMERG MKT ALPH
FEMB	FIRST TR EXCH TRADED FD III EME MRK BD ETF
FEMR	FIDELITY COVINGTON TRUST ENHANCED EMRNGS
FEMS	FIRST TR EXCH TRD ALPHDX FD II EM SML CP ALPH
FEMY	FEMASYS INC COM

FENC	FENNEC PHARMACEUTICALS INC COM
FENG	PHOENIX NEW MEDIA LTD SPONSORED ADS
FENI	FIDELITY COVINGTON TRUST ENHANCED INTL
FENY	FIDELITY COVINGTON TRUST MSCI ENERGY IDX
FEOE	RBB FUND TRUST FIRST EAGLE OVER
FEP	FIRST TR EXCH TRD ALPHDX FD II EUROPE ALPHADEX
FEPI	ETF OPPORTUNITIES TRUST REX FANG & INNOV
FER	FERROVIAL SE ORD SHS
FERA	FIFTH ERA ACQUISITION CORP I ORD SHS CL A
FERAR	FIFTH ERA ACQUISITION CORP I RT EXP 022130
FERAU	FIFTH ERA ACQUISITION CORP I UNITS
FERG	FERGUSON ENTERPRISES INC COMMON STOCK NEW
FESM	FIDELITY COVINGTON TRUST ENHANCED SMALL
FET	FORUM ENERGY TECHNOLOGIES INC COM
FEUS	FLEXSHARES TR ESG & CLM US LRG
FEUZ	FIRST TR EXCH TRD ALPHDX FD II EURO ALPHADEX
FEX	FIRST TR EXCHANGE-TRADED ALPHA COM SHS
FEZ	SPDR INDEX SHS FDS EURO STOXX 50
FF	FUTUREFUEL CORP COM
FFA	FIRST TR ENHANCED EQUITY INCOM COM
FFAI	FARADAY FUTURE INTLGT ELEC INC COM NEW CL A
FFAIW	FARADAY FUTURE INTLGT ELEC INC WT EXP 072126
FFBC	FIRST FINL BANCORP OH COM
FFC	FLAHERTY & CRUMRINE PFD SECS I COM
FFIC	FLUSHING FINL CORP COM
FFIN	FIRST FINL BANKSHARES INC COM
FFIU	SPINNAKER ETF SERIES UVA UNCONSTRAIND
FFIV	F5 INC COM
FFLS	NORTHERN LTS FD TR II FUTURE FD LNG SH
FFND	NORTHERN LTS FD TR II ONE GLOBAL ETF
FFTY	INNOVATOR ETFS TRUST IBD 50 ETF
FFWM	FIRST FNDTN INC COM
FG	F&G ANNUITIES & LIFE INC COMMON STOCK
FGB	FIRST TR SPECIALTY FIN & FINL COM BEN INTR

FGBI	FIRST GTY BANCSHARES INC COM
FGBIP	FIRST GTY BANCSHARES INC 6.75% DEP PFD A
FGD	FIRST TR EXCHANGE TRADED FD II DJ GLBL DIVID
FGDL	FRANKLIN TEMPLETON HOLDINGS TR RESPBLY SRCD GLD
FGEN	FIBROGEN INC COM
FGF	FUNDAMENTAL GLOBAL INC COM NEW
FGFPP	FUNDAMENTAL GLOBAL INC 8% PFD SER A
FGI	FGI INDUSTRIES LTD ORDINARY SHARES
FGIWW	FGI INDUSTRIES LTD WT EXP 012127
FGL	FOUNDER GROUP LTD ORD SHS
FGM	FIRST TR EXCH TRD ALPHDX FD II GERMANY ALPHA
FGMC	FG MERGER II CORP COM
FGMCR	FG MERGER II CORP RT EXP 021130
FGMCU	FG MERGER II CORP UNIT EXP 021130
FGN	F&G ANNUITIES & LIFE INC NT 53
FGSM	ADVISORS INNER CIRCLE FD II FRONTIER ASSET G
FGSN	F&G ANNUITIES & LIFE INC CAL 65
FHB	FIRST HAWAIIAN INC COM
FHI	FEDERATED HERMES INC CL B
FHLC	FIDELITY COVINGTON TRUST MSCI HLTH CARE I
FHN	FIRST HORIZON CORPORATION COM
FHTX	FOGHORN THERAPEUTICS INC COM
FHYS	FEDERATED HERMES ETF TRUST SHORT DURATION H
FI	FISERV INC COM
FIAT	TIDAL TR II YIELDMAX SHORT
FIAX	TIDAL TR II NICHOLAS FIXED
FIBK	FIRST INTST BANCSYSTEM INC COM
FICO	FAIR ISAAC CORP COM
FICS	FIRST TR EXCHANGE TRADED FD VI INTL DEV STRNGTH
FID	FIRST TR EXCHANGE TRADED FD VI S&P INTL DIVID
FIDI	FIDELITY COVINGTON TRUST INT HG DIV ETF
FIDU	FIDELITY COVINGTON TRUST MSCI INDL INDX
FIGB	FIDELITY MERRIMACK STR TR INVESTMENT GR BD
FIGS	FIGS INC CL A

FIHL	FIDELIS INSURANCE HOLDINGS LTD COM
FIIG	FIRST TR EXCHANGE-TRADED FD IV INTERMEDIATE DUR
FILL	ISHARES INC GLB ENR PROD ETF
FINE	THEMES ETF TR EURO LUXURY ETF
FINS	ANGEL OAK FINL STRATEGIES INCM COM BEN INT
FINT	ADVISORS INNER CIRCLE FD II FRONTIER ASSET T
FINV	FINVOLUTION GROUP SPONSORED ADS
FINW	FINWISE BANCORP COM
FINX	GLOBAL X FDS FINTECH ETF
FIP	FTAI INFRASTRUCTURE INC COMMON STOCK
FIRI	TIDAL ETF TR FIRE FUNDS INCM
FIRS	TIDAL ETF TR FIRE FUNDS WEALT
FIS	FIDELITY NATL INFORMATION SVCS COM
FISI	FINANCIAL INSTNS INC COM
FISK	EMPIRE ST RLTY OP L P UNIT LTD PRT 250
FISR	SSGA ACTIVE TR SPDR SSGA FXD
FITB	FIFTH THIRD BANCORP COM
FITBI	FIFTH THIRD BANCORP DEP 1/1000 PFD
FITBO	FIFTH THIRD BANCORP 4.95 DP SH PFD K
FITBP	FIFTH THIRD BANCORP 6% DP SH CL B SR
FITE	SPDR SERIES TRUST S&P KENSHO FUTRE
FIVA	FIDELITY COVINGTON TRUST INT VL FCT ETF
FIVE	FIVE BELOW INC COM
FIVN	FIVE9 INC COM
FIVY	TIDAL TR II YIELDMAX DORSEY
FIW	FIRST TR EXCHANGE-TRADED FD WTR ETF
FIX	COMFORT SYS USA INC COM
FIXD	FIRST TR EXCHNG TRADED FD VIII SMITH OPPORT FXD
FIXP	TIDAL ETF TR FOLIOBEYOND ENHA
FIZZ	NATIONAL BEVERAGE CORP COM
FJP	FIRST TR EXCH TRD ALPHDX FD II JAPAN ALPHADEX
FKU	FIRST TR EXCH TRD ALPHDX FD II UNIT KING ALPH
FKWL	FRANKLIN WIRELESS CORP COM
FL	FOOT LOCKER INC COM

FLAG	GLOBAL X FDS S&P 500 US MARKE
FLAO	AIM ETF PRODUCTS TRUST ALLIANZIM US EQT
FLAU	FRANKLIN TEMPLETON ETF TR FTSE AUSTRALIA
FLAX	FRANKLIN TEMPLETON ETF TR FRANKLIN ASIA
FLBR	FRANKLIN TEMPLETON ETF TR FTSE BRAZIL
FLC	FLAHERTY & CRUMRINE TOTAL RETU COM
FLCA	FRANKLIN TEMPLETON ETF TR FTSE CANADA
FLCB	FRANKLIN TEMPLETON ETF TR US CORE BOND ETF
FLCC	FEDERATED HERMES ETF TRUST MDT LARGE CAP
FLCE	ADVISORS INNER CIRCLE FD II FRONTIER ASSET U
FLCG	FEDERATED HERMES ETF TRUST MDT LARGE CAP
FLCH	FRANKLIN TEMPLETON ETF TR FTSE CHINA
FLCO	FRANKLIN TEMPLETON ETF TR INVT GRADE CORPT
FLCV	FEDERATED HERMES ETF TRUST MDT LARGE CAP
FLD	FOLD HLDGS INC COM CL A
FLDB	FIDELITY MERRIMACK STR TR LOW DURATION BD
FLDDW	FOLD HLDGS INC WT EXP 021430
FLEE	FRANKLIN TEMPLETON ETF TR FTSE EUROPE
FLEU	FRANKLIN TEMPLETON ETF TR FRANKLIN FTSE
FLEX	FLEX LTD ORD
FLG	FLAGSTAR FINANCIAL INC COM NEW
FLGB	FRANKLIN TEMPLETON ETF TR FTSE UNTD KGDM
FLGC	FLORA GROWTH CORP COM
FLGR	FRANKLIN TEMPLETON ETF TR FTSE GERMANY
FLGT	FULGENT GENETICS INC COM
FLGV	FRANKLIN TEMPLETON ETF TR US TREASURY BOND
FLHK	FRANKLIN TEMPLETON ETF TR FTSE HONG KONG
FLIN	FRANKLIN TEMPLETON ETF TR FRANKLIN INDIA
FLJH	FRANKLIN TEMPLETON ETF TR FTSE JAPAN HDG
FLJJ	AIM ETF PRODUCTS TRUST ALLIANZIM U S EQ
FLJP	FRANKLIN TEMPLETON ETF TR FTSE JAPAN ETF
FLKR	FRANKLIN TEMPLETON ETF TR FTSE SOUTH KOREA
FLL	FULL HSE RESORTS INC COM
FLLA	FRANKLIN TEMPLETON ETF TR FTSE LATN AMRC

FLMB	FRANKLIN TEMPLETON ETF TR MUNICIPAL GRN BD
FLMI	FRANKLIN TEMPLETON ETF TR FRANKLIN DYN MUN
FLMX	FRANKLIN TEMPLETON ETF TR FTSE MEXICO
FLN	FIRST TR EXCH TRD ALPHDX FD II LATIN AMER ALP
FLNC	FLUENCE ENERGY INC COM CL A
FLNG	FLEX LNG LTD SHS
FLNT	FLUENT INC COM NEW
FLO	FLOWERS FOODS INC COM
FLOC	FLOWCO HLDGS INC COM CL A
FLOW	GLOBAL X FDS US CASH FLOW
FLR	FLUOR CORP NEW COM
FLRG	FIDELITY COVINGTON TRUST FIDELITY US MLTF
FLRN	SPDR SERIES TRUST BLOOMBERG INVT
FLRT	PACER FDS TR PAC ASSET FLTG
FLS	FLOWSERVE CORP COM
FLSA	FRANKLIN TEMPLETON ETF TR FTSE SAUDI ARB
FLSP	FRANKLIN TEMPLETON ETF TR SYSTMTC STYL PRE
FLSW	FRANKLIN TEMPLETON ETF TR FRANKLN SWZLND
FLTB	FIDELITY MERRIMACK STR TR LTD TRM BD ETF
FLTR	VANECK ETF TRUST IG FLOATING RATE
FLTW	FRANKLIN TEMPLETON ETF TR FTSE TAIWAN
FLUD	FRANKLIN TEMPLETON ETF TR ULTRA SHORT BOND
FLUT	FLUTTER ENTMT PLC SHS
FLUX	FLUX PWR HLDGS INC COM NEW
FLV	AMERICAN CENTY ETF TR FOCUSED LRG CAP
FLWS	1 800 FLOWERS COM INC CL A
FLX	BINGEX LTD SPONSORED ADS A
FLXR	TCW ETF TRUST FLEXIBLE INCOME
FLXS	FLEXSTEEL INDS INC COM
FLYD	BANK MONTREAL MEDIUM MICROSECTORS TRA
FLYE	FLY E GROUP INC COM
FLYU	BANK MONTREAL MEDIUM CAL LKD 42
FLYW	FLYWIRE CORPORATION COM VTG
FLYX	FLYEXCLUSIVE INC COM CL A

FLYY	SPIRIT AVIATION HLDGS INC COM
FMAO	FARMERS & MERCHANTS BANCORP IN COM
FMAT	FIDELITY COVINGTON TRUST MSCI MATLS INDEX
FMB	FIRST TR EXCH TRADED FD III MANAGD MUN ETF
FMBH	FIRST MID ILL BANCSHARES INC COM
FMC	FMC CORP COM NEW
FMCE	NORTHERN LTS FD TR IV FM COMPOUNDERS
FMCX	NORTHERN LTS FD TR IV FM FOCUS EQUITY
FMDE	FIDELITY COVINGTON TRUST ENHANCED MID
FMED	FIDELITY COVINGTON TRUST DISRUPTIVE MEDIC
FMET	FIDELITY COVINGTON TRUST METAVERSE ETF
FMF	FIRST TR EXCHANGE-TRADED FD V MNGD FUTRS STRGY
FMHI	FIRST TR EXCH TRADED FD III MUNI HI INCM ETF
FMN	FEDERATED HERMES PREM MUNI INM COM
FMNB	FARMERS NATIONAL BANC CORP COM
FMNY	FIRST TR EXCH TRADED FD III NEW YORK MUNI
FMQQ	EXCHANGE TRADED CONCEPTS TRUST FMQQ THE NEXT FR
FMS	FRESENIUS MEDICAL CARE AG SPONSORED ADR
FMST	FOREMOST CLEAN ENERGY LTD COM
FMSTW	FOREMOST CLEAN ENERGY LTD WT EXP 082428
FMTM	EA SERIES TRUST MARKETDESK FOCUS
FMTO	FEMTO TECHNOLOGIES INC COM
FMUB	FIDELITY MERRIMACK STR TR MUN BD OPPORTUN
FMUN	FIDELITY MERRIMACK STR TR SYSTEMATIC MUN
FMX	FOMENTO ECONOMICO MEXICANO SAB SPON ADR UNITS
FMY	FIRST TR MTG INCOME FD COM SHS
FN	FABRINET SHS
FNB	F N B CORP COM
FNCL	FIDELITY COVINGTON TRUST MSCI FINLS IDX
FND	FLOOR & DECOR HLDGS INC CL A
FNDA	SCHWAB STRATEGIC TR FUNDAMENTAL US S
FNDB	SCHWAB STRATEGIC TR FUNDAMENTAL US B
FNDC	SCHWAB STRATEGIC TR FUNDAMENTAL INTL
FNDE	SCHWAB STRATEGIC TR FUNDAMENTAL EMER

FNDF	SCHWAB STRATEGIC TR FUNDAMENTAL INTL
FNDX	SCHWAB STRATEGIC TR FUNDAMENTAL US L
FNF	FIDELITY NATIONAL FINANCIAL IN FNF GROUP COM
FNGB	BANK MONTREAL QUE CAL LKD 45
FNGD	BANK MONTREAL MEDIUM MICROSECTORS FA
FNGG	DIREXION SHS ETF TR DAILY NYSE FANG
FNGO	BANK MONTREAL QUE 2X LEVERAGED
FNGR	FINGERMOTION INC COM
FNGS	BANK MONTREAL MEDIUM NT LKD 38
FNK	FIRST TR EXCHANGE-TRADED ALPHA MID CAP VAL FD
FNKO	FUNKO INC COM CL A
FNLC	FIRST BANCORP INC ME COM
FNV	FRANCO NEV CORP COM
FNWB	FIRST NORTHWEST BANCORP COM
FNWD	FINWARD BANCORP COM
FNX	FIRST TR EXCHANGE-TRADED ALPHA COM SHS
FNY	FIRST TR EXCHANGE-TRADED ALPHA MID CP GR ALPH
FOA	FINANCE OF AMERICA COMPAN CL A NEW
FOF	COHEN & STEERS CLOSED-END OPPO COM
FOLD	AMICUS THERAPEUTICS INC COM
FONR	FONAR CORP COM NEW
FOPC	ADVISORS INNER CIRCLE FD II FRONTIER ASSET O
FOR	FORESTAR GROUP INC COM
FORA	FORIAN INC COM
FORD	FORWARD INDS INC N Y COM NEW
FORH	ETF OPPORTUNITIES TRUST FORMIDABLE ETF
FORL	FOUR LEAF ACQUISITION CORP COM CL A
FORLU	FOUR LEAF ACQUISITION CORP UNIT EX 031528
FORLW	FOUR LEAF ACQUISITION CORP WT EXP 031528
FORM	FORMFACTOR INC COM
FORR	FORRESTER RESH INC COM
FORTY	FORMULA SYSTEMS 1985 LTD SPONSORED ADS
FOSL	FOSSIL GROUP INC COM
FOSLL	FOSSIL GROUP INC CAL NT 26

FOUR	SHIFT4 PMTS INC CL A
FOVL	ISHARES TR FOCUSD VAL FAC
FOX	FOX CORP CL B COM
FOXA	FOX CORP CL A COM
FOXF	FOX FACTORY HLDG CORP COM
FOXO	FOXO TECHNOLOGIES INC COM SHS
FOXX	FOXX DEV HLDGS INC COM
FOXXW	FOXX DEV HLDGS INC WT EXP 092629
FOXY	SIMPLIFY EXCHANGE TRADED FUNDS CURRENCY STRATEG
FPA	FIRST TR EXCH TRD ALPHDX FD II ASIA EX JAPAN
FPAY	FLEXSHOPPER INC COM NEW
FPE	FIRST TR EXCH TRADED FD III PFD SECS INC ETF
FPEI	FIRST TR EXCH TRADED FD III INSTL PFD SECS
FPF	FIRST TR INTER DURATN PFD & IN COM
FPH	FIVE POINT HOLDINGS LLC COM CL A
FPI	FARMLAND PARTNERS INC COM
FPX	FIRST TR EXCHANGE-TRADED FD US EQTY OPPT ETF
FPXE	FIRST TR EXCHANGE TRADED FD II IPOX EUROPE EQ
FPXI	FIRST TR EXCHANGE TRADED FD II INTL EQUITY OPP
FQAL	FIDELITY COVINGTON TRUST QLTY FCTOR ETF
FR	FIRST INDL RLTY TR INC COM
FRA	BLACKROCK FLOATING RATE INCOME COM
FRAF	FRANKLIN FINL SVCS CORP COM
FRBA	FIRST BK WILLIAMSTOWN NEW JERS COM
FRD	FRIEDMAN INDS INC COM
FREL	FIDELITY COVINGTON TRUST MSCI RL EST ETF
FRGE	FORGE GLOBAL HOLDINGS INC COM SHS
FRGT	FREIGHT TECHNOLOGIES INC ORD SHS
FRHC	FREEDOM HLDG CORP NEV COM
FRI	FIRST TR EXCHANGE-TRADED FD COM
FRME	FIRST MERCHANTS CORP COM
FRMEP	FIRST MERCHANTS CORP 7.50% PFD SER A
FRO	FRONTLINE PLC COM
FROG	JFROG LTD ORD SHS

FRPH	FRP HLDGS INC COM
FRPT	FRESHPET INC COM
FRSH	FRESHWORKS INC CLASS A COM
FRST	PRIMIS FINANCIAL CORP COM
FRSX	FORESIGHT AUTONOMOUS HLDGS LTD SPONSORED ADR
FRT	FEDERAL RLTY INVT TR NEW SH BEN INT NEW
FRTY	THE ALGER ETF TRUST MID CAP 40 ETF
FSBC	FIVE STAR BANCORP COM
FSBD	FIDELITY MERRIMACK STR TR SUSTAINABLE CORE
FSBW	FS BANCORP INC COM
FSCC	FEDERATED HERMES ETF TRUST MDT SMALL CAP
FSCO	FS CREDIT OPPORTUNITIES CORP COMMON STOCK
FSCS	FIRST TR EXCHANGE TRADED FD VI SMID CAPITAL STR
FSEA	FIRST SEACOAST BANCORP INC COM
FSEC	FIDELITY MERRIMACK STR TR INVESTMENT GR SE
FSFG	FIRST SVGS FINL GROUP INC COM
FSGS	FIRST TR EXCHANGE TRADED FD VI FIRST TRUST SMID
FSHP	FLAG SHIP ACQUISITION CORP ORD SHS
FSHPR	FLAG SHIP ACQUISITION CORP RT EXP 033126
FSHPU	FLAG SHIP ACQUISITION CORP UNIT EXP 052229
FSI	FLEXIBLE SOLUTIONS INTL INC COM
FSIG	FIRST TR EXCHANGE-TRADED FD IV LIMITED DURATION
FSK	FS KKR CAP CORP COM
FSLD	FIDELITY MERRIMACK STR TR SUSTAINABLE LOW
FSLR	FIRST SOLAR INC COM
FSLY	FASTLY INC CL A
FSM	FORTUNA MNG CORP COM NEW
FSMB	FIRST TR EXCH TRADED FD III SHRT DUR MNG MUN
FSMD	FIDELITY COVINGTON TRUST SML MID MLTFCT
FSP	FRANKLIN STR PPTYS CORP COM
FSS	FEDERAL SIGNAL CORP COM
FSST	FIDELITY COVINGTON TRUST SUSTAINABLE U S
FSTA	FIDELITY COVINGTON TRUST CONSMR STAPLES
FSTR	FOSTER L B CO COM

FSUN	FIRSTSUN CAP BANCORP COM
FSV	FIRSTSERVICE CORP NEW COM
FSYD	FIDELITY COVINGTON TRUST SUSTAINABLE HIGH
FSZ	FIRST TR EXCH TRD ALPHDX FD II SWITZLND ALPHA
FT	FRANKLIN UNVL TR SH BEN INT
FTA	FIRST TR EXCHANGE-TRADED ALPHA COM SHS
FTAG	FIRST TR EXCHANGE TRADED FD II INDXX GLOBAL AGR
FTAI	FTAI AVIATION LTD SHS
FTAIM	FTAI AVIATION LTD 9.500% CUM PFD D
FTAIN	FTAI AVIATION LTD 8.25% RED PFD C
FTBD	FIDELITY MERRIMACK STR TR TACTICAL BOND
FTBI	FIRST TR EXCHANGE TRADED FD VI BALANCED INCOME
FTC	FIRST TR EXCHANGE-TRADED ALPHA COM SHS
FTCB	FIRST TR EXCHANGE-TRADED FD IV CORE INVESTMENT
FTCE	FIRST TR EXCHANGE TRADED FD VI NEW CONSTRUCTS C
FTCI	FTC SOLAR INC COM NEW
FTCS	FIRST TR EXCHANGE-TRADED FD CAP STRENGTH ETF
FTDR	FRONTDOOR INC COM
FTDS	FIRST TR EXCHANGE-TRADED FD DIVIDEND STRNGTH
FTEC	FIDELITY COVINGTON TRUST MSCI INFO TECH I
FTEK	FUEL TECH INC COM
FTEL	FITELL CORP SHS
FTF	FRANKLIN LTD DURATION INCOME T COM
FTFT	FUTURE FINTECH GROUP INC COM NEW
FTGC	FIRST TR EXCHANGE TRAD FD VII FST TR GLB FD
FTGS	FIRST TR EXCHANGE-TRADED FD GROWTH STRENGTH
FTHF	FIRST TR EXCHANGE TRADED FD II EMERGING MARKETS
FTHI	FIRST TR EXCHANGE TRADED FD VI BUYWRIT INCM ETF
FTHM	FATHOM HOLDINGS INC COM
FTHY	FIRST TR HIGH YIELD OPPRT 2027 COM
FTI	TECHNIPFMC PLC COM
FTIF	FIRST TR EXCHANGE-TRADED FD BLOOMBERG INFLAT
FTK	FLOTEK INDS INC DEL COM NEW
FTKI	FIRST TR EXCHANGE TRADED FD VI SM CAP BUYWRITE

FTLF	FITLIFE BRANDS INC COM NEW
FTLS	FIRST TR EXCH TRADED FD III LNG/SHT EQUITY
FTNT	FORTINET INC COM
FTQI	FIRST TR EXCHANGE TRADED FD VI NASDAQ BUYWRITE
FTRB	FEDERATED HERMES ETF TRUST HERMES TOTAL RET
FTRE	FORTREA HLDGS INC COMMON STOCK
FTRI	FIRST TR EXCHANGE TRADED FD II INDXX NAT RE ETF
FTRK	FAST TRACK GROUP ORD SHS
FTS	FORTIS INC COM
FTSD	FRANKLIN ETF TR SHRT DUR US GOVT
FTSL	FIRST TR EXCHANGE-TRADED FD IV SENIOR LN FD
FTSM	FIRST TR EXCHANGE-TRADED FD IV FIRST TR ENH NEW
FTV	FORTIVE CORP COM
FTWO	EA SERIES TRUST STRIVE NATURAL
FTXG	FIRST TR EXCHANGE TRADED FD VI NASDQ FOD BVRG
FTXH	FIRST TR EXCHANGE TRADED FD VI NASDQ PHRMTCLS
FTXL	FIRST TR EXCHANGE TRADED FD VI NASDQ SEMCNDTR
FTXN	FIRST TR EXCHANGE TRADED FD VI NASDQ OIL GAS
FTXO	FIRST TR EXCHANGE TRADED FD VI NASDAQ BK ETF
FTXR	FIRST TR EXCHANGE TRADED FD VI NASDAQ TRANSN
FUBO	FUBOTV INC COM
FUFU	BITFUFU INC CL A ORD SHS
FUFUW	BITFUFU INC WT EXP 030129
FUL	FULLER H B CO COM
FULC	FULCRUM THERAPEUTICS INC COM
FULT	FULTON FINL CORP PA COM
FULTP	FULTON FINL CORP PA DEP PER PFD SR A
FUMB	FIRST TR EXCH TRADED FD III ULTRA SHT DUR MU
FUN	SIX FLAGS ENTERTAINMENT CORP COM
FUNC	FIRST UTD CORP COM
FUND	SPROTT FOCUS TR INC COM
FURY	FURY GOLD MINES LIMITED COM
FUSB	FIRST US BANCSHARES INC COM
FUSI	AMERICAN CENTY ETF TR MULTISECTOR FLOA

FUTU	FUTU HLDGS LTD SPON ADS CL A
FUTY	FIDELITY COVINGTON TRUST MSCI UTILS INDEX
FV	FIRST TR EXCHANGE TRADED FD VI DORSEY WRT 5 ETF
FVAL	FIDELITY COVINGTON TRUST VLU FACTOR ETF
FVC	FIRST TR EXCHANGE TRADED FD VI DORSEY WRIGHT
FVCB	FVCBANKCORP INC COM
FVD	FIRST TR EXCHANGE-TRADED FD SHS
FVN	FUTURE VISION II ACQUISITION SHS
FVNNR	FUTURE VISION II ACQUISITION RT EXP 062929
FVNNU	FUTURE VISION II ACQUISITION UNIT EXP 062029
FVR	FRONTVIEW REIT INC COM
FVRR	FIVERR INTL LTD ORD SHS
FWD	AB ACTIVE ETFS INC DISRUPTORS ETF
FWONA	LIBERTY MEDIA CORP DEL COM LBTY ONE S A
FWONK	LIBERTY MEDIA CORP DEL COM LBTY ONE S C
FWRD	FORWARD AIR CORP COM
FWRG	FIRST WATCH RESTAURANT GROUP I COM
FXA	INVESCO CURRENCYSHARES AUSTRAL AUSTRALIAN DOL
FXB	INVESCO CURRENCYSHARES BRIT PO BRIT POUN STRL
FXC	INVESCO CURRENCYSHARES CDN DLR CDN DLR SHS
FXD	FIRST TR EXCHANGE TRADED FD II CONSUMR DISCRE
FXE	INVESCO CURRENCYSHARES EURO TR EURO SHS
FXED	TIDAL ETF TR SOUND ENHANCED
FXF	INVESCO CURRENCYSHARES SWISS F SWISS FRANC
FXG	FIRST TR EXCHANGE TRADED FD II CONSUMR STAPLE
FXH	FIRST TR EXCHANGE TRADED FD II HLTH CARE ALPH
FXI	ISHARES TR CHINA LG-CAP ETF
FXL	FIRST TR EXCHANGE TRADED FD II TECH ALPHADEX
FXN	FIRST TR EXCHANGE TRADED FD II ENERGY ALPHADX
FXNC	FIRST NATL CORP COM
FXO	FIRST TR EXCHANGE TRADED FD II FINLS ALPHADEX
FXP	PROSHARES TR ULTSHT FT CH 50
FXR	FIRST TR EXCHANGE TRADED FD II INDLS PROD DUR
FXU	FIRST TR EXCHANGE TRADED FD II UTILITIES ALPH

FXY	INVESCO CURRENCYSHARES JAPANES JAPANESE YEN
FXZ	FIRST TR EXCHANGE TRADED FD II MATERIALS ALPH
FYBR	FRONTIER COMMUNICATIONS PARENT COM
FYC	FIRST TR EXCHANGE-TRADED ALPHA SML CP GRW ALP
FYT	FIRST TR EXCHANGE-TRADED ALPHA SML CAP VAL ALPH
FYX	FIRST TR EXCHANGE-TRADED ALPHA COM SHS
G	GENPACT LIMITED SHS
GAB	GABELLI EQUITY TR INC COM
GABC	GERMAN AMERN BANCORP INC COM
GABF	GABELLI ETFS TRUST FINL SVCS OPPTYS
GAEM	SIMPLIFY EXCHANGE TRADED FUNDS GAMMA EMERGING
GAIA	GAIA INC NEW CL A
GAIN	GLADSTONE INVT CORP COM
GAINI	GLADSTONE INVT CORP CAL NT 30
GAINL	GLADSTONE INVT CORP CAL NT 28
GAINN	GLADSTONE INVT CORP CAL NT 26
GAINZ	GLADSTONE INVT CORP CAL NT 28
GAL	SSGA ACTIVE ETF TR GLOBL ALLO ETF
GALT	GALECTIN THERAPEUTICS INC COM NEW
GAM	GENERAL AMERN INVS CO INC COM
GAMB	GAMBLING COM GROUP LIMITED ORDINARY SHARES
GAME	GAMESQUARE HLDGS INC COM
GAMR	AMPLIFY ETF TR VIDEO GAME LEADE
GANX	GAIN THERAPEUTICS INC COM
GAP	GAP INC COM
GASS	STEALTHGAS INC SHS
GAST	GABELLI ETFS TRUST AUTOMATION ETF
GATX	GATX CORP COM
GAU	GALIANO GOLD INC COM
GAUZ	GAUZY LTD SHS
GB	GLOBAL BLUE GROUP HOLDING AG ORD SHS
GBAB	GUGGENHEIM TAXABLE MUNICP BOND COM
GBCI	GLACIER BANCORP INC NEW COM
GBDC	GOLUB CAP BDC INC COM

GBF	ISHARES TR GOV/CRED BD ETF
GBFH	GBANK FINL HLDGS INC COM
GBIL	GOLDMAN SACHS ETF TR ACCES TREASURY
GBIO	GENERATION BIO CO COM
GBLD	INVESCO EXCH TRADED FD TR II MSCI GREEN BUIL
GBLI	GLOBAL INDEMNITY GROUP LLC COM CL A
GBR	NEW CONCEPT ENERGY INC COM
GBTC	GRAYSCALE BITCOIN TRUST ETF SHS REP COM UT
GBTG	GLOBAL BUSINESS TRAVEL GROUP COM CL A
GBUG	SPROTT FDS TR ACTIVE GOLD & SI
GBUY	GOLDMAN SACHS ETF TR FUTURE CONSUMER
GBX	GREENBRIER COS INC COM
GCAD	GABELLI ETFS TRUST COMMERCIAL AEROS
GCAL	GOLDMAN SACHS ETF TR DYNAMIC CAL MUNI
GCBC	GREENE CNTY BANCORP INC COM
GCC	WISDOMTREE TR ENHNCD CMMDTY ST
GCI	GANNETT CO INC COM
GCL	GCL GLOBAL HLDGS LTD SHS
GCLWW	GCL GLOBAL HLDGS LTD WT EXP 021330
GCMG	GCM GROSVENOR INC COM CL A
GCMGW	GCM GROSVENOR INC WT EXP 111725
GCO	GENESCO INC COM
GCOR	GOLDMAN SACHS ETF TR ACCESS US AGRAT
GCT	GIGACLOUD TECHNOLOGY INC CLASS A ORD
GCTK	GLUCOTRACK INC COM NEW
GCTS	GCT SEMICONDUCTOR HLDG INC COMMON STOCK
GCV	GABELLI CONV & INC SECS FD INC COM
GD	GENERAL DYNAMICS CORP COM
GDC	GD CULTURE GROUP LTD COM NEW
GDDY	GODADDY INC CL A
GDEN	GOLDEN ENTMT INC COM
GDEV	GDEV INC ORD SHS NEW
GDEVW	GDEV INC WT EXP
GDHG	GOLDEN HEAVEN GROUP HLDGS LTD SHS NEW CL A

GDIV	HARBOR ETF TRUST DIVIDEND GTH LEA
GDL	GDL FD COM SH BEN IT
GDO	WSTRN AST GLBL CORP OPP FD INC COM
GDOC	GOLDMAN SACHS ETF TR FUTURE HEALTH
GDOT	GREEN DOT CORP CL A
GDRX	GOODRX HLDGS INC COM CL A
GDS	GDS HLDGS LTD SPONSORED ADS
GDTC	CYTOMED THERAPEUTICS LIMITED SHS
GDV	GABELLI DIVID & INCOME TR COM
GDX	VANECK ETF TRUST GOLD MINERS ETF
GDXD	BANK MONTREAL MEDIUM MICROSECTORS GOL
GDXJ	VANECK ETF TRUST JUNIOR GOLD MINE
GDXU	BANK MONTREAL QUE MICROSCTR 3X LEV
GDXY	TIDAL TR II YIELDMAX GOLD MI
GDYN	GRID DYNAMICS HLDGS INC CL A
GE	GE AEROSPACE COM NEW
GECC	GREAT ELM CAP CORP COM NEW
GECCH	GREAT ELM CAP CORP CAL NT 29
GECCI	GREAT ELM CAP CORP NT 29
GECCO	GREAT ELM CAP CORP CAL NT 26
GECCZ	GREAT ELM CAP CORP NT 8.75% 28
GEF	GREIF INC CL A
GEG	GREAT ELM GROUP INC COM NEW
GEGGL	GREAT ELM GROUP INC NT CALL 27
GEHC	GE HEALTHCARE TECHNOLOGIES INC COMMON STOCK
GEL	GENESIS ENERGY L P UNIT LTD PARTN
GELS	GELTEQ LIMITED SHS
GEM	GOLDMAN SACHS ETF TR ACTIVEBETA EME
GEME	2023 ETF SERIES TRUST PACIFIC NOS GLOB
GEN	GEN DIGITAL INC COM
GENC	GENCOR INDS INC COM
GEND	SPINNAKER ETF SERIES GENTER CAP DIV
GENI	GENIUS SPORTS LIMITED SHARES CL A
GENK	GEN RESTAURENT GROUP CL A COM

GENM	SPINNAKER ETF SERIES GENTER CAP MUNIC
GENT	SPINNAKER ETF SERIES GENTER CAP TAXAB
GENVR	GEN DIGITAL INC CVR
GENW	SPINNAKER ETF SERIES GENTER CAP INTL
GEO	GEO GROUP INC NEW COM
GEOS	GEOSPACE TECHNOLOGIES CORP COM
GERN	GERON CORP COM
GES	GUESS INC COM
GETY	GETTY IMAGES HOLDINGS INC CL A COM
GEV	GE VERNOVA INC COM
GEVO	GEVO INC COM PAR
GF	NEW GERMANY FD INC COM
GFAI	GUARDFORCE AI CO LTD SHS NEW
GFAIW	GUARDFORCE AI CO LTD WT EXP 100126
GFF	GRIFFON CORP COM
GFGF	EA SERIES TRUST GURU FAV STOCKS
GFI	GOLD FIELDS LTD SPONSORED ADR
GFL	GFL ENVIRONMENTAL INC SUB VTG SHS
GFLW	VICTORY PORTFOLIOS II VICTORYSHARES FR
GFR	GREENFIRE RES LTD NEW COM SHS
GFS	GLOBALFOUNDRIES INC ORDINARY SHARES
GGAL	GRUPO FINANCIERO GALICIA S.A. SPONSORED ADR
GGB	GERDAU SA SPON ADR REP PFD
GGG	GRACO INC COM
GGLL	DIREXION SHS ETF TR DAILY GOOGL 2X S
GGLS	DIREXION SHS ETF TR DAILY GOOGL BR1X
GGM	NORTHERN LTS FD TR II GGM MACRO ALIGNM
GGME	INVESCO EXCHANGE TRADED FD TR NEXT GEN MEDIA
GGN	GAMCO GLOBAL GOLD NAT RES & COM SH BEN INT
GGR	GOGORO INC ORDINARY SHARES
GGROW	GOGORO INC WT EXP 040427
GGRW	GABELLI ETFS TRUST GROWTH INNOVATOR
GGT	GABELLI MULTIMEDIA TR INC COM
GGUS	GOLDMAN SACHS ETF TR MARKETBETA RUSS

GGZ	GABELLI GLOBAL SMALL & MID CAP COM
GH	GUARDANT HEALTH INC COM
GHC	GRAHAM HLDGS CO COM CL B
GHG	GREENTREE HOSPITALITY GROUP SPONSORED ADS
GHI	GREYSTONE HOUSING IMPACT INVES BEN UNIT CTF
GHLD	GUILD HLDGS CO CL A
GHM	GRAHAM CORP COM
GHRS	GH RESEARCH PLC ORDINARY SHARES
GHY	PGIM GLOBAL HIGH YIELD FD FORM COM
GHYB	GOLDMAN SACHS ETF TR ACCESS HIG YLD
GIAX	TIDAL TR II NICHOLAS GLOBAL
GIB	CGI INC CL A SUB VTG
GIBO	GIBO HOLDINGS LTD. ORD SH CL A
GIBOW	GIBO HOLDINGS LTD. WT EXP 050830
GIC	GLOBAL INDUSTRIAL COMPANY COM
GIFI	GULF IS FABRICATION INC COM
GIFT	GIFTIFY INC COM
GIG	GIGCAPITAL7 CORP ORD SHS CL A
GIGB	GOLDMAN SACHS ETF TR ACCESS INVT GR
GIGGU	GIGCAPITAL7 CORP UNIT
GIGGW	GIGCAPITAL7 CORP WT EXP 082929
GIGM	GIGAMEDIA LTD SHS NEW
GII	SPDR INDEX SHS FDS S&P GBLINF ETF
GIII	G III APPAREL GROUP LTD COM
GIL	GILDAN ACTIVEWEAR INC COM
GILD	GILEAD SCIENCES INC COM
GILT	GILAT SATELLITE NETWORKS LTD SHS NEW
GIND	GOLDMAN SACHS ETF TR INDIA EQUITY ETF
GINN	GOLDMAN SACHS ETF TR INNOVAT EQ ETF
GINX	RBB FD INC SGI ENHANCED GLB
GIPR	GENERATION INCOME PPTYS INC COM NEW
GIPRW	GENERATION INCOME PPTYS INC WT EXP
GIS	GENERAL MLS INC COM
GITS	GLOBAL INTERACTIVE TECHNOLOGIE COM NEW

GJH	STRATS TR UTD STS CELLULAR COR STRATS 6.375
GJO	STRATS TR FOR WAL-MART STORES STRT CTF 05-4
GJP	STRATS TR FOR DOMINION RES INC STRT CTF 05-6
GJR	STRATS TR FOR PROCTR&GAMBL SEC CTF 2006-1
GJS	STRATS TR GOLDMAN SACHS GROUP STRATS CTF 33
GJT	STRATS TR ALLSTATE CORP 06-3 ASSET BKD
GK	ADVISORSHARES TR GERBER KAWASAKI
GKOS	GLAUKOS CORP COM
GL	GLOBE LIFE INC COM
GLAD	GLADSTONE CAPITAL CORP COM NEW
GLADZ	GLADSTONE CAPITAL CORP CAL 7.75% 28
GLBE	GLOBAL E ONLINE LTD SHS
GLBS	GLOBUS MARITIME LIMITED NEW COM NEW
GLBZ	GLEN BURNIE BANCORP COM
GLCR	LISTED FDS TR GLACIERSHARES
GLD	SPDR GOLD TR GOLD SHS
GLDD	GREAT LAKES DREDGE & DOCK CORP COM
GLDG	GOLDMINING INC COM
GLDI	UBS AG ENTRACS GOLD SHS
GLDM	WORLD GOLD TR SPDR GLD MINIS
GLDY	TIDAL TR II DEFIANCE GOLD
GLE	GLOBAL ENGINE GROUP HOLDING LT SHS CL A
GLIN	VANECK ETF TRUST INDIA GROWTH LDR
GLL	PROSHARES TR II ULTRASHRT NEW
GLMD	GALMED PHARMACEUTICALS LTD SHS
GLNG	GOLAR LNG LTD SHS
GLO	CLOUGH GLOBAL OPPORTUNITIES FD SH BEN INT
GLOB	GLOBANT S A COM
GLOF	ISHARES TR GLOBAL EQUITY
GLOW	VICTORY PORTFOLIOS II VICTORYSHARES WE
GLP	GLOBAL PARTNERS LP COM UNITS
GLPG	GALAPAGOS NV SPON ADR
GLPI	GAMING & LEISURE PPTYS INC COM
GLQ	CLOUGH GLOBAL EQUITY FD COM

GLRE	GREENLIGHT CAPITAL RE LTD CLASS A
GLRY	NORTHERN LTS FD TR IV INSPIRE MOMENTUM
GLSI	GREENWICH LIFESCIENCES INC COM
GLTO	GALECTO INC COM NEW
GLTR	ABRDN PRECIOUS METALS BASKET E PHYSCL PRECS MET
GLU	GABELLI GLOBL UTIL & INCOME TR COM SH BEN INT
GLUE	MONTE ROSA THERAPEUTICS INC COM
GLV	CLOUGH GLOBAL DIVID & INCOME F COM
GLW	CORNING INC COM
GLXG	GALAXY PAYROLL GROUP LTD SHS CL A
GLXY	GALAXY DIGITAL INC. CL A
GLYC	GLYCOMIMETICS INC COM
GM	GENERAL MTRS CO COM
GMAB	GENMAB A/S SPONSORED ADS
GME	GAMESTOP CORP NEW CL A
GMED	GLOBUS MED INC CL A
GMET	VANECK ETF TRUST GREEN METALS ETF
GMF	SPDR INDEX SHS FDS ASIA PACIF ETF
GMGI	GOLDEN MATRIX GROUP INC COM
GMHS	GAMEHAUS HOLDINGS INC ORD SHS CL A
GMM	GLOBAL MOFY AI LIMITED SHS NEW
GMMA	TIDAL TRUST III GAMMAROAD MKT
GMMF	BLACKROCK ETF TRUST ISHARES GOVT MON
GMNY	GOLDMAN SACHS ETF TR DYNAMIC NY MUNI
GMOI	2023 ETF SERIES TRUST II GMO INTL VALUE
GMOV	2023 ETF SERIES TRUST II GMO US VALUE
GMRE	GLOBAL MED REIT INC COM NEW
GMS	GMS INC COM
GMUB	GOLDMAN SACHS ETF TR MUNI INCOME ETF
GMUN	GOLDMAN SACHS ETF TR COMMUNITY MUNI
GNE	GENIE ENERGY LTD CL B
GNFT	GENFIT S A ADS
GNK	GENCO SHIPPING & TRADING LTD SHS
GNL	GLOBAL NET LEASE INC COM NEW

GNLN	GREENLANE HLDGS INC CL A NEW
GNLX	GENELUX CORPORATION COM
GNMA	ISHARES TR GNMA BOND ETF
GNOM	GLOBAL X FDS GENOMIC BIOTECH
GNPX	GENPREX INC COM NEW
GNR	SPDR INDEX SHS FDS GLB NAT RESRCE
GNRC	GENERAC HLDGS INC COM
GNS	GENIUS GROUP LTD SHS NEW
GNSS	GENASYS INC COM
GNT	GAMCO NAT RES GOLD & INCOME TR SH BEN INT
GNTA	GENENTA SCIENCE S P A SPONSORED ADS
GNTX	GENTEX CORP COM
GNTY	GUARANTY BANCSHARES INC TEX COM
GNW	GENWORTH FINL INC COM SHS
GO	GROCERY OUTLET HLDG CORP COM
GOAU	ETF SER SOLUTIONS US GBL GLD PRE
GOCO	GOHEALTH INC CL A NEW
GOEX	GLOBAL X FDS GLOBAL X GOLD EX
GOF	GUGGENHEIM STRATEGIC OPPORTUN COM SBI
GOGL	GOLDEN OCEAN GROUP LTD SHS NEW
GOGO	GOGO INC COM
GOLF	ACUSHNET HLDGS CORP COM
GOOD	GLADSTONE COMMERCIAL CORP COM
GOODN	GLADSTONE COMMERCIAL CORP 6.625 SR E PFD
GOODO	GLADSTONE COMMERCIAL CORP 6% CUM PFD G
GOOG	ALPHABET INC CAP STK CL C
GOOGL	ALPHABET INC CAP STK CL A
GOOS	CANADA GOOSE HLDGS INC SHS SUB VTG
GOOY	TIDAL TR II YIELDMAX GOOGL
GORO	GOLD RESOURCE CORP COM
GORV	LAZYDAYS HLDGS INC COM
GOSS	GOSSAMER BIO INC COM
GOTU	GAOTU TECHEDU INC SPONSORED ADS
GOVI	INVESCO EXCH TRADED FD TR II EQUAL WEGT 0-30

GOVX	GEOVAX LABS INC COM SHS
GOVXW	GEOVAX LABS INC WT EXP 092925
GP	GREENPOWER MTR CO INC COM NEW
GPAT	GP-ACT III ACQUISITION CORP CL A
GPATU	GP-ACT III ACQUISITION CORP UNIT
GPATW	GP-ACT III ACQUISITION CORP WT EXP 051329
GPC	GENUINE PARTS CO COM
GPCR	STRUCTURE THERAPEUTICS INC SPONSORED ADS
GPI	GROUP 1 AUTOMOTIVE INC COM
GPIQ	GOLDMAN SACHS ETF TR NASDAQ-100 PREMI
GPIX	GOLDMAN SACHS ETF TR S&P 500 PREMIUM
GPJA	GEORGIA PWR CO 5% JR SUB NT 77
GPK	GRAPHIC PACKAGING HLDG CO COM
GPMT	GRANITE PT MTG TR INC COM STK
GPN	GLOBAL PMTS INC COM
GPOR	GULFPORT ENERGY CORP COMMON SHARES
GPRE	GREEN PLAINS INC COM
GPRF	GOLDMAN SACHS ETF TR ACCESS U S PFD S
GPRK	GEOPARK LTD USD SHS
GPRO	GOPRO INC CL A
GPTY	TIDAL TR II YIELDMAX AI & T
GPUS	HYPERSCALE DATA INC COM SHS
GQI	NATIXIS ETF TR GATEWAY QUALITY
GQQQ	EA SERIES TRUST ASTORIA US QUALI
GQRE	FLEXSHARES TR GLB QLT R/E IDX
GRAB	GRAB HOLDINGS LIMITED CLASS A ORD
GRABW	GRAB HOLDINGS LIMITED WT EXP
GRAF	GRAF GLOBAL CORP ORD SHS CL A
GRAL	GRAIL INC COM
GRBK	GREEN BRICK PARTNERS INC COM
GRC	GORMAN RUPP CO COM
GRCE	GRACE THERAPEUTICS INC COM
GRDN	GUARDIAN PHARMACY SVCS INC CL A
GREE	GREENIDGE GENERATION HLDGS INC CLASS A COM

GREEL	GREENIDGE GENERATION HLDGS INC CAL NT 26
GREK	GLOBAL X FDS MSCI GREECE ETF
GRF	EAGLE CAP GROWTH FD INC COM
GRFS	GRIFOLS S A SP ADR REP B NVT
GRI	GRI BIO INC COM NEW
GRID	FIRST TR EXCHANGE TRADED FD II NASDQ CLN EDGE
GRMN	GARMIN LTD SHS
GRN	BARCLAYS BANK PLC IPATH SER B ETN
GRNB	VANECK ETF TRUST GREEN BOND ETF
GRND	GRINDR INC COM
GRNQ	GREENPRO CAP CORP COM NEW
GRNT	GRANITE RIDGE RESOURCES INC COM
GRNY	TIDAL ETF TR FUNDSTRAT GRANNY
GRO	BRAZIL POTASH CORP COMMON SHARES
GROV	GROVE COLLABORATIVE HOLD INC COM CL A
GROW	U S GLOBAL INVS INC CL A
GROY	GOLD ROYALTY CORP COMMON SHARES
GRPM	INVESCO EXCHANGE TRADED FD TR S&P MIDCAP 400
GRPN	GROUPON INC COM NEW
GRPZ	INVESCO EXCH TRADED FD TR II S&P SMALCP 600 R
GRRR	GORILLA TECHNOLOGY GROUP INC SHS NEW
GRRRW	GORILLA TECHNOLOGY GROUP INC WT EXP
GRVY	GRAVITY CO LTD SPONSORED ADS NE
GRW	TCW ETF TRUST COMPOUNDERS ETF
GRWG	GROWGENERATION CORP COM
GRX	GABELLI HLTHCARE & WELLNESS TR SHS
GRYP	GRYPHON DIGITAL MNG INC COM
GS	GOLDMAN SACHS GROUP INC COM
GSAT	GLOBALSTAR INC COM NEW
GSBC	GREAT SOUTHN BANCORP INC COM
GSBD	GOLDMAN SACHS BDC INC SHS
GSC	GOLDMAN SACHS ETF TR SMALL CAP EQUITY
GSEU	GOLDMAN SACHS ETF TR ACTIVEBETA EUR
GSFP	GOLDMAN SACHS ETF TR FUTURE

GSG	ISHARES S&P GSCI COMMODITY- IN UNIT BEN INT
GSHD	GOOSEHEAD INS INC COM CL A
GSHR	GESHER ACQUISITION CORP. II USD CL A ORD SHS
GSHRU	GESHER ACQUISITION CORP. II UNITS EXP 031130
GSHRW	GESHER ACQUISITION CORP. II WT EXP 103131
GSIB	THEMES ETF TR GLOBAL SYSTEMICA
GSIE	GOLDMAN SACHS ETF TR ACTIVEBETA INT
GSIG	GOLDMAN SACHS ETF TR ACES INVSTMNT GR
GSIT	GSI TECHNOLOGY INC COM
GSIW	GARDEN STAGE LIMITED USD ORD SHS
GSJY	GOLDMAN SACHS ETF TR ACTIVEBETA JAP
GSK	GSK PLC SPONSORED ADR
GSKH	PRECIDIAN ETFS TR GSK PLC ADRHEDGE
GSL	GLOBAL SHIP LEASE INC NEW COM CL A
GSLC	GOLDMAN SACHS ETF TR ACTIVEBETA US LG
GSM	FERROGLOBE PLC SHS
GSPY	TIDAL ETF TR GOTHAM ENHNCD
GSRT	GSR III ACQUISITION CORP CL A
GSRTR	GSR III ACQUISITION CORP RT
GSRTU	GSR III ACQUISITION CORP UNIT
GSSC	GOLDMAN SACHS ETF TR ACTIVEBETA US
GSUN	GOLDEN SUN HEALTH TECH GRP LTD SHS NEW
GSY	INVESCO ACTIVELY MANAGED EXCHA ULTRA SHRT DUR
GT	GOODYEAR TIRE & RUBR CO COM
GTBP	GT BIOPHARMA INC COM
GTE	GRAN TIERRA ENERGY INC COM
GTEC	GREENLAND TECHNOLOGIES HLDG SHS NEW
GTEK	GOLDMAN SACHS ETF TR FUTURE TECH LEAD
GTENU	GORES HLDGS X INC UNIT EXP 050230
GTES	GATES INDL CORP PLC ORD SHS
GTI	GRAPHJET TECHNOLOGY CLASS A ORD SHS
GTIM	GOOD TIMES RESTAURANTS INC COM NEW
GTLB	GITLAB INC CLASS A COM
GTLS	CHART INDS INC COM

GTM	ZOOMINFO TECHNOLOGIES INC COMMON STOCK
GTN	GRAY MEDIA INC COM
GTO	INVESCO ACTIVELY MANAGED EXCHA TOTAL RETURN
GTR	WISDOMTREE TR TARGET RANGE FD
GTX	GARRETT MOTION INC COM
GTY	GETTY RLTY CORP NEW COM
GUG	GUGGENHEIM ACTIVE ALLOC FD COMMON STOCK
GUMI	GOLDMAN SACHS ETF TR ULTRA SHORT MUNI
GUNR	FLEXSHARES TR MORNSTAR UPSTR
GURE	GULF RES INC COM
GURU	GLOBAL X FDS GLB X GURU INDEX
GUSA	GOLDMAN SACHS ETF TRUST II MARKETBETA US EQ
GUSH	DIREXION SHS ETF TR OIL GAS BL 2X SH
GUT	GABELLI UTIL TR COM
GUTS	FRACTYL HEALTH INC COM
GV	VISIONARY HOLDINGS INC COM NEW
GVA	GRANITE CONSTR INC COM
GVH	GLOBAVEND HOLDINGS LIMITED SHS
GVIP	GOLDMAN SACHS ETF TR HEDGE IND ETF
GVLU	TIDAL ETF TR GOTHAM 1000 VALU
GVUS	GOLDMAN SACHS ETF TR MARKETBETA RUSS
GWAV	GREENWAVE TECHNOLOGY SOLUTIONS COM
GWH	ESS TECH INC COM NEW
GWRE	GUIDEWIRE SOFTWARE INC COM
GWRS	GLOBAL WTR RES INC COM
GWW	GRAINGER W W INC COM
GWX	SPDR INDEX SHS FDS S&P INTL SMLCP
GXAI	GAXOS.AI INC COM
GXC	SPDR INDEX SHS FDS S&P CHINA ETF
GXDW	GLOBAL X FDS DORSEY WRIGHT
GXG	GLOBAL X FDS GLBX MSCI COLUM
GXO	GXO LOGISTICS INCORPORATED COMMON STOCK
GXUS	GOLDMAN SACHS ETF TRUST II MARKETBETA TOTAL
GYLD	ARROW ETF TR ARROW DJ GLB YLD

GYRE	GYRE THERAPEUTICS INC COM
GYRO	GYRODYNE LLC COM
H	HYATT HOTELS CORP COM CL A
HACK	AMPLIFY ETF TR AMPLIFY CYBERSEC
HAE	HAEMONETICS CORP MASS COM
HAFC	HANMI FINL CORP COM NEW
HAFN	HAFNIA LTD SHS
HAIL	SPDR SERIES TRUST S&P KENSHO SMART
HAIN	HAIN CELESTIAL GROUP INC COM
HAL	HALLIBURTON CO COM
HALO	HALOZYME THERAPEUTICS INC COM
HAO	HAOXI HEALTH TECHNOLOGY LTD SHS NEW CL A
HAP	VANECK ETF TRUST NATURAL RESOURC
HAPI	HARBOR ETF TRUST HUMAN CAP LARGE
HAPS	HARBOR ETF TRUST HUMAN CAP FACTOR
HAPY	HARBOR ETF TRUST HUMAN CAP UNCONS
HARD	SIMPLIFY EXCHANGE TRADED FUNDS COMMODITIES STRA
HART	NEW YORK LIFE INVESTMENTS ETF NYLI HEALTHY HEA
HAS	HASBRO INC COM
HASI	HA SUSTAINABLE INFRA CAP INC COM
HAUZ	DBX ETF TR XTRACK INTL REAL
HAWX	ISHARES TR MSCI ACWI EXUS
HAYW	HAYWARD HLDGS INC COM
HBAN	HUNTINGTON BANCSHARES INC COM
HBANL	HUNTINGTON BANCSHARES INC 6.875% DEP PFD J
HBANM	HUNTINGTON BANCSHARES INC 5.7% DP SH PFD I
HBANP	HUNTINGTON BANCSHARES INC 4.500% DEP PFD H
HBB	HAMILTON BEACH BRANDS HLDG CO COM CL A
HBCP	HOME BANCORP INC COM
HBI	HANESBRANDS INC COM
HBIO	HARVARD BIOSCIENCE INC COM
HBM	HUDBAY MINERALS INC COM
HBNC	HORIZON BANCORP INC COM
HBT	HBT FINL INC. COM

HBTA	HORIZON FDS EXPEDITION PLUS
HCA	HCA HEALTHCARE INC COM
HCAI	HUACHEN AI PKG MGMT TECHNOLOGY SHS NEW
HCAT	HEALTH CATALYST INC COM
HCC	WARRIOR MET COAL INC COM
HCI	HCI GROUP INC COM
HCKT	HACKETT GROUP INC COM
HCM	HUTCHMED CHINA LTD SPONSORED ADS
HCMT	DIREXION SHS ETF TR DIREXION HCM
HCOM	HARTFORD FDS EXCHANGE TRADED T SCHRODERS COMMOD
HCOW	AMPLIFY ETF TR COWS COVERED CAL
HCSG	HEALTHCARE SVCS GROUP INC COM
HCTI	HEALTHCARE TRIANGLE INC COM NEW
HCWB	HCW BIOLOGICS INC COM NEW
HCWC	HEALTHY CHOICE WELLNESS CORP CL A
HCXY	HERCULES CAPITAL INC 6.25% SR NT 33
HD	HOME DEPOT INC COM
HDB	HDFC BANK LTD SPONSORED ADS
HDEF	DBX ETF TR XTRACK MSCI EAFE
HDG	PROSHARES TR HD REPLICATION
HDGE	ADVISORSHARES TR RANGER EQUITY BE
HDL	SUPER HI INTL HLDG LTD SPONSORED ADS
HDLB	UBS AG LONDON BRANCH ETRACS ETN 49
HDMV	FIRST TR EXCH TRADED FD III HORIZON MNGD ETF
HDSN	HUDSON TECHNOLOGIES INC COM
HDUS	LATTICE STRATEGIES TR HARTFORD DISCIPL
HDV	ISHARES TR CORE HIGH DV ETF
HE	HAWAIIAN ELEC INDUSTRIES COM
HEAL	GLOBAL X FDS HEALTHTECH ETF
HECO	SSGA ACTIVE TR SPDR GALAXY HEDG
HEDJ	WISDOMTREE TR EUROPE HEDGED EQ
HEI	HEICO CORP NEW COM
HEJD	VICTORY PORTFOLIOS II VICTORYSHARES HE
HELE	HELEN OF TROY LTD COM

HELO	J P MORGAN EXCHANGE TRADED FD HEDGED EQUITY LA
HEPS	D MARKET ELECTR SVCS & TRADING SPONSORED ADS
HEQ	JOHN HANCOCK DIVERSIFIED INCOM COM
HEQQ	J P MORGAN EXCHANGE TRADED FD JPMORGAN NASDAQ
HEQT	SIMPLIFY EXCHANGE TRADED FUNDS HEDGED EQUITY
HERD	PACER FDS TR CASH COWS ETF
HERO	GLOBAL X FDS VDEO GAM ESPRT
HES	HESS CORP COM
HESM	HESS MIDSTREAM LP CL A SHS
HEWJ	ISHARES TR HDG MSCI JAPAN
HEZU	ISHARES TR CUR HD EURZN ETF
HF	TIDAL TR II DGA CORE PLUS AB
HFBL	HOME FED BANCORP INC LA NEW COM
HFFG	HF FOODS GROUP INC COM
HFGM	TIDAL ETF TR UNLIMITED HFGM
HFND	TIDAL ETF TR UNLIMITED HFND
HFRO	HIGHLAND OPPS & INCOME FD HIGHLAND INCOME
HFSP	TIDAL TRUST III TRADERSAI LARGE
HFWA	HERITAGE FINL CORP WASH COM
HFXI	NEW YORK LIFE INVESTMENTS ETF NYLI FTSE INTERN
HG	HAMILTON INSURANCE GROUP LTD. CL B
HGBL	HERITAGE GLOBAL INC COM
HGER	HARBOR ETF TRUST HARBOR COMMODITY
HGLB	HIGHLAND GLOBAL ALLOCATION FD COM
HGTY	HAGERTY INC CL A COM
HGV	HILTON GRAND VACATIONS INC COM
HHH	HOWARD HUGHES HOLDINGS INC COM
HHS	HARTE HANKS INC COM
HI	HILLENBRAND INC COM
HIBL	DIREXION SHS ETF TR DAILY S&P BULL
HIBS	DIREXION SHS ETF TR DAILY S&P 500 HI
HIDE	EA SERIES TRUST ALPHA ARCHITECT
HIDV	AB ACTIVE ETFS INC US HIGH DIVIDEND
HIFS	HINGHAM INSTN SVGS MASS COM

HIG	HARTFORD INSURANCE GROUP INC COM
HIGH	SIMPLIFY EXCHANGE TRADED FUNDS ENHANCED INM ETF
HIHO	HIGHWAY HLDGS LTD ORD
HII	HUNTINGTON INGALLS INDS INC COM
HIMS	HIMS & HERS HEALTH INC COM CL A
HIMX	HIMAX TECHNOLOGIES INC SPONSORED ADR
HIMZ	TIDAL TR II DEFIANCE DAILY
HIO	WESTERN ASSET HIGH INCOME OPPO COM
HIPO	HIPPO HLDGS INC COM NEW
HIPS	GRANITESHARES ETF TR HIPS US HIGH INC
HISF	FIRST TR EXCHANGE-TRADED FD IV HIGH INCM STRGC
HIT	HEALTH IN TECH INC CL A
HITI	HIGH TIDE INC COM NEW
HIVE	HIVE DIGITAL TECHNOLOGIES LTD COM NEW
HIW	HIGHWOODS PPTYS INC COM
HIX	WESTERN ASSET HIGH INCOM FD II COM
HKD	AMTD DIGITAL INC SPONSORED ADS
HKIT	HITEK GLOBAL INC USD CL A SHS
HKND	HUMANKIND BENEFIT CORPORATION HUMANKIND US STK
HKPD	HONG KONG PHARMA DIGITAL TECHN SHS
HL	HECLA MNG CO COM
HLAL	LISTED FDS TR WAHED FTSE ETF
HLF	HERBALIFE LTD COM SHS
HLGE	LATTICE STRATEGIES TR HARTFORD LONGEVI
HLI	HOULIHAN LOKEY INC CL A
HLIO	HELIOS TECHNOLOGIES INC COM
HLIT	HARMONIC INC COM
HLLY	HOLLEY INC COM
HLMN	HILLMAN SOLUTIONS CORP COM
HLN	HALEON PLC SPON ADS
HLNE	HAMILTON LANE INC CL A
HLP	HONGLI GROUP INC. ORDINARY SHARES
HLT	HILTON WORLDWIDE HLDGS INC COM
HLVX	HILLEVAX INC COM

HLX	HELIX ENERGY SOLUTIONS GRP INC COM
HLXB	HELIX ACQUISITION CORP II CL A ORD SHS
HMC	HONDA MOTOR LTD ADR ECH CNV IN 3
HMN	HORACE MANN EDUCATORS CORP NEW COM
HMOP	HARTFORD FDS EXCHANGE TRADED T MUN OPORTUNITE
HMR	HEIDMAR MARITIME HLDGS CORP COM
HMST	HOMESTREET INC COM
HMY	HARMONY GOLD MINING CO LTD SPONSORED ADR
HNDL	STRATEGY SHS NS 7HANDL IDX
HNGE	HINGE HEALTH INC CL A
HNI	HNI CORP COM
HNNA	HENNESSY ADVISORS INC COM
HNNAZ	HENNESSY ADVISORS INC CAL NT 26
HNRG	HALLADOR ENERGY COMPANY COM
HNST	HONEST CO INC COM
HNVR	HANOVER BANCORP INC COM NEW
HNW	PIONEER DIVERSIFIED HIGH INC COM
HOFT	HOOKER FURNISHINGS CORPORATION COM
HOFV	HALL OF FAME RESORT & ENTMT CO COM NEW
HOFVW	HALL OF FAME RESORT & ENTMT CO WT EXP 070125
HOG	HARLEY DAVIDSON INC COM
HOLO	MICROCLOUD HOLOGRAM INC SHS CL A NEW
HOLOW	MICROCLOUD HOLOGRAM INC WT EXP 013128
HOLX	HOLOGIC INC COM
HOMB	HOME BANCSHARES INC COM
HOMZ	ETF SER SOLUTIONS HOYA CAP HOUSI
HON	HONEYWELL INTL INC COM
HOND	HCM II ACQUISITION CORP SHS CL A
HONDU	HCM II ACQUISITION CORP UNIT
HONDW	HCM II ACQUISITION CORP WT EXP
HONE	HARBORONE BANCORP INC NEW COM NEW
HOOD	ROBINHOOD MKTS INC COM CL A
HOOG	THEMES ETF TR LEVERAGE SHS 2X
HOOK	HOOKIPA PHARMA INC COM NEW

HOOX	TIDAL TR II DEFIANCE DAILY
HOOY	TIDAL TR II YIELDMAX HOOD OP
HOPE	HOPE BANCORP INC COM
HOTH	HOTH THERAPEUTICS INC COM NEW
HOUR	HOUR LOOP INC COM
HOUS	ANYWHERE REAL ESTATE INC COM
HOV	HOVNANIAN ENTERPRISES INC CL A NEW
HOVNP	HOVNANIAN ENTERPRISES INC PFD DEP1/1000A
HOVR	NEW HORIZON AIRCRAFT LTD COM
HOVRW	NEW HORIZON AIRCRAFT LTD WT EXP 021428
HOWL	WEREWOLF THERAPEUTICS INC COM
HP	HELMERICH & PAYNE INC COM
HPAI	HELPORT AI LTD ORD SHS
HPAIW	HELPORT AI LTD WT EXP 033129
HPE	HEWLETT PACKARD ENTERPRISE CO COM
HPF	HANCOCK JOHN PFD INCOME FD II COM
HPI	HANCOCK JOHN PFD INCOME FD SH BEN INT
HPK	HIGHPEAK ENERGY INC COM
HPKEW	HIGHPEAK ENERGY INC WT EXP 082125
HPP	HUDSON PAC PPTYS INC COM
HPQ	HP INC COM
HPS	HANCOCK JOHN PFD INCOME FD III COM
HQGO	LATTICE STRATEGIES TR HARTFORD US QUAL
HQH	ABRDN HEALTHCARE INVESTORS SH BEN INT
HQI	HIREQUEST INC COM
HQL	ABRDN LIFE SCIENCES INVESTORS SH BEN INT
HQY	HEALTHEQUITY INC COM
HR	HEALTHCARE RLTY TR CL A COM
HRB	BLOCK H & R INC COM
HRI	HERC HLDGS INC COM
HRL	HORMEL FOODS CORP COM
HRMY	HARMONY BIOSCIENCES HLDGS INC COM
HROW	HARROW INC COM
HROWL	HARROW INC CALL NT 26

HROWM	HARROW INC NT CAL 27
HRTG	HERITAGE INSURANCE HLDGS INC COM
HRTS	TEMA ETF TRUST GLP-1 OBESITY
HRTX	HERON THERAPEUTICS INC COM
HRZN	HORIZON TECHNOLOGY FIN CORP COM
HSAI	HESAI GROUP SPONSORED ADS
HSBC	HSBC HLDGS PLC SPON ADR NEW
HSBH	PRECIDIAN ETFS TR HSBC HLDG PLC AD
HSCS	HEARTSCIENCES INC COM
HSCSW	HEARTSCIENCES INC WT EXP 061527
HSCZ	ISHARES TR MSCI EAFE SMCP
HSDT	HELIUS MED TECHNOLOGIES INC COM CL A NEW
HSHP	HIMALAYA SHIPPING LTD ORD SHS
HSIC	HENRY SCHEIN INC COM
HSII	HEIDRICK & STRUGGLES INTL INC COM
HSMV	FIRST TR EXCH TRADED FD III HORIZON VOL SMCP
HSON	HUDSON GLOBAL INC COM NEW
HSPO	HORIZON SPACE ACQUSTN I CORP ORDINARY SHARES
HSPOR	HORIZON SPACE ACQUSTN I CORP RT EXP 122724
HSPOU	HORIZON SPACE ACQUSTN I CORP UNIT EX 030229
HSPOW	HORIZON SPACE ACQUSTN I CORP WT EXP 122729
HSPT	HORIZON SPACE ACQUISITION II C ORD SHS
HSPTR	HORIZON SPACE ACQUISITION II C RT EXP 033026
HSPTU	HORIZON SPACE ACQUISITION II C UNIT EXP 110429
HST	HOST HOTELS & RESORTS INC COM
HSTM	HEALTHSTREAM INC COM
HSY	HERSHEY CO COM
HTAB	HARTFORD FDS EXCHANGE TRADED T SCHRDRS TAX BD
HTAX	MACQUARIE ETF TRUST NATIONAL HIGH YL
HTB	HOMETRUST BANCSHARES INC COM
HTBK	HERITAGE COMM CORP COM
HTCO	HIGH-TREND INTERNATIONAL GROUP ORD SHS CL A
HTCR	HEARTCORE ENTERPRISES INC COM
HTD	HANCOCK JOHN TAX-ADVANTAGED DI COM

HTEC	EXCHANGE TRADED CONCEPTS TRUST ROBO GBL HLTCR
HTFB	HORIZON TECHNOLOGY FIN CORP 4.875% NT 26
HTFC	HORIZON TECHNOLOGY FIN CORP CAL NT 27
HTGC	HERCULES CAPITAL INC COM
HTH	HILLTOP HOLDINGS INC COM
HTHT	H WORLD GROUP LTD SPONSORED ADS
HTLD	HEARTLAND EXPRESS INC COM
HTLM	HOMESTOLIFE LTD ORD SHS
HTO	H2O AMERICA COM
HTOO	FUSION FUEL GREEN PLC CL A
HTOOW	FUSION FUEL GREEN PLC WT EXP 121025
HTRB	HARTFORD FDS EXCHANGE TRADED T TOTAL RTRN ETF
HTZ	HERTZ GLOBAL HLDGS INC COM NEW
HTZWW	HERTZ GLOBAL HLDGS INC WT EXP 063051
HUBB	HUBBELL INC COM
HUBC	HUB CYBER SECURITY LTD SHS NEW
HUBCW	HUB CYBER SECURITY LTD WT EXP 022728
HUBCZ	HUB CYBER SECURITY LTD WT EXP 082225
HUBG	HUB GROUP INC CL A
HUBS	HUBSPOT INC COM
HUDI	HUADI INTERNATIONAL GRP CO LTD SHS
HUHU	HUHUTECH INTL GROUP INC SHS NEW
HUIZ	HUIZE HLDG LTD SPONSORED ADS
HUM	HUMANA INC COM
HUMA	HUMACYTE INC COM
HUMAW	HUMACYTE INC WT EXP
HUN	HUNTSMAN CORP COM
HURA	TUHURA BIOSCIENCES INC COM
HURC	HURCO CO COM
HURN	HURON CONSULTING GROUP INC COM
HUSA	HOUSTON AMERN ENERGY CORP COM
HUSV	FIRST TR EXCH TRADED FD III HORIZON DMST ETF
HUT	HUT 8 CORP COM
HUYA	HUYA INC ADS REP SHS A

HVAC	ADVISORSHARES TR HVAC AND INDUSTR
HVII	HENNESSY CAP INVT CORP VII ORD SHS CL A
HVIIR	HENNESSY CAP INVT CORP VII RIGHT 011730
HVIIU	HENNESSY CAP INVT CORP VII UNIT
HVT	HAVERTY FURNITURE COS INC COM
HWAY	THEMES ETF TR US INFRASTRUCTUR
HWBK	HAWTHORN BANCSHARES INC COM
HWC	HANCOCK WHITNEY CORPORATION COM
HWCPZ	HANCOCK WHITNEY CORPORATION 6.25% NTS 60
HWH	HWH INTL INC COM NEW
HWKN	HAWKINS INC COM
HWM	HOWMET AEROSPACE INC COM
HWSM	HOTCHKIS & WILEY FDS SMID CAP DIVERSI
HXHX	HAOXIN HLDGS LTD CL A
HXL	HEXCEL CORP NEW COM
HY	HYSTER-YALE INC CL A
HYAC	HAYMAKER ACQUISITION CORP IV CLASS A
HYBB	ISHARES TR BB RAT CORP BD
HYBI	NEOS ETF TRUST ENHANCED INCOME
HYBX	TCW ETF TRUST HIGH YIELD BOND
HYDR	GLOBAL X FDS GBL X HYDROGEN
HYDW	DBX ETF TR XTRACKERS LOW
HYEM	VANECK ETF TRUST EMERGING MRKT HI
HYFI	AB ACTIVE ETFS INC HIGH YIELD ETF
HYFM	HYDROFARM HLDGS GROUP INC COM
HYG	ISHARES TR IBOXX HI YD ETF
HYGH	ISHARES U S ETF TR IT RT HDG HGYL
HYGI	ISHARES U S ETF TR INFLT HGD HI YLD
HYGV	FLEXSHARES TR HIG YLD VL ETF
HYI	WESTERN ASSET HIGH YIELD DEFIN COM
HYLB	DBX ETF TR XTRACK USD HIGH
HYLN	HYLIION HOLDINGS CORP COMMON STOCK
HYLS	FIRST TR EXCHANGE-TRADED FD IV FIRST TR TA HIYL
HYMB	SPDR SERIES TRUST NUVEEN ICE HIGH

HYMC	HYCROFT MINING HOLDING CORP CL A NEW
HYMCL	HYCROFT MINING HOLDING CORP WT EXP 100625
HYPR	HYPERFINE INC COM CL A
HYRM	DBX ETF TR XTRACKERS RISK M
HYS	PIMCO ETF TR 0-5 HIGH YIELD
HYSA	BONDBLOXX ETF TRUST USD HIGH YIELD B
HYSD	COLUMBIA ETF TR I SHORT DURTN HIGH
HYT	BLACKROCK CORPOR HI YLD FD INC COM
HYTI	FIRST TR EXCHANGE-TRADED FD IV VEST HIGH YIELD
HYTR	NORTHERN LTS FD TR III CP HIGH YILD TRD
HYUP	DBX ETF TR XTRACKERS HIGH
HYXF	ISHARES TR ESG ADVNCD HY BD
HYZD	WISDOMTREE TR HEDGED HI YLD BD
HZO	MARINEMAX INC COM
IAC	IAC INC COM NEW
IAE	VOYA ASIA PAC HIGH DIV EQT INM COM
IAF	ABRDN AUSTRALIA EQUITY FD INC COM
IAG	IAMGOLD CORP COM
IAI	ISHARES TR US BR DEL SE ETF
IAK	ISHARES TR U.S. INSRNCE ETF
IAPR	INNOVATOR ETFS TRUST INTRNL DEV APRL
IART	INTEGRA LIFESCIENCES HLDGS CP COM NEW
IAS	INTEGRAL AD SCIENCE HLDNG CORP COM
IAT	ISHARES TR US REGNL BKS ETF
IAU	ISHARES GOLD TR ISHARES NEW
IAUG	INNOVATOR ETFS TRUST INTL DEVELOPED
IAUM	ISHARES GOLD TR SHARES REPRESENT
IAUX	I-80 GOLD CORP COM
IBAC	IB ACQUISITION CORP COM SHS
IBACR	IB ACQUISITION CORP RT EXP 092825
IBAT	ISHARES TR ENERGY STRG & MA
IBB	ISHARES TR ISHARES BIOTECH
IBBQ	INVESCO EXCH TRADED FD TR II NASDAQ BIOTECH
IBCA	ISHARES TR IBONDS DEC 2035

IBCP	INDEPENDENT BK CORP MICH COM NEW
IBD	NORTHERN LTS FD TR IV INSPIRE CORP BD
IBDQ	ISHARES TR IBONDS DEC25 ETF
IBDR	ISHARES TR IBONDS DEC2026
IBDS	ISHARES TR IBONDS 27 ETF
IBDT	ISHARES TR IBDS DEC28 ETF
IBDU	ISHARES TR IBONDS DEC 29
IBDV	ISHARES TR IBONDS DEC 2030
IBDW	ISHARES TR IBONDS DEC 2031
IBDX	ISHARES TR IBONDS DEC 2032
IBDY	ISHARES TR IBONDS DEC 2033
IBDZ	ISHARES TR IBONDS DEC 2034
IBEX	IBEX LTD SHS NEW
IBG	INNOVATION BEVERAGE GROUP LTD SHS NEW
IBGA	ISHARES TR IBONDS DEC 2044
IBGB	ISHARES TR IBONDS DEC 2045
IBGK	ISHARES TR IBONDS DEC 2054
IBGL	ISHARES TR IBONDS DEC 2055
IBIB	ISHARES TR IBONDS OCT 2025
IBIC	ISHARES TR IBONDS OCT 2026
IBID	ISHARES TR IBONDS OCT 2027
IBIE	ISHARES TR IBONDS OCT 2028
IBIF	ISHARES TR IBONDS OCT 2029
IBIG	ISHARES TR IBONDS OCT 2030
IBIH	ISHARES TR IBONDS OCT 2031
IBII	ISHARES TR IBONDS OCT 2032
IBIJ	ISHARES TR IBONDS OCT 2033
IBIK	ISHARES TR IBONDS OCT 2034
IBIL	ISHARES TR IBONDS OCT 2035
IBIO	IBIO INC COM NEW
IBIT	ISHARES BITCOIN TRUST ETF SHS BEN INT
IBKR	INTERACTIVE BROKERS GROUP INC COM CL A
IBLC	ISHARES TR BLOCKCHAIN & TEC
IBM	INTERNATIONAL BUSINESS MACHS COM

IBN	ICICI BANK LIMITED ADR
IBND	SPDR SERIES TRUST BLOOMBERG INTL
IBO	IMPACT BIOMEDICAL INC COMMON STOCK
IBOC	INTERNATIONAL BANCSHARES CORP COM
IBOT	VANECK ETF TRUST ROBOTICS ETF
IBP	INSTALLED BLDG PRODS INC COM
IBRN	ISHARES TR NEUROSCIENCE AND
IBRX	IMMUNITYBIO INC COM
IBTA	IBOTTA INC CLASS A COM SHS
IBTF	ISHARES TR IBONDS 25 TRM TS
IBTG	ISHARES TR IBONDS 26 TRM TS
IBTH	ISHARES TR IBONDS 27 TRM TS
IBTI	ISHARES TR IBONDS 28 TRM TS
IBTJ	ISHARES TR IBONDS 29 TRM TS
IBTK	ISHARES TR IBOND DEC 2030
IBTL	ISHARES TR IBONDS DEC 2031
IBTM	ISHARES TR IBONDS DEC 2032
IBTO	ISHARES TR IBONDS DEC 2033
IBTP	ISHARES TR IBONDS DEC 2034
IBTQ	ISHARES TR IBONDS DEC 2035
IBUF	INNOVATOR ETFS TRUST INTL DVLPD 10 BU
IBUY	AMPLIFY ETF TR ONLIN RETL ETF
ICAD	ICAD INC COM NEW
ICAP	SERIES PORTFOLIOS TR INFRASTRCTUR CAP
ICCC	IMMUCELL CORP COM PAR
ICCM	ICECURE MEDICAL LTD CAESAREA SHS NEW
ICE	INTERCONTINENTAL EXCHANGE INC COM
ICFI	ICF INTL INC COM
ICG	INTCHAINS GROUP LTD ADS REPSTG CL A
ICHR	ICHOR HOLDINGS SHS
ICL	ICL GROUP LTD SHS
ICLN	ISHARES TR GL CLEAN ENE ETF
ICLR	ICON PLC SHS
ICMB	INVESTCORP CR MGMT BDC INC COM

ICOI	BITWISE FUNDS TRUST COIN OPTION INCM
ICON	ICON ENERGY CORP COM NEW
ICOP	ISHARES TR COPPER & METALS
ICU	SEASTAR MEDICAL HOLDING CORP COM NEW
ICUCW	SEASTAR MEDICAL HOLDING CORP WT EXP 102827
ICUI	ICU MED INC COM
IDA	IDACORP INC COM
IDAI	T STAMP INC CL A NEW
IDAT	ISHARES TR FUTURE CLOUD 5G
IDCC	INTERDIGITAL INC COM
IDE	VOYA INFRASTRUCTURE INDLS & MT COM
IDEC	INNOVATOR ETFS TRUST INTERNATIONAL DE
IDEF	BLACKROCK ETF TRUST ISHARES DEFENSE
IDEV	ISHARES TR CORE MSCI INTL
IDGT	ISHARES TR US DIGITAL INFRA
IDHQ	INVESCO EXCH TRADED FD TR II S&P INTL QULTY
IDLV	INVESCO EXCH TRADED FD TR II S&P INTL LOW
IDMO	INVESCO EXCH TRADED FD TR II S&P INTL MOMNT
IDN	INTELLICHECK INC COM NEW
IDNA	ISHARES TR GENOMICS IMMUN
IDOG	ALPS ETF TR INTL SEC DV DOG
IDR	IDAHO STRATEGIC RESOURCES COM NEW
IDRV	ISHARES TR SELF DRIVNG EV
IDT	IDT CORP CL B NEW
IDU	ISHARES TR U.S. UTILITS ETF
IDVO	AMPLIFY ETF TR CWP INTL ENHANCE
IDX	VANECK ETF TRUST INDONESIA INDEX
IDXX	IDEXX LABS INC COM
IDYA	IDEAYA BIOSCIENCES INC COM
IE	IVANHOE ELECTRIC INC COM
IEF	ISHARES TR 7-10 YR TRSY BD
IEI	ISHARES TR 3 7 YR TREAS BD
IEMG	ISHARES INC CORE MSCI EMKT
IEP	ICAHN ENTERPRISES LP DEPOSITARY UNIT

IEQ	LAZARD ACTIVE ETF TR INTL DYNAMIC EQT
IESC	IES HLDGS INC COM
IEUR	ISHARES TR CORE MSCI EURO
IEUS	ISHARES TR DEVSMCP EXNA ETF
IEV	ISHARES TR EUROPE ETF
IEX	IDEX CORP COM
IEZ	ISHARES TR US OIL EQ&SV ETF
IFBD	INFOBIRD CO LTD COM NEW
IFEB	INNOVATOR ETFS TRUST INTL DEVELOPED P
IFED	UBS AG LONDON BRANCH CAL LKD 61
IFF	INTERNATIONAL FLAVORS&FRAGRANC COM
IFGL	ISHARES TR INTL DEV RE ETF
IFN	INDIA FD INC COM
IFRX	INFLARX NV COM
IFS	INTERCORP FINL SVCS INC SHS
IFV	FIRST TR EXCHANGE TRADED FD VI DORSEY WRIGHT
IG	PRINCIPAL EXCHANGE TRADED FDS PRNC INVT GRAD
IGA	VOYA GLBL ADV & PREM OPP FD COM
IGBH	ISHARES U S ETF TR INT RT HD LONG
IGC	IGC PHARMA INC COM NEW
IGCB	TCW ETF TRUST CORPORATE BOND E
IGD	VOYA GLBL EQTY DIV & PREM OPP COM
IGF	ISHARES TR GLB INFRASTR ETF
IGI	WESTERN ASSET INVT GRADE OPPOR COM
IGIB	ISHARES TR ISHS 5-10YR INVT
IGIC	INTL GNRL INSURANCE HLDNGS LTD SHS
IGLB	ISHARES TR 10+ YR INVST GRD
IGM	ISHARES TR EXPND TEC SC ETF
IGMS	IGM BIOSCIENCES INC COM
IGOV	ISHARES TR INTL TREA BD ETF
IGPT	INVESCO EXCHANGE TRADED FD TR AI AND NEXT GEN
IGR	CBRE GBL REAL ESTATE INC FD COM
IGSB	ISHARES TR ISHS 1-5YR INVS
IGT	INTERNATIONAL GAME TECHNOLOGY SHS USD

IGTR	INNOVATOR ETFS TRUST GRADIENT TACTIC
IH	IHUMAN INC ADS COMMON
IHAK	ISHARES TR CYBERSECURITY
IHD	VOYA EMERGING MKTS HIGH DIVID COM
IHDG	WISDOMTREE TR ITL HDG QTLY DIV
IHE	ISHARES TR U.S. PHARMA ETF
IHF	ISHARES TR US HLTHCR PR ETF
IHG	INTERCONTINENTAL HOTELS GROUP SPONSORED ADS
IHI	ISHARES TR U.S. MED DVC ETF
IHRT	IHEARTMEDIA INC COM CL A
IHS	IHS HOLDING LIMITED ORD SHS
IHT	INNSUITES HOSPITALITY TR SH BEN INT
IHY	VANECK ETF TRUST INTERNATIONAL HI
IHYF	INVESCO ACTIVELY MANAGED EXCHA INVSCO HY BD FCT
IIF	MORGAN STANLEY INDIA INVT FD I COM
IIGD	INVESCO EXCH TRD SLF IDX FD TR INVT GRD DEFSV
III	INFORMATION SVCS GROUP INC COM
IIIN	INSTEEL INDS INC COM
IIIV	I3 VERTICALS INC COM CL A
IIM	INVESCO VALUE MUN INCOME TR COM
IINN	INSPIRA TECHNOLOGIES OXY BHN SHS
IINNW	INSPIRA TECHNOLOGIES OXY BHN WT EXP 071626
IIPR	INNOVATIVE INDL PPTYS INC COM
IJAN	INNOVATOR ETFS TRUST INTRNL DEV JAN
IJH	ISHARES TR CORE S&P MCP ETF
IJJ	ISHARES TR S&P MC 400VL ETF
IJK	ISHARES TR S&P MC 400GR ETF
IJR	ISHARES TR CORE S&P SCP ETF
IJS	ISHARES TR SP SMCP600VL ETF
IJT	ISHARES TR S&P SML 600 GWT
IJUL	INNOVATOR ETFS TRUST INTRNL DEV JULY
IJUN	INNOVATOR ETFS TRUST INNOVATOR INTL D
IKNA	IKENA ONCOLOGY INC COM
IKT	INHIBIKASE THERAPEUTICS INC COM NEW

ILAG	INTELLIGENT LIVING APPLICATION ORD SHS
ILCB	ISHARES TR MORNINGSTR US EQ
ILCG	ISHARES TR MORNINGSTAR GRWT
ILCV	ISHARES TR MORNINGSTAR VALU
ILDR	FIRST TR EXCHNG TRADED FD VIII INNOVATION LEAD
ILF	ISHARES TR LATN AMER 40 ETF
ILIT	ISHARES TR LITHIUM MINRS
ILLR	TRILLER GROUP INC COM
ILLRW	TRILLER GROUP INC WT EXP 031527
ILMN	ILLUMINA INC COM
ILOW	AB ACTIVE ETFS INC INTL LOW VOLATLT
ILPT	INDUSTRIAL LOGISTICS PPTYS TR COM SHS BEN INT
ILS	ETF OPPORTUNITIES TRUST BROOKMONT CATAST
ILTB	ISHARES TR CORE LT USDB ETF
IMAB	I MAB SPONSORED ADS
IMAR	INNOVATOR ETFS TRUST INNOVATOR INTL D
IMAX	IMAX CORP COM
IMAY	INNOVATOR ETFS TRUST INTL DEVELOPED P
IMCB	ISHARES TR MRGSTR MD CP ETF
IMCC	IM CANNABIS CORP COM NEW
IMCG	ISHARES TR MRGSTR MD CP GRW
IMCR	IMMUNOCORE HLDGS PLC ADS
IMCV	ISHARES TR MRGSTR MD CP VAL
IMG	CIMG INC COM
IMKTA	INGLES MKTS INC CL A
IMMP	IMMUTEP LTD SPONSORED ADS
IMMR	IMMERSION CORP COM
IMMX	IMMIX BIOPHARMA INC COM
IMNM	IMMUNOME INC COM
IMNN	IMUNON INC COM
IMO	IMPERIAL OIL LTD COM NEW
IMOM	EA SERIES TRUST INTL QUAN MOMNTM
IMOS	CHIPMOS TECHNOLOGIES INC SPONSORD ADS NEW
IMPP	IMPERIAL PETE INC COM NEW

IMPPP	IMPERIAL PETE INC 8.75% CUM PFD A
IMRA	BITWISE FUNDS TRUST MARA OPTION INCM
IMRN	IMMURON LTD SPONSORED ADR
IMRX	IMMUNEERING CORP CLASS A COM
IMST	BITWISE FUNDS TRUST MSTR OPTION INCM
IMTB	ISHARES TR CR 5 10 YR ETF
IMTE	INTEGRATED MEDIA TECHNLOGY LTD SHS NEW
IMTM	ISHARES TR MSCI INTL MOMENT
IMTX	IMMATICS N.V SHS
IMTXW	IMMATICS N.V WT EXP 070125
IMUX	IMMUNIC INC COM
IMVT	IMMUNOVANT INC COM
IMXI	INTERNATIONAL MNY EXPRESS INC COM
INAB	IN8BIO INC COM
INBK	FIRST INTERNET BANCORP COM
INBKZ	FIRST INTERNET BANCORP FXD FLTG 29
INBS	INTELLIGENT BIO SOLUTIONS INC COM
INBX	INHIBRX BIOSCIENCES INC COM
INCE	FRANKLIN TEMPLETON ETF TR INCOME EQT FOCUS
INCM	FRANKLIN TEMPLETON ETF TR INCOME FOCUS ETF
INCO	COLUMBIA ETF TR II INDIA CONSMR ETF
INCR	INTERCURE LTD COM NEW
INCY	INCYTE CORP COM
INDB	INDEPENDENT BK CORP MASS COM
INDE	MATTHEWS INTL FDS INDIA ACTIVE ETF
INDF	EXCHANGE TRADED CONCEPTS TRUST RANGE INDIA FINA
INDH	WISDOMTREE TR INDIA HEDGED EQU
INDI	INDIE SEMICONDUCTOR INC CLASS A COM
INDL	DIREXION SHS ETF TR DAILY MSCI INDIA
INDO	INDONESIA ENERGY CORP LTD ORD SHS
INDP	INDAPTUS THERAPEUTICS INC COM
INDS	PACER FDS TR INDUSTRIAL RELET
INDV	INDIVIOR PLC ORD
INDY	ISHARES TR INDIA 50 ETF

INEO	INNEOVA HOLDINGS LTD. ORD SHS
INEQ	COLUMBIA ETF TR I INTERNATIONAL EQ
INFA	INFORMATICA INC COM CL A
INFL	LISTED FDS TR HORIZON KINETICS
INFO	HARBOR ETF TRUST PANAGORA DYNAMIC
INFR	FRANKLIN TEMPLETON ETF TR CLEARBRIDGE SUST
INFU	INFUSYSTEM HLDGS INC COM
INFY	INFOSYS LTD SPONSORED ADR
ING	ING GROEP N.V. SPONSORED ADR
INGM	INGRAM MICRO HLDG CORP COM
INGN	INOGEN INC COM
INGR	INGREDION INC COM
INHD	INNO HOLDINGS INC COM NEW
INKM	SSGA ACTIVE ETF TR INCOM ALLO ETF
INKT	MINK THERAPEUTICS INC COM NEW
INLF	INLIF LTD SHS
INLX	INTELLINETICS INC COM
INM	INMED PHARMACEUTICALS INC COM NEW
INMB	INMUNE BIO INC COM
INMD	INMODE LTD SHS
INMU	BLACKROCK ETF TRUST II ISHARES INTERMED
INN	SUMMIT HOTEL PPTYS INC COM
INNV	INNOVAGE HLDG CORP COM
INO	INOVIO PHARMACEUTICALS INC COM SHS
INOD	INNODATA INC COM NEW
INOV	INNOVATOR ETFS TRUST INTL DEV PWR BUF
INQQ	EXCHANGE TRADED CONCEPTS TRUST INQQ THE INDIA I
INR	INFINITY NAT RES INC COM CL A
INRO	BLACKROCK ETF TRUST ISHARES U S INDU
INSE	INSPIRED ENTMT INC COM
INSG	INSEEGO CORP COM NEW
INSM	INSMED INC COM PAR $.01
INSP	INSPIRE MED SYS INC COM
INSW	INTERNATIONAL SEAWAYS INC COM

INTA	INTAPP INC COM
INTC	INTEL CORP COM
INTF	ISHARES TR INTL EQTY FACTOR
INTG	INTERGROUP CORP COM
INTJ	INTELLIGENT GROUP LIMITED SHS CL A
INTR	INTER & CO INC CLASS A COM
INTS	INTENSITY THERAPEUTICS INC COM
INTT	INTEST CORP COM
INTU	INTUIT COM
INTW	GRANITESHARES ETF TR 2X LONG INTC DAI
INTZ	INTRUSION INC COM
INUV	INUVO INC COM NEW
INV	INNVENTURE INC COM
INVA	INNOVIVA INC COM
INVE	IDENTIV INC COM NEW
INVG	2023 ETF SERIES TRUST II GMO SYSTEMATIC I
INVH	INVITATION HOMES INC COM
INVN	THE ALGER ETF TRUST RUSSELL INNOVATI
INVX	INNOVEX INTERNATIONAL INC COM
INVZ	INNOVIZ TECHNOLOGIES LTD SHS
INVZW	INNOVIZ TECHNOLOGIES LTD WT EXP 040526
INZY	INOZYME PHARMA INC COM
IOBT	IO BIOTECH INC COM
IOCT	INNOVATOR ETFS TRUST INTERNATIONAL DV
ION	PROSHARES TR PROSHARES S&P
IONL	GRANITESHARES ETF TR 2X LONG IONQ
IONQ	IONQ INC COM
IONR	IONEER LTD SPONSORED ADS
IONS	IONIS PHARMACEUTICALS INC COM
IONX	TIDAL TR II DEFIANCE DAILY
IOO	ISHARES TR GLOBAL 100 ETF
IOPP	SIMPLIFY EXCHANGE TRADED FUNDS TARA INDIA OPPO
IOR	INCOME OPPORTUNITY RLTY INVS I COM
IOSP	INNOSPEC INC COM

IOT	SAMSARA INC COM CL A
IOTR	IOTHREE LTD SHS
IOVA	IOVANCE BIOTHERAPEUTICS INC COM
IP	INTERNATIONAL PAPER CO COM
IPA	IMMUNOPRECISE ANTIBODIES LTD COM NEW
IPAC	ISHARES TR CORE MSCI PAC
IPAR	INTERPARFUMS INC COM
IPAY	AMPLIFY ETF TR AMPLIFY DGTL PAY
IPB	INDEXPLUS TR CERTIFICATES 33
IPCXU	INFLECTION PT ACQUISITION CORP UNIT EXP 030127
IPDN	PROFESSIONAL DVRSTY NTWORK INC COM NEW
IPG	INTERPUBLIC GROUP COS INC COM
IPGP	IPG PHOTONICS CORP COM
IPHA	INNATE PHARMA S A SPONSORED ADS
IPI	INTREPID POTASH INC COM
IPKW	INVESCO EXCH TRADED FD TR II INTL BUYBACK
IPM	INTELLIGENT PROTECTION MANAGEM COM
IPO	RENAISSANCE CAP GREENWICH FDS IPO ETF
IPODU	DUNE ACQUISITION CORP II UNIT EXP 040430
IPOS	RENAISSANCE CAP GREENWICH FDS INTNTL IPO ETF
IPSC	CENTURY THERAPEUTICS INC COM
IPW	IPOWER INC CL A
IPWR	IDEAL PWR INC COM NEW
IPX	IPERIONX LTD SPONSORED ADS
IQ	IQIYI INC SPONSORED ADS
IQDF	FLEXSHARES TR INTL QLTDV IDX
IQDY	FLEXSHARES TR INT QLTDVDYNAM
IQHI	NEW YORK LIFE INVTS ACTIVE ETF NYLI MACKAY HIGH
IQI	INVESCO QUALITY MUN INCOME TR COM
IQLT	ISHARES TR MSCI INTL QUALTY
IQQQ	PROSHARES TR NASDAQ 100 HIGH
IQRA	NEW YORK LIFE INVTS ACTIVE ETF NYLI CBRE REAL A
IQSI	NEW YORK LIFE INVESTMENTS ETF NYLI CANDRIAM IN
IQSM	NEW YORK LIFE INVESTMENTS ETF CANDRIAM US MID

IQST	IQSTEL INC COM NEW
IQSU	NEW YORK LIFE INVESTMENTS ETF CANDRIAM US LRG
IQV	IQVIA HLDGS INC COM
IR	INGERSOLL RAND INC COM
IRBT	IROBOT CORP COM
IRD	OPUS GENETICS INC COM
IRDM	IRIDIUM COMMUNICATIONS INC COM
IREN	IREN LIMITED ORDINARY SHARES
IRET	TIDAL TR II IREIT MARKETVECT
IRIX	IRIDEX CORP COM
IRM	IRON MTN INC DEL COM
IRMD	IRADIMED CORP COM
IROH	IRON HORSE ACQUISITIONS CORP COM
IROHR	IRON HORSE ACQUISITIONS CORP
IROHU	IRON HORSE ACQUISITIONS CORP UNIT EXP 101528
IROHW	IRON HORSE ACQUISITIONS CORP WT EXP
IRON	DISC MEDICINE INC COM
IROQ	IF BANCORP INC COM
IRS	IRSA INVERSIONES Y REP S A SPON GDS ECH 10
IRT	INDEPENDENCE RLTY TR INC COM
IRTC	IRHYTHM TECHNOLOGIES INC COM
IRTR	ISHARES TR LIFEPATH RETIREM
IRVH	GLOBAL X FDS INT RT VOLTLTY
IRWD	IRONWOOD PHARMACEUTICALS INC COM CL A
ISBA	ISABELLA BK CORP COM
ISCB	ISHARES TR MRGSTR SM CP ETF
ISCF	ISHARES TR INTERNATIONAL SL
ISCG	ISHARES TR MRGSTR SM CP GR
ISCV	ISHARES TR MRNING SM CP ETF
ISD	PGIM HIGH YIELD BOND FUND INC COM
ISEP	INNOVATOR ETFS TRUST INNOVATOR INTER
ISHG	ISHARES TR 3YRTB ETF
ISHP	FIRST TR EXCHANGE TRADED FD VI S NETWRK E-COM
ISMD	NORTHERN LTS FD TR IV INSPIRE SML/ MID

ISOU	ISOENERGY LTD COM NEW
ISPC	ISPECIMEN INC COM NEW
ISPO	INSPIRATO INCORPORATED CL A NEW
ISPOW	INSPIRATO INCORPORATED WT EXP 021127
ISPR	ISPIRE TECHNOLOGY INC COM
ISRA	VANECK ETF TRUST ISRAEL ETF
ISRG	INTUITIVE SURGICAL INC COM NEW
ISRL	ISRAEL ACQUISITIONS CORP CLASS A ORD
ISRLU	ISRAEL ACQUISITIONS CORP UNIT EX 121227
ISRLW	ISRAEL ACQUISITIONS CORP WT EXP
ISSC	INNOVATIVE SOLUTIONS & SUPPORT COM
ISTB	ISHARES TR CORE 1 5 YR USD
ISTR	INVESTAR HLDG CORP COM
ISWN	AMPLIFY ETF TR BLACKSWAN ISWN
IT	GARTNER INC COM
ITAN	EA SERIES TRUST SPARKLINE INTANG
ITDB	ISHARES TR LIFEPATH TGT2030
ITDC	ISHARES TR LIFEPATH TGT2035
ITDD	ISHARES TR LIFEPATH TGT2040
ITDE	ISHARES TR LIFEPATH TGT2045
ITDF	ISHARES TR LIFEPATH TGT2050
ITDG	ISHARES TR LIFEPATH TGT2055
ITDH	ISHARES TR LIFEPATH TGT2060
ITDI	ISHARES TR LIFEPATH TGT2065
ITDJ	ISHARES TR LIFEPATH TARGET
ITEQ	AMPLIFY ETF TR AMPLIFY BLUESTAR
ITGR	INTEGER HLDGS CORP COM
ITIC	INVESTORS TITLE CO NC COM
ITOS	ITEOS THERAPEUTICS INC COM
ITOT	ISHARES TR CORE S&P TTL STK
ITP	IT TECH PACKAGING INC COM NEW
ITRG	INTEGRA RES CORP COM
ITRI	ITRON INC COM
ITRM	ITERUM THERAPEUTICS PLC SHS NEW

ITRN	ITURAN LOCATION AND CONTROL SHS
ITT	ITT INC COM
ITUB	ITAU UNIBANCO HLDG S A SPON ADR REP PFD
ITW	ILLINOIS TOOL WKS INC COM
IUS	INVESCO EXCH TRD SLF IDX FD TR RAFI STRATGIC US
IUSB	ISHARES TR CORE TOTAL USD
IUSG	ISHARES TR CORE S&P US GWT
IUSV	ISHARES TR CORE S&P US VLU
IVA	INVENTIVA SA ADS
IVAL	EA SERIES TRUST INTL QUAN VALUE
IVDA	IVEDA SOLUTIONS INC COM
IVDAW	IVEDA SOLUTIONS INC WT EXP 040127
IVE	ISHARES TR S&P 500 VAL ETF
IVEG	ISHARES TR EMERGNT FD & AGT
IVES	WEDBUSH SER TR DAN IVES WEDBUSH
IVF	INVO FERTILITY INC. COM
IVLU	ISHARES TR MSCI INTL VLU FT
IVOG	VANGUARD ADMIRAL FDS INC MIDCP 400 GRTH
IVOL	KRANESHARES TRUST QUADRTC INT RT
IVOO	VANGUARD ADMIRAL FDS INC MIDCP 400 IDX
IVOV	VANGUARD ADMIRAL FDS INC MIDCP 400 VAL
IVP	INSPIRE VETERINARY PARTNER COM CL A
IVR	INVESCO MORTGAGE CAPITAL INC COM
IVRS	ISHARES TR FUTURE METAVERSE
IVT	INVENTRUST PPTYS CORP COM NEW
IVV	ISHARES TR CORE S&P500 ETF
IVVD	INVIVYD INC COM
IVW	ISHARES TR S&P 500 GRWT ETF
IVZ	INVESCO LTD SHS
IWB	ISHARES TR RUS 1000 ETF
IWC	ISHARES TR MICRO-CAP ETF
IWD	ISHARES TR RUS 1000 VAL ETF
IWDL	UBS AG LONDON BRANCH CAL LKD 51
IWF	ISHARES TR RUS 1000 GRW ETF

IWFG	NEW YORK LIFE INVTS ACTIVE ETF NYLI WINSLOW FOC
IWFL	UBS AG LONDON BRANCH NT LKD 51
IWL	ISHARES TR RUS TOP 200 ETF
IWLG	NEW YORK LIFE INVTS ACTIVE ETF NYLI WINSLOW LAR
IWM	ISHARES TR RUSSELL 2000 ETF
IWML	UBS AG LONDON BRANCH CAL LKD 51
IWMY	TIDAL TR II DEFIANCE R2000
IWN	ISHARES TR RUS 2000 VAL ETF
IWO	ISHARES TR RUS 2000 GRW ETF
IWP	ISHARES TR RUS MD CP GR ETF
IWR	ISHARES TR RUS MID CAP ETF
IWS	ISHARES TR RUS MDCP VAL ETF
IWTR	ISHARES TR MSCI WTR MGMT MS
IWV	ISHARES TR RUSSELL 3000 ETF
IWX	ISHARES TR RUS TP200 VL ETF
IWY	ISHARES TR RUS TP200 GR ETF
IX	ORIX CORP SPONSORED ADR
IXC	ISHARES TR GLOBAL ENERG ETF
IXG	ISHARES TR GLOBAL FINLS ETF
IXHL	INCANNEX HEALTHCARE INC COM
IXJ	ISHARES TR GLOB HLTHCRE ETF
IXN	ISHARES TR GLOBAL TECH ETF
IXP	ISHARES TR GBL COMM SVC ETF
IXUS	ISHARES TR CORE MSCI TOTAL
IYC	ISHARES TR US CONSUM DISCRE
IYE	ISHARES TR U.S. ENERGY ETF
IYF	ISHARES TR U.S. FINLS ETF
IYG	ISHARES TR U.S. FIN SVC ETF
IYH	ISHARES TR US HLTHCARE ETF
IYK	ISHARES TR US CONSM STAPLES
IYM	ISHARES TR U.S. BAS MTL ETF
IYR	ISHARES TR U.S. REAL ES ETF
IYW	ISHARES TR U.S. TECH ETF
IYY	ISHARES TR DOW JONES US ETF

IZEA	IZEA WORLDWIDE INC COM NEW
IZM	ICZOOM GROUP INC. CL A ORD SHS
J	JACOBS SOLUTIONS INC COM
JAAA	JANUS DETROIT STR TR HENDRSON AAA CL
JACK	JACK IN THE BOX INC COM
JACS	JACKSON ACQUISITION CO II COM SHS CL A
JADE	J P MORGAN EXCHANGE TRADED FD ACTIVE DEVELOPIN
JAGX	JAGUAR HEALTH INC COM
JAKK	JAKKS PAC INC COM NEW
JAMF	JAMF HLDG CORP COM
JANT	AIM ETF PRODUCTS TRUST US LRGCP B10 JAN
JANW	AIM ETF PRODUCTS TRUST US LRGCP B20 JAN
JANX	JANUX THERAPEUTICS INC COM
JAPN	LISTED FDS TR HORIZON KINETICS
JAVA	J P MORGAN EXCHANGE TRADED FD ACTIVE VALUE ETF
JAZZ	JAZZ PHARMACEUTICALS PLC SHS USD
JBDI	JBDI HOLDINGS LTD ORD SHS
JBGS	JBG SMITH PPTYS COM
JBHT	HUNT J B TRANS SVCS INC COM
JBI	JANUS INTERNATIONAL GROUP INC COMMON STOCK
JBIO	JADE BIOSCIENCES INC COM NEW
JBK	CORPORATE BACKED TR CTFS 04-6 A1 3.50
JBL	JABIL INC COM
JBLU	JETBLUE AWYS CORP COM
JBND	J P MORGAN EXCHANGE TRADED FD ACTIVE BOND ETF
JBSS	SANFILIPPO JOHN B & SON INC COM
JBTM	JBT MAREL CORPORATION COM
JCE	NUVEEN CORE EQUITY ALPHA FD COM
JCHI	J P MORGAN EXCHANGE TRADED FD ACTIVE CHINA ETF
JCI	JOHNSON CTLS INTL PLC SHS
JCSE	JE CLEANTECH HOLDINGS LIMITED ORD SHS NEW
JCTC	JEWETT CAMERON TRADING LTD COM NEW
JCTR	J P MORGAN EXCHANGE TRADED FD CARBON TRANITIN
JD	JD.COM INC SPON ADS CL A

JDIV	J P MORGAN EXCHANGE TRADED FD DIVID LEADERS ET
JDOC	J P MORGAN EXCHANGE TRADED FD HEALTHCARE LEADE
JDST	DIREXION SHS ETF TR DAILY JR GOLD MI
JDVI	JOHN HANCOCK EXCHANGE TRADED DISCIPLINED VAL
JDZG	JIADE LIMITED USD ORD SHS
JEF	JEFFERIES FINL GROUP INC COM
JELD	JELD-WEN HLDG INC COM
JEMB	JANUS DETROIT STR TR HENDERSON EMERGI
JEPI	J P MORGAN EXCHANGE TRADED FD EQUITY PREMIUM
JEPQ	J P MORGAN EXCHANGE TRADED FD NASDAQ EQT PREM
JEQ	ABRDN JAPAN EQUITY FUND INC COM
JETD	BANK MONTREAL QUE CAL LKD 43
JETS	ETF SER SOLUTIONS US GLB JETS
JETU	BANK MONTREAL QUE CAL LKD 43
JFB	JFB CONSTR HLDGS CL A
JFBR	JEFFS BRANDS LTD SHS NEW
JFBRW	JEFFS BRANDS LTD WT EXP
JFIN	JIAYIN GROUP INC SPONSORED ADS
JFLI	J P MORGAN EXCHANGE TRADED FD FLEXIBLE INCOME
JFR	NUVEEN FLOATING RATE INCOME FD COM
JFU	9F INC SPON ADS NEW
JG	AURORA MOBILE LTD SPON ADS
JGH	NUVEEN GLOBAL HIGH INCOME FD SHS
JGLO	J P MORGAN EXCHANGE TRADED FD GLOBAL SEL EQUIT
JGRO	J P MORGAN EXCHANGE TRADED FD ACTIVE GROWTH
JGRW	TRUST FOR PROFESSIONAL MANAGER JENSEN QUALITY
JHAC	JOHN HANCOCK EXCHANGE TRADED FUNDAMENTAL ALL
JHCB	JOHN HANCOCK EXCHANGE TRADED CORPORATE BD
JHCP	JOHN HANCOCK EXCHANGE TRADED CORE PLUS BOND
JHCR	JOHN HANCOCK EXCHANGE TRADED CORE BOND ETF
JHDV	JOHN HANCOCK EXCHANGE TRADED US HIGH DIVI ETF
JHEM	JOHN HANCOCK EXCHANGE TRADED MULTFCTR EMRNG
JHG	JANUS HENDERSON GROUP PLC ORD SHS
JHHY	JOHN HANCOCK EXCHANGE TRADED HIGH YIELD ETF

JHI	HANCOCK JOHN INVT TR II COM
JHID	JOHN HANCOCK EXCHANGE TRADED INTERNATIONAL HI
JHMB	JOHN HANCOCK EXCHANGE TRADED MORTGAGE BACKED
JHMD	JOHN HANCOCK EXCHANGE TRADED MULTI INTL ETF
JHML	JOHN HANCOCK EXCHANGE TRADED MLTFCTR LRG CAP
JHMM	JOHN HANCOCK EXCHANGE TRADED MULTIFACTOR MI
JHMU	JOHN HANCOCK EXCHANGE TRADED DYNAMIC MUNICIP
JHPI	JOHN HANCOCK EXCHANGE TRADED PREFERRED INCOME
JHS	HANCOCK JOHN INCOME SECS TR COM
JHSC	JOHN HANCOCK EXCHANGE TRADED MULTIFACTR SML
JHX	JAMES HARDIE INDS PLC SPONSORED ADR
JIG	J P MORGAN EXCHANGE TRADED FD INTERNL GWT
JIII	JANUS DETROIT STR TR HENDERSON INCOME
JILL	J JILL INC COM
JIRE	J P MORGAN EXCHANGE TRADED FD INTRNL RES EQT
JIVE	J P MORGAN EXCHANGE TRADED FD JPMORGAN INTL VL
JJSF	J & J SNACK FOODS CORP COM
JKHY	HENRY JACK & ASSOC INC COM
JKS	JINKOSOLAR HLDG CO LTD SPONSORED ADR
JL	J-LONG GROUP LTD SHS NEW
JLL	JONES LANG LASALLE INC COM
JLQD	JANUS DETROIT STR TR HENDERSON CORPOR
JLS	NUVEEN MORTGAGE AND INCOME FD COM
JMBS	JANUS DETROIT STR TR HENDERSON MTG
JMEE	J P MORGAN EXCHANGE TRADED FD SMALL & MID CAP
JMHI	J P MORGAN EXCHANGE TRADED FD HIGH YIELD MUNI
JMIA	JUMIA TECHNOLOGIES AG SPONSORED ADS
JMID	JANUS DETROIT STR TR HENDERSON MID
JMM	NUVEEN MULTI-MKT INCOME FD COM
JMOM	J P MORGAN EXCHANGE TRADED FD US MOMENTUM
JMSB	JOHN MARSHALL BANCORP INC COM
JMSI	J P MORGAN EXCHANGE TRADED FD SUSTAINABLE MUNI
JNJ	JOHNSON & JOHNSON COM
JNK	SPDR SERIES TRUST BLOOMBERG HIGH Y

JNPR	JUNIPER NETWORKS INC COM
JNUG	DIREXION SHS ETF TR DAILY JR GLD MIN
JOB	GEE GROUP INC COM
JOBY	JOBY AVIATION INC COMMON STOCK
JOE	ST JOE CO COM
JOET	VIRTUS ETF TR II VIRTUS US QLTY
JOF	JAPAN SMALLER CAPITALIZATION F COM
JOJO	TIDAL ETF TR ATAC CREDIT ROT
JOUT	JOHNSON OUTDOORS INC CL A
JOYY	JOYY INC ADS REPSTG COM A
JPAN	MATTHEWS INTL FDS JAPAN ACTIVE ETF
JPC	NUVEEN PFD & INCOME OPPORTUNIT COM
JPEF	J P MORGAN EXCHANGE TRADED FD EQUITY FOCUS ETF
JPEM	J P MORGAN EXCHANGE TRADED FD DIV RTN EM EQT
JPI	NUVEEN PFD SECS & INC OPPTY FD COM
JPIE	J P MORGAN EXCHANGE TRADED FD INCOME ETF
JPIN	J P MORGAN EXCHANGE TRADED FD DIV RTN INT EQ
JPM	JPMORGAN CHASE & CO. COM
JPMB	J P MORGAN EXCHANGE TRADED FD USD EMRNG MKT
JPME	J P MORGAN EXCHANGE TRADED FD DIVERSFED RTRN
JPMO	TIDAL TR II YIELDMAX JPM OPT
JPRE	J P MORGAN EXCHANGE TRADED FD REALTY INCOME ET
JPSE	J P MORGAN EXCHANGE TRADED FD DIVERSFD EQT ETF
JPST	J P MORGAN EXCHANGE TRADED FD ULTRA SHRT ETF
JPSV	J P MORGAN EXCHANGE TRADED FD ACTIVE SM CP VAL
JPUS	J P MORGAN EXCHANGE TRADED FD JPMORGAN DIVER
JPXN	ISHARES TR JPX NIKKEI 400
JPY	LAZARD ACTIVE ETF TR JAPANESE EQUITY
JQC	NUVEEN CR STRATEGIES INCOME FD COM SHS
JQUA	J P MORGAN EXCHANGE TRADED FD US QUALTY FCTR
JRE	JANUS DETROIT STR TR HENDERSON US REL
JRI	NUVEEN REAL ASSET INCOME & GRO COM
JRS	NUVEEN REAL ESTATE INCOME FD COM
JRSH	JERASH HLDGS US INC COM

JRVR	JAMES RIV GROUP LTD COM
JSCP	J P MORGAN EXCHANGE TRADED FD SHORT DURA CORE
JSI	JANUS DETROIT STR TR HENDERSON SECURI
JSM	NAVIENT CORPORATION SR NT 6% 121543
JSMD	JANUS DETROIT STR TR HENDERSN SML ETF
JSML	JANUS DETROIT STR TR HENDERSN CAP ETF
JSPR	JASPER THERAPEUTICS INC COM NEW
JSPRW	JASPER THERAPEUTICS INC WT EXP 092426
JSTC	TIDAL ETF TR ADASINA SOCIAL
JTAI	JET AI INC COM NEW
JTEK	J P MORGAN EXCHANGE TRADED FD U S TECH LEADERS
JULT	AIM ETF PRODUCTS TRUST US LRGCP B10 JUL
JULW	AIM ETF PRODUCTS TRUST US LRGCP B20 JUL
JUNS	JUPITER NEUROSCIENCES INC COM NEW
JUNT	AIM ETF PRODUCTS TRUST US LRGCP B10 JUN
JUNW	AIM ETF PRODUCTS TRUST US LRGCP B20 JUN
JUSA	J P MORGAN EXCHANGE TRADED FD US RESEARCH ENHN
JUST	GOLDMAN SACHS ETF TR JUST US LRG CP
JVA	COFFEE HLDG CO INC COM
JVAL	J P MORGAN EXCHANGE TRADED FD US VALUE FACTR
JVSA	JVSPAC ACQUISITION CORP SHS CL A
JVSAR	JVSPAC ACQUISITION CORP RT EXP 112626
JVSAU	JVSPAC ACQUISITION CORP UNIT EXP 031124
JWEL	JOWELL GLOBAL LTD SHS NEW
JXG	JX LUXVENTURE GROUP INC COM NEW
JXI	ISHARES TR GLOB UTILITS ETF
JXN	JACKSON FINANCIAL INC COM CL A
JYD	JAYUD GLOBAL LOGISTICS LTD ORD SHS CL A
JYNT	JOINT CORP COM
JZ	JIANZHI ED TECHNOLOGY GROUP CO SPONSORED ADR
JZXN	JIUZI HOLDINGS INC SHS NEW
K	KELLANOVA COM
KAI	KADANT INC COM
KALA	KALA BIO INC COM NEW

KALU	KAISER ALUMINUM CORP COM PAR $0.01
KALV	KALVISTA PHARMACEUTICALS INC COM
KAPA	KAIROS PHARMA LTD COM
KAR	OPENLANE INC COM
KARO	KAROOOOO LTD ORD SHS
KARS	KRANESHARES TRUST ELEC VEH FUTUR
KAVL	KAIVAL BRNDS INNOVATNS GRP INC COM SHS
KB	KB FINL GROUP INC SPONSORED ADR
KBA	KRANESHARES TRUST BOSERA MSCI CHIN
KBAB	KRANESHARES TRUST 2X LONG BABA DAI
KBDC	KAYNE ANDERSON BDC INC COM SHS
KBE	SPDR SERIES TRUST S&P BK ETF
KBH	KB HOME COM
KBR	KBR INC COM
KBSX	FST CORP. ORD SHS
KBUF	KRANESHARES TRUST 90 KWEB JAN 27
KBWB	INVESCO EXCH TRADED FD TR II KBW BK ETF
KBWD	INVESCO EXCH TRADED FD TR II KBW HIG DV YLD
KBWP	INVESCO EXCH TRADED FD TR II KBW PPTY CASUT
KBWR	INVESCO EXCH TRADED FD TR II KBW REGL BKG
KBWY	INVESCO EXCH TRADED FD TR II KBW PREM YIELD
KC	KINGSOFT CLOUD HLDGS LTD ADS
KCAI	KRANESHARES TRUST CHINA ALPHA INDE
KCCA	KRANESHARES TRUST CALIFORNIA CARB
KCE	SPDR SERIES TRUST S&P CAP MKTS
KCHVU	KOCHAV DEFENSE ACQUI CO UNIT EXP 052130
KCSH	KRANESHARES TRUST SUSTAINABLE ULTR
KD	KYNDRYL HLDGS INC COMMON STOCK
KDC	KDC/ONE DEVELOPMENT CORP INC
KDEF	EXCHANGE LISTED FDS TR PLUS KOREA DEFE
KDP	KEURIG DR PEPPER INC COM
KDRN	ETF OPPORTUNITIES TRUST KINGSBARN TACTIC
KE	KIMBALL ELECTRONICS INC COM
KEAT	EA SERIES TRUST KEATING ACTI ETF

KELYA	KELLY SVCS INC CL A
KELYB	KELLY SVCS INC CL B
KEMQ	KRANESHARES TRUST EMRNG MKT CONS
KEMX	KRANESHARES TRUST MSCI EMG EX CH
KEN	KENON HLDGS LTD SHS
KEP	KOREA ELEC PWR CORP SPONSORED ADR
KEQU	KEWAUNEE SCIENTIFIC CORP COM
KEUA	KRANESHARES TRUST EUROPEAN CARBON
KEX	KIRBY CORP COM
KEY	KEYCORP COM
KEYS	KEYSIGHT TECHNOLOGIES INC COM
KF	KOREA FD INC COM NEW
KFFB	KENTUCKY FIRST FED BANCORP COM
KFII	K&F GROWTH ACQUISITION CORP II SHS CL A
KFIIR	K&F GROWTH ACQUISITION CORP II RT EXP 082931
KFIIU	K&F GROWTH ACQUISITION CORP II UNIT
KFRC	KFORCE INC COM
KFS	KINGSWAY FINL SVCS INC COM NEW
KFY	KORN FERRY COM NEW
KG	KESTREL GROUP LTD COM
KGC	KINROSS GOLD CORP COM
KGEI	KOLIBRI GLOBAL ENERGY INC COM NEW
KGRN	KRANESHARES TRUST MSCI CHINA CLEAN
KGS	KODIAK GAS SVCS INC COM
KHC	KRAFT HEINZ CO COM
KHYB	KRANESHARES TRUST ASIA PACIFIC ETF
KIDS	ORTHOPEDIATRICS CORP COM
KIDZ	CLASSOVER HLDGS INC COM CL B
KIDZW	CLASSOVER HLDGS INC WT EXP 040330
KIE	SPDR SERIES TRUST S&P INS ETF
KIM	KIMCO RLTY CORP COM
KIND	NEXTDOOR HOLDINGS INC COM CL A
KINS	KINGSTONE COS INC COM
KIO	KKR INCOME OPPORTUNITIES FD COM

KIRK	KIRKLANDS INC COM
KITT	NAUTICUS ROBOTICS INC COM NEW
KITTW	NAUTICUS ROBOTICS INC WT EXP 031527
KKR	KKR & CO INC COM
KKRS	KKR GROUP FIN CO IX LLC SUB NT 61
KKRT	KKR & CO INC CAL 65
KLAC	KLA CORP COM NEW
KLC	KINDERCARE LEARNING COMPANIES COM
KLG	WK KELLOGG CO COM SHS
KLIC	KULICKE & SOFFA INDS INC COM
KLIP	KRANESHARES TRUST KWEB COVERD CALL
KLMN	INVESCO EXCH TRADED FD TR II MSCI NORTH AMER
KLMT	INVESCO EXCH TRADED FD TR II MSCI CLIMATE 500
KLRS	KALARIS THERAPEUTICS INC COM
KLTO	KLOTHO NEUROSCIENCES INC COM
KLTOW	KLOTHO NEUROSCIENCES INC WT EXP 062129
KLTR	KALTURA INC COM
KLXE	KLX ENERGY SERVICS HOLDNGS INC COM NEW
KLXY	KRANESHARES TRUST GLOBAL LUXURY ID
KMB	KIMBERLY-CLARK CORP COM
KMDA	KAMADA LTD SHS
KMI	KINDER MORGAN INC DEL COM
KMID	VIRTUS ETF TR II KAR MID-CAP ETF
KMLM	KRANESHARES TRUST MOUNT LUCAS ETF
KMPB	KEMPER CORP NT CALL 62
KMPR	KEMPER CORP COM
KMT	KENNAMETAL INC COM
KMTS	KESTRA MED TECHNOLOGIES LTD SHS
KMX	CARMAX INC COM
KN	KNOWLES CORP COM
KNCT	INVESCO EXCHANGE TRADED FD TR NEXT GEN CONNECT
KNDI	KANDI TECHNOLOGIES GROUP INC USD ORD SHS
KNF	KNIFE RIVER CORP COMMON STOCK
KNGZ	FIRST TR EXCHANGE TRADED FD VI FIRST TRUST S&P

KNO	INVESTMENT MANAGERS SER TR II AXS KNOWLEDGE LE
KNOP	KNOT OFFSHORE PARTNERS LP COM UNITS
KNRG	SIMPLIFY EXCHANGE TRADED FUNDS KAYNE ANDERSON
KNSA	KINIKSA PHARMACEUTICALS INTL P ORD SHS CL A
KNSL	KINSALE CAP GROUP INC COM
KNTK	KINETIK HOLDINGS INC COM NEW CL A
KNW	KNOW LABS INC COM NEW
KNX	KNIGHT-SWIFT TRANSN HLDGS INC CL A
KO	COCA COLA CO COM
KOCG	NEOS ETF TRUST FIS KNIGHTS
KOD	KODIAK SCIENCES INC COM
KODK	EASTMAN KODAK CO COM NEW
KOF	COCA-COLA FEMSA SAB DE CV SPONS ADS REP
KOKU	DBX ETF TR XTRACKERS MSCI
KOLD	PROSHARES TR II ULSHT BLOOMB GAS
KOMP	SPDR SERIES TRUST S&P KENSHO NEW
KONG	ETF OPPORTUNITIES TRUST FORMIDABLE FORTR
KOOL	SPINNAKER ETF SERIES NORTH SHORE EQTY
KOP	KOPPERS HOLDINGS INC COM
KOPN	KOPIN CORP COM
KORE	KORE GROUP HLDGS INC COM NEW
KORP	AMERICAN CENTY ETF TR DIVERSIFID CRP
KORU	DIREXION SHS ETF TR DAILY MSCI SOUTH
KOS	KOSMOS ENERGY LTD COM
KOSS	KOSS CORP COM
KPDD	KRANESHARES TRUST 2X LONG PDD DAIL
KPLT	KATAPULT HOLDINGS INC COM NEW
KPLTW	KATAPULT HOLDINGS INC WT EXP 060926
KPRO	KRANESHARES TRUST 100 KWEB JAN 27
KPRX	KIORA PHARMACEUTICALS INC COM
KPTI	KARYOPHARM THERAPEUTICS INC COM NEW
KQQQ	KURV ETF TR TECHNOLOGY TITAN
KR	KROGER CO COM
KRBN	KRANESHARES TRUST GLOBAL CARB STRA

KRC	KILROY RLTY CORP COM
KRE	SPDR SERIES TRUST S&P REGL BKG
KREF	KKR REAL ESTATE FIN TR INC COM
KRG	KITE RLTY GROUP TR COM NEW
KRKR	36KR HOLDINGS INC SPONSORED ADR
KRMA	GLOBAL X FDS CONSCIOUS COS
KRMD	KORU MEDICAL SYSTEMS INC COM
KRMN	KARMAN HLDGS INC COMMON STOCK
KRNT	KORNIT DIGITAL LTD SHS
KRNY	KEARNY FINL CORP MD COM
KRO	KRONOS WORLDWIDE INC COM
KRON	KRONOS BIO INC COM
KROP	GLOBAL X FDS GLOBAL X AGTECH
KROS	KEROS THERAPEUTICS INC COM
KRP	KIMBELL RTY PARTNERS LP UNIT
KRRO	KORRO BIO INC COM
KRT	KARAT PACKAGING INC COM
KRUS	KURA SUSHI USA INC CL A COM
KRYS	KRYSTAL BIOTECH INC COM
KSA	ISHARES TR MSCI SAUDI ARBIA
KSCP	KNIGHTSCOPE INC CL A NEW
KSPI	KASPI KZ JSC SPONSORED ADS
KSPY	KRANESHARES TRUST HEDGEYE HEDGED E
KSS	KOHLS CORP COM
KSTR	KRANESHARES TRUST SSE STAR MRKT 50
KT	KT CORP SPONSORED ADR
KTB	KONTOOR BRANDS INC COM
KTCC	KEY TRONIC CORP COM
KTEC	KRANESHARES TRUST HANG SENG TECH
KTF	DWS MUN INCOME TR NEW COM
KTH	CORTS TR PECO ENERGY CAP TRIII CORTS 8.00%
KTN	CREDIT-ENHANCED CORTS TR FOR A CORTS 8.205%
KTOS	KRATOS DEFENSE & SEC SOLUTIONS COM NEW
KTTA	PASITHEA THERAPEUTICS CORP COM NEW

KTTAW	PASITHEA THERAPEUTICS CORP WT EXP 081226
KUKE	KUKE MUSIC HLDG LTD SPONSORED ADS
KULR	KULR TECHNOLOGY GROUP INC COM
KURA	KURA ONCOLOGY INC COM
KURE	KRANESHARES TRUST MSCI ALL CHINA
KVAC	KEEN VISION ACQUISITION CORP SHS
KVACU	KEEN VISION ACQUISITION CORP UNIT
KVACW	KEEN VISION ACQUISITION CORP WT EXP 031528
KVHI	KVH INDS INC COM
KVLE	KRANESHARES TRUST KRANESHARES VALU
KVUE	KENVUE INC COM
KVYO	KLAVIYO INC COM SER A
KW	KENNEDY-WILSON HOLDINGS INC COM
KWE	KWESST MICRO SYSTEMS INC COM
KWEB	KRANESHARES TRUST CSI CHI INTERNET
KWESW	KWESST MICRO SYSTEMS INC WT EXP 120927
KWM	K WAVE MEDIA LTD ORD SHS
KWMWW	K WAVE MEDIA LTD WT EXP 051430
KWR	QUAKER HOUGHTON COM
KXI	ISHARES TR GLB CNSM STP ETF
KXIN	KAIXIN HLDGS SHS NEW
KYMR	KYMERA THERAPEUTICS INC COM
KYN	KAYNE ANDERSON ENERGY INFRSTR COM
KYTX	KYVERNA THERAPEUTICS INC COM
KZIA	KAZIA THERAPEUTICS LTD SPONSORED ADS
KZR	KEZAR LIFE SCIENCES INC COM NEW
L	LOEWS CORP COM
LAB	STANDARD BIOTOOLS INC COM
LABD	DIREXION SHS ETF TR DAILY S&P BIOTEC
LABU	DIREXION SHS ETF TR DAILY S&P BIOTCH
LAC	LITHIUM AMERS CORP NEW COM SHS
LAD	LITHIA MTRS INC COM
LADR	LADDER CAP CORP CL A
LAES	SEALSQ CORP ORD SHS

LAKE	LAKELAND INDS INC COM
LALT	FIRST TR EXCHNG TRADED FD VIII MULTI STRATEGY
LAMR	LAMAR ADVERTISING CO NEW CL A
LANC	LANCASTER COLONY CORP COM
LAND	GLADSTONE LD CORP COM
LANDM	GLADSTONE LD CORP 5.000% CUM PFD D
LANDO	GLADSTONE LD CORP PFD SER B 6%
LANDP	GLADSTONE LD CORP 6% SER C CUM PFD
LANV	LANVIN GROUP HOLDINGS LIMITED SHS
LAR	LITHIUM ARGENTINA AG COM SHS
LARK	LANDMARK BANCORP INC COM
LASE	LASER PHOTONICS CORP COM
LASR	NLIGHT INC COM
LAUR	LAUREATE EDUCATION INC COMMON STOCK
LAW	CS DISCO INC COM
LAYS	TIDAL TR II STKD 100 NVDA
LAZ	LAZARD INC COM
LAZR	LUMINAR TECHNOLOGIES INC COM NEW CL A
LB	LANDBRIDGE COMPANY LLC CL A
LBAY	TIDAL ETF TR LEATHERBACK LNG
LBGJ	LI BANG INTL CORP INC ORD SHS
LBRDA	LIBERTY BROADBAND CORP COM SER A
LBRDK	LIBERTY BROADBAND CORP COM SER C
LBRDP	LIBERTY BROADBAND CORP CUM PFD SR A
LBRT	LIBERTY ENERGY INC COM CL A
LBTYA	LIBERTY GLOBAL LTD COM CL A
LBTYB	LIBERTY GLOBAL LTD COM CL B
LBTYK	LIBERTY GLOBAL LTD COM CL C
LC	LENDINGCLUB CORP COM NEW
LCCCU	LAKESHORE ACQUISITION III CORP UNIT
LCDL	GRANITESHARES ETF TR 2X LONG LCID DAI
LCDS	J P MORGAN EXCHANGE TRADED FD FUNDAMENTAL DATA
LCFY	LOCAFY LIMITED SHS NEW
LCFYW	LOCAFY LIMITED WT EXP 032927

LCG	NORTHERN LTS FD TR IV STERLING CAPITAL
LCID	LUCID GROUP INC COM
LCII	LCI INDS COM
LCLG	ADVISORS SER TR LOGAN CAP BRD IN
LCNB	LCNB CORP COM
LCR	MANAGED PORTFOLIO SERIES LEUTHOLD CORE ET
LCTD	BLACKROCK ETF TRUST WORLD EX US CARB
LCTU	BLACKROCK ETF TRUST US CARBON TRANS
LCTX	LINEAGE CELL THERAPEUTICS INC COM
LCUT	LIFETIME BRANDS INC COM
LDEM	ISHARES TR ESG MSCI EM LDRS
LDI	LOANDEPOT INC COM CL A
LDOS	LEIDOS HOLDINGS INC COM
LDP	COHEN & STEERS LTD DURATION PF COM
LDRC	ISHARES TR IBONDS 1-5 YR CO
LDRH	ISHARES TR IBONDS 1-5 YR HI
LDRI	ISHARES TR IBONDS 1-5 YR TI
LDRT	ISHARES TR IBONDS 1-5 YR TR
LDRX	RBB FD INC SGI ENHANCED MKT
LDSF	FIRST TR EXCHNG TRADED FD VIII LOW DUR STRTGC
LDTC	LEDDARTECH HLDGS INC COM
LDTCW	LEDDARTECH HLDGS INC WT EXP 122128
LDUR	PIMCO ETF TR ENHNCD LW DUR AC
LDWY	LENDWAY INC COM NEW
LE	LANDS END INC NEW COM
LEA	LEAR CORP COM NEW
LECO	LINCOLN ELEC HLDGS INC COM
LEDS	SEMILEDS CORP COM NEW
LEE	LEE ENTERPRISES INC COM
LEG	LEGGETT & PLATT INC COM
LEGH	LEGACY HOUSING CORP COM
LEGN	LEGEND BIOTECH CORP SPONSORED ADS
LEGR	FIRST TR EXCHANGE-TRADED FD VI INDXX INOVTV ETF
LEGT	LEGATO MERGER CORP III ORD SHS

LEMB	ISHARES INC JP MORGAN EM ETF
LEN	LENNAR CORP CL A
LENZ	LENZ THERAPEUTICS INC COM
LEO	BNY MELLON STRATEGIC MUNS INC COM
LESL	LESLIES INC COM
LEU	CENTRUS ENERGY CORP CL A
LEVI	LEVI STRAUSS & CO NEW CL A COM STK
LEXI	LISTED FDS TR ALEXIS PRACTICAL
LEXX	LEXARIA BIOSCIENCE CORP COM NEW
LEXXW	LEXARIA BIOSCIENCE CORP WT EXP 011426
LFCR	LIFECORE BIOMEDICAL INC COM
LFEQ	VANECK ETF TRUST LONG/FLAT TREND
LFGY	TIDAL TR II YIELDMAX CRYPTO
LFMD	LIFEMD INC COM
LFMDP	LIFEMD INC 8.875% CUM PFD A
LFSC	RBB FD INC F/M EMERALD LIFE
LFST	LIFESTANCE HEALTH GROUP INC COM
LFT	LUMENT FINANCE TRUST INC COM
LFUS	LITTELFUSE INC COM
LFVN	LIFEVANTAGE CORP COM NEW
LFWD	LIFEWARD LTD SHS
LGCB	LINKAGE GLOBAL INC CL A NEW
LGCF	THEMES ETF TR US CASH FLOW CHA
LGCL	LUCAS GC LTD SHS
LGCY	LEGACY ED INC COM
LGDX	TIDAL TRUST III INTECH S&P LARGE
LGH	NORTHERN LTS FD TR III HCM DEFEN 500
LGHL	LION GROUP HOLDING LTD SPONSORED ADS
LGHLW	LION GROUP HOLDING LTD WT EXP 061725
LGHT	SPINNAKER ETF SERIES LANGAR GLOBAL HE
LGI	LAZARD GLOBAL TOTAL RETURN & I COM
LGIH	LGI HOMES INC COM
LGL	LGL GROUP INC COM
LGLV	SPDR SERIES TRUST SSGA US LRG ETF

LGND	LIGAND PHARMACEUTICALS INC COM NEW
LGO	LARGO INC COM
LGOV	FIRST TR EXCHANGE-TRADED FD IV LNG DUR OPRTUN
LGPS	LOGPROSTYLE INC COM
LGRO	ALPS ETF TR LEVEL FOUR LARGE
LGVN	LONGEVERON INC CL A NEW
LH	LABCORP HOLDINGS INC COM SHS
LHSW	LIANHE SOWELL INTL GROUP LTD ORD SHS
LHX	L3HARRIS TECHNOLOGIES INC COM
LI	LI AUTO INC SPONSORED ADS
LICN	LICHEN INTL LTD SHS NEW CL A
LIDR	AEYE INC CL A NEW
LIDRW	AEYE INC WT EXP 093027
LIEN	CHICAGO ATLANTIC BDC INC COM
LIF	LIFE360 INC COM
LII	LENNOX INTL INC COM
LILA	LIBERTY LATIN AMERICA LTD COM CL A
LILAK	LIBERTY LATIN AMERICA LTD COM CL C
LIMN	LIMINATUS PHARMA INC. CL A
LIMNW	LIMINATUS PHARMA INC. WT EXP 043030
LIN	LINDE PLC SHS
LINC	LINCOLN EDL SVCS CORP COM
LIND	LINDBLAD EXPEDITIONS HLDGS INC COM
LINE	LINEAGE INC COM
LINK	INTERLINK ELECTRS INC COM NEW
LION	LIONSGATE STUDIOS CORP COM
LIPO	LIPELLA PHARMACEUTICALS INC COM NEW
LIQT	LIQTECH INTL INC COM
LIT	GLOBAL X FDS LITHIUM BTRY ETF
LITB	LIGHTINTHEBOX HLDG CO LTD SPONSORED ADR
LITE	LUMENTUM HLDGS INC COM
LITL	SIMPLIFY EXCHANGE TRADED FUNDS PIPER SANDLER US
LITM	SNOW LAKE RES LTD COM
LITP	SPROTT FDS TR LITHIUM MINERS

LIVE	LIVE VENTURES INC COM NEW
LIVN	LIVANOVA PLC SHS
LIVR	EA SERIES TRUST INTELLIGENT LIVE
LIXT	LIXTE BIOTECHNOLOGY HLDGS INC COM
LIXTW	LIXTE BIOTECHNOLOGY HLDGS INC WT EXP 113025
LKFN	LAKELAND FINL CORP COM
LKQ	LKQ CORP COM
LLDR	GLOBAL X FDS LONG-TERM TREAS
LLY	ELI LILLY & CO COM
LLYVA	LIBERTY MEDIA CORP DEL COM LBTY LIV S A
LLYVK	LIBERTY MEDIA CORP DEL COM LBTY LIV S C
LLYX	TIDAL TR II DEFIANCE DAILY
LMAT	LEMAITRE VASCULAR INC COM
LMB	LIMBACH HLDGS INC COM
LMBO	DIREXION SHS ETF TR DAILY CRYPTO INU
LMBS	FIRST TR EXCHANGE-TRADED FD IV FST LOW OPPT EFT
LMFA	LM FDG AMER INC COM NEW
LMND	LEMONADE INC COM
LMNR	LIMONEIRA CO COM
LMT	LOCKHEED MARTIN CORP COM
LMUB	ISHARES TR LONG TERM MUNI
LNC	LINCOLN NATL CORP IND COM
LND	BRASILAGRO COMPANHIA BRASILEIR SPONSORED ADR
LNG	CHENIERE ENERGY INC COM NEW
LNKB	LINKBANCORP INC COM
LNKS	LINKERS INDS LTD SHS CL A
LNN	LINDSAY CORP COM
LNSR	LENSAR INC COM
LNT	ALLIANT ENERGY CORP COM
LNTH	LANTHEUS HLDGS INC COM
LNW	LIGHT & WONDER INC COM
LNZA	LANZATECH GLOBAL INC COM
LNZAW	LANZATECH GLOBAL INC WT EXP 010128
LOAN	MANHATTAN BRDG CAP INC COM

LOAR	LOAR HOLDINGS INC COM SHS
LOB	LIVE OAK BANCSHARES INC COM
LOBO	LOBO EV TECHNOLOGIES LTD SHS
LOCL	LOCAL BOUNTI CORP COM NEW
LOCO	EL POLLO LOCO HLDGS INC COM
LODE	COMSTOCK INC COM SHS
LODI	ETF SER SOLUTIONS AAM SLC LOW DUR
LOGI	LOGITECH INTL S A SHS
LOGO	TIDAL TRUST III ALPHA BRANDS
LOKV	LIVE OAK ACQUISITION CORP V CL A SHS
LOKVU	LIVE OAK ACQUISITION CORP V UNIT EXP 022030
LOKVW	LIVE OAK ACQUISITION CORP V WT EXP 103131
LOMA	LOMA NEGRA C I A S A MTN 144A SPONSORED ADS
LONZ	PIMCO ETF TR SR LN ACTIVE ETF
LOOP	LOOP INDS INC COM
LOPE	GRAND CANYON ED INC COM
LOPP	GABELLI ETFS TRUST LOVE OUR PLANET
LOT	LOTUS TECHNOLOGY INC SPONSORED ADR
LOTWW	LOTUS TECHNOLOGY INC WT EXP 022229
LOUP	INNOVATOR ETFS TRUST INNOVATOR DEEPW
LOVE	LOVESAC COMPANY COM
LOW	LOWES COS INC COM
LOWV	AB ACTIVE ETFS INC US LOW VOLATIL
LPA	LOGISTIC PROPERTIES OF THE AME USD ORD SHS
LPAA	LAUNCH ONE ACQUISITION CORP SHS CLASS A
LPAAU	LAUNCH ONE ACQUISITION CORP UNIT
LPAAW	LAUNCH ONE ACQUISITION CORP WT EXP 060131
LPBB	LAUNCH TWO ACQUISITION CORP. ORD SHS CL A
LPBBU	LAUNCH TWO ACQUISITION CORP. UNIT EXP 082229
LPBBW	LAUNCH TWO ACQUISITION CORP. WT EXP 100929
LPCN	LIPOCINE INC NEW COM NEW
LPG	DORIAN LPG LTD SHS USD
LPL	LG DISPLAY CO LTD SPONS ADR REP
LPLA	LPL FINL HLDGS INC COM

LPRE	EXCHANGE LISTED FDS TR LONG POND REAL E
LPRO	OPEN LENDING CORP COM
LPSN	LIVEPERSON INC COM
LPTH	LIGHTPATH TECHNOLOGIES INC COM CL A
LPTX	LEAP THERAPEUTICS INC COM NEW
LPX	LOUISIANA PAC CORP COM
LQAI	EXCHANGE LISTED FDS TR LG QRAFT AI POWE
LQD	ISHARES TR IBOXX INV CP ETF
LQDA	LIQUIDIA CORPORATION COM NEW
LQDB	ISHARES TR BBB RATED CORP
LQDH	ISHARES U S ETF TR INT RT HDG C B
LQDT	LIQUIDITY SVCS INC COM
LQIG	SPDR SERIES TRUST MKTAXES INVT GRD
LQPE	TIDAL TRUST III PEO ALPHAQUEST T
LQTI	FIRST TR EXCHANGE-TRADED FD IV VEST INVESTMENT
LRCX	LAM RESEARCH CORP COM NEW
LRE	LEAD REAL ESTATE CO LTD SPON ADS
LRFC	LOGAN RIDGE FINANCE CORP COM
LRGC	AB ACTIVE ETFS INC US LARGE CAP STR
LRGE	LEGG MASON ETF INVT CLEARBRIDEG LR
LRGF	ISHARES TR U S EQUITY FACTR
LRGG	MACQUARIE ETF TRUST FOCUSED LARGE GR
LRHC	LA ROSA HLDGS CORP COM
LRMR	LARIMAR THERAPEUTICS INC COM
LRN	STRIDE INC COM
LRND	NEW YORK LIFE INVESTMENTS ETF NYLI US LC R&D L
LRNZ	LISTED FDS TR TRUESHS TECH AI
LSAF	TWO RDS SHARED TR LDRSHS ALPFACT
LSAK	LESAKA TECHNOLOGIES INC COM NEW
LSAT	TWO RDS SHARED TR LEASERSHS ALPHAF
LSB	LAKESHORE BIOPHARMA CO LTD ORD SHS NEW
LSBK	LAKE SHORE BANCORP INC COM
LSBPW	LAKESHORE BIOPHARMA CO LTD WT EXP 031528
LSCC	LATTICE SEMICONDUCTOR CORP COM

LSE	LEISHEN ENERGY HLDG CO LTD ORD SHS
LSEA	LANDSEA HOMES CORP COM
LSEAW	LANDSEA HOMES CORP WT EXP 010826
LSEQ	HARBOR ETF TRUST LONG SHORT EQUIT
LSF	LAIRD SUPERFOOD INC COM STK
LSGR	NATIXIS ETF TRUST II NATIXIS LOOMIS
LSH	LAKESIDE HLDG LTD COM
LSPD	LIGHTSPEED COMMERCE INC SUB VTG SHS
LST	MANAGED PORTFOLIO SERIES LEUTHOLD SELECT
LSTA	LISATA THERAPEUTICS INC COM
LSTR	LANDSTAR SYS INC COM
LSVD	ADVISORS INNER CIRCLE FD LSV DISCIPLINED
LTBR	LIGHTBRIDGE CORP COM
LTC	LTC PPTYS INC COM
LTH	LIFE TIME GROUP HOLDINGS INC COMMON STOCK
LTL	PROSHARES TR ULTRA COMMUNICTN
LTM	LATAM AIRLINES GROUP SA SPONSORED ADR
LTPZ	PIMCO ETF TR 15+ YR US TIPS
LTRN	LANTERN PHARMA INC COM
LTRX	LANTRONIX INC COM NEW
LTRY	LOTTERY COM INC COM NEW
LTRYW	LOTTERY COM INC WT EXP 101526
LTTI	FIRST TR EXCHANGE-TRADED FD IV VEST 20 PLUS YEA
LU	LUFAX HOLDING LTD SPONSORED ADR
LUCD	LUCID DIAGNOSTICS INC COM
LUCK	LUCKY STRIKE ENTERTAINMENT COR CL A COM
LUCY	INNOVATIVE EYEWEAR INC COM NEW
LUCYW	INNOVATIVE EYEWEAR INC WT EXP A 081627
LUD	LUDA TECHNOLOGY GROUP LTD COM SHS
LULU	LULULEMON ATHLETICA INC COM
LUMN	LUMEN TECHNOLOGIES INC COM
LUNG	PULMONX CORP COM
LUNR	INTUITIVE MACHINES INC CLASS A COM
LUV	SOUTHWEST AIRLS CO COM

LUX	TEMA ETF TRUST LUXURY ETF
LUXE	LUXEXPERIENCE BV SPONSORED ADS
LVHD	LEGG MASON ETF INVT FRANKLIN US LOW
LVLU	LULUS FASHION LOUNGE HOLDINGS COM
LVO	LIVEONE INC COM
LVRO	LAVORO LTD CLASS A ORD
LVROW	LAVORO LTD WT EXP 022728
LVS	LAS VEGAS SANDS CORP COM
LVTX	LAVA THERAPEUTICS NV SHS
LVWR	LIVEWIRE GROUP INC COM
LW	LAMB WESTON HLDGS INC COM
LWAY	LIFEWAY FOODS INC COM
LWLG	LIGHTWAVE LOGIC INC COM
LX	LEXINFINTECH HLDGS LTD ADR
LXEH	LIXIANG ED HLDG CO LTD SPONSORED ADR
LXEO	LEXEO THERAPEUTICS INC COM
LXFR	LUXFER HLDGS PLC SHS
LXP	LXP INDUSTRIAL TRUST COM
LXRX	LEXICON PHARMACEUTICALS INC COM NEW
LXU	LSB INDS INC COM
LYB	LYONDELLBASELL INDUSTRIES N V SHS - A -
LYEL	LYELL IMMUNOPHARMA INC COM NEW
LYFT	LYFT INC CL A COM
LYG	LLOYDS BANKING GROUP PLC SPONSORED ADR
LYRA	LYRA THERAPEUTICS INC COM NEW
LYTS	LSI INDS INC OHIO COM
LYV	LIVE NATION ENTERTAINMENT INC COM
LZ	LEGALZOOM COM INC COM
LZB	LA Z BOY INC COM
LZM	LIFEZONE METALS LIMITED ORD SHS
LZMH	LZ TECHNOLOGY HLDGS LTD SHS CL B
M	MACYS INC COM
MA	MASTERCARD INCORPORATED CL A
MAA	MID-AMER APT CMNTYS INC COM

MAAS	HIGHEST PERFORMANCE HLDGS INC SPONSORED ADS
MAC	MACERICH CO COM
MACI	MELAR ACQUISITION CORP. I SHS CL A
MACIU	MELAR ACQUISITION CORP. I UNIT EXP 061029
MACIW	MELAR ACQUISITION CORP. I WT EXP 060131
MADE	ISHARES TR US MANUFACTURING
MAG	MAG SILVER CORP COM
MAGG	MADISON ETFS TRUST AGGREGATE BOND
MAGN	MAGNERA CORP COM SHS
MAIA	MAIA BIOTECHNOLOGY INC COM
MAIN	MAIN STR CAP CORP COM
MAKX	PROSHARES TR S&P KENSHO SMRT
MAMA	MAMAS CREATIONS INC COM
MAMO	MASSIMO GROUP COM
MAN	MANPOWERGROUP INC WIS COM
MANH	MANHATTAN ASSOCIATES INC COM
MANU	MANCHESTER UTD PLC NEW ORD CL A
MAPP	HARBOR ETF TRUST MULTIASSET EXPLO
MAPS	WM TECHNOLOGY INC COM
MAPSW	WM TECHNOLOGY INC WT EXP 061626
MAR	MARRIOTT INTL INC NEW CL A
MARA	MARA HOLDINGS INC COM
MARB	FIRST TR EXCH TRADED FD III MERGER ARBITRA
MARO	TIDAL TR II YIELDMAX MARA OP
MARPS	MARINE PETE TR UNIT BEN INT
MART	AIM ETF PRODUCTS TRUST US LARCP B10 MAR
MARW	AIM ETF PRODUCTS TRUST US LARCP B20 MAR
MAS	MASCO CORP COM
MASI	MASIMO CORP COM
MASK	3 E NETWORK TECHNOLOGY GROUP SHS NEW CL A
MASS	908 DEVICES INC COM
MAT	MATTEL INC COM
MATH	METALPHA TECHN HOLDING LTD SHS
MATV	MATIV HOLDINGS INC COM

MATW	MATTHEWS INTL CORP CL A
MATX	MATSON INC COM
MAV	PIONEER MUNICIPAL HIGH INCOME COM
MAVF	EA SERIES TRUST MATRIX ADVISORS
MAX	MEDIAALPHA INC CL A
MAXI	SIMPLIFY EXCHANGE TRADED FUNDS BITCOIN STRATEGY
MAXN	MAXEON SOLAR TECHNOLOGIES LTD SHS NEW
MAYA	MAYWOOD ACQUISITION CORP ORD SHS CL A
MAYAR	MAYWOOD ACQUISITION CORP RT
MAYAU	MAYWOOD ACQUISITION CORP UNIT EXP 012330
MAYS	MAYS J W INC COM
MAYT	AIM ETF PRODUCTS TRUST US LARCP B10 MAY
MAYW	AIM ETF PRODUCTS TRUST US LAGCP B20 MAY
MAZE	MAZE THERAPEUTICS INC COM
MB	MASTERBEEF GROUP SHS
MBAV	M3BRIGADE ACQUISITION V CORP CL A
MBAVU	M3BRIGADE ACQUISITION V CORP UNIT
MBAVW	M3BRIGADE ACQUISITION V CORP WT EXP
MBB	ISHARES TR MBS ETF
MBBC	MARATHON BANCORP INC COM NEW
MBC	MASTERBRAND INC COMMON STOCK
MBCN	MIDDLEFIELD BANC CORP COM NEW
MBI	MBIA INC COM
MBIN	MERCHANTS BANCORP IND COM
MBINL	MERCHANTS BANCORP IND 7.625 PFD SE E
MBINM	MERCHANTS BANCORP IND 8.25% DEP PFD D
MBINN	MERCHANTS BANCORP IND 6% FXD PFD SR C
MBIO	MUSTANG BIO INC COM
MBLY	MOBILEYE GLOBAL INC COMMON CLASS A
MBNKO	MEDALLION BK UTAH PREF SER G
MBNKP	MEDALLION BK UTAH 8% PFD SER F
MBOT	MICROBOT MED INC COM NEW
MBOX	EA SERIES TRUST FREEDOM DAY
MBRX	MOLECULIN BIOTECH INC COM

MBS	ANGEL OAK FUNDS TRUST MORTGAGE BACKED
MBSD	FLEXSHARES TR DISCP DUR MBS
MBSF	VALUED ADVISERS TR REGAN FLTG RATE
MBSX	ADVISOR MANAGED PORTFOLIOS REGAN FIXED RATE
MBUU	MALIBU BOATS INC COM CL A
MBWM	MERCANTILE BK CORP COM
MBX	MBX BIOSCIENCES INC COM
MC	MOELIS & CO CL A
MCB	METROPOLITAN BK HLDG CORP COM
MCBS	METROCITY BANKSHARES INC COM
MCD	MCDONALDS CORP COM
MCDS	J P MORGAN EXCHANGE TRADED FD FUNDAMENTAL DATA
MCFT	MASTERCRAFT BOAT HLDGS INC COM
MCH	MATTHEWS ASIA FDS CHINA ACTIVE ETF
MCHI	ISHARES TR MSCI CHINA ETF
MCHP	MICROCHIP TECHNOLOGY INC. COM
MCHPP	MICROCHIP TECHNOLOGY INC. DEP SHS REPSTG
MCHS	MATTHEWS ASIA FDS CHINA DISCOVERY
MCHX	MARCHEX INC CL B
MCI	BARINGS CORPORATE INVS COM
MCK	MCKESSON CORP COM
MCN	XAI MADISON EQUITY PREMIUM INC COM
MCO	MOODYS CORP COM
MCR	MFS CHARTER INCOME TR SH BEN INT
MCRB	SERES THERAPEUTICS INC COM NEW
MCRI	MONARCH CASINO & RESORT INC COM
MCRP	MICROPOLIS HLDG CO ORD SHS
MCS	MARCUS CORP DEL COM
MCSE	FRANKLIN TEMPLETON ETF TR MARTIN CURRIE
MCTR	CTRL GROUP LTD SHS
MCVT	MILL CITY VENTURES III LTD COM NEW
MCW	MISTER CAR WASH INC COM
MCY	MERCURY GENL CORP NEW COM
MD	PEDIATRIX MEDICAL GROUP INC COM

MDAI	SPECTRAL AI INC COM CL A
MDAIW	SPECTRAL AI INC WT EXP
MDB	MONGODB INC CL A
MDBH	MDB CAP HLDGS LLC CL A
MDCX	MEDICUS PHARMA LTD COM
MDCXW	MEDICUS PHARMA LTD WT EXP 111529
MDGL	MADRIGAL PHARMACEUTICALS INC COM
MDIA	MEDIACO HLDG INC CL A
MDIV	FIRST TR EXCHANGE TRADED FD VI MULTI ASSET DI
MDLZ	MONDELEZ INTL INC CL A
MDRR	MEDALIST DIVERSIFIED REIT INC COM
MDST	ULTIMUS MANAGERS TR WESTWOOD SALIENT
MDT	MEDTRONIC PLC SHS
MDU	MDU RES GROUP INC COM
MDV	MODIV INDUSTRIAL INC COM STK CL C
MDWD	MEDIWOUND LTD SHS NEW
MDXG	MIMEDX GROUP INC COM
MDXH	MDXHEALTH SA SHS NEW
MDY	SPDR S&P MIDCAP 400 ETF TR UTSER1 S&PDCRP
MDYG	SPDR SERIES TRUST S&P 400 MDCP GRW
MDYV	SPDR SERIES TRUST S&P 400 MDCP VAL
MEC	MAYVILLE ENGR CO INC COM
MED	MEDIFAST INC COM
MEDI	HARBOR ETF TRUST HEALTH CARE ETF
MEDP	MEDPACE HLDGS INC COM
MEDX	LISTED FDS TR HORIZON KINETICS
MEG	MONTROSE ENVIRONMENTAL GROUP I COM
MEGI	NYLI CBRE GBL INFR MEGTRNDS TR COM
MEGL	MAGIC EMPIRE GLOBAL LTD SHS NEW CL A
MEI	METHODE ELECTRS INC COM
MEIP	MEI PHARMA INC COM
MELI	MERCADOLIBRE INC COM
MEM	MATTHEWS ASIA FDS EMER MKTS EQUITY
MEMS	MATTHEWS ASIA FDS EMERGING MKT DIS

MEMX	MATTHEWS ASIA FDS EMERGING MARKETS
MEOH	METHANEX CORP COM
MERC	MERCER INTL INC COM
MESA	MESA AIR GROUP INC COM NEW
MESO	MESOBLAST LTD SPONS ADR
MET	METLIFE INC COM
META	META PLATFORMS INC CL A
METC	RAMACO RES INC COM CL A
METCB	RAMACO RES INC COM CL B
METCL	RAMACO RES INC CAL NT 26
METCZ	RAMACO RES INC CAL NT 29
METD	DIREXION SHS ETF TR DAILY META BEAR
METU	DIREXION SHS ETF TR DAILY META BULL
METV	LISTED FDS TR ROUNDHILL BALL
MEXX	DIREXION SHS ETF TR DLY MSCI MX 3X
MFA	MFA FINL INC COM
MFAN	MFA FINL INC NT 29
MFAO	MFA FINL INC CAL NT 29
MFC	MANULIFE FINL CORP COM
MFDX	PIMCO EQUITY SER RAFI DYN MULTI
MFEM	PIMCO EQUITY SER RAFI DYN EMERG
MFG	MIZUHO FINANCIAL GROUP INC SPONSORED ADR
MFH	MERCURITY FINTECH HOLDING INC ORDINARY SHARES
MFI	MF INTL LTD CL A ORD SHS
MFIC	MIDCAP FINANCIAL INVSTMNT CORP COM NEW
MFICL	MIDCAP FINANCIAL INVSTMNT CORP NT 28
MFIN	MEDALLION FINL CORP COM
MFLX	FIRST TR EXCHNG TRADED FD VIII FLEXIBL MUN HIGH
MFM	MFS MUN INCOME TR SH BEN INT
MFSB	MFS ACTIVE EXCHANGE TRADED FUN CORE PLUS BD ETF
MFSG	MFS ACTIVE EXCHANGE TRADED FUN GROWTH ETF
MFSI	MFS ACTIVE EXCHANGE TRADED FUN INTERNATINL ETF
MFSM	MFS ACTIVE EXCHANGE TRADED FUN INTERMEDITE MUNI
MFSV	MFS ACTIVE EXCHANGE TRADED FUN VALUE ETF

MFUS	PIMCO EQUITY SER RAFI DYN ML US
MG	MISTRAS GROUP INC COM
MGA	MAGNA INTL INC COM
MGC	VANGUARD WORLD FD MEGA CAP INDEX
MGEE	MGE ENERGY INC COM
MGF	MFS GOVT MKTS INCOME TR SH BEN INT
MGIC	MAGIC SOFTWARE ENTERPRISES LTD ORD
MGIH	MILLENNIUM GROUP INTL HLDGS LT ORD SHS
MGK	VANGUARD WORLD FD MEGA GRWTH IND
MGLD	THE MARYGOLD COMPANIES INC COM
MGM	MGM RESORTS INTERNATIONAL COM
MGMT	UNIFIED SER TR BALLAST SMLMD CP
MGNI	MAGNITE INC COM
MGNR	AMERICAN BEACON SELECT FUNDS GLG NATURAL RESO
MGNX	MACROGENICS INC COM
MGOV	FIRST TR EXCHANGE-TRADED FD IV INTERMEDIATE GOV
MGPI	MGP INGREDIENTS INC NEW COM
MGR	AFFILIATED MANAGERS GROUP INC 5.875 NT SB 59
MGRB	AFFILIATED MANAGERS GROUP INC JR SUB NT 60
MGRC	MCGRATH RENTCORP COM
MGRD	AFFILIATED MANAGERS GROUP INC JR SUB NT 61
MGRE	AFFILIATED MANAGERS GROUP INC CAL NT 64
MGRM	MONOGRAM TECHNOLOGIES INC COM
MGRX	MANGOCEUTICALS INC COM NEW
MGTX	MEIRAGTX HLDGS PLC COM
MGV	VANGUARD WORLD FD MEGA CAP VAL ETF
MGX	METAGENOMI INC COM
MGY	MAGNOLIA OIL & GAS CORP CL A
MGYR	MAGYAR BANCORP INC COM
MHD	BLACKROCK MUNIHOLDINGS FD INC COM
MHF	WESTERN ASSET MUN HIGH INCOME COM
MHH	MASTECH DIGITAL INC COM
MHI	PIONEER MUNICIPAL HIGH INCOME COM SHS
MHK	MOHAWK INDS INC COM

MHLA	MAIDEN HLDGS LTD 6.625 NT 2046
MHN	BLACKROCK MUNIHLDGS NY QLTY FD COM
MHNC	MAIDEN HLDGS NORTH AMER LTD GTD NT 7.75%43
MHO	M/I HOMES INC COM
MHUA	MEIHUA INTL MED TECHNOLOGIES C ORD SHS
MI	NFT LIMITED USD CL A ORD NEW
MID	AMERICAN CENTY ETF TR MID CAP GRW IMP
MIDD	MIDDLEBY CORP COM
MIDE	DBX ETF TR XTRACKERS S&P MD
MIDU	DIREXION SHS ETF TR DLY MIDCAP ETF3X
MIGI	MAWSON INFRASTRUCTURE GROUP IN COM
MILN	GLOBAL X FDS MILLENNIAL CONSU
MIMI	MINT INCORPORATION LTD SHS CL A
MIN	MFS INTER INCOME TR SH BEN INT
MIND	MIND TECHNOLOGY INC COM NEW
MINM	MINIM INC COM NEW
MINO	PIMCO ETF TR MUNI INCOME OPP
MINT	PIMCO ETF TR ENHAN SHRT MA AC
MINV	MATTHEWS ASIA FDS ASIA INNOV ACTIV
MIO	PIONEER MUN HIGH INCOME OPPORT COMMON STOCK
MIR	MIRION TECHNOLOGIES INC COM CL A
MIRA	MIRA PHARMACEUTICALS INC COM
MIRM	MIRUM PHARMACEUTICALS INC COM
MISL	FIRST TR EXCHANGE-TRADED FD INDXX AEROSPACE
MIST	MILESTONE PHARMACEUTICALS INC COM
MITK	MITEK SYS INC COM NEW
MITN	AG MTG INVT TR INC NT 24
MITP	AG MTG INVT TR INC CAL 29
MITQ	MOVING IMAGE TECHNOLOGIES INC COMMON STOCK
MITT	AG MTG INVT TR INC COM NEW
MIY	BLACKROCK MUNIYIELD MICH QU COM
MJ	AMPLIFY ETF TR ALTRNTV HARV ETF
MKAM	EA SERIES TRUST MKAM ETF
MKC	MCCORMICK & CO INC COM NON VTG

MKDW	MKDWELL TECH INC ORD SHS
MKDWW	MKDWELL TECH INC WT EXP 073129
MKL	MARKEL GROUP INC COM
MKOR	MATTHEWS ASIA FDS KOREA ACTIVE ETF
MKSI	MKS INC. COM
MKTW	MARKETWISE INC COM NEW CL A
MKTX	MARKETAXESS HLDGS INC COM
MKZR	MACKENZIE RLTY CAP INC COM
MLAB	MESA LABS INC COM
MLAC	MOUNTAIN LAKE ACQUISITION CORP SHS CL A
MLACR	MOUNTAIN LAKE ACQUISITION CORP RT EXP 111528
MLACU	MOUNTAIN LAKE ACQUISITION CORP UNIT EXP 111528
MLCO	MELCO RESORTS AND ENTMNT LTD ADR
MLDR	GLOBAL X FDS INTER-TERM TREAS
MLEC	MOOLEC SCIENCE SA ORDINARY SHARES
MLECW	MOOLEC SCIENCE SA WT EXP 123027
MLGO	MICROALGO INC ORD SHS
MLI	MUELLER INDS INC COM
MLKN	MILLERKNOLL INC COM
MLM	MARTIN MARIETTA MATLS INC COM
MLNK	MERIDIANLINK INC COMMON STOCK
MLP	MAUI LD & PINEAPPLE INC COM
MLPA	GLOBAL X FDS GLBL X MLP ETF
MLPB	UBS AG LONDON BRANCH ETRACS ALER MLP
MLPD	GLOBAL X FDS MLP & ENERGY INF
MLPR	UBS AG LONDON BRANCH ETRACS LKD ETN
MLPX	GLOBAL X FDS GLB X MLP ENRG I
MLR	MILLER INDS INC TENN COM NEW
MLSS	MILESTONE SCIENTIFIC INC COM NEW
MLTX	MOONLAKE IMMUNOTHERAPEUTICS CLASS A ORD
MLYS	MINERALYS THERAPEUTICS INC COM
MMA	MIXED MARTIAL ARTS GROUP LTD ORD SHS
MMC	MARSH & MCLENNAN COS INC COM
MMCA	NEW YORK LIFE INVTS ACTIVE ETF NYLI MACKAY CALI

MMD	NYLI MACKAY DEFINEDTERM MUNI COM
MMI	MARCUS & MILLICHAP INC COM
MMIN	NEW YORK LIFE INVTS ACTIVE ETF NYLI MACKAY MUNI
MMIT	NEW YORK LIFE INVTS ACTIVE ETF NYLI MACKAY MUN
MMKT	TEXAS CAPITAL FUNDS TRUST GOVT MONEY MKT
MMLG	FIRST TR EXCHNG TRADED FD VIII MLT MNGD LRG GRW
MMLP	MARTIN MIDSTREAM PRTNRS L P UNIT L P INT
MMM	3M CO COM
MMS	MAXIMUS INC COM
MMSC	FIRST TR EXCHNG TRADED FD VIII MULTI MGR SML CP
MMSD	NEW YORK LIFE INVTS ACTIVE ETF NYLI MACKAY MUNI
MMSI	MERIT MED SYS INC COM
MMT	MFS MULTIMARKET INCOME TR SH BEN INT
MMTM	SPDR SERIES TRUST S&P1500MOMTILT
MMU	WESTERN ASSET MANAGED MUNS FD COM
MMYT	MAKEMYTRIP LIMITED MAURITIUS SHS
MNA	NEW YORK LIFE INVESTMENTS ETF NYLI MERGER ARBI
MNBD	ALPS ETF TR INTER MUNI BD
MNDO	MIND C T I LTD ORD
MNDR	MOBILE-HEALTH NETWORK SOLUTION CLASS A ORD SHS
MNDY	MONDAY COM LTD SHS
MNKD	MANNKIND CORP COM NEW
MNMD	MIND MEDICINE MINDMED INC COM NEW
MNOV	MEDICINOVA INC COM NEW
MNPR	MONOPAR THERAPEUTICS INC COM NEW
MNR	MACH NATURAL RESOURCES LP COM UNIT LTD PAR
MNRO	MONRO INC COM
MNRS	GRAYSCALE FUNDS TRUST BITCOIN MINERS
MNSB	MAINSTREET BANCSHARES INC COM
MNSBP	MAINSTREET BANCSHARES INC 7.5% DP SH PFD A
MNSO	MINISO GROUP HLDG LTD SPONSORED ADS
MNST	MONSTER BEVERAGE CORP NEW COM
MNTK	MONTAUK RENEWABLES INC COM
MNTL	TEMA ETF TRUST NEUROSCIENCE & M

MNTN	MNTN INC CL A
MNTS	MOMENTUS INC CL A NEW
MNTSW	MOMENTUS INC WT EXP 051526
MNY	MONEYHERO LIMITED ORD SHS
MNYWW	MONEYHERO LIMITED WT EXP 091328
MO	ALTRIA GROUP INC COM
MOB	MOBILICOM LTD SPON ADS
MOBBW	MOBILICOM LTD WT EXP 083127
MOBX	MOBIX LABS INC COM CL A
MOBXW	MOBIX LABS INC WT EXP
MOD	MODINE MFG CO COM
MODD	MODULAR MED INC COM NEW
MODG	TOPGOLF CALLAWAY BRANDS CORP COM
MODL	VICTORY PORTFOLIOS II VICTORYSHARES WE
MODV	MODIVCARE INC COM
MOFG	MIDWESTONE FINL GROUP INC NEW COM
MOGO	MOGO INC COM
MOGU	MOGU INC SPON ADS
MOH	MOLINA HEALTHCARE INC COM
MOLN	MOLECULAR PARTNERS AG ADS
MOMO	HELLO GROUP INC ADS
MOO	VANECK ETF TRUST AGRIBUSINESS ETF
MOOD	EA SERIES TRUST RELATIVE SENTIME
MORN	MORNINGSTAR INC COM
MORT	VANECK ETF TRUST MORTGAGE REIT
MOS	MOSAIC CO NEW COM
MOTO	GUINNESS ATKINSON FDS SMARTETF TRASP
MOV	MOVADO GROUP INC COM
MOVE	MOVANO INC COM NEW
MP	MP MATERIALS CORP COM CL A
MPA	BLACKROCK MUNIYIELD PA QLTY FD COM
MPAA	MOTORCAR PTS AMER INC COM
MPB	MID PENN BANCORP INC COM
MPC	MARATHON PETE CORP COM

MPLX	MPLX LP COM UNIT REP LTD
MPTI	M-TRON INDS INC COM
MPU	MEGA MATRIX INC CL A ORD SHS
MPV	BARINGS PARTN INVS SH BEN INT
MPW	MEDICAL PPTYS TRUST INC COM
MPWR	MONOLITHIC PWR SYS INC COM
MPX	MARINE PRODS CORP COM
MQ	MARQETA INC CLASS A COM
MQQQ	INVESTMENT MANAGERS SER TR II TRADR 2X LONG IN
MQT	BLACKROCK MUNIYIELD QUALITY FD COM
MQY	BLACKROCK MUNIYILD QULT FD INC COM
MRAL	GRANITESHARES ETF TR 2X LONG MARA
MRAM	EVERSPIN TECHNOLOGIES INC COM
MRBK	MERIDIAN CORPORATION COM
MRC	MRC GLOBAL INC COM
MRCC	MONROE CAP CORP COM
MRCY	MERCURY SYS INC COM
MREO	MEREO BIOPHARMA GROUP PLC SPON ADS
MRIN	MARIN SOFTWARE INC COM SHS
MRK	MERCK & CO INC COM
MRKR	MARKER THERAPEUTICS INC COM NEW
MRM	MEDIROM HEALTHCARE TECH INC SPONSORED ADS
MRNA	MODERNA INC COM
MRNO	MURANO GLOBAL INVTS PLC SHS
MRNOW	MURANO GLOBAL INVTS PLC WT EXP 031929
MRNY	TIDAL TR II YIELDMAX MRNA OP
MRP	MILLROSE PPTYS INC COM CL A
MRSK	NORTHERN LIGHTS FD TR TOEWS AGILTY SHS
MRSN	MERSANA THERAPEUTICS INC COM
MRT	MARTI TECHNOLOGIES INC SHS CL A
MRTN	MARTEN TRANS LTD COM
MRUS	MERUS N V COM
MRVI	MARAVAI LIFESCIENCES HLDGS INC COM CL A
MRVL	MARVELL TECHNOLOGY INC COM

MRX	MAREX GROUP PLC ORD
MS	MORGAN STANLEY COM NEW
MSA	MSA SAFETY INC COM
MSAI	MULTISENSOR AI HOLDINGS INC COM
MSAIW	MULTISENSOR AI HOLDINGS INC WT EXP 121928
MSB	MESABI TR CTF BEN INT
MSBI	MIDLAND STATES BANCORP INC COM
MSBIP	MIDLAND STATES BANCORP INC 7.75% DEP PFD A
MSC	STUDIO CITY INTL HLDGS LTD SPON ADS
MSCI	MSCI INC COM
MSD	MORGAN STANLEY EMKT DBT FD INC COM
MSDL	MORGAN STANLEY DIRECT LENDING COM SHS
MSEX	MIDDLESEX WTR CO COM
MSFD	DIREXION SHS ETF TR DAILY MSFT BR 1X
MSFL	GRANITESHARES ETF TR GANITESHARES 2X
MSFO	TIDAL TR II YIELDMAX MSFT OP
MSFT	MICROSOFT CORP COM
MSFU	DIREXION SHS ETF TR DAILY MSFT 2X SH
MSGE	MADISON SQUARE GARDEN ENTMT COM CL A
MSGM	MOTORSPORT GAMES INC CL A NEW
MSGS	MADISON SQUARE GRDN SPRT CORP CL A
MSI	MOTOROLA SOLUTIONS INC COM NEW
MSIF	MSC INCOME FUND INC COM
MSLC	MORGAN STANLEY PATHWAY FDS LARGE CAP EQTY
MSM	MSC INDL DIRECT INC CL A
MSN	EMERSON RADIO CORP COM NEW
MSOS	ADVISORSHARES TR PURE US CANNABIS
MSOX	ADVISORSHARES TR MSOS DAILY LVRGD
MSPR	MSP RECOVERY INC CL A
MSPRW	MSP RECOVERY INC WT EXP 052027
MSPRZ	MSP RECOVERY INC WT EXP 052327
MSS	MAISON SOLUTIONS INC COM CL A
MSSM	MORGAN STANLEY PATHWAY FDS SMALL MID CAP EQ
MST	TIDAL TR II DEFIANCE LEVERAG

MSTI	MADISON ETFS TRUST SHORT TERM STRAT
MSTR	MICROSTRATEGY INC CL A NEW
MSTX	TIDAL TR II DEF DLY TGT 2X L
MSTY	TIDAL TR II YIELDMAX MSTR OP
MSW	MING SHING GROUP HLDGS LTD ORD SHS
MT	ARCELORMITTAL SA LUXEMBOURG NY REGISTRY SH
MTA	METALLA RTY & STREAMING LTD COM NEW
MTAL	MAC COPPER LIMITED ORD SHS
MTB	M & T BK CORP COM
MTBA	SIMPLIFY EXCHANGE TRADED FUNDS MBS ETF
MTC	MMTEC INC SHS NEW
MTCH	MATCH GROUP INC NEW COM
MTD	METTLER TOLEDO INTERNATIONAL COM
MTDR	MATADOR RES CO COM
MTEK	MARIS TECH LTD ORDINARY SHARES
MTEKW	MARIS TECH LTD WT EXP 020427
MTEN	MINGTENG INTL CORP INC USD ORD SHS
MTEX	MANNATECH INC COM NEW
MTG	MGIC INVT CORP WIS COM
MTGP	WISDOMTREE TR MORTGAGE PLUS BD
MTH	MERITAGE HOMES CORP COM
MTLS	MATERIALISE NV SPONSORED ADS
MTN	VAIL RESORTS INC COM
MTNB	MATINAS BIOPHARMA HLDGS INC COM NEW
MTR	MESA RTY TR UNIT BEN INT
MTRN	MATERION CORP COM
MTRX	MATRIX SVC CO COM
MTSI	MACOM TECH SOLUTIONS HLDGS INC COM
MTSR	METSERA INC COM
MTUL	UBS AG LONDON BRANCH CAL LKD 51
MTUS	METALLUS INC COM
MTVA	METAVIA INC COM
MTW	MANITOWOC CO INC COM NEW
MTX	MINERALS TECHNOLOGIES INC COM

MTZ	MASTEC INC COM
MU	MICRON TECHNOLOGY INC COM
MUA	BLACKROCK MUNIASSETS FD INC COM
MUB	ISHARES TR NATIONAL MUN ETF
MUC	BLACKROCK MUNIHLDNGS CALI QLTY COM
MUD	DIREXION SHS ETF TR DAILY MU BEAR
MUE	BLACKROCK MUNIHOLDINGS QUALITY COM
MUFG	MITSUBISHI UFJ FINL GROUP INC SPONSORED ADS
MUJ	BLACKROCK MUNIHLDGS NJ QLTY FD COM
MULL	GRANITESHARES ETF TR 2X LONG MU DAILY
MULN	MULLEN AUTOMOTIVE INC COM NEW
MUNI	PIMCO ETF TR INTER MUN BD ACT
MUR	MURPHY OIL CORP COM
MURA	MURAL ONCOLOGY PUB LTD CO ORD SHS
MUSA	MURPHY USA INC COM
MUSE	TCW ETF TRUST MULTISECTOR CRDT
MUSI	AMERICAN CENTY ETF TR MULTISECTOR
MUSQ	EXCHANGE TRADED CONCEPTS TRUST MUSQ GBL MUSIC I
MUST	COLUMBIA ETF TR I MULTI SEC MUNI
MUU	DIREXION SHS ETF TR DAILY MU BULL
MUX	MCEWEN MNG INC COM NEW
MVBF	MVB FINL CORP COM
MVF	BLACKROCK MUNIVEST FD INC COM
MVIS	MICROVISION INC DEL COM NEW
MVLL	GRANITESHARES ETF TR 2X LONG MRVL
MVO	MV OIL TR TR UNITS
MVPA	ADVISOR MANAGED PORTFOLIOS MILLER VALUE PAR
MVPL	ADVISOR MANAGED PORTFOLIOS MILLER VALUE PAR
MVRL	UBS AG LONDON BRANCH ETRACS LKD 50
MVST	MICROVAST HOLDINGS INC COM
MVSTW	MICROVAST HOLDINGS INC WT EXP 040126
MVT	BLACKROCK MUNIVEST FD II INC COM
MVV	PROSHARES TR PSHS ULT MCAP400
MWA	MUELLER WTR PRODS INC COM SER A

MWG	MULTI WAYS HOLDINGS LIMITED ORDINARY SHARES
MWYN	MARWYNN HLDGS INC COM
MX	MAGNACHIP SEMICONDUCTOR CORP N COM
MXC	MEXCO ENERGY CORP COM
MXCT	MAXCYTE INC COM
MXE	MEXICO EQUITY & INCOME FD COM
MXF	MEXICO FD INC COM
MXI	ISHARES TR GLOBAL MATER ETF
MXL	MAXLINEAR INC COM
MYCF	SSGA ACTIVE TR SPDR SSGA MY2026
MYCG	SSGA ACTIVE TR SPDR SSGA MY2027
MYCH	SSGA ACTIVE TR SPDR SSGA MY2028
MYCI	SSGA ACTIVE TR SPDR SSGA MY2029
MYCJ	SSGA ACTIVE TR SPDR SSGA MY2030
MYCK	SSGA ACTIVE TR SPDR SSGA MY2031
MYCL	SSGA ACTIVE TR SPDR SSGA MY2032
MYCM	SSGA ACTIVE TR SPDR SSGA MY2033
MYCN	SSGA ACTIVE TR SPDR SSGA MY2034
MYD	BLACKROCK MUNIYIELD FD INC COM
MYE	MYERS INDS INC COM
MYFW	FIRST WESTN FINL INC COM
MYGN	MYRIAD GENETICS INC COM
MYI	BLACKROCK MUNIYIELD QUALITY FD COM
MYMF	SSGA ACTIVE TR SPDR SSGA MY2026
MYMG	SSGA ACTIVE TR SPDR SSGA MY2027
MYMH	SSGA ACTIVE TR SPDR SSGA MY2028
MYMI	SSGA ACTIVE TR SPDR SSGA MY2029
MYMJ	SSGA ACTIVE TR SPDR SSGA MY2030
MYN	BLACKROCK MUNIYIELD N Y QUALIT COM
MYND	MYND AI INC SPON ADS
MYNZ	MAINZ BIOMED N V SHS NEW
MYO	MYOMO INC COM NEW
MYPS	PLAYSTUDIOS INC CLASS A COM
MYPSW	PLAYSTUDIOS INC WT EXP

MYRG	MYR GROUP INC DEL COM
MYSZ	MY SIZE INC COM NEW
MYY	PROSHARES TR PSHS SH MDCAP400
MZZ	PROSHARES TR ULTSHT MIDCAP400
NA	NANO LABS LTD SHS NEW
NAAS	NAAS TECHNOLOGY INC SPONSORED ADS
NABL	N-ABLE INC COMMON STOCK
NAC	NUVEEN CA QUALTY MUN INCOME FD COM
NACP	TIDAL TRUST III NAACP MINO ETF
NAD	NUVEEN QUALITY MUNCP INCOME FD COM
NAGE	NIAGEN BIOSCIENCE INC COM NEW
NAII	NATURAL ALTERNATIVES INTL INC COM NEW
NAIL	DBX ETF TR DALY HOM B&S BUL
NAK	NORTHERN DYNASTY MINERALS LTD COM NEW
NAKA	KINDLY MD INC COM
NAKAW	KINDLY MD INC WT EXP 053129
NAMI	JINXIN TECHNOLOGY HLDG CO SPONSORED ADS
NAMS	NEWAMSTERDAM PHARMA COMPANY NV ORDINARY SHARES
NAMSW	NEWAMSTERDAM PHARMA COMPANY NV WT EXP
NAN	NUVEEN NEW YORK QLT MUN INC FD COM
NANR	SPDR INDEX SHS FDS S&P NORTH AMER
NAOV	NANOVIBRONIX INC COM
NAT	NORDIC AMERICAN TANKERS LIMITE COM
NATH	NATHANS FAMOUS INC NEW COM
NATL	NCR ATLEOS CORPORATION COM SHS
NATO	THEMES ETF TR TRANSATLANTIC DE
NATR	NATURES SUNSHINE PRODS INC COM
NAUT	NAUTILUS BIOTECHNOLOGY INC COM
NAVI	NAVIENT CORPORATION COM
NAZ	NUVEEN ARIZONA QLTY MUN INC FD COM
NB	NIOCORP DEVS LTD COM NEW
NBB	NUVEEN TAXABLE MUNICPAL INM FD COM
NBBK	NB BANCORP INC COM
NBCC	NEUBERGER BERMAN ETF TRUST NEXT GEN CONNECT

NBCE	NEUBERGER BERMAN ETF TRUST CHINA EQUITY ETF
NBCM	NEUBERGER BERMAN ETF TRUST BERMAN COMMODITY
NBCR	NEUBERGER BERMAN ETF TRUST CORE EQUITY ETF
NBDS	NEUBERGER BERMAN ETF TRUST DISRUPTERS ETF
NBET	NEUBERGER BERMAN ETF TRUST ENERGY TRANSITN
NBFC	NEUBERGER BERMAN ETF TRUST FLEXIBLE CREDIT
NBGX	NEUBERGER BERMAN ETF TRUST GROWTH ETF
NBH	NEUBERGER BERMAN MUN FD INC COM
NBHC	NATIONAL BK HLDGS CORP CL A
NBIS	NEBIUS GROUP N.V. SHS CLASS A
NBIX	NEUROCRINE BIOSCIENCES INC COM
NBJP	NEUBERGER BERMAN ETF TRUST JAPAN EQUITY ETF
NBN	NORTHEAST BK PORTLAND ME COM
NBOS	NEUBERGER BERMAN ETF TRUST OPT STRATEGY ETF
NBR	NABORS INDUSTRIES LTD SHS
NBSD	NEUBERGER BERMAN ETF TRUST SHORT DURATION I
NBSM	NEUBERGER BERMAN ETF TRUST SMALL MID CAP ET
NBTB	NBT BANCORP INC COM
NBTR	NEUBERGER BERMAN ETF TRUST TOTAL RETURN BD
NBTX	NANOBIOTIX SPONSORED ADS
NBXG	NEUBERGER BERMAN NEXT GENERATI COMMON STOCK
NBY	NOVABAY PHARMACEUTICALS INC COM NEW
NC	NACCO INDS INC CL A
NCA	NUVEEN CALIFORNIA MUNI VLU FD COM STK
NCDL	NUVEEN CHURCHILL DIRECT LENDIN COM SHS
NCEW	NEW CENTY LOGISTICS BVI LTD ORD SHS
NCI	NEO-CONCEPT INTL GRP HLD SHS NEW CL A
NCIQ	HASHDEX NASDAQ CRYPTO INDEX US SHS BEN INT
NCL	NORTHANN CORP COM
NCLH	NORWEGIAN CRUISE LINE HLDG LTD SHS
NCLO	NUSHARES ETF TR NUVEN AA-BBB CLO
NCMI	NATIONAL CINEMEDIA INC COM NEW
NCNA	NUCANA PLC SPONSORED ADR
NCNO	NCINO INC COM

NCPB	NUSHARES ETF TR NUVEEN CORE PLUS
NCPL	NETCAPITAL INC COM NEW
NCPLW	NETCAPITAL INC WT EXP 071227
NCRA	NOCERA INC COM
NCSM	NCS MULTISTAGE HLDGS INC COM NEW
NCT	INTERCONT CAYMAN LTD SHS
NCTY	THE9 LTD SPON ADS
NCV	VIRTUS CONVERTIBLE & INCOME FD COM NEW
NCZ	VIRTUS CONVERTIBLE & INC FD II COM NEW
NDAA	TIDAL ETF TR NED DAVIS RESH
NDAQ	NASDAQ INC COM
NDIA	GLOBAL X FDS INDIA ACTIVE ETF
NDIV	AMPLIFY ETF TR NAT RES DIVIDEND
NDLS	NOODLES & CO COM CL A
NDMO	NUVEEN DYNAMIC MUN OPPORTUNITI COM SHS
NDRA	ENDRA LIFE SCIENCES INC COM
NDSN	NORDSON CORP COM
NDVG	NUSHARES ETF TR NUVEEN DIVIDEND
NE	NOBLE CORP PLC ORD SHS A
NEA	NUVEEN AMT FREE QLTY MUN INCME COM
NECB	NORTHEAST CMNTY BANCORP INC COM
NEE	NEXTERA ENERGY INC COM
NEGG	NEWEGG COMMERCE INC SHS NEW
NEHC	NEW ERA HELIUM INC COM
NEHCW	NEW ERA HELIUM INC WT EXP 121026
NEM	NEWMONT CORP COM
NEN	NEW ENGLAND RLTY ASSOC LTD PAR DEPOSITRY RCPT
NEO	NEOGENOMICS INC COM NEW
NEOG	NEOGEN CORP COM
NEON	NEONODE INC COM PAR
NEOV	NEOVOLTA INC COM
NEOVW	NEOVOLTA INC WT EXP 040127
NEPH	NEPHROS INC COM
NERD	LISTED FDS TR ROUNDHILL VIDEO

NERV	MINERVA NEUROSCIENCES INC COM NEW
NESR	NATIONAL ENERGY SERVICES REUNI SHS
NESRW	NATIONAL ENERGY SERVICES REUNI WT EXP 060626
NET	CLOUDFLARE INC CL A COM
NETD	NABORS ENERGY TRANSITION CORP CL A
NETDU	NABORS ENERGY TRANSITION CORP UNIT
NETDW	NABORS ENERGY TRANSITION CORP WT EXP 090128
NETL	ETF SER SOLUTIONS NETLEASE CORP
NEU	NEWMARKET CORP COM
NEUE	NEUEHEALTH INC COM NEW
NEUP	NEUPHORIA THERAPEUTICS INC COM
NEWP	NEW PAC METALS CORP COM
NEWT	NEWTEKONE INC COM NEW
NEWTG	NEWTEKONE INC NT 29
NEWTH	NEWTEKONE INC NT 29
NEWTI	NEWTEKONE INC CAL NEWT 28
NEWTZ	NEWTEKONE INC 5.50 NT 2026
NEWZ	EA SERIES TRUST STOCKSNIPS AI PO
NEXA	NEXA RES S A COM
NEXN	NEXXEN INTL LTD SHS NEW
NEXT	NEXTDECADE CORP COM
NFBK	NORTHFIELD BANCORP INC DEL COM
NFE	NEW FORTRESS ENERGY INC COM CL A
NFG	NATIONAL FUEL GAS CO COM
NFGC	NEW FOUND GOLD CORP COM
NFJ	VIRTUS DIVIDEND INTEREST & PR COM
NFLT	ETFIS SER TR I VIRTUS NEWFLEET
NFLX	NETFLIX INC COM
NFLY	TIDAL TR II YIELDMAX NFLX
NFRA	FLEXSHARES TR STOXX GLOBR INF
NFTY	FIRST TR EXCH TRD ALPHDX FD II INDIA NFTY50 EQW
NFXL	DIREXION SHS ETF TR DAILY NFLX BULL
NFXS	DIREXION SHS ETF TR DAILY NFLX BEAR
NG	NOVAGOLD RES INC COM NEW

NGD	NEW GOLD INC CDA COM
NGG	NATIONAL GRID PLC SPONSORED ADR NE
NGL	NGL ENERGY PARTNERS LP COM UNIT REPST
NGNE	NEUROGENE INC COM
NGS	NATURAL GAS SVCS GROUP INC COM
NGVC	NATURAL GROCERS BY VITAMIN COT COM
NGVT	INGEVITY CORP COM
NHC	NATIONAL HEALTHCARE CORP COM
NHI	NATIONAL HEALTH INVS INC COM
NHIC	NEWHOLD INVT CORP III ORD SHS CL A
NHICU	NEWHOLD INVT CORP III UNITS
NHICW	NEWHOLD INVT CORP III WT EXP 013030
NHPAP	NATIONAL HEALTHCARE PPTYS INC 7.375% RED PFD A
NHPBP	NATIONAL HEALTHCARE PPTYS INC 7.125% PFD SER B
NHS	NEUBERGER BERMAN HIGH YIELD ST COM
NHTC	NATURAL HEALTH TRENDS CORP COM
NHYM	NUSHARES ETF TR NUVEEN HIGH YIEL
NI	NISOURCE INC COM
NIC	NICOLET BANKSHARES INC COM
NICE	NICE LTD SPONSORED ADR
NIE	VIRTUS EQUITY & CONV INCM FD COM
NIKL	SPROTT FDS TR NICKEL MINERS ET
NIM	NUVEEN SELECT MAT MUN FD SH BEN INT
NINE	NINE ENERGY SERVICE INC COM
NIO	NIO INC SPON ADS
NIOBW	NIOCORP DEVS LTD WT EXP 031728
NIPG	NIP GROUP INC SPONSORED ADS
NISN	NISUN INTL ENT DVPMT GP CO LTD SHS NEW
NITE	CAPITOL SER TR THE NIGHTVIEW FD
NITO	N2OFF INC COM NEW
NIU	NIU TECHNOLOGIES ADS
NIVF	NEWGENIVF GROUP LIMITED ORD SHS NEW CL A
NIVFW	NEWGENIVF GROUP LIMITED WT EXP 040329
NIXT	EA SERIES TRUST RESEARCH AFFILIA

NIXX	NIXXY INC COM NEW
NIXXW	NIXXY INC WT EXP 070226
NJNK	COLUMBIA ETF TR I US HIGH YIELD
NJR	NEW JERSEY RES CORP COM
NKE	NIKE INC CL B
NKSH	NATIONAL BANKSHARES INC VA COM
NKTR	NEKTAR THERAPEUTICS COM
NKTX	NKARTA INC COM
NKX	NUVEEN CALIFORNIA AMT QLT MUN COM
NL	NL INDS INC COM NEW
NLOP	NET LEASE OFFICE PROPERTIES COM
NLR	VANECK ETF TRUST URANIUM AND NUCL
NLSP	NLS PHARMACEUTICS LTD COM NEW
NLSPW	NLS PHARMACEUTICS LTD WT EXP 020226
NLY	ANNALY CAPITAL MANAGEMENT INC COM NEW
NMAI	NUVEEN MULTI ASSET INCOME FUND COM
NMAX	NEWSMAX INC COM SHS CLASS B
NMB	SIMPLIFY EXCHANGE TRADED FUNDS NATL MUNI BD ETF
NMCO	NUVEEN MUN CR OPPORTUNITIES FD COM
NMFC	NEW MTN FIN CORP COM
NMFCZ	NEW MTN FIN CORP NT 28
NMG	NOUVEAU MONDE GRAPHITE INC COM NEW
NMI	NUVEEN MUN INCOME FD INC COM
NMIH	NMI HLDGS INC COM
NML	NEUBERGER BERMAN ENERGY INFRA COM
NMM	NAVIOS MARITIME PARTNERS L P COM UNIT LPI
NMR	NOMURA HLDGS INC SPONSORED ADR
NMRA	NEUMORA THERAPEUTICS INC. COM
NMRK	NEWMARK GROUP INC CL A
NMS	NUVEEN MINN QUALITY MUN INM FD SHS
NMT	NUVEEN MASSACHUSETS QLT MUN FD COM
NMTC	NEUROONE MED TECHNOLOGIES CORP COM NEW
NMZ	NUVEEN MUN HIGH INCOME OPPORTU COM
NN	NEXTNAV INC COMMON STOCK

NNAVW	NEXTNAV INC WT EXP
NNBR	NN INC COM
NNDM	NANO DIMENSION LTD SPONSORD ADS NEW
NNE	NANO NUCLEAR ENERGY INC COM
NNI	NELNET INC CL A
NNN	NNN REIT INC COM
NNNN	ANBIO BIOTECHNOLOGY SHS CL A
NNOX	NANO X IMAGING LTD ORD SHS
NNVC	NANOVIRICIDES INC COM
NNY	NUVEEN N Y MUN VALUE FD COM
NOA	NORTH AMERN CONSTR GROUP LTD COM
NOAH	NOAH HLDGS LTD SPON ADS
NOC	NORTHROP GRUMMAN CORP COM
NODK	NI HLDGS INC COM
NOEM	CO2 ENERGY TRANSITION CORP COM
NOEMR	CO2 ENERGY TRANSITION CORP RT EXP 101528
NOEMU	CO2 ENERGY TRANSITION CORP UNIT
NOEMW	CO2 ENERGY TRANSITION CORP WT EXP 081728
NOG	NORTHERN OIL & GAS INC COM
NOK	NOKIA CORP SPONSORED ADR
NOM	NUVEEN MISSOURI QLT MUN INC FD COM
NOMD	NOMAD FOODS LTD USD ORD SHS
NORW	GLOBAL X FDS MSCI NORWAY ETF
NOTE	FISCALNOTE HOLDINGS INC COM CL A
NOTV	INOTIV INC COM
NOV	NOV INC COM
NOVA	SUNNOVA ENERGY INTL INC. COM
NOVT	NOVANTA INC COM
NOW	SERVICENOW INC COM
NPACU	NEW PROVIDENCE ACQUISITION COR UNITS
NPB	NORTHPOINTE BANCSHARES INC. COM SHS
NPCE	NEUROPACE INC COM
NPCT	NUVEEN CORE PLUS IMPACT FUND COM BEN INT
NPFD	NUVEEN VRIABL RAT PFD & INM FD COM

NPFI	NUSHARES ETF TR NUVEEN PFD & INC
NPK	NATIONAL PRESTO INDS INC COM
NPKI	NPK INTERNATIONAL INC COM SHS
NPO	ENPRO INC COM
NPV	NUVEEN VIRGINIA QLTY MUNCPL FD COM
NPWR	NET POWER INC COM CL A
NQP	NUVEEN PENNSYLVANIA QLT MUN FD COM
NRC	NATIONAL RESH CORP COM NEW
NRDS	NERDWALLET INC COM CL A
NRDY	NERDY INC CL A COM
NREF	NEXPOINT REAL ESTATE FIN INC COM
NRES	DBX ETF TR XTRACKERS RREEF
NRG	NRG ENERGY INC COM NEW
NRGD	BANK MONTREAL QUE CALL NRGD 45
NRGU	BANK MONTREAL QUE CALL NRGU 45
NRGV	ENERGY VAULT HOLDINGS INC COM
NRIM	NORTHRIM BANCORP INC COM
NRIX	NURIX THERAPEUTICS INC COM
NRK	NUVEEN NEW YORK AMT QLT MUNICP COM
NRO	NEUBERGER BERMAN REAL ESTATE S COM
NRP	NATURAL RESOURCE PARTNERS L P COM UNIT LTD PAR
NRSH	TIDAL ETF TR AZTLAN NORTH AME
NRSN	NEUROSENSE THERAPEUTICS LTD ORDINARY SHARES
NRSNW	NEUROSENSE THERAPEUTICS LTD WT EXP 111026
NRT	NORTH EUROPEAN OIL RTY TR SH BEN INT
NRUC	NATIONAL RURAL UTILS COOP FIN 5.5% SUB NT 64
NRXP	NRX PHARMACEUTICALS INC COM NEW
NRXPW	NRX PHARMACEUTICALS INC WT EXP 052426
NRXS	NEURAXIS INC COM
NSA	NATIONAL STORAGE AFFILIATES TR COM SHS BEN IN
NSC	NORFOLK SOUTHN CORP COM
NSCR	NUSHARES ETF TR NUVEEN SUST CORE
NSCS	NUSHARES ETF TR NUVEEN SMALL CAP
NSI	NORTHERN LTS FD TR IV NATIONAL SEC EME

NSIT	INSIGHT ENTERPRISES INC COM
NSP	INSPERITY INC COM
NSPR	INSPIREMD INC COM
NSSC	NAPCO SEC TECHNOLOGIES INC COM
NSTS	NSTS BANCORP INC COM
NSYS	NORTECH SYS INC COM
NTAP	NETAPP INC COM
NTB	BANK OF NT BUTTERFIELD&SON LTD SHS NEW
NTCL	NETCLASS TECHNOLOGY INC SHS CL A
NTCT	NETSCOUT SYS INC COM
NTES	NETEASE INC SPONSORED ADS
NTGR	NETGEAR INC COM
NTHI	NEONC TECHNOLOGIES HLDGS INC COM
NTIC	NORTHERN TECHNOLOGIES INTL COR COM
NTIP	NETWORK-1 TECHNOLOGIES INC COM
NTLA	INTELLIA THERAPEUTICS INC COM
NTNX	NUTANIX INC CL A
NTR	NUTRIEN LTD COM
NTRA	NATERA INC COM
NTRB	NUTRIBAND INC COM NEW
NTRBW	NUTRIBAND INC WT EXP
NTRP	NEXTTRIP INC COM NEW
NTRS	NORTHERN TR CORP COM
NTRSO	NORTHERN TR CORP 4.7% DP SH PF E
NTSE	WISDOMTREE TR EMERGING MARKETS
NTSI	WISDOMTREE TR INTERNATIONL EFI
NTST	NETSTREIT CORP COM
NTSX	WISDOMTREE TR US EFFICIENT COR
NTWK	NETSOL TECHNOLOGIES INC COM PAR $.001
NTWO	NEWBURY STR II ACQUISITION COR ORD SHS CL A
NTWOU	NEWBURY STR II ACQUISITION COR UNIT EXP 102329
NTWOW	NEWBURY STR II ACQUISITION COR WT EXP 060131
NTZ	NATUZZI S P A SPON ADS
NU	NU HLDGS LTD ORD SHS CL A

NUAG	NUSHARES ETF TR NUVEEN ENHNC YLD
NUBD	NUSHARES ETF TR NUVEEN ESG US
NUE	NUCOR CORP COM
NUGO	NUSHARES ETF TR GET OPP ETF
NUGT	DIREXION SHS ETF TR DLY GOLD INDX 2X
NUHY	NUSHARES ETF TR ESG HI TLD CRP
NUKK	NUKKLEUS INC COM NEW
NUKKW	NUKKLEUS INC WT EXP 120428
NUKZ	EXCHANGE TRADED CONCEPTS TRUST RANGE NUCLEAR RE
NUMI	NUSHARES ETF TR NUVEEN MUNICIPAL
NUS	NU SKIN ENTERPRISES INC CL A
NUSA	NUSHARES ETF TR NUVEEN ESG 1-5
NUSB	NUSHARES ETF TR NUVEEN ULTRA SHT
NUTX	NUTEX HEALTH INC COM
NUV	NUVEEN MUN VALUE FD INC COM
NUVB	NUVATION BIO INC COM CL A
NUVL	NUVALENT INC COM
NUW	NUVEEN AMT-FREE MUN VALUE FD COM
NUWE	NUWELLIS INC COM
NVA	NOVA MINERALS LTD SPONSORED ADS
NVAWW	NOVA MINERALS LTD WT EXP 072429
NVAX	NOVAVAX INC COM NEW
NVBT	AIM ETF PRODUCTS TRUST US LRGCP B10 NOV
NVBW	AIM ETF PRODUCTS TRUST US LRGCP B20 NOV
NVCR	NOVOCURE LTD ORD SHS
NVCT	NUVECTIS PHARMA INC COM
NVD	GRANITESHARES ETF TR 2X SHORT NVDA DA
NVDA	NVIDIA CORPORATION COM
NVDD	DIREXION SHS ETF TR DAILY NVDA BEAR
NVDG	THEMES ETF TR LEVERAGE SHARES
NVDL	GRANITESHARES ETF TR 2X LONG NVDA DAI
NVDS	INVESTMENT MANAGERS SER TR II TRADR 1.5X SHORT
NVDU	DIREXION SHS ETF TR DAILY NVDA 2X SH
NVDY	TIDAL TR II YIELDMAX NVDA

NVEC	NVE CORP COM NEW
NVEE	NV5 GLOBAL INC COM
NVFY	NOVA LIFESTYLE INC COM
NVG	NUVEEN AMT FREE MUN CR INC FD COM
NVGS	NAVIGATOR HLDGS LTD SHS
NVIR	LISTED FDS TR HORIZON KINETICS
NVMI	NOVA LTD COM
NVNI	NVNI GROUP LIMITED SHS
NVNIW	NVNI GROUP LIMITED WT EXP 110128
NVNO	ENVVENO MEDICAL CORPORATION COM
NVO	NOVO-NORDISK A S ADR
NVOH	PRECIDIAN ETFS TR NOVO NORDISK ASB
NVOX	TIDAL TR II DEFIANCE DLY TRG
NVR	NVR INC COM
NVRI	ENVIRI CORP COM
NVS	NOVARTIS AG SPONSORED ADR
NVST	ENVISTA HOLDINGS CORPORATION COM
NVT	NVENT ELECTRIC PLC SHS
NVTS	NAVITAS SEMICONDUCTOR CORP COM
NVVE	NUVVE HOLDING CORP COM
NVVEW	NUVVE HOLDING CORP WT EXP 031926
NVX	NOVONIX LIMITED SPONSORED ADS
NVYY	GRANITESHARES ETF TR YIELDBOOST NVDA
NWBI	NORTHWEST BANCSHARES INC MD COM
NWE	NORTHWESTERN ENERGY GROUP INC COM NEW
NWFL	NORWOOD FINANCIAL CORP COM
NWG	NATWEST GROUP PLC SPONS ADR
NWGL	NATURE WOOD GROUP LIMITED SPONSORED ADS
NWL	NEWELL BRANDS INC COM
NWLG	NUSHARES ETF TR NUVEEN LARG CAP
NWN	NORTHWEST NAT HLDG CO COM
NWPX	NORTHWEST PIPE CO COM
NWS	NEWS CORP NEW CL B
NWSA	NEWS CORP NEW CL A

NWTG	NEWTON GOLF COMPANY INC COM
NWTN	NWTN INC CLASS B ORD SHS
NWTNW	NWTN INC WT EXP 123127
NX	QUANEX BLDG PRODS CORP COM
NXC	NUVEEN CALIF SELECT TAX FREE I SH BEN INT
NXDT	NEXPOINT DIVERSIFIED REL ET TR COM NEW
NXE	NEXGEN ENERGY LTD COM
NXG	NXG NEXTGEN INFRASTR INCM FD COM
NXGL	NEXGEL INC COM
NXGLW	NEXGEL INC WT EXP 122726
NXJ	NUVEEN NEW JERSEY QULT MUN FD COM
NXL	NEXALIN TECHNOLOGY INC COM
NXLIW	NEXALIN TECHNOLOGY INC WT EXP
NXN	NUVEEN N Y SELECT TAX FREE INC SH BEN INT
NXP	NUVEEN SELECT TAX-FREE INCOME SH BEN INT
NXPI	NXP SEMICONDUCTORS N V COM
NXPL	NEXTPLAT CORP COM NEW
NXPLW	NEXTPLAT CORP WT EXP 060227
NXRT	NEXPOINT RESIDENTIAL TR INC COM
NXST	NEXSTAR MEDIA GROUP INC COMMON STOCK
NXT	NEXTRACKER INC CLASS A COM
NXTC	NEXTCURE INC COM
NXTE	INVESTMENT MANAGERS SER TR II AXS GREEN ALPHA
NXTG	FIRST TR EXCHANGE-TRADED FD II INDXX NEXTG ETF
NXTT	NEXT TECHNOLOGY HOLDING INC COM
NXXT	NEXTNRG INC COM
NYAX	NAYAX LTD SHS
NYC	AMERICAN STRATEGIC INVEST CO COM CL A
NYF	ISHARES TR NEW YORK MUN ETF
NYMT	NEW YORK MTG TR INC COM
NYMTG	NEW YORK MTG TR INC CAL 30
NYMTI	NEW YORK MTG TR INC NT 29
NYMTL	NEW YORK MTG TR INC 6.875% PFD SER F
NYMTM	NEW YORK MTG TR INC 7.875% SER E PFD

NYMTN	NEW YORK MTG TR INC 8% RED PFD D
NYMTZ	NEW YORK MTG TR INC 7% SER G PFD
NYT	NEW YORK TIMES CO CL A
NYXH	NYXOAH S A SHS
NZAC	SPDR INDEX SHS FDS MSCI ACWI CLMTE
NZF	NUVEEN MUNICIPAL CREDIT INC FD COM SH BEN INT
NZUS	SPDR SERIES TRUST MSCI USA CLIMATE
O	REALTY INCOME CORP COM
OABI	OMNIAB INC COM
OABIW	OMNIAB INC WT EXP
OACC	OAKTREE ACQUISITION CORP III L SHS CL A
OACCU	OAKTREE ACQUISITION CORP III L UNIT EXP 100429
OACCW	OAKTREE ACQUISITION CORP III L WT EXP 090131
OACP	UNIFIED SER TR ONEASCENT CORE P
OAEM	UNIFIED SER TR ONEASCENT EMGRG
OAIM	UNIFIED SER TR ONEASCENT INTL
OAKM	HARRIS OAKMARK ETF TRUST OAKMARK U S LRG
OAKU	OAK WOODS ACQUISITION CORP CL A
OAKUR	OAK WOODS ACQUISITION CORP RT
OAKUU	OAK WOODS ACQUISITION CORP UNIT EX 032328
OAKUW	OAK WOODS ACQUISITION CORP WT EXP
OALC	UNIFIED SER TR ONEASCENT LARGE
OARK	TIDAL TR II YIELDMAX INNOVAT
OASC	UNIFIED SER TR ONEASCENT SMALL
OB	OUTBRAIN INC COM
OBDC	BLUE OWL CAPITAL CORPORATION COM
OBE	OBSIDIAN ENERGY LTD COM
OBIL	RBB FD INC US TREASRY 12 MT
OBIO	ORCHESTRA BIOMED HLDGS INC COM
OBK	ORIGIN BANCORP INC COM
OBLG	OBLONG INC COM
OBOR	KRANESHARES TRUST MSCI ONE BELT
OBT	ORANGE CNTY BANCORP INC COM
OC	OWENS CORNING NEW COM

OCC	OPTICAL CABLE CORP COM NEW
OCCI	OFS CREDIT COMPANY INC COM
OCCIM	OFS CREDIT COMPANY INC NT 29
OCCIN	OFS CREDIT COMPANY INC CAL NT 26
OCCIO	OFS CREDIT COMPANY INC CALL NT 26
OCFC	OCEANFIRST FINL CORP COM
OCFS	PROFESIONALLY MANAGED PORTFOLI OTTER CREEK FOCU
OCFT	ONECONNECT FINL TECHNOLOGY CO SPONSORED ADS
OCG	ORIENTAL CULTURE HOLDING LTD SHS NEW
OCGN	OCUGEN INC COM
OCIO	ETF SER SOLUTIONS CLEARSHS OCIO
OCS	OCULIS HOLDING AG ORDINARY SHARES
OCSAW	OCULIS HOLDING AG WT EXP 030628
OCSL	OAKTREE SPECIALTY LENDING CORP COM
OCTO	EIGHTCO HOLDINGS INC COM
OCTT	AIM ETF PRODUCTS TRUST US LRGCP B10 OCT
OCTW	AIM ETF PRODUCTS TRUST US LRGCP B20 OCT
OCUL	OCULAR THERAPEUTIX INC COM
OCX	ONCOCYTE CORP COM NEW
ODC	OIL DRI CORP AMER COM
ODD	ODDITY TECH LTD SHS CL A
ODDS	PACER FDS TR BLUESTAR DIG ENT
ODFL	OLD DOMINION FREIGHT LINE INC COM
ODP	THE ODP CORP COM
ODV	OSISKO DEVELOPMENT CORP COM NEW
ODVWZ	OSISKO DEVELOPMENT CORP WT EXP 052727
ODYS	ODYSIGHT AI INC COM NEW
OEC	ORION S.A. COM
OEF	ISHARES TR S&P 100 ETF
OESX	ORION ENERGY SYS INC COM
OFAL	OFA GROUP SHS
OFG	OFG BANCORP COM
OFIX	ORTHOFIX MED INC COM
OFLX	OMEGA FLEX INC COM

OFOS	EXCHANGE TRADED CONCEPTS TRUST RANGE GLOBAL OFF
OFS	OFS CAP CORP COM
OFSSH	OFS CAP CORP CAL NT 28
OGCP	EMPIRE ST RLTY OP L P UNIT LTD PRT 60
OGE	OGE ENERGY CORP COM
OGEN	ORAGENICS INC COM
OGI	ORGANIGRAM GLOBAL INC COM
OGN	ORGANON & CO COMMON STOCK
OGS	ONE GAS INC COM
OGSP	SPINNAKER ETF SERIES OBRA HIGH GRDE
OHI	OMEGA HEALTHCARE INVS INC COM
OI	O-I GLASS INC COM
OIA	INVESCO MUNI INCOME OPP TRST COM
OIH	VANECK ETF TRUST OIL SERVICES ETF
OII	OCEANEERING INTL INC COM
OILD	BANK MONTREAL MEDIUM CALL LKD 41
OILT	TEXAS CAPITAL FUNDS TRUST TEXAS OIL INDEX
OILU	BANK MONTREAL QUE CAL LKD 41
OIS	OIL STS INTL INC COM
OKE	ONEOK INC NEW COM
OKLO	OKLO INC COM CL A
OKTA	OKTA INC CL A
OKUR	ONKURE THERAPEUTICS INC COM CL A
OKYO	OKYO PHARMA LTD SHS NEW
OLB	OLB GROUP INC COM
OLED	UNIVERSAL DISPLAY CORP COM
OLLI	OLLIES BARGAIN OUTLET HLDGS IN COM
OLMA	OLEMA PHARMACEUTICALS INC COM
OLN	OLIN CORP COM PAR $1
OLO	OLO INC CL A
OLP	ONE LIBERTY PPTYS INC COM
OLPX	OLAPLEX HLDGS INC COM
OM	OUTSET MED INC COM NEW
OMAB	GRUPO AEROPORTUARIO DEL CENTRO SPON ADR

OMAH	TIDAL TRUST III VISTASHARES TRGT
OMC	OMNICOM GROUP INC COM
OMCC	OLD MKT CAP CORP COM
OMCL	OMNICELL COM COM
OMER	OMEROS CORP COM
OMEX	ODYSSEY MARINE EXPL INC COM NEW
OMF	ONEMAIN HLDGS INC COM
OMH	OHMYHOME LTD SHS NEW
OMI	OWENS & MINOR INC NEW COM
OMSE	OMS ENERGY TECHNOLOGIES INC ORD SHS
ON	ON SEMICONDUCTOR CORP COM
ONB	OLD NATL BANCORP IND COM
ONBPO	OLD NATL BANCORP IND 7% DP SH PF C
ONBPP	OLD NATL BANCORP IND DP 1/40 NC PPF A
ONC	BEONE MEDICINES LTD SPONSORED ADS
ONCO	ONCONETIX INC COM
ONCY	ONCOLYTICS BIOTECH INC COM NEW
OND	PROSHARES TR ON-DEMAND ETF
ONDR	SUSHI GINZA ONODERA INC
ONDS	ONDAS HLDGS INC COM NEW
ONEG	ONECONSTRUCTION GROUP LTD SHS
ONEO	SPDR SERIES TRUST RUSSELL MOMENTUM
ONEQ	FIDELITY COMWLTH TR NASDAQ COMPSIT
ONEV	SPDR SERIES TRUST RUSSELL LOW VOL
ONEW	ONEWATER MARINE INC CL A COM
ONEY	SPDR SERIES TRUST RUSSELL YIELD
ONFO	ONFOLIO HOLDINGS INC COM NEW
ONFOW	ONFOLIO HOLDINGS INC WT EXP 010227
ONIT	ONITY GROUP INC COM NEW
ONL	ORION PROPERTIES INC COM
ONLN	PROSHARES TR ONLINE RTL ETF
ONMD	ONEMEDNET CORP CL A
ONMDW	ONEMEDNET CORP WT EXP 110728
ONOF	GLOBAL X FDS ADAPTIVE US RISK

ONON	ON HLDG AG NAMEN AKT A
ONTF	ON24 INC COM
ONTO	ONTO INNOVATION INC COM
OOMA	OOMA INC COM
OOQB	VOLATILITY SHS TR ONE ONE NASDAQ
OOSB	VOLATILITY SHS TR ONE ONE S&P 500
OOSP	SPINNAKER ETF SERIES OBRA OPPOR STRU
OOTO	DIREXION SHS ETF TR DAILY TRAVEL VAC
OP	OCEANPAL INC COM
OPAD	OFFERPAD SOLUTIONS INC COM CL A
OPAL	OPAL FUELS INC CLASS A COM
OPBK	OP BANCORP COM
OPCH	OPTION CARE HEALTH INC COM NEW
OPEN	OPENDOOR TECHNOLOGIES INC COM
OPER	ETF SER SOLUTIONS CLEARSHS ULTRA
OPFI	OPPFI INC COM CL A
OPHC	OPTIMUMBANK HLDGS INC COM
OPI	OFFICE PPTYS INCOME TR COM SHS BEN INT
OPINL	OFFICE PPTYS INCOME TR 6.375% NT 50
OPK	OPKO HEALTH INC COM
OPOF	OLD PT FINANCIAL CORPORATION COM
OPP	RIVERNORTH DOUBLELINE STRATE COM
OPPE	WISDOMTREE TR EUROPEAN OPPORTU
OPRA	OPERA LTD SPONSORED ADS
OPRT	OPORTUN FINL CORP COM
OPRX	OPTIMIZERX CORP COM NEW
OPT	OPTHEA LTD SPONSORED ADS
OPTT	OCEAN PWR TECHNOLOGIES INC COM NEW
OPTX	SYNTEC OPTICS HLDGS INC CL A
OPTXW	SYNTEC OPTICS HLDGS INC WT EXP
OPTZ	ADVISOR MANAGED PORTFOLIOS OPTIMIZE STRATEG
OPXS	OPTEX SYS HLDGS INC COM NEW
OPY	OPPENHEIMER HLDGS INC CL A NON VTG
OR	OR ROYALTIES INC. COM SHS

ORA	ORMAT TECHNOLOGIES INC COM
ORC	ORCHID IS CAP INC COM NEW
ORCL	ORACLE CORP COM
ORCX	TIDAL TR II DEFIANCE DAILY
ORGN	ORIGIN MATERIALS INC COM
ORGNW	ORIGIN MATERIALS INC WT EXP 062526
ORGO	ORGANOGENESIS HLDGS INC COM
ORI	OLD REP INTL CORP COM
ORIC	ORIC PHARMACEUTICALS INC COM
ORIS	ORIENTAL RISE HLDGS LTD SHS
ORKA	ORUKA THERAPEUTICS INC COM
ORKT	ORANGEKLOUD TECHNOLOGY INC SHS CL A
ORLA	ORLA MNG LTD NEW COM
ORLY	OREILLY AUTOMOTIVE INC COM
ORMP	ORAMED PHARMACEUTICALS INC COM NEW
ORN	ORION GROUP HLDGS INC COM
ORR	EA SERIES TRUST MILITIA LONG/SHO
ORRF	ORRSTOWN FINL SVCS INC COM
OS	ONESTREAM INC CL A
OSBC	OLD SECOND BANCORP INC ILL COM
OSCR	OSCAR HEALTH INC CL A
OSEA	HARBOR ETF TRUST INTERNATNAL COMP
OSIS	OSI SYSTEMS INC COM
OSK	OSHKOSH CORP COM
OSPN	ONESPAN INC COM
OSRH	OSR HLDGS INC COM
OSRHW	OSR HLDGS INC WT EXP 020928
OSS	ONE STOP SYS INC COM
OST	OSTIN TECHNOLOGY GROUP CO LTD SHS NEW CL A
OSTX	OS THERAPIES INCORPORATED COM NEW
OSUR	ORASURE TECHNOLOGIES INC COM
OSW	ONESPAWORLD HOLDINGS LIMITED COM
OTEX	OPEN TEXT CORP COM
OTIS	OTIS WORLDWIDE CORP COM

OTLK	OUTLOOK THERAPEUTICS INC COM
OTLY	OATLY GROUP AB SPONSORED ADS
OTRK	ONTRAK INC COM
OTTR	OTTER TAIL CORP COM
OUNZ	VANECK MERK GOLD ETF GOLD SHS
OUST	OUSTER INC COM NEW
OUSTW	OUSTER INC WT EXP 092925
OUSTZ	OUSTER INC WT EXP 031126
OUT	OUTFRONT MEDIA INC COM NEW
OVBC	OHIO VY BANC CORP COM
OVID	OVID THERAPEUTICS INC COM
OVLY	OAK VY BANCORP OAKDALE CALIF COM
OVV	OVINTIV INC COM
OWL	BLUE OWL CAPITAL INC COM CL A
OWLT	OWLET INC CL A NEW
OWNB	BITWISE FUNDS TRUST BITCOIN STANDARD
OWNS	TIDAL TRUST III AFFORDABLE HOUS
OXBR	OXBRIDGE RE HLDGS LTD SHS
OXBRW	OXBRIDGE RE HLDGS LTD WT EXP 032629
OXLC	OXFORD LANE CAP CORP COM
OXLCG	OXFORD LANE CAP CORP CAL 32
OXLCI	OXFORD LANE CAP CORP CAL NT 30
OXLCL	OXFORD LANE CAP CORP CAL NT 31
OXLCN	OXFORD LANE CAP CORP 7.125% PFD SR 29
OXLCO	OXFORD LANE CAP CORP CAL NT 29
OXLCP	OXFORD LANE CAP CORP 6.25% NT 27
OXLCZ	OXFORD LANE CAP CORP CAL NT 27
OXM	OXFORD INDS INC COM
OXSQ	OXFORD SQUARE CAP CORP COM
OXSQG	OXFORD SQUARE CAP CORP NT CAL 28
OXSQZ	OXFORD SQUARE CAP CORP CAL NT 26
OXY	OCCIDENTAL PETE CORP COM
OYSEU	OYSTER ENTERPRISES II ACQUISIT UNITS EXP 052230
OZ	BELPOINTE PREP LLC UNIT RP LTD LB A

OZEM	ROUNDHILL ETF TRUST GLP 1 & WEIGHT L
OZK	BANK OZK LITTLE ROCK ARK COM
OZKAP	BANK OZK LITTLE ROCK ARK 4.625% PER PFD A
PAA	PLAINS ALL AMERN PIPELINE L P UNIT LTD PARTN
PAAA	PGIM ETF TR AAA CLO ETF
PAAS	PAN AMERN SILVER CORP COM
PAB	PGIM ETF TR ACTIVE AGGREGATE
PABD	ISHARES TR PARIS ALIGNED CL
PABU	ISHARES TR PARIS ALIGNED CL
PAC	GRUPO AEROPUERTO DEL PACIFICO SPON ADS B
PACB	PACIFIC BIOSCIENCES CALIF INC COM
PACK	RANPAK HOLDINGS CORP COM CL A
PACS	PACS GROUP INC COM SHS
PAG	PENSKE AUTOMOTIVE GRP INC COM
PAGP	PLAINS GP HLDGS L P LTD PARTNR INT A
PAGS	PAGSEGURO DIGITAL LTD COM CL A
PAHC	PHIBRO ANIMAL HEALTH CORP CL A COM
PAI	WESTERN ASSET INVESTMENT GRADE COM
PAL	PROFICIENT AUTO LOGISTICS INC COM
PALC	PACER FDS TR LUNT LRGCP MULTI
PALD	DIREXION SHS ETF TR DAILY PANW BEAR
PALI	PALISADE BIO INC COM
PALL	ABRDN PALLADIUM ETF TRUST PHYSICAL PALLADM
PALU	DIREXION SHS ETF TR DAILY PANW BULL
PAM	PAMPA ENERGIA S A SPONS ADR LVL I
PAMC	PACER FDS TR LUNT MDCAP MLT
PAMT	PAMT CORP COM
PANG	THEMES ETF TR LEVERAGE SHS 2X
PANL	PANGAEA LOGISTICS SOLUTION LTD SHS
PANW	PALO ALTO NETWORKS INC COM
PAPI	MORGAN STANLEY ETF TRUST PARAMETRIC EQUIT
PAR	PAR TECHNOLOGY CORP COM
PARA	PARAMOUNT GLOBAL CLASS B COM
PARAA	PARAMOUNT GLOBAL CLASS A COM

PARR	PAR PAC HOLDINGS INC COM NEW
PASG	PASSAGE BIO INC COM
PATH	UIPATH INC CL A
PATK	PATRICK INDS INC COM
PATN	PACER FDS TR NASDAQ INTL PATE
PAVM	PAVMED INC COM NEW
PAVS	PARANOVUS ENTERTNMNT TECH LTD ORD SHS CL A NEW
PAX	PATRIA INVESTMENTS LIMITED COM CL A
PAXS	PIMCO ACCESS INCOME FUND SHS BENFIN INT
PAY	PAYMENTUS HOLDINGS INC COM CL A
PAYC	PAYCOM SOFTWARE INC COM
PAYO	PAYONEER GLOBAL INC COM
PAYS	PAYSIGN INC COM
PAYX	PAYCHEX INC COM
PB	PROSPERITY BANCSHARES INC COM
PBA	PEMBINA PIPELINE CORP COM
PBBK	PB BANKSHARES INC COM
PBD	INVESCO EXCH TRADED FD TR II GBL CLEAN ENRG
PBDC	PUTNAM ETF TRUST BDC INCOME ETF
PBE	INVESCO EXCHANGE TRADED FD TR BIOTECHNOLOGY
PBF	PBF ENERGY INC CL A
PBFS	PIONEER BANCORP INC MD COM
PBH	PRESTIGE CONSMR HEALTHCARE INC COM
PBHC	PATHFINDER BANCORP INC MD COM
PBI	PITNEY BOWES INC COM
PBJ	INVESCO EXCHANGE TRADED FD TR FOOD & BEVERAGE
PBM	PSYENCE BIOMEDICAL LTD COM
PBMWW	PSYENCE BIOMEDICAL LTD WT EXP 012529
PBPB	POTBELLY CORP COM
PBQQ	PGIM ROCK ETF TR LADDERED NASDAQ
PBR	PETROLEO BRASILEIRO SA PETROBR SPONSORED ADR
PBT	PERMIAN BASIN RTY TR UNIT BEN INT
PBW	INVESCO EXCHANGE TRADED FD TR WILDERHIL CLAN
PBYI	PUMA BIOTECHNOLOGY INC COM

PC	PREMIUM CATERING HLDGS LTD ORD SH
PCAPU	PROCAP ACQUISITION CORP UNIT EX 051630
PCAR	PACCAR INC COM
PCB	PCB BANCORP COM
PCCE	LITMAN GREGORY FDS TR POLEN CAP CHINA
PCEF	INVESCO EXCH TRADED FD TR II CEF INM COMPSI
PCEM	LITMAN GREGORY FDS TR POLEN CAP EMRGNG
PCF	HIGH INCOME SECS FD SHS BEN INT
PCFI	FUNDVANTAGE TR POLEN FLT RATE
PCG	PG&E CORP COM
PCGG	LITMAN GREGORY FDS TR POLEN CAPITAL GL
PCH	POTLATCHDELTIC CORPORATION COM
PCHI	FUNDVANTAGE TR POLEN HIGH INCOM
PCIG	LITMAN GREGORY FDS TR POLEN CAP INTL G
PCK	PIMCO CALIF MUN INCOME FD II COM
PCLA	PICOCELA INC SPONSORED ADS
PCLO	VIRTUS ETF TR II SEIX AAA PRIVAAT
PCM	PCM FD INC COM
PCMM	BONDBLOXX ETF TRUST BONDBLOXX PRIVAT
PCN	PIMCO CORPORATE & INCM STRG FD COM
PCOR	PROCORE TECHNOLOGIES INC COM
PCQ	PIMCO CALIF MUN INCOME FD COM
PCRB	PUTNAM ETF TRUST ESG CORE BOND
PCRX	PACIRA BIOSCIENCES INC COM
PCSA	PROCESSA PHARMACEUTICALS INC COM SHS
PCSC	PERCEPTIVE CAP SOLUTIONS CORP CL A ORD SHS
PCT	PURECYCLE TECHNOLOGIES INC COM
PCTTU	PURECYCLE TECHNOLOGIES INC UNIT EX 031726
PCTTW	PURECYCLE TECHNOLOGIES INC WT EXP 031726
PCTY	PAYLOCITY HLDG CORP COM
PCVX	VAXCYTE INC COM
PCY	INVESCO EXCH TRADED FD TR II EMRNG MKT SVRG
PCYO	PURE CYCLE CORP COM NEW
PD	PAGERDUTY INC COM

PDBA	INVESCO ACTVELY MNGD ETC FD TR AGRI CMDTY STRA
PDBC	INVESCO ACTVELY MNGD ETC FD TR OPTIMUM YIELD
PDCC	PEARL DIVER CREDIT COMPANY INC COM SHS
PDD	PDD HOLDINGS INC SPONSORED ADS
PDEX	PRO-DEX INC COLO COM NEW
PDFS	PDF SOLUTIONS INC COM
PDI	PIMCO DYNAMIC INCOME FD SHS
PDLB	PONCE FINANCIAL GROUP INC COMMON STOCK
PDM	PIEDMONT OFFICE REALTY TR INC COM CL A
PDN	INVESCO EXCH TRADED FD TR II RAFI DVLPD MRKTS
PDO	PIMCO DYNAMIC INCOME OPRNTS FD COM BEN SHS
PDP	INVESCO EXCHANGE TRADED FD TR DORSEY WRIGHT MO
PDPA	PEARL DIVER CREDIT COMPANY INC CAL NT 29
PDS	PRECISION DRILLING CORP COM NEW
PDSB	PDS BIOTECHNOLOGY CORP COM
PDT	HANCOCK JOHN PREM DIVID FD COM SH BEN INT
PDX	PIMCO DYNAMIC INCOME STRATEGY COM SHS BEN INT
PDYN	PALLADYNE AI CORP COM NEW
PDYNW	PALLADYNE AI CORP WT EXP 092426
PEB	PEBBLEBROOK HOTEL TR COM
PEBK	PEOPLES BANCORP N C INC COM
PEBO	PEOPLES BANCORP INC COM
PECO	PHILLIPS EDISON & CO INC COMMON STOCK
PED	PEDEVCO CORP COM PAR
PEG	PUBLIC SVC ENTERPRISE GRP INC COM
PEGA	PEGASYSTEMS INC COM
PEJ	INVESCO EXCHANGE TRADED FD TR LEISURE AND ENTE
PELIU	PELICAN ACQUISITION CORP UNIT EX 051330
PEMX	PUTNAM ETF TRUST EMERGING MARKETS
PEN	PENUMBRA INC COM
PENG	PENGUIN SOLUTIONS INC SHS
PENN	PENN ENTERTAINMENT INC COM
PEO	ADAM NAT RES FD INC COM
PEP	PEPSICO INC COM

PEPG	PEPGEN INC COM
PEPS	MORGAN STANLEY ETF TRUST PARAMETRIC EQU
PERF	PERFECT CORP CL A ORD SHS
PERI	PERION NETWORK LTD SHS NEW
PESI	PERMA-FIX ENVIRONMENTAL SVCS COM NEW
PET	WAG GROUP CO COMMON STOCK
PETS	PETMED EXPRESS INC COM
PETWW	WAG GROUP CO WT EXP 073027
PETZ	TDH HLDGS INC SHS NEW
PEVC	PACER FDS TR PE/VC ETF
PEXL	PACER FDS TR US EXPORT LEAD
PEY	INVESCO EXCHANGE TRADED FD TR HIG YLD EQ DIV
PEZ	INVESCO EXCHANGE TRADED FD TR DORSEY WRGT CSMR
PFAI	PINNACLE FOOD GROUP LTD SHS CL A
PFBC	PREFERRED BK LOS ANGELES CA COM NEW
PFD	FLAHERTY & CRUMRINE PFD INCOME COM
PFE	PFIZER INC COM
PFF	ISHARES TR PFD AND INCM SEC
PFFA	ETFIS SER TR I VIRTUS INFRCAP
PFFD	GLOBAL X FDS US PFD ETF
PFFL	UBS AG LONDON BRANCH ETRACS 2XM ETN
PFFR	ETFIS SER TR I INFRACP REIT PFD
PFFV	GLOBAL X FDS RATE PREFERRED
PFG	PRINCIPAL FINANCIAL GROUP INC COM
PFGC	PERFORMANCE FOOD GROUP CO COM
PFH	PRUDENTIAL FINL INC CAL NT 60
PFI	INVESCO EXCHANGE TRADED FD TR DORSEY WRGT FINL
PFIG	INVESCO EXCH TRADED FD TR II FNDMNTL IG CRP
PFIS	PEOPLES FINL SVCS CORP COM
PFIX	SIMPLIFY EXCHANGE TRADED FUNDS SIMPLIFY INTERST
PFL	PIMCO INCOME STRATEGY FD COM
PFLD	ETF SER SOLUTIONS AAM LW DUR PFD
PFLT	PENNANTPARK FLOATING RATE CAP COM
PFM	INVESCO EXCHANGE TRADED FD TR DIVID ACHIEVEV

PFN	PIMCO INCOME STRATEGY FD II COM
PFO	FLAHERTY & CRUMRINE PFD INCOME COM
PFRL	PGIM ETF TR FLOATING RT INC
PFS	PROVIDENT FINL SVCS INC COM
PFSI	PENNYMAC FINL SVCS INC NEW COM
PFUT	PUTNAM ETF TRUST SUSTAINABLE FUTU
PFX	PHENIXFIN CORP COM
PFXF	VANECK ETF TRUST PREFERRED SECURT
PFXNZ	PHENIXFIN CORP CAL NT 28
PG	PROCTER AND GAMBLE CO COM
PGC	PEAPACK-GLADSTONE FINL CORP COM
PGEN	PRECIGEN INC COM
PGF	INVESCO EXCHANGE TRADED FD TR FINL PFD ETF
PGHY	INVESCO EXCH TRADED FD TR II GLOBAL EX US HGH
PGJ	INVESCO EXCHANGE TRADED FD TR GLOBAL DRGN CN
PGNY	PROGYNY INC COM
PGP	PIMCO GLOBAL STOCKSPLS INCM FD COM
PGR	PROGRESSIVE CORP COM
PGRE	PARAMOUNT GROUP INC COM
PGRO	PUTNAM ETF TRUST FOCSD LARCP GWT
PGX	INVESCO EXCH TRADED FD TR II PFD ETF
PGY	PAGAYA TECHNOLOGIES LTD CL A NEW
PGYWW	PAGAYA TECHNOLOGIES LTD WT EXP
PGZ	PRINCIPAL REAL ESTATE INCOME F SHS BEN INT
PH	PARKER-HANNIFIN CORP COM
PHAR	PHARMING GROUP NV SPON ADS
PHAT	PHATHOM PHARMACEUTICALS INC COM
PHB	INVESCO EXCH TRADED FD TR II FNDMNTL HY CRP
PHD	PIONEER FLOATING RATE FUND INC COM
PHDG	INVESCO ACTIVELY MANAGED EXCHA S&P500 DOWNSID
PHEQ	MORGAN STANLEY ETF TRUST PARAMETRIC HEDGE
PHG	KONINKLIJKE PHILIPS N V NY REGIS SHS NEW
PHGE	BIOMX INC COM NEW
PHH	PARK HA BIOLOGICAL TECH CO LTD ORD SHS

PHI	PLDT INC SPONSORED ADR
PHIN	PHINIA INC COMMON STOCK
PHIO	PHIO PHARMACEUTICALS CORP COM NEW
PHK	PIMCO HIGH INCOME FD COM SHS
PHLT	PERFORMANT HEALTHCARE INC COM
PHM	PULTE GROUP INC COM
PHO	INVESCO EXCHANGE TRADED FD TR WATER RES ETF
PHOE	PHOENIX ASIA HLDGS LTD ORD SHS
PHR	PHREESIA INC COM
PHT	PIONEER HIGH INCOME FUND INC COM
PHUN	PHUNWARE INC COM NEW
PHVS	PHARVARIS N V COM
PHX	PHX MINERALS INC CL A
PHYD	PUTNAM ETF TRUST ESG HIGH YIELD
PHYL	PGIM ETF TR ACTV HY BD ETF
PHYS	SPROTT PHYSICAL GOLD TR UNIT
PI	IMPINJ INC COM
PICB	INVESCO EXCH TRADED FD TR II INTL CORP BD
PID	INVESCO EXCHANGE TRADED FD TR INTL DIVI ACHI
PIE	INVESCO EXCH TRADED FD TR II DORSEY WRGT EMRG
PIFI	ETF SER SOLUTIONS CLERSHS PITON IN
PII	POLARIS INC COM
PIII	P3 HEALTH PARTNERS INC COM CL A NEW
PIIIW	P3 HEALTH PARTNERS INC WT EXP 111926
PILL	DIREXION SHS ETF TR DAILY PHARMA
PIM	PUTNAM MASTER INTER INCOME TR SH BEN INT
PIN	INVESCO INDIA EXCHANGE-TRADED INDIA ETF
PINC	PREMIER INC CL A
PINE	ALPINE INCOME PPTY TR INC COM
PINK	SIMPLIFY EXCHANGE TRADED FUNDS HEALTH CARE ETF
PINS	PINTEREST INC CL A
PIO	INVESCO EXCH TRADED FD TR II GLOBAL WATER
PIPR	PIPER SANDLER COMPANIES COM
PIZ	INVESCO EXCH TRADED FD TR II DORSEY WRGT DVLP

PJFG	PGIM ETF TR JENNISON FOC GWT
PJFV	PGIM ETF TR JENNISON FOC VAL
PJIO	PGIM ETF TR JENNISON INT OPP
PJP	INVESCO EXCHANGE TRADED FD TR PHARMACEUTICALS
PJT	PJT PARTNERS INC COM CL A
PK	PARK HOTELS & RESORTS INC COM
PKB	INVESCO EXCHANGE TRADED FD TR BUILDING & CONST
PKBK	PARKE BANCORP INC COM
PKE	PARK AEROSPACE CORP COM
PKG	PACKAGING CORP AMER COM
PKOH	PARK-OHIO HLDGS CORP COM
PKST	PEAKSTONE REALTY TRUST COMMON SHARES
PKW	INVESCO EXCHANGE TRADED FD TR BUYBACK ACHIEV
PKX	POSCO HOLDINGS INC SPONSORED ADR
PL	PLANET LABS PBC COM CL A
PLAB	PHOTRONICS INC COM
PLAG	PLANET GREEN HLDGS CORP COM NEW
PLAY	DAVE & BUSTERS ENTMT INC COM
PLBC	PLUMAS BANCORP COM
PLBY	PLBY GROUP INC COM
PLCE	CHILDRENS PL INC NEW COM
PLD	PROLOGIS INC. COM
PLDR	PUTNAM ETF TRUST SUSTAINABLE LEAD
PLG	PLATINUM GROUP METALS LTD COM
PLL	PIEDMONT LITHIUM INC COM
PLMK	PLUM ACQUISITION CORP IV SHS CL A
PLMKU	PLUM ACQUISITION CORP IV UNIT EXP 081929
PLMKW	PLUM ACQUISITION CORP IV WT EXP 081929
PLMR	PALOMAR HLDGS INC COM
PLNT	PLANET FITNESS INC CL A
PLOW	DOUGLAS DYNAMICS INC COM
PLPC	PREFORMED LINE PRODS CO COM
PLRX	PLIANT THERAPEUTICS INC COM
PLRZ	POLYRIZON LTD ORD SHS

PLSE	PULSE BIOSCIENCES INC COM
PLTD	DIREXION SHS ETF TR DAILY PLTR BEAR
PLTG	THEMES ETF TR LEVERAGE SHS 2X
PLTK	PLAYTIKA HLDG CORP COM
PLTM	GRANITESHARES PLATINUM TR SHS BEN INT
PLTR	PALANTIR TECHNOLOGIES INC CL A
PLTU	DIREXION SHS ETF TR DAILY PLTR BULL
PLTY	TIDAL TR II YIELDMAX PLTR OP
PLUG	PLUG POWER INC COM NEW
PLUR	PLURI INC COM NEW
PLUS	EPLUS INC COM
PLUT	PLUTUS FINL GROUP LTD SHS
PLX	PROTALIX BIOTHERAPEUTICS INC COM
PLXS	PLEXUS CORP COM
PLYA	PLAYA HOTELS & RESORTS NV SHS
PLYM	PLYMOUTH INDL REIT INC COM
PM	PHILIP MORRIS INTL INC COM
PMAX	POWELL MAX LIMITED ORD SHS CL A
PMBS	PIMCO ETF TR MTG BKD SECS ACT
PMCB	PHARMACYTE BIOTECH INC COM NEW
PMEC	PRIMECH HOLDINGS LTD. SHS
PMF	PIMCO MUN INCOME FD COM
PMIO	PGIM ETF TR MUNICIPAL INCOME
PML	PIMCO MUN INCOME FD II COM
PMM	PUTNAM MANAGED MUN INCOME TR COM
PMMF	BLACKROCK ETF TRUST ISHARES PRIME MO
PMN	PROMIS NEUROSCIENCES INC COM NEW
PMNT	PERFECT MOMENT LTD COM SHS
PMO	PUTNAM MUN OPPORTUNITIES TR SH BEN INT
PMT	PENNYMAC MTG INVT TR COM
PMTRU	PERIMETER ACQUISITION CORP I UNIT EX 051330
PMTS	CPI CARD GROUP INC COM NEW
PMTU	PENNYMAC MTG INVT TR NT 8.5% 28
PMTV	PENNYMAC MTG INVT TR NT 30

PMVP	PMV PHARMACEUTICALS INC COM
PMX	PIMCO MUN INCOME FD III COM
PN	SKYCORP SOLAR GROUP LTD SHS NEW
PNBK	PATRIOT NATL BANCORP INC COM NEW
PNC	PNC FINL SVCS GROUP INC COM
PNF	PIMCO NEW YORK MUN INCOME FD COM
PNFP	PINNACLE FINL PARTNERS INC COM
PNFPP	PINNACLE FINL PARTNERS INC 6.75 DP RP PFD B
PNI	PIMCO NEW YORK MUN FD II COM
PNNT	PENNANTPARK INVT CORP COM
PNQI	INVESCO EXCHANGE TRADED FD TR NASDAQ INTERNT
PNR	PENTAIR PLC SHS
PNRG	PRIMEENERGY RESOURCES CORP COM
PNTG	PENNANT GROUP INC COM
PNW	PINNACLE WEST CAP CORP COM
POAI	PREDICTIVE ONCOLOGY INC COM
POCI	PRECISION OPTICS CORP INC MASS COM NEW
PODC	PODCASTONE INC COM
PODD	INSULET CORP COM
POET	POET TECHNOLOGIES INC COM NEW
POLA	POLAR PWR INC COM NEW
POLE	ANDRETTI ACQUISITION CORP II ORD SHS CL A
POLEU	ANDRETTI ACQUISITION CORP II UNIT
POLEW	ANDRETTI ACQUISITION CORP II WT EXP 060131
PONY	PONY AI INC SPONSORED ADS
POOL	POOL CORP COM
POR	PORTLAND GEN ELEC CO COM NEW
POST	POST HLDGS INC COM
POWA	INVESCO EXCH TRD SLF IDX FD TR BLOOMBERG PRICIN
POWI	POWER INTEGRATIONS INC COM
POWL	POWELL INDS INC COM
POWW	OUTDOOR HOLDING CO COM
POWWP	OUTDOOR HOLDING CO 8.75% PFD SER A
PPA	INVESCO EXCHANGE TRADED FD TR AEROSPACE DEFN

PPBI	PACIFIC PREMIER BANCORP COM
PPBT	PURPLE BIOTECH LTD SPONSORED ADR
PPC	PILGRIMS PRIDE CORP COM
PPEM	PUTNAM ETF TRUST PANAGORA ESG
PPG	PPG INDS INC COM
PPH	VANECK ETF TRUST PHARMACEUTCL ETF
PPI	INVESTMENT MANAGERS SER TR II ASTORIA REAL
PPIE	PUTNAM ETF TRUST PANAGORA ESG
PPIH	PERMA-PIPE INTL HLDGS INC COM
PPL	PPL CORP COM
PPLT	ABRDN PLATINUM ETF TRUST PHYSCL PLATM SHS
PPSI	PIONEER PWR SOLUTIONS INC COM NEW
PPT	PUTNAM PREMIER INCOME TR SH BEN INT
PPTA	PERPETUA RESOURCES CORP COM
PPTY	ETF SER SOLUTIONS US DIVERSIFIED
PQAP	PGIM ROCK ETF TR NASDAQ-100 BUFFE
PQDI	PRINCIPAL EXCHANGE TRADED FDS SPECTRUM TAX ADV
PQJA	PGIM ROCK ETF TR NASDAQ-100 BUFFE
PQJL	PGIM ROCK ETF TR NASDAQ-100 BUFFE
PQOC	PGIM ROCK ETF TR NASDAQ-100 BUFFE
PR	PERMIAN RESOURCES CORP CLASS A COM
PRA	PROASSURANCE CORP COM
PRAA	PRA GROUP INC COM
PRAE	NORTHERN LTS FD TR III PLANROCK ALT GRO
PRAX	PRAXIS PRECISION MEDICINES INC COM NEW
PRAY	NEOS ETF TRUST FIS CHRISTIAN
PRCH	PORCH GROUP INC COM
PRCS	PARNASSUS INCOME FDS CORE SELECT ETF
PRCT	PROCEPT BIOROBOTICS CORP COM
PRDO	PERDOCEO ED CORP COM
PRE	PRENETICS GLOBAL LTD SHS NEW
PREF	PRINCIPAL EXCHANGE TRADED FDS SPECTRUM PFD
PRENW	PRENETICS GLOBAL LTD WT EXP 051827
PRF	INVESCO EXCHANGE TRADED FD TR RAFI US 1000 ETF

PRFD	PIMCO ETF TR PREFERRED AND CP
PRFX	PAINREFORM LTD SHS NEW
PRFZ	INVESCO EXCHANGE TRADED FD TR RAFI US 1500
PRG	PROG HOLDINGS INC COM NPV
PRGO	PERRIGO CO PLC SHS
PRGS	PROGRESS SOFTWARE CORP COM
PRH	PRUDENTIAL FINL INC CAL NT 62
PRI	PRIMERICA INC COM
PRIM	PRIMORIS SVCS CORP COM
PRIV	SSGA ACTIVE TR SPDR SSGA IG PUB
PRK	PARK NATL CORP COM
PRKS	UNITED PARKS & RESORTS INC COM
PRLB	PROTO LABS INC COM
PRLD	PRELUDE THERAPEUTICS INC COM
PRM	PERIMETER SOLUTIONS INC COMMON STOCK
PRMB	PRIMO BRANDS CORPORATION CLASS A COM SHS
PRME	PRIME MEDICINE INC COM
PRN	INVESCO EXCHANGE TRADED FD TR DORSEY WRGT INDS
PRO	PROS HOLDINGS INC COM
PROF	PROFOUND MED CORP COM NEW
PROK	PROKIDNEY CORP CLASS A ORD SHS
PROP	PRAIRIE OPER CO COM
PROV	PROVIDENT FINL HLDGS INC COM
PRPH	PROPHASE LABS INC COM
PRPL	PURPLE INNOVATION INC COM
PRPO	PRECIPIO INC COM
PRQR	PROQR THRAPEUTICS N V SHS EURO
PRS	PRUDENTIAL FINL INC 5.625% JR SB NT
PRSO	PERASO INC COM NEW
PRSU	PURSUIT ATTRACTIONS AND HOSPIT COM
PRT	PERMROCK ROYALTY TRUST TR UNIT
PRTA	PROTHENA CORP PLC SHS
PRTC	PURETECH HEALTH PLC ADS
PRTG	PORTAGE BIOTECH INC SHS NEW

PRTH	PRIORITY TECHNOLOGY HLDGS INC COM
PRTS	CARPARTS COM INC COM
PRU	PRUDENTIAL FINL INC COM
PRVA	PRIVIA HEALTH GROUP INC COM
PRVS	PARNASSUS INCOME FDS VALUE SELECT ETF
PRXG	PRAXIS FDS IMPACT LARGE CAP
PRXV	PRAXIS FDS IMPACT LARGE CAP
PRZO	PARAZERO TECHNOLOGIES LTD SHS
PSA	PUBLIC STORAGE OPER CO COM
PSBD	PALMER SQUARE CAPITAL BDC INC COM SHS
PSC	PRINCIPAL EXCHANGE TRADED FDS PRIN U S SMALL
PSCC	INVESCO EXCH TRADED FD TR II S&P SMLCP STAP
PSCD	INVESCO EXCH TRADED FD TR II S&P SMLCP DISC
PSCE	INVESCO EXCH TRADED FD TR II S&P SMALLCAP ENE
PSCF	INVESCO EXCH TRADED FD TR II S&P SMLCP FINL
PSCH	INVESCO EXCH TRADED FD TR II S&P SMLCP HELT
PSCI	INVESCO EXCH TRADED FD TR II S&P SMLCP INDL
PSCM	INVESCO EXCH TRADED FD TR II S&P SMLCP MATL
PSCT	INVESCO EXCH TRADED FD TR II S&P SMLCP INFO
PSCU	INVESCO EXCH TRADED FD TR II S&P SMLCP UTIL
PSEC	PROSPECT CAP CORP COM
PSET	PRINCIPAL EXCHANGE TRADED FDS QUALITY ETF
PSF	COHEN & STEERS SELECT PFD & IN COM
PSFE	PAYSAFE LIMITED SHS
PSHG	PERFORMANCE SHIPPING INC COMMON SHARES
PSI	INVESCO EXCHANGE TRADED FD TR SEMICONDUCTORS
PSIG	PS INTL GROUP LTD SHS
PSIL	ADVISORSHARES TR PSYCHEDELICS ETF
PSIX	POWER SOLUTIONS INTL INC COM NEW
PSK	SPDR SERIES TRUST ICE PFD SEC ETF
PSL	INVESCO EXCHANGE TRADED FD TR DORSEY WRGT CSMR
PSLV	SPROTT PHYSICAL SILVER TR TR UNIT
PSMT	PRICESMART INC COM
PSN	PARSONS CORP DEL COM

PSNL	PERSONALIS INC COM
PSNY	POLESTAR AUTOMOTIVE HLDG UK ADS A
PSNYW	POLESTAR AUTOMOTIVE HLDG UK ADS C-1
PSO	PEARSON PLC SPONSORED ADR
PSP	INVESCO EXCHANGE TRADED FD TR GBL LISTED PVT
PSQ	PROSHARES TR SHORT QQQ
PSQA	PALMER SQUARE FUNDS TRUST CLO SR DEBT ETF
PSQH	PSQ HOLDINGS INC CL A
PSQO	PALMER SQUARE FUNDS TRUST CR OPPORTUNITIES
PSR	INVESCO ACTIVELY MANAGED EXCHA ACTIVE US REAL
PST	PROSHARES TR PSHS ULSHT 7-10Y
PSTG	PURE STORAGE INC CL A
PSTL	POSTAL REALTY TRUST INC CL A
PSTP	INNOVATOR ETFS TRUST POWER BUFFER SET
PSTR	NORTHERN LTS FD TR II PEAKSHARES SECTO
PSTV	PLUS THERAPEUTICS INC COM
PSWD	DBX ETF TR XTRACKERS CYBER
PSX	PHILLIPS 66 COM
PT	PINTEC TECHNOLOGY HLDGS LTD SPONSORED ADS
PTA	COHEN & STEERS TAX ADVAN PFD S COM
PTBD	PACER FDS TR TRENDPILOT US BD
PTC	PTC INC COM
PTCT	PTC THERAPEUTICS INC COM
PTEC	GLOBAL X FDS PROPTECH ETF
PTEN	PATTERSON-UTI ENERGY INC COM
PTF	INVESCO EXCHANGE TRADED FD TR DORSEY WRGT TECH
PTGX	PROTAGONIST THERAPEUTICS INC COM
PTH	INVESCO EXCHANGE TRADED FD TR DORSEY WRIGHT HE
PTHL	PHETON HLDGS LTD ORD SHS CL A
PTIN	PACER FDS TR TRENDPILOT INTL
PTIR	GRANITESHARES ETF TR 2X LONG PLTR
PTIX	PROTAGENIC THERAPEUTICS INC COM
PTIXW	PROTAGENIC THERAPEUTICS INC WT EXP 042626
PTL	NORTHERN LTS FD TR IV INSPIRE 500 ETF

PTLE	PTL LTD ORD SHS
PTLO	PORTILLOS INC COM CL A
PTMN	PORTMAN RIDGE FIN CORP COM NEW
PTNM	PITANIUM LTD CL A ORD SHS
PTNQ	PACER FDS TR TRENDPILOT 100
PTON	PELOTON INTERACTIVE INC CL A COM
PTRB	PGIM ETF TR TOTAL RETURN BON
PTY	PIMCO CORPORATE & INCOME OPPOR COM
PUBM	PUBMATIC INC COM CL A
PUI	INVESCO EXCHANGE TRADED FD TR DORSEY WRGT UTIL
PUK	PRUDENTIAL PLC ADR
PULM	PULMATRIX INC COM
PULS	PGIM ETF TR PGIM ULTRA SH BD
PULT	PUTNAM ETF TRUST ESG ULTRA SHORT
PUMP	PROPETRO HLDG CORP COM
PUSH	PGIM ETF TR ULTRA SHORT MUNI
PVAL	PUTNAM ETF TRUST FOCUSED LAR CAP
PVBC	PROVIDENT BANCORP INC COM NEW
PVH	PVH CORPORATION COM
PVI	INVESCO EXCH TRADED FD TR II FLOATING RATE MU
PVL	PERMIANVILLE RTY TR TR UNIT
PVLA	PALVELLA THERAPEUTICS INC NEW COM
PW	POWER REIT COM
PWB	INVESCO EXCHANGE TRADED FD TR LARGE CAP GROWTH
PWER	MACQUARIE ETF TRUST ENERGY TRANSITIO
PWM	PRESTIGE WEALTH INC USD CL A ORD SHS
PWOD	PENNS WOODS BANCORP INC COM
PWP	PERELLA WEINBERG PARTNERS CLASS A COM
PWR	QUANTA SVCS INC COM
PWRD	TCW ETF TRUST TRANSFORM SYSTEM
PWV	INVESCO EXCHANGE TRADED FD TR LARGE CAP VALUE
PWZ	INVESCO EXCH TRADED FD TR II CALIF AMT MUN
PX	P10 INC COM CL A
PXE	INVESCO EXCHANGE TRADED FD TR ENERGY EXPLORATI

PXF	INVESCO EXCH TRADED FD TR II RAFI DVLPD MRKTS
PXH	INVESCO EXCH TRADED FD TR II RAFI EMRGNG MRKT
PXI	INVESCO EXCHANGE TRADED FD TR DORSEY WRGT ENRG
PXJ	INVESCO EXCHANGE TRADED FD TR OIL & GAS SERVIC
PXLW	PIXELWORKS INC COM NEW
PXS	PYXIS TANKERS INC COM NEW
PXSAW	PYXIS TANKERS INC WT EXP 101325
PY	PRINCIPAL EXCHANGE TRADED FDS PRNCPL VLU ETF
PYLD	PIMCO ETF TR MULTISECTOR BD
PYN	PIMCO NEW YORK MUN INCOME FD I COM
PYPD	POLYPID LTD COM
PYPG	THEMES ETF TR LEVERAGE SHS 2X
PYPL	PAYPAL HLDGS INC COM
PYPY	TIDAL TR II YIELDMAX PYPL OP
PYT	PPLUS TR GSC 2 CT FL RT
PYXS	PYXIS ONCOLOGY INC COMMON STOCK
PYZ	INVESCO EXCHANGE TRADED FD TR DORSEY WRGT BASC
PZA	INVESCO EXCH TRADED FD TR II NATL AMT MUNI
PZC	PIMCO CALIF MUN INCOME FD III COM
PZG	PARAMOUNT GOLD NEV CORP COM
PZT	INVESCO EXCH TRADED FD TR II NY AMT FRE MUN
PZZA	PAPA JOHNS INTL INC COM
QABA	FIRST TR EXCHANGE-TRADED FD UT COM SHS ETF
QAI	NEW YORK LIFE INVESTMENTS ETF NYLI HEDGE MULTI
QARP	DBX ETF TR XTRCKR RUSL 1000
QAT	ISHARES TR MSCI QATAR ETF
QBIG	INVESCO ACTIVELY MANAGED EXCHA INVESCO TOP QQQ
QBTS	D-WAVE QUANTUM INC COM
QBUF	INNOVATOR ETFS TRUST NASDAQ-100 10 BU
QCLN	FIRST TR EXCHANGE-TRADED FD NAS CLNEDG GREEN
QCLR	GLOBAL X FDS NASDAQ 100 COLA
QCML	GRANITESHARES ETF TR 2X LONG QCOM DAI
QCOM	QUALCOMM INC COM
QCRH	QCR HOLDINGS INC COM

QD	QUDIAN INC ADR
QDCC	GLOBAL X FDS S&P 500 QUALITY
QDEF	FLEXSHARES TR QLT DIV DEF IDX
QDEL	QUIDELORTHO CORP COM
QDF	FLEXSHARES TR QUALT DIVD IDX
QDIV	GLOBAL X FDS S&P 500 QLT ETF
QDPL	PACER FDS TR METAURUS CAP 400
QDTY	TIDAL TR II YIELDMAX NASDAQ
QDVO	AMPLIFY ETF TR CWP GROWTH & INC
QDWN	STRATEGIC TRUST DAILYDELTA Q100
QEFA	SPDR INDEX SHS FDS MSCI EAFE STRTGC
QEMM	SPDR INDEX SHS FDS MSCI EMRG MKTS
QETA	QUETTA ACQUISITION CORP COM
QETAR	QUETTA ACQUISITION CORP RT EXP 113024
QETAU	QUETTA ACQUISITION CORP UNIT
QFIN	QIFU TECHNOLOGY INC AMERICAN DEP
QFLR	INNOVATOR ETFS TRUST NASDAQ 100 MANA
QGEN	QIAGEN NV COM SHS
QGRO	AMERICAN CENTY ETF TR US QUALITY GROW
QGRW	WISDOMTREE TR US QUALITY GROW
QH	QUHUO LTD SPON ADS
QHDG	INNOVATOR ETFS TRUST HEDGED NASDAQ
QID	PROSHARES TR ULTRASHORT QQQ
QIDX	SPINNAKER ETF SERIES INDEXPERTS QUALI
QINT	AMERICAN CENTY ETF TR QUALITY DIVRSFED
QIPT	QUIPT HOME MEDICAL CORP COM
QIS	SIMPLIFY EXCHANGE TRADED FUNDS MULTI QIS ALTERN
QLD	PROSHARES TR PSHS ULTRA QQQ
QLGN	QUALIGEN THERAPEUTICS INC COM
QLTA	ISHARES TR A RATE CP BD ETF
QLTI	2023 ETF SERIES TRUST II GMO INTL QUALITY
QLTY	2023 ETF SERIES TRUST II GMO US QUALITY E
QLV	FLEXSHARES TR US QT LW VLTY
QLVD	FLEXSHARES TR DEV MRK EX LOW

QLVE	FLEXSHARES TR EMRG MKT QT LW
QLYS	QUALYS INC COM
QMCO	QUANTUM CORP COM
QMID	WISDOMTREE TR US MIDCAP QUALIT
QMMM	QMMM HOLDINGS LTD COM SHS CL A
QMOM	EA SERIES TRUST US QUAN MOMENTUM
QNCX	QUINCE THERAPEUTICS INC COM
QNRX	QUOIN PHARMACEUTICALS LTD SPONSORED ADS
QNST	QUINSTREET INC COM
QNTM	QUANTUM BIOPHARMA LTD CL B SUB VTG SHS
QNXT	ISHARES TR NASDAQ-100 EX
QOWZ	INVESCO EXCH TRADED FD TR II NASDAQ FREE CASH
QPX	ADVISORSHARES TR Q DYNAMIC GROWTH
QQA	INVESCO ACTIVELY MANAGED EXCHA QQQ INCOME ADVAN
QQEW	FIRST TR EXCHANGE-TRADED FD SHS
QQH	NORTHERN LTS FD TR III HCM DEFND 100
QQHG	INVESCO ACTIVELY MANAGED EXCHA QQQ HEDGD ADVANT
QQJG	INVESCO EXCH TRADED FD TR II ESG NASDAQ NEXT
QQLV	INVESCO EXCH TRADED FD TR II INVESCO QQQ LOW
QQMG	INVESCO EXCH TRADED FD TR II ESG NASDAQ 100
QQQ	INVESCO QQQ TR UNIT SER 1
QQQA	PROSHARES TR NASDAQ100 DORSEY
QQQD	DIREXION SHS ETF TR DLY MAG 7 BEAR 1
QQQE	DIREXION SHS ETF TR NAS100 EQL WGT
QQQG	PACER FDS TR PACER NASDAQ 100
QQQH	NEOS ETF TRUST NASDAQ 100 HDGD
QQQI	NEOS ETF TRUST NASDAQ 100 HIGH
QQQJ	INVESCO EXCH TRADED FD TR II NASDAQNXTGEN100
QQQM	INVESCO EXCH TRADED FD TR II NASDAQ 100 ETF
QQQP	INVESTMENT MANAGERS SER TR II TRADR 2X LONG IN
QQQS	INVESCO EXCH TRADED FD TR II NASDAQ FT GEN200
QQQT	TIDAL TR II DEFIANCE NASDAQ
QQQU	DIREXION SHS ETF TR DLY MAG 7 BULL 2
QQQX	NUVEEN NASDAQ 100 DYNAMIC OVER COM SHS

QQQY	TIDAL TR II DEFIANCE NASDAQ
QQWZ	PACER FDS TR PACER CASH COWZ
QQXT	FIRST TR EXCHANGE-TRADED FD NASDAQ 100 EX
QRFT	EXCHANGE LISTED FDS TR QRAFT AI ENHCD
QRHC	QUEST RESOURCE HLDG CORP COM NEW
QRMI	GLOBAL X FDS NASDAQ 100 RIS
QRVO	QORVO INC COM
QS	QUANTUMSCAPE CORP COM CL A
QSEA	QUARTZSEA ACQUISITION CORP ORD SHS
QSEAR	QUARTZSEA ACQUISITION CORP RT EXP 021830
QSEAU	QUARTZSEA ACQUISITION CORP UNIT EXP 021830
QSG	QUANTASING GROUP LTD ADS
QSI	QUANTUM SI INC COM CL A
QSIAW	QUANTUM SI INC WT EXP 061026
QSIX	PACER FDS TR METAURUS NASDAQ
QSML	WISDOMTREE TR US SMALLCAP QUAL
QSR	RESTAURANT BRANDS INTL INC COM
QTEC	FIRST TR EXCHANGE-TRADED FD SHS
QTOP	ISHARES TR NASDAQ TOP 30
QTPI	EXCHANGE PLACE ADVISORS TRUST NORTH SQUARE RCI
QTR	GLOBAL X FDS NASDAQ 100 TAI
QTRX	QUANTERIX CORP COM
QTTB	Q32 BIO INC COM
QTUM	ETF SER SOLUTIONS DEFIANCE QUANTUM
QTWO	Q2 HLDGS INC COM
QUAD	QUAD / GRAPHICS INC COM CL A
QUBT	QUANTUM COMPUTING INC COM
QUIK	QUICKLOGIC CORP COM NEW
QULL	UBS AG LONDON BRANCH NT LKD 51
QUP	STRATEGIC TRUST DAILYDELTA Q100
QURE	UNIQURE NV SHS
QUS	SPDR SERIES TRUST MSCI USA STRTGIC
QUSA	TIDAL TRUST III VISTASHARES TRGT
QVAL	EA SERIES TRUST US QUAN VALUE

QVCC	QVC INC FXD NT 68
QVCD	QVC INC 6.375 SR NT 67
QVCGA	QVC GROUP INC COM SER A NEW
QVCGP	QVC GROUP INC NT CAL 31
QVML	INVESCO EXCH TRADED FD TR II 500 QVM MULTI
QVMM	INVESCO EXCH TRADED FD TR II S&P MIDCAP 400
QVMS	INVESCO EXCH TRADED FD TR II S&P SMALLCAP 600
QWLD	SPDR INDEX SHS FDS MSCI WRLD STRGIC
QXO	QXO INC COM NEW
QXQ	RBB FD INC SGI ENHANCED NAS
QYLD	GLOBAL X FDS NASDAQ 100 COVER
QYLG	GLOBAL X FDS NASDQ 100 CVRDGW
R	RYDER SYS INC COM
RA	BROOKFIELD REAL ASSETS INCOME SHS BEN INT
RAA	ETF OPPORTUNITIES TRUST SMI 3FOURTEEN RE
RAAQ	REAL ASSET ACQUISITION CORP SHS CL A
RAAQU	REAL ASSET ACQUISITION CORP UNIT EXP 042430
RAAQW	REAL ASSET ACQUISITION CORP WT EXP 042430
RAAX	VANECK ETF TRUST REAL ASSETS ETF
RAC	RITHM ACQUISITION CORP CL A
RACE	FERRARI N V COM
RADX	RADIOPHARM THERANOSTICS LTD SPONSORED ADS
RAFE	PIMCO EQUITY SER RAFI ESG US
RAIL	FREIGHTCAR AMER INC COM
RAIN	RAIN ENHANCEMENT TECHNOLOGIES CL A
RAINW	RAIN ENHANCEMENT TECHNOLOGIES WT EXP 123129
RAMP	LIVERAMP HLDGS INC COM
RAND	RAND CAP CORP COM NEW
RANG	RANGE CAP ACQUISITION CORP ORD SHS
RANGR	RANGE CAP ACQUISITION CORP RT EXP
RANGU	RANGE CAP ACQUISITION CORP UNIT 121129
RANI	RANI THERAPEUTICS HLDGS INC COM CL A
RAPP	RAPPORT THERAPEUTICS INC COM
RAPT	RAPT THERAPEUTICS INC COM

RARE	ULTRAGENYX PHARMACEUTICAL INC COM
RATE	GLOBAL X FDS INTEREST RT HEDG
RAVE	RAVE RESTAURANT GROUP INC COM
RAVI	FLEXSHARES TR FLEXSHARES ULTRA
RAY	RAYTECH HLDG LTD ORD SHS
RAYA	ERAYAK PWR SOLUTION GROUP INC. CLASS A ORD SHS
RAYC	ADVISORS INNER CIRCLE FD III RAYLIANT QUANTAM
RAYD	ADVISORS INNER CIRCLE FD III RAYLIANT QUANTIT
RAYE	ADVISORS INNER CIRCLE FD III RAYLIANT QUANTMN
RAYJ	ADVISORS INNER CIRCLE FD III RAYLIANT SMDAM
RAYS	GLOBAL X FDS SOLAR ETF
RBA	RB GLOBAL INC COM
RBB	RBB BANCORP COM
RBBN	RIBBON COMMUNICATIONS INC COM
RBC	RBC BEARINGS INC COM
RBCAA	REPUBLIC BANCORP INC KY CL A
RBIL	RBB FD INC FM ULTRASHORT TR
RBKB	RHINEBECK BANCORP INC COM
RBLD	FIRST TR EXCHANGE-TRADED FD II ALERIAN US NXTGN
RBLX	ROBLOX CORP CL A
RBNE	ROBIN ENERGY LTD COM
RBOT	VICARIOUS SURGICAL INC COM CL A NEW
RBRK	RUBRIK INC. CL A
RC	READY CAPITAL CORP COM
RCAT	RED CAT HLDGS INC COM
RCB	READY CAPITAL CORP FXD NT 26
RCC	READY CAPITAL CORP NT CAL 26
RCD	READY CAPITAL CORP CAL 29
RCEL	AVITA MEDICAL INC COM
RCG	RENN FD INC COM
RCGE	EA SERIES TRUST ROCKCREEK GLOBAL
RCI	ROGERS COMMUNICATIONS INC CL B
RCKT	ROCKET PHARMACEUTICALS INC COM
RCKTW	ROCKET PHARMACEUTICALS INC WT EXP 090226

RCKY	ROCKY BRANDS INC COM
RCL	ROYAL CARIBBEAN GROUP COM
RCMT	RCM TECHNOLOGIES INC COM NEW
RCON	RECON TECHNOLOGY LTD SHS NEW CL A
RCS	PIMCO STRATEGIC INCOME FD COM
RCT	REDCLOUD HLDGS PLC SHS
RCUS	ARCUS BIOSCIENCES INC COM
RDAC	RISING DRAGON ACQUISITION CORP SHS
RDACR	RISING DRAGON ACQUISITION CORP RT EXP 111528
RDACU	RISING DRAGON ACQUISITION CORP UNIT EXP 111528
RDAGU	REPUBLIC DIGITAL ACQUISITION UNIT
RDCM	RADCOM LTD SHS NEW
RDDT	REDDIT INC CL A
RDFN	REDFIN CORP COM
RDGT	RIDGETECH INC SHS NEW
RDHL	REDHILL BIOPHARMA LTD SPONSORED ADR
RDI	READING INTL INC CL A
RDIB	READING INTL INC CL B
RDIV	INVESCO EXCH TRADED FD TR II S&P ULTRA DIVIDE
RDN	RADIAN GROUP INC COM
RDNT	RADNET INC COM
RDOG	ALPS ETF TR REIT DIVIDE DOGS
RDTL	GRANITESHARES ETF TR 2X LONG RDDT DA
RDTY	TIDAL TR II YIELDMAX R2000
RDUS	RADIUS RECYCLING INC CL A
RDVT	RED VIOLET INC COM
RDVY	FIRST TR EXCHANGE TRADED FD VI RISNG DIVD ACHIV
RDW	REDWIRE CORPORATION COM
RDWR	RADWARE LTD ORD
RDY	DR REDDYS LABS LTD ADR
RDZN	ROADZEN INC ORD SHS
RDZNW	ROADZEN INC WT EXP 113028
REAI	TIDAL ETF TR TRUST INTELLIGEN
REAL	THE REALREAL INC COM

REAX	THE REAL BROKERAGE INC COM NEW
REBN	REBORN COFFEE INC COM NEW
RECS	COLUMBIA ETF TR I RESH ENHNC COR
RECT	RECTITUDE HLDGS LTD ORD SHS
REE	REE AUTOMOTIVE LTD SHS CL A NEW
REET	ISHARES TR GLOBAL REIT ETF
REFI	CHICAGO ATLANTIC REAL ESTATE F COM
REFR	RESEARCH FRONTIERS INC COM
REG	REGENCY CTRS CORP COM
REGCO	REGENCY CTRS CORP CUM RED PFD SER
REGCP	REGENCY CTRS CORP CUM RED PFD SER
REGN	REGENERON PHARMACEUTICALS COM
REI	RING ENERGY INC COM
REIT	ALPS ETF TR ACTIVE REIT ETF
REK	PROSHARES TR SHRT RL EST FD
REKR	REKOR SYSTEMS INC COM
REKT	DIREXION SHS ETF TR DAILY CRYPTO IND
RELI	RELIANCE GLOBAL GROUP INC COM NEW
RELIW	RELIANCE GLOBAL GROUP INC WT A EXP 020126
RELL	RICHARDSON ELECTRS LTD COM
RELX	RELX PLC SPONSORED ADR
RELY	REMITLY GLOBAL INC COM
REMG	RUSSELL INVTS EXCHANGE TRADED EMERGING MKT EQT
REMX	VANECK ETF TRUST RARE EARTH AND S
RENB	RENOVARO INC COM
RENT	RENT THE RUNWAY INC CL A NEW
REPL	REPLIMUNE GROUP INC COM
REPX	RILEY EXPLORATION PERMIAN INC COM
RERE	ATRENEW INC SPONSORED ADS
RES	RPC INC COM
RETL	DIREXION SHS ETF TR RETAIL BULL 3X
RETO	RETO ECO SOLUTIONS INC SHS NEW CL A
REVB	REVELATION BIOSCIENCES INC COM NEW
REVBW	REVELATION BIOSCIENCES INC WT EXP 011027

REVG	REV GROUP INC COM
REVS	COLUMBIA ETF TR I RESH ENHNC VLU
REW	PROSHARES TR ULTRASHORT TECHN
REX	REX AMERICAN RES CORP COM
REXR	REXFORD INDL RLTY INC COM
REYN	REYNOLDS CONSUMER PRODS INC COM
REZ	ISHARES TR RESIDENTIAL MULT
REZI	RESIDEO TECHNOLOGIES INC COM
RF	REGIONS FINANCIAL CORP NEW COM
RFAI	RF ACQUISITION CORP II SHS
RFAIR	RF ACQUISITION CORP II RT EXP 050126
RFAIU	RF ACQUISITION CORP II UNIT EXP 050126
RFCI	ALPS ETF TR RIVERFRONT DYM
RFDA	ALPS ETF TR RIVERFRNT DYMC
RFDI	FIRST TR EXCH TRADED FD III RIVRFRNT DYN DEV
RFEM	FIRST TR EXCH TRADED FD III RIVR FRNT DYN
RFEU	FIRST TR EXCH TRADED FD III RIVRFRNT DYN EUR
RFFC	ALPS ETF TR ACTIVE EQTY OPPT
RFG	INVESCO EXCHANGE TRADED FD TR S&P MDCP400 PR
RFI	COHEN & STEERS TOTAL RETURN RL COM
RFIL	RF INDS LTD COM PAR $0.01
RFIX	SIMPLIFY EXCHANGE TRADED FUNDS BOND BULL ETF
RFL	RAFAEL HLDGS INC COM CL B
RFLR	INNOVATOR ETFS TRUST US SMALL CAP MNG
RFM	RIVERNORTH FLEXIBLE MUN INCOME COM
RFMZ	RIVERNORTH FLEXIBLE MUNI INCME COM
RFV	INVESCO EXCHANGE TRADED FD TR S&P MDCP400 VL
RGA	REINSURANCE GRP OF AMERICA INC COM NEW
RGC	REGENCELL BIOSCIENCE HLDGS LTD ORDINARY SHARES
RGCO	RGC RES INC COM
RGEF	TIDAL TRUST III ROCKEFELLER GLOB
RGEN	REPLIGEN CORP COM
RGLD	ROYAL GOLD INC COM
RGLO	RUSSELL INVTS EXCHANGE TRADED GLOBAL EQ ACTIVE

RGLS	REGULUS THERAPEUTICS INC COM
RGNX	REGENXBIO INC COM
RGP	RESOURCES CONNECTION INC COM
RGR	STURM RUGER & CO INC COM
RGS	REGIS CORPORATION COM SHS
RGT	ROYCE GLOBAL TRUST INC COM
RGTI	RIGETTI COMPUTING INC COMMON STOCK
RGTIW	RIGETTI COMPUTING INC WT EXP 030227
RGTX	TIDAL TR II DEFIANCE DAILY
RH	RH COM
RHI	ROBERT HALF INC. COM
RHLD	RESOLUTE HLDGS MGMT INC COM
RHP	RYMAN HOSPITALITY PPTYS INC COM
RHRX	STARBOARD INVT TR RH TACTICAL ROT
RHTX	STARBOARD INVT TR RH TACTICAL OUTL
RIBB	RIBBON ACQUISITION CORP ORD SHS CL A
RIBBR	RIBBON ACQUISITION CORP RT EXP 123126
RIBBU	RIBBON ACQUISITION CORP UNITS
RICK	RCI HOSPITALITY HLDGS INC COM
RIET	ETF SER SOLUTIONS HOYA CAPT HI DIV
RIFR	RUSSELL INVTS EXCHANGE TRADED GLOBAL INFR ACTV
RIG	TRANSOCEAN LTD REGISTERED SHS
RIGL	RIGEL PHARMACEUTICALS INC COM
RIGS	ALPS ETF TR RIVRFRNT STR INC
RILA	SPINNAKER ETF SERIES INDEXPERTS GORIL
RILY	B. RILEY FINANCIAL INC COM
RILYG	B. RILEY FINANCIAL INC CAL NT 26
RILYK	B. RILEY FINANCIAL INC SR NT 26
RILYL	B. RILEY FINANCIAL INC 7.375 DP CUM B
RILYN	B. RILEY FINANCIAL INC NT 26
RILYP	B. RILEY FINANCIAL INC 6.875 DP SH PF A
RILYT	B. RILEY FINANCIAL INC 6 SR NT 2028
RILYZ	B. RILEY FINANCIAL INC CAL NT 28
RIME	ALGORHYTHM HLDGS INC COM NEW

RINC	INVESTMENT MANAGERS SER TR II AXS REAL ESTATE
RINF	PROSHARES TR INFLATN EXPECTNS
RING	ISHARES INC MSCI GBL GOLD MN
RINT	RUSSELL INVTS EXCHANGE TRADED INTNL DEVLP EQTY
RIO	RIO TINTO PLC SPONSORED ADR
RIOT	RIOT PLATFORMS INC COM
RIOX	TIDAL TR II DEFIANCE DAILY T
RISN	NORTHERN LTS FD TR IV INSPIRE TACTICAL
RISR	TIDAL ETF TR FOLIOBEYOND ALTE
RITA	ETF SER SOLUTIONS ETFB GREEN SRI R
RITM	RITHM CAPITAL CORP COM NEW
RITR	REITAR LOGTECH HLDGS LTD ORD SHS CL A
RIV	RIVERNORTH OPPORTUNITIES FD IN COM
RIVN	RIVIAN AUTOMOTIVE INC COM CL A
RJF	RAYMOND JAMES FINL INC COM
RJMG	FIRST TR EXCHNG TRADED FD VIII FT RAYMOND JAMES
RKDA	ARCADIA BIOSCIENCES INC COM
RKLB	ROCKET LAB CORP
RKLX	TIDAL TR II DEFIANCE DAILY
RKT	ROCKET COS INC COM CL A
RL	RALPH LAUREN CORP CL A
RLAY	RELAY THERAPEUTICS INC COM
RLGT	RADIANT LOGISTICS INC COM
RLI	RLI CORP COM
RLJ	RLJ LODGING TR COM
RLMD	RELMADA THERAPEUTICS INC COM
RLTY	COHEN & STEERS REAL ESTATE OPP SHS BENFIN INT
RLX	RLX TECHNOLOGY INC SPONSORED ADS
RLY	SSGA ACTIVE ETF TR MULT ASS RLRTN
RLYB	RALLYBIO CORP COM
RM	REGIONAL MGMT CORP COM
RMAX	RE MAX HLDGS INC CL A
RMBI	RICHMOND MUT BANCORPORATION COM
RMBL	RUMBLEON INC COM CL B

RMBS	RAMBUS INC DEL COM
RMCA	TIDAL TRUST III ROCKEFELLER CALI
RMCF	ROCKY MTN CHOCOLATE FACTORY IN COM
RMCO	ROYALTY MGMT HLDG CORP CLASS A COM
RMCOW	ROYALTY MGMT HLDG CORP WT EXP 052826
RMD	RESMED INC COM
RMI	RIVERNORTH OPPORTUNISTIC MUN COM
RMM	RIVERNORTH MANAGED DUR MUN INM COM
RMMZ	RIVERNORTH MANAGED DUR MUN II COM
RMNI	RIMINI STR INC DEL COM
RMNY	TIDAL TRUST III ROCKEFELLER NEW
RMOP	TIDAL TRUST III ROCKEFELLER OPP
RMR	RMR GROUP INC CL A
RMSG	REAL MESSENGER CORP. SHS CL A
RMSGW	REAL MESSENGER CORP. WT EXP 111929
RMT	ROYCE MICRO-CAP TR INC COM
RMTI	ROCKWELL MED INC COM NEW
RNA	AVIDITY BIOSCIENCES INC COM
RNAC	CARTESIAN THERAPEUTICS INC COM NEW
RNAZ	TRANSCODE THERAPEUTICS INC COM NEW 2025
RND	FIRST TR EXCHANGE TRADED FD VI BLOOMBERG R
RNEM	FIRST TR EXCHANGE TRADED FD VI EMERGING MKTS
RNEW	VANECK ETF TRUST GREEN INFRASTRUC
RNG	RINGCENTRAL INC CL A
RNGR	RANGER ENERGY SVCS INC COM CL A
RNIN	EA SERIES TRUST BUSHIDO CAP SMID
RNP	COHEN & STEERS REIT & PFD & IN COM
RNR	RENAISSANCERE HLDGS LTD COM
RNRG	GLOBAL X FDS RENEWABLE ENERGY
RNST	RENASANT CORP COM
RNTX	REIN THERAPEUTICS INC COM NEW
RNTY	TIDAL TR II YIELDMAX TARGET
RNW	RENEW ENERGY GLOBAL PLC CL A SHS
RNWWW	RENEW ENERGY GLOBAL PLC WT EXP 082126

RNWZ	LISTED FDS TR TRUESHARES EAGLE
RNXT	RENOVORX INC COM NEW
ROAD	CONSTRUCTION PARTNERS INC COM CL A
ROAM	LATTICE STRATEGIES TR HARTFRD EMRG ETF
ROBO	EXCHANGE TRADED CONCEPTS TRUST ROBO GLB ETF
ROBT	FIRST TR EXCHANGE TRADED FD VI NASDQ ARTFCIAL
ROCK	GIBRALTAR INDS INC COM
RODM	LATTICE STRATEGIES TR HARTFORD MLT ETF
ROE	EA SERIES TRUST ASTORIA US EQUAL
ROG	ROGERS CORP COM
ROIV	ROIVANT SCIENCES LTD SHS
ROK	ROCKWELL AUTOMATION INC COM
ROKT	SPDR SERIES TRUST S&P KENSHO FINAL
ROKU	ROKU INC COM CL A
ROL	ROLLINS INC COM
ROLR	HIGH ROLLER TECHNOLOGIES INC COM
ROM	PROSHARES TR PSHS ULTRA TECH
ROMA	ROMA GREEN FIN LTD SHS
ROOT	ROOT INC CL A NEW
ROP	ROPER TECHNOLOGIES INC COM
ROPE	EA SERIES TRUST COASTAL COMPASS
RORO	TIDAL ETF TR ATAC US ROTATION
ROSC	LATTICE STRATEGIES TR HARTFORD MLT SML
ROST	ROSS STORES INC COM
ROUS	LATTICE STRATEGIES TR HARTFORD US EQTY
RPAR	TIDAL ETF TR RPAR RISK PARI
RPAY	REPAY HLDGS CORP COM CL A
RPD	RAPID7 INC COM
RPG	INVESCO EXCHANGE TRADED FD TR S&P500 PUR GWT
RPID	RAPID MICRO BIOSYSTEMS INC CLASS A COM
RPM	RPM INTL INC COM
RPRX	ROYALTY PHARMA PLC SHS CLASS A
RPT	RITHM PPTY TR INC COM
RPTX	REPARE THERAPEUTICS INC COM

RPV	INVESCO EXCHANGE TRADED FD TR S&P500 PUR VAL
RQI	COHEN & STEERS QUALITY INCOME COM
RR	RICHTECH ROBOTICS INC CL B
RRBI	RED RIVER BANCSHARES INC COM
RRC	RANGE RES CORP COM
RRGB	RED ROBIN GOURMET BURGERS INC COM
RRR	RED ROCK RESORTS INC CL A
RRX	REGAL REXNORD CORPORATION COM
RS	RELIANCE INC COM
RSDE	FIRST TR EXCHNG TRADED FD VIII FT VEST US EQUIT
RSF	RIVERNORTH CAP AND INCM FD INC COM
RSG	REPUBLIC SVCS INC COM
RSHO	TEMA ETF TRUST AMERICAN RESH
RSI	RUSH STREET INTERACTIVE INC COM
RSJN	FIRST TR EXCHNG TRADED FD VIII VEST U S EQUITY
RSKD	RISKIFIED LTD SHS CL A
RSLS	RESHAPE LIFESCIENCES INC COM NEW
RSMC	TIDAL TRUST III ROCKEFELLER US S
RSMR	FIRST TR EXCHNG TRADED FD VIII VEST US EQTY EQL
RSMV	LISTED FDS TR RELATIVE STRENGT
RSP	INVESCO EXCHANGE TRADED FD TR S&P500 EQL WGT
RSPA	INVESCO ACTIVELY MANAGED EXCHA S&P 500 EQUAL WE
RSPC	INVESCO EXCHANGE TRADED FD TR S&P 500A EQL
RSPD	INVESCO EXCHANGE TRADED FD TR S&P500 EQL DIS
RSPE	INVESCO EXCH TRADED FD TR II ESG S&P 500 EQL
RSPF	INVESCO EXCHANGE TRADED FD TR S&P500 EQL FIN
RSPG	INVESCO EXCHANGE TRADED FD TR S&P500 EQL ENR
RSPH	INVESCO EXCHANGE TRADED FD TR S&P500 EQL HLT
RSPM	INVESCO EXCHANGE TRADED FD TR S&P500 EQL MAT
RSPN	INVESCO EXCHANGE TRADED FD TR S&P500 EQL IND
RSPR	INVESCO EXCHANGE TRADED FD TR S&P500 EQL REL
RSPS	INVESCO EXCHANGE TRADED FD TR S&P500 EQL STP
RSPT	INVESCO EXCHANGE TRADED FD TR S&P500 EQL TEC
RSPU	INVESCO EXCHANGE TRADED FD TR S&P500 EQL UTL

RSSE	FIRST TR EXCHNG TRADED FD VIII FT VEST US EQT
RSSL	GLOBAL X FDS X RUSSELL 2000 E
RSSS	RESEARCH SOLUTIONS INC COM
RSVR	RESERVOIR MEDIA INC COM
RSVRW	RESERVOIR MEDIA INC WT EXP 082626
RTACU	RENATUS TACTICAL ACQUIS UNIT EX 051530
RTH	VANECK ETF TRUST RETAIL ETF
RTO	RENTOKIL INITIAL PLC SPONSORED ADR
RTX	RTX CORPORATION COM
RUM	RUMBLE INC COM CL A
RUMBW	RUMBLE INC WT EXP 091627
RUN	SUNRUN INC COM
RUNN	STRATEGIC TRUST RUNNING GWTH ETF
RUSC	RUSSELL INVTS EXCHANGE TRADED US SMALL CAP EQT
RUSHA	RUSH ENTERPRISES INC CL A
RUSHB	RUSH ENTERPRISES INC CL B
RVER	ADVISOR MANAGED PORTFOLIOS TRENCHLESS FUND
RVLV	REVOLVE GROUP INC CL A
RVMD	REVOLUTION MEDICINES INC COM
RVMDW	REVOLUTION MEDICINES INC WT EXP 121726
RVNL	GRANITESHARES ETF TR 2X LONG RIVN DAI
RVNU	DBX ETF TR XTRACK MUN INFRA
RVP	RETRACTABLE TECHNOLOGIES INC COM
RVPH	REVIVA PHARMACEUTCLS HLDGS INC COM
RVPHW	REVIVA PHARMACEUTCLS HLDGS INC WT EXP 122525
RVSB	RIVERVIEW BANCORP INC COM
RVSN	RAIL VISION LTD SHS NEW
RVSNW	RAIL VISION LTD WT EXP 032727
RVT	ROYCE SMALL CAP TRUST INC COM
RVTY	REVVITY INC COM
RVYL	RYVYL INC COM
RWAY	RUNWAY GROWTH FINANCE CORP COM
RWAYL	RUNWAY GROWTH FINANCE CORP NT CAL 27
RWAYZ	RUNWAY GROWTH FINANCE CORP NT CAL 27

RWJ	INVESCO EXCH TRADED FD TR II S&P SMALLCAP 600
RWK	INVESCO EXCH TRADED FD TR II S&P MDCP 400 REV
RWL	INVESCO EXCH TRADED FD TR II S&P 500 REVENUE
RWM	PROSHARES TR SHRT RUSSELL2000
RWO	SPDR INDEX SHS FDS DJ GLB RL ES ETF
RWR	SPDR SERIES TRUST DJ REIT ETF
RWT	REDWOOD TRUST INC COM
RWTN	REDWOOD TRUST INC CAL NT 29
RWTO	REDWOOD TRUST INC CAL 29
RWTP	REDWOOD TRUST INC CAL NT 30
RWX	SPDR INDEX SHS FDS DJ INTL RL ETF
RXD	PROSHARES TR ULTSHT HLTHCRE
RXI	ISHARES TR GLB CNS DISC ETF
RXL	PROSHARES TR PSHS ULT HLTHCRE
RXO	RXO INC COMMON STOCK
RXRX	RECURSION PHARMACEUTICALS INC CL A
RXST	RXSIGHT INC COM
RXT	RACKSPACE TECHNOLOGY INC COM
RY	ROYAL BK CDA COM
RYAAY	RYANAIR HOLDINGS PLC SPONSORED ADR
RYAM	RAYONIER ADVANCED MATLS INC COM
RYAN	RYAN SPECIALTY HOLDINGS INC CL A
RYDE	RYDE GROUP LTD CL A SHS
RYET	RUANYUN EDAI TECHNOLOGY INC SHS
RYI	RYERSON HLDG CORP COM
RYLD	GLOBAL X FDS RUSSELL 2000
RYLG	GLOBAL X FDS RUSSELL 2000 COV
RYN	RAYONIER INC COM
RYTM	RHYTHM PHARMACEUTICALS INC COM
RZB	REINSURANCE GRP OF AMERICA INC SB DB FX/FL56
RZC	REINSURANCE GRP OF AMERICA INC NT CAL 52
RZG	INVESCO EXCHANGE TRADED FD TR S&P SML600 GWT
RZLT	REZOLUTE INC COM NEW
RZLV	REZOLVE AI PLC ORD SHS

RZLVW	REZOLVE AI PLC WT EXP 081529
RZV	INVESCO EXCHANGE TRADED FD TR S&P SML600 VAL
S	SENTINELONE INC CL A
SA	SEABRIDGE GOLD INC COM
SAA	PROSHARES TR PSHS ULT SCAP600
SABA	SABA CAPITAL INCOME & OPPORTUN COM NEW
SABR	SABRE CORP COM
SABS	SAB BIOTHERAPEUTICS INC COM NEW
SABSW	SAB BIOTHERAPEUTICS INC WT EXP 102226
SACH	SACHEM CAP CORP COM
SAEF	SCHWAB STRATEGIC TR ARIEL ESG ETF
SAFE	SAFEHOLD INC COM
SAFT	SAFETY INS GROUP INC COM
SAGE	SAGE THERAPEUTICS INC COM
SAGP	ADVISORS INNER CIRCLE FD III STRATEGAS GBL PO
SAGT	SAGTEC GLOBAL LTD SHS
SAH	SONIC AUTOMOTIVE INC CL A
SAIA	SAIA INC COM
SAIC	SCIENCE APPLICATIONS INTL CORP COM
SAIH	SAIHEAT LTD SHS CL A
SAIHW	SAIHEAT LTD WT EXP 042927
SAIL	SAILPOINT INC COM
SAJ	SARATOGA INVT CORP CALL NT 27
SAM	BOSTON BEER INC CL A
SAMG	SILVERCREST ASSET MGMT GROUP I CL A
SAMM	ADVISORS INNER CIRCLE FD III STRATEGAS MACRO
SAMT	ADVISORS INNER CIRCLE FD III STRATEGAS MACRO
SAN	BANCO SANTANDER S.A. ADR
SANA	SANA BIOTECHNOLOGY INC COM
SAND	SANDSTORM GOLD LTD COM NEW
SANG	SANGOMA TECHNOLOGIES CORP COM NEW
SANM	SANMINA CORPORATION COM
SANW	S&W SEED CO COM NEW
SAP	SAP SE SPON ADR

SAPH	PRECIDIAN ETFS TR SAP SE ADRHEDGED
SAR	SARATOGA INVT CORP COM NEW
SARK	INVESTMENT MANAGERS SER TR II TRADR 1X SHORT
SARO	STANDARDAERO INC COM
SAT	SARATOGA INVT CORP CAL NT 27
SATL	SATELLOGIC INC COM CL A
SATLW	SATELLOGIC INC WT EXP 012527
SATS	ECHOSTAR CORP CL A
SATX	SATIXFY COMMUNICATIONS LTD ORD SHS
SAVA	CASSAVA SCIENCES INC COM
SAWG	ETF SER SOLUTIONS AAM SAWGRASS US
SAWS	ETF SER SOLUTIONS AAM SAWGRASS US
SAY	SARATOGA INVT CORP CAL 8.125% 27
SAZ	SARATOGA INVT CORP CAL NT 28
SB	SAFE BULKERS INC COM
SBAC	SBA COMMUNICATIONS CORP NEW CL A
SBAR	SIMPLIFY EXCHANGE TRADED FUNDS BARRIER INCOME
SBB	PROSHARES TR SHRT SMALLCAP60
SBC	SBC MED GROUP HLDGS INC COM
SBCF	SEACOAST BKG CORP FLA COM NEW
SBCWW	SBC MED GROUP HLDGS INC WT EXP 091729
SBET	SHARPLINK GAMING INC COM NEW
SBEV	SPLASH BEVERAGE GROUP INC COM SHS
SBFG	SB FINL GROUP INC COM
SBFM	SUNSHINE BIOPHARMA INC COM
SBFMW	SUNSHINE BIOPHARMA INC WT EXP
SBGI	SINCLAIR INC CL A
SBH	SALLY BEAUTY HLDGS INC COM
SBI	WESTERN ASSET INTER MUNI FD IN COM
SBIO	ALPS ETF TR MED BREAKTHGH
SBIT	PROSHARES TR ULTRASHORT BITCO
SBLK	STAR BULK CARRIERS CORP. SHS PAR
SBND	COLUMBIA ETF TR I SHORT DURATION
SBR	SABINE RTY TR UNIT BEN INT

SBRA	SABRA HEALTH CARE REIT INC COM
SBS	COMPANHIA DE SANEAMENTO BASICO SPONSORED ADR
SBSI	SOUTHSIDE BANCSHARES INC COM
SBSW	SIBANYE STILLWATER LTD SPONSORED ADR
SBUX	STARBUCKS CORP COM
SBXD	SILVERBOX CORP IV SHS CL A
SCAP	SERIES PORTFOLIOS TR INFRASTRCTUR CAP
SCC	PROSHARES TR ULTRASHORT CONSU
SCCC	SACHEM CAP CORP 7.75 NT 25
SCCD	SACHEM CAP CORP CAL NT 26
SCCE	SACHEM CAP CORP CAL NT 27
SCCF	SACHEM CAP CORP CAL NT 27
SCCG	SACHEM CAP CORP CAL NT 27
SCCO	SOUTHERN COPPER CORP COM
SCCR	SCHWAB STRATEGIC TR CORE BOND ETF
SCD	LMP CAP & INCOME FD INC COM
SCDL	UBS AG LONDON BRANCH NT LKD 51
SCDS	J P MORGAN EXCHANGE TRADED FD FUNDAMENTAL DATA
SCDV	ETF SER SOLUTIONS BAHL & GAYNOR SM
SCHA	SCHWAB STRATEGIC TR US SML CAP ETF
SCHB	SCHWAB STRATEGIC TR US BRD MKT ETF
SCHC	SCHWAB STRATEGIC TR INTL SCEQT ETF
SCHD	SCHWAB STRATEGIC TR US DIVIDEND EQ
SCHE	SCHWAB STRATEGIC TR EMRG MKTEQ ETF
SCHF	SCHWAB STRATEGIC TR INTL EQTY ETF
SCHG	SCHWAB STRATEGIC TR US LCAP GR ETF
SCHH	SCHWAB STRATEGIC TR US REIT ETF
SCHI	SCHWAB STRATEGIC TR 5 10YR CORP BD
SCHJ	SCHWAB STRATEGIC TR 1 5YR CORP BD
SCHK	SCHWAB STRATEGIC TR 1000 INDEX ETF
SCHL	SCHOLASTIC CORP COM
SCHM	SCHWAB STRATEGIC TR US MID-CAP ETF
SCHO	SCHWAB STRATEGIC TR SHT TM US TRES
SCHP	SCHWAB STRATEGIC TR US TIPS ETF

SCHQ	SCHWAB STRATEGIC TR LONG TERM US
SCHR	SCHWAB STRATEGIC TR INT-TRM U.S TRES
SCHV	SCHWAB STRATEGIC TR US LCAP VA ETF
SCHW	SCHWAB CHARLES CORP COM
SCHX	SCHWAB STRATEGIC TR US LRG CAP ETF
SCHY	SCHWAB STRATEGIC TR INTERNL DIVID
SCHZ	SCHWAB STRATEGIC TR US AGGREGATE B
SCI	SERVICE CORP INTL COM
SCIO	FIRST TR EXCHANGE-TRADED FD IV STRUCTURED CR IN
SCJ	ISHARES INC MSCI JAPN SMCETF
SCKT	SOCKET MOBILE INC COM NEW
SCL	STEPAN CO COM
SCLX	SCILEX HOLDING CO COM NEW
SCLXW	SCILEX HOLDING CO WT EXP 111027
SCM	STELLUS CAP INVT CORP COM
SCMB	SCHWAB STRATEGIC TR MUN BD ETF
SCNI	SCINAI IMMUNOTHERAPEUTICS LTD SPONSORED ADR
SCNX	SCIENTURE HLDGS INC COM
SCO	PROSHARES TR II ULSHT BLOOMB OIL
SCOR	COMSCORE INC COM NEW
SCPH	SCPHARMACEUTICALS INC COM
SCS	STEELCASE INC CL A
SCSC	SCANSOURCE INC COM
SCUS	SCHWAB STRATEGIC TR ULTRA SHORT INCM
SCVL	SHOE CARNIVAL INC COM
SCWO	374WATER INC COM
SCYB	SCHWAB STRATEGIC TR HIGH YIELD BD ET
SCYX	SCYNEXIS INC COM NEW
SCZ	ISHARES TR EAFE SML CP ETF
SD	SANDRIDGE ENERGY INC COM NEW
SDA	SUNCAR TECHNOLOGY GROUP INC CL A
SDAWW	SUNCAR TECHNOLOGY GROUP INC WT EXP 051728
SDCI	USCF ETF TR SUMMERHAVEN K1
SDCP	VIRTUS ETF TR II NEWFLEET SHORT D

SDD	PROSHARES TR ULTSHT SMLCP600
SDEM	GLOBAL X FDS MSCI SUPR EM ETF
SDFI	AB ACTIVE ETFS INC SHORT DURATION I
SDG	ISHARES TR MSCI GBL SUS DEV
SDGR	SCHRODINGER INC COM
SDHC	SMITH DOUGLAS HOMES CORP COM SHS CL A
SDHI	SIDDHI ACQUISITION CORP CL A SHS
SDHIR	SIDDHI ACQUISITION CORP RT EXP 091529
SDHIU	SIDDHI ACQUISITION CORP UNITS
SDHY	PGIM SHORT DUR HIG YLD OPP FD COM
SDIV	GLOBAL X FDS SUPERDIVIDEND
SDM	SMART DIGITAL GROUP LTD ORD SHS
SDOG	ALPS ETF TR SECTR DIV DOGS
SDOT	SADOT GROUP INC COM NEW
SDOW	PROSHARES TR ULTRAPRO SRT DOW
SDP	PROSHARES TR ULTRASHORT UTILI
SDRL	SEADRILL LTD COM
SDS	PROSHARES TR ULTRASHRT S&P500
SDSI	AMERICAN CENTY ETF TR SHORT DURTN STRG
SDST	STARDUST PWR INC COM
SDSTW	STARDUST PWR INC WT EXP 062129
SDTY	TIDAL TR II YIELDMAX S&P 500
SDVY	FIRST TR EXCHANGE-TRADED FD VI SMID RISNG ETF
SDY	SPDR SERIES TRUST S&P DIVID ETF
SE	SEA LTD SPONSORD ADS
SEA	ETF SER SOLUTIONS U S GLOBAL SEA T
SEAT	VIVID SEATS INC COM CL A
SEATW	VIVID SEATS INC WT EXP 101826
SEB	SEABOARD CORP DEL COM
SECR	NEW YORK LIFE INVTS ACTIVE ETF NYLI MACKAY SECU
SEDG	SOLAREDGE TECHNOLOGIES INC COM
SEE	SEALED AIR CORP NEW COM
SEED	ORIGIN AGRITECH LIMITED SHS NEW
SEEM	SEI EXCHANGE TRADED FUNDS SELECT EMERGING

SEER	SEER INC COM CL A
SEF	PROSHARES TR SHORT FINANCIALS
SEG	SEAPORT ENTMT GROUP INC COMMON STOCK
SEI	SOLARIS ENERGY INFRAS INC COM CL A
SEIC	SEI INVTS CO COM
SEIE	SEI EXCHANGE TRADED FUNDS SELECT INTL EQUI
SEIS	SEI EXCHANGE TRADED FUNDS SELECT SMALL CAP
SEIX	VIRTUS ETF TR II SEIX SR LN ETF
SELF	GLOBAL SELF STORAGE INC COM
SELX	SEMILUX INTL LTD. ORD SHS
SEM	SELECT MED HLDGS CORP COM
SEMG	EA SERIES TRUST SUNCOAST SELECT
SEMI	COLUMBIA ETF TR I SELECT TECHNOLO
SEMR	SEMRUSH HLDGS INC CL A COM
SENEA	SENECA FOODS CORP NEW CL A
SENEB	SENECA FOODS CORP NEW CL B
SENS	SENSEONICS HLDGS INC COM
SEPN	SEPTERNA INC COM
SEPT	AIM ETF PRODUCTS TRUST ALLIANZIM US LRG
SEPW	AIM ETF PRODUCTS TRUST ALLIANZIM US LRG
SER	SERINA THERAPEUTICS INC COM SHS
SERA	SERA PROGNOSTICS INC CLASS A COM
SERV	SERVE ROBOTICS INC COM
SES	SES AI CORPORATION CL A COM
SETH	PROSHARES TR SHORT ETHER ETF
SETM	SPROTT FDS TR SPROTT CRITICAL
SEVN	SEVEN HILLS REALTY TRUST COM
SEZL	SEZZLE INC COM
SF	STIFEL FINL CORP COM
SFB	STIFEL FINL CORP 5.20% SR NT 47
SFBC	SOUND FINL BANCORP INC COM
SFBS	SERVISFIRST BANCSHARES INC COM
SFD	SMITHFIELD FOODS INC COM
SFHG	SAMFINE CREATION HLDG SHS NEW CL A

SFIX	STITCH FIX INC COM CL A
SFL	SFL CORPORATION LTD SHS
SFLO	VICTORY PORTFOLIOS II VICTORYSHARES SM
SFLR	INNOVATOR ETFS TRUST QUITY MANAGD FLR
SFM	SPROUTS FMRS MKT INC COM
SFNC	SIMMONS 1ST NATL CORP CL A $1 PAR
SFST	SOUTHERN FIRST BANCSHARES COM
SFWL	SHENGFENG DEV LTD CL A ORD SHS
SFY	TIDAL ETF TR SOFI SELECT 500
SFYF	TIDAL ETF TR SOFI SOCIAL 50
SFYX	TIDAL ETF TR SOFI NEXT 500
SG	SWEETGREEN INC COM CL A
SGA	SAGA COMMUNICATIONS INC CL A NEW
SGBX	SAFE & GREEN HOLDINGS CORP COM NEW
SGC	SUPERIOR GROUP OF CO INC COM
SGD	SAFE & GREEN DEV CORP COM NEW
SGDJ	SPROTT ETF TRUST JR GOLD MINERS E
SGDM	SPROTT ETF TRUST GOLD MINERS ETF
SGHC	SUPER GROUP SGHC LIMITED ORD SHS
SGHT	SIGHT SCIENCES INC COM
SGI	SOMNIGROUP INTERNATIONAL INC COM
SGLC	RBB FD INC SGI US LARGE CAP
SGLY	SINGULARITY FUTURE TECH LTD COM SHS
SGMA	SIGMATRON INTL INC COM
SGML	SIGMA LITHIUM CORPORATION COM
SGMO	SANGAMO THERAPEUTICS INC COM
SGMT	SAGIMET BIOSCIENCES INC COM SER A
SGN	SIGNING DAY SPORTS INC COMMON STOCK
SGOL	ETFS GOLD TR PHYSCL GOLD SHS
SGOV	ISHARES TR 0-3 MNTH TREASRY
SGRP	SPAR GROUP INC COM
SGRY	SURGERY PARTNERS INC COM
SGU	STAR GROUP L P UNIT LTD PARTNR
SH	PROSHARES TR SHORT S&P 500 NE

SHAK	SHAKE SHACK INC CL A
SHBI	SHORE BANCSHARES INC COM
SHC	SOTERA HEALTH CO COM
SHCO	SOHO HOUSE & CO INC COM CL A
SHE	SPDR SERIES TRUST SPDR MSCI USA GE
SHEH	PRECIDIAN ETFS TR SHELL PLC ADRHED
SHEL	SHELL PLC SPON ADS
SHEN	SHENANDOAH TELECOMMUNICATIONS COM
SHFS	SHF HOLDINGS INC CL A NEW
SHFSW	SHF HOLDINGS INC WT EXP 092827
SHG	SHINHAN FINANCIAL GROUP CO LTD SPN ADR RESTRD
SHIM	SHIMMICK CORPORATION COM
SHIP	SEANERGY MARITIME HLDGS CORP SHS
SHLD	GLOBAL X FDS DEFENSE TECH ETF
SHLS	SHOALS TECHNOLOGIES GROUP INC CL A
SHM	SPDR SERIES TRUST NUVEEN ICE SHORT
SHMD	SCHMID GROUP N.V. EURO SHS CL A
SHMDW	SCHMID GROUP N.V. WT EXP 043029
SHNY	BANK MONTREAL QUE CAL LKD 43
SHO	SUNSTONE HOTEL INVS INC NEW COM
SHOC	EA SERIES TRUST STRIVE US SEMICO
SHOO	MADDEN STEVEN LTD COM
SHOP	SHOPIFY INC CL A SUB VTG SHS
SHOT	SAFETY SHOT INC COM NEW
SHOTW	SAFETY SHOT INC WT EXP 103025
SHPH	SHUTTLE PHARMACTCLS HLDGS INC COM NEW
SHPP	PACER FDS TR INDLS & LOGISTIC
SHRT	TIDAL ETF TR GOTHAM SHORT STR
SHRY	FIRST TR EXCHANGE TRADED FD VI FIRST TR BLOOMBE
SHUS	EXCHANGE LISTED FDS TR STRATIFIED LARGE
SHV	ISHARES TR SHORT TREAS BD
SHW	SHERWIN WILLIAMS CO COM
SHY	ISHARES TR 1 3 YR TREAS BD
SHYF	SHYFT GROUP INC COM

SHYG	ISHARES TR 0-5YR HI YL CP
SHYL	DBX ETF TR XTRACKERS SHRT
SIBN	SI-BONE INC COM
SID	COMPANHIA SIDERURGICA NACIONAL SPONSORED ADR
SIDU	SIDUS SPACE INC CL A COM NEW
SIEB	SIEBERT FINL CORP COM
SIF	SIFCO INDS INC COM
SIFI	HARBOR ETF TRUST SCIENTIFIC INCOM
SIFY	SIFY TECHNOLOGIES LTD SPONSORED ADR
SIG	SIGNET JEWELERS LIMITED SHS
SIGA	SIGA TECHNOLOGIES INC COM
SIGI	SELECTIVE INS GROUP INC COM
SIGIP	SELECTIVE INS GROUP INC 4.60 DP SH PFD B
SIHY	HARBOR ETF TRUST SCIENTIFIC HIGH
SII	SPROTT INC COM NEW
SIJ	PROSHARES TR ULTRASHORT INDL
SIL	GLOBAL X FDS GLOBAL X SILVER
SILA	SILA REALTY TRUST INC COMMON STOCK
SILC	SILICOM LTD ORD
SILJ	AMPLIFY ETF TR AMPLIFY JUNIOR S
SILO	SILO PHARMA INC COM NEW
SIM	GRUPO SIMEC SAB DE C V ADR
SIMA	SIM ACQUISITION CORP. I SHS CL A
SIMAU	SIM ACQUISITION CORP. I UNITS EXP 061729
SIMAW	SIM ACQUISITION CORP. I WT EXP 060131
SIMO	SILICON MOTION TECHNOLOGY CORP SPONSORED ADR
SIMS	SPDR SERIES TRUST S&P KENSHO INTLG
SINT	SINTX TECHNOLOGIES INC COM NEW
SIO	TOUCHSTONE ETF TRUST STRATEGIC INCOME
SION	SIONNA THERAPEUTICS INC COM
SIRI	SIRIUSXM HOLDINGS INC COMMON STOCK
SISI	SHINECO INC COM NEW
SITC	SITE CTRS CORP COM
SITE	SITEONE LANDSCAPE SUPPLY INC COM

SITM	SITIME CORP COM
SIVR	ABRDN SILVER ETF TRUST PHYSCL SILVR SHS
SIXA	EXCHANGE TRADED CONCEPTS TRUST ETC 6 MEGA CAP
SIXD	AIM ETF PRODUCTS TRUST ALLIANZIM U S LA
SIXF	AIM ETF PRODUCTS TRUST ALLIANZIM U S LA
SIXG	ETF SER SOLUTIONS DEFIANCE CONNECT
SIXH	EXCHANGE TRADED CONCEPTS TRUST ETC 6 HEDGED EQU
SIXJ	AIM ETF PRODUCTS TRUST U S LRGCP 6M JAN
SIXL	EXCHANGE TRADED CONCEPTS TRUST ETC 6 LOW BETA
SIXO	AIM ETF PRODUCTS TRUST U S LRGCP 6M APR
SIXP	AIM ETF PRODUCTS TRUST ALLIANZIM US LRG
SIXS	EXCHANGE TRADED CONCEPTS TRUST ETC 6 SMALL CAP
SIXZ	AIM ETF PRODUCTS TRUST ALLIANZIM U S LR
SIZE	ISHARES TR MSCI USA SZE FT
SJ	SCIENJOY HOLDING CORP CLASS A ORD
SJB	PROSHARES TR SHRT HGH YIELD
SJCP	MANAGER DIRECTED PORTFOLIOS SANJAC ALPHA COR
SJLD	MANAGER DIRECTED PORTFOLIOS SANJAC ALPHA LOW
SJM	SMUCKER J M CO COM NEW
SJNK	SPDR SERIES TRUST BLOOMBERG SHT TE
SJT	SAN JUAN BASIN RTY TR UNIT BEN INT
SKBL	SKYLINE BLDRS GROUP HLDG LTD SHS CL A
SKE	SKEENA RES LTD NEW COM
SKF	PROSHARES TR ULTRASHORT FINA
SKIL	SKILLSOFT CORP CL A
SKIN	THE BEAUTY HEALTH COMPANY COM CL A
SKK	SKK HOLDINGS LIMITED ORD SHS
SKLZ	SKILLZ INC COM CL A
SKM	SK TELECOM CO LTD SPONSORED ADR
SKOR	FLEXSHARES TR CR SCD US BD
SKRE	ETF OPPORTUNITIES TRUST TUTTLE CAP DAILY
SKT	TANGER INC COM
SKWD	SKYWARD SPECIALTY INS GROUP IN COM
SKX	SKECHERS U S A INC CL A

SKY	CHAMPION HOMES INC COM
SKYE	SKYE BIOSCIENCE INC COM NEW
SKYH	SKY HARBOUR GROUP CORPORATION COM CL A
SKYQ	SKY QUARRY INC COM
SKYT	SKYWATER TECHNOLOGY INC COM
SKYU	PROSHARES TR ULTR NASDAQCMPTG
SKYW	SKYWEST INC COM
SKYX	SKYX PLATFORMS CORP COM
SKYY	FIRST TR EXCHANGE TRADED FD II CLOUD COMPUTING
SLAB	SILICON LABORATORIES INC COM
SLB	SCHLUMBERGER LTD COM STK
SLDB	SOLID BIOSCIENCES INC COM NEW
SLDP	SOLID POWER INC CLASS A COM
SLDPW	SOLID POWER INC WT EXP 120826
SLDR	GLOBAL X FDS SHORT-TERM TREAS
SLE	SUPER LEAGUE ENTERPRISE INC COM
SLF	SUN LIFE FINANCIAL INC. COM
SLG	SL GREEN RLTY CORP COM
SLGL	SOL GEL TECHNOLOGIES SHS NEW
SLGN	SILGAN HLDGS INC COM
SLI	STANDARD LITHIUM LTD COM
SLM	SLM CORP COM
SLMBP	SLM CORP PFD SER B
SLN	SILENCE THERAPEUTICS PLC ADS
SLND	SOUTHLAND HLDGS INC COM
SLNG	STABILIS SOLUTIONS INC COM
SLNH	SOLUNA HOLDINGS INC COM NEW
SLNHP	SOLUNA HOLDINGS INC 9% CUM PFD A
SLNO	SOLENO THERAPEUTICS INC COM
SLNZ	TCW ETF TRUST SENIOR LOAN ETF
SLP	SIMULATIONS PLUS INC COM
SLQD	ISHARES TR 0-5YR INVT GR CP
SLQT	SELECTQUOTE INC COM
SLRC	SLR INVESTMENT CORP COM

SLRX	SALARIUS PHARMACEUTICALS INC COMMON STOCK
SLS	SELLAS LIFE SCIENCES GROUP INC COM NEW
SLSN	SOLESENCE INC COM
SLSR	SOLARIS RES INC COM NEW
SLV	ISHARES SILVER TR ISHARES
SLVM	SYLVAMO CORP COMMON STOCK
SLVO	UBS AG ETRACS SILVER SH
SLVR	SPROTT FDS TR SILVER MINERS
SLX	VANECK ETF TRUST STEEL ETF
SLXN	SILEXION THERAPEUTICS CORP SHS NEW
SLXNW	SILEXION THERAPEUTICS CORP WT EXP 081529
SLYG	SPDR SERIES TRUST S&P 600 SMCP GRW
SLYV	SPDR SERIES TRUST S&P 600 SMCP VAL
SM	SM ENERGY CO COM
SMA	SMARTSTOP SELF STORAG REIT INC COMMON STOCK
SMAP	AMPLIFY ETF TR SMALL MID CAP EQ
SMBC	SOUTHERN MO BANCORP INC COM
SMBK	SMARTFINANCIAL INC COM NEW
SMBS	SCHWAB STRATEGIC TR MORTGAGE BACKED
SMC	SUMMIT MIDSTREAM CORPORATION COM
SMCF	THEMES ETF TR US SM CAP CASH
SMCI	SUPER MICRO COMPUTER INC COM NEW
SMCL	GRANITESHARES ETF TR 2X LONG SMCI DAI
SMCO	TIDAL TR II HILTON SMALL-MID
SMCX	TIDAL TR II DEFIANCE DT 2X L
SMCY	TIDAL TR II YIELDMAX SMCI
SMCZ	TIDAL TR II DEFIANCE DAILY
SMDD	PROSHARES TR ULTPRO SHT
SMDX	TIDAL TRUST III INTECH S&P SMALL
SMFG	SUMITOMO MITSUI FINL GROUP INC SPONSORED ADR
SMG	SCOTTS MIRACLE-GRO CO CL A
SMH	VANECK ETF TRUST SEMICONDUCTR ETF
SMHB	UBS AG LONDON BRANCH ETRACS MNTHLY B
SMHI	SEACOR MARINE HLDGS INC COM

SMHX	VANECK ETF TRUST FABLESS SEMICOND
SMID	SMITH MIDLAND CORP COM
SMIG	ETF SER SOLUTIONS BAHL GAYNOR SML
SMIZ	ZACKS TRUST SMALL/MID CAP
SMLF	ISHARES TR US SML CAP EQT
SMLL	HARBOR ETF TRUST ACTIVE SMALL CAP
SMLR	SEMLER SCIENTIFIC INC COM
SMLV	SPDR SERIES TRUST SSGA US SMAL ETF
SMMT	SUMMIT THERAPEUTICS INC COM
SMMU	PIMCO ETF TR SHTRM MUN BD ACT
SMN	PROSHARES TR ULTRASHORT MTRLS
SMOG	VANECK ETF TRUST LOW CARBN ENERGY
SMP	STANDARD MTR PRODS INC COM
SMPL	SIMPLY GOOD FOODS CO COM
SMR	NUSCALE PWR CORP CL A COM
SMRI	EA SERIES TRUST BUSHIDO CAP U S
SMRT	SMARTRENT INC COM CL A
SMSI	SMITH MICRO SOFTWARE INC COM SHS
SMST	TIDAL TR II DEFIANCE DAILY T
SMTC	SEMTECH CORP COM
SMTH	ALPS ETF TR SMITH CORE PLUS
SMTI	SANARA MEDTECH INC COM
SMTK	SMARTKEM INC COM NEW
SMWB	SIMILARWEB LTD SHS
SMX	SMX SEC MATTERS PLC SHS NEW CL A
SMXT	SOLARMAX TECHNOLOGY INC COM SHS
SMXWW	SMX SEC MATTERS PLC WT EXP 030728
SN	SHARKNINJA INC COM SHS
SNA	SNAP ON INC COM
SNAL	SNAIL INC CLASS A COM
SNAP	SNAP INC CL A
SNBR	SLEEP NUMBER CORP COM
SNCR	SYNCHRONOSS TECHNOLOGIES INC COM NEW
SNCY	SUN CTRY AIRLS HLDGS INC COM

SND	SMART SAND INC COM
SNDA	SONIDA SENIOR LIVING INC COM
SNDK	SANDISK CORP COM
SNDL	SNDL INC COM
SNDR	SCHNEIDER NATIONAL INC CL B
SNDX	SYNDAX PHARMACEUTICALS INC COM
SNES	SENESTECH INC COM NEW
SNEX	STONEX GROUP INC COM
SNFCA	SECURITY NATL FINL CORP CL A NEW
SNGX	SOLIGENIX INC COM NEW
SNN	SMITH & NEPHEW PLC SPDN ADR NEW
SNOA	SONOMA PHARMACEUTICALS INC COM
SNOW	SNOWFLAKE INC CL A
SNOY	TIDAL TR II YIELDMAX SNOW OP
SNPE	DBX ETF TR XTRACKRS S&P 500
SNPS	SYNOPSYS INC COM
SNPX	SYNAPTOGENIX INC COM
SNRE	SUNRISE COMMUNICATIONS AG ADS CL A
SNSE	SENSEI BIOTHERAPEUTICS INC COM
SNSR	GLOBAL X FDS INTERNET OF THNG
SNT	SENSTAR TECHNOLOGIES CORP COM
SNTG	SENTAGE HOLDINGS INC SHS NEW CL A
SNTH	TIDAL TRUST III MRP SYNTHEQUITY
SNTI	SENTI BIOSCIENCES INC COM NEW
SNV	SYNOVUS FINL CORP COM NEW
SNWV	SANUWAVE HEALTH INC COM
SNX	TD SYNNEX CORPORATION COM
SNY	SANOFI SPONSORED ADR
SNYR	SYNERGY CHC CORP COM NEW
SO	SOUTHERN CO COM
SOAR	VOLATO GROUP INC COM CL A
SOBO	SOUTH BOW CORP COM
SOBR	SOBR SAFE INC COM
SOC	SABLE OFFSHORE CORP COM SHS

SOCL	GLOBAL X FDS SOCIAL MED ETF
SOFI	SOFI TECHNOLOGIES INC COM
SOFR	AMPLIFY ETF TR SAMSUNG SOFR ETF
SOFX	TIDAL TR II DEFIANCE DAILY
SOGP	SOUND GROUP INC SPONSORED ADS
SOHO	SOTHERLY HOTELS INC COM
SOHOB	SOTHERLY HOTELS INC PFD SER B
SOHON	SOTHERLY HOTELS INC 8.25% CM PFD D
SOHOO	SOTHERLY HOTELS INC 7.875% PFD SER C
SOHU	SOHU COM LTD SPONSORED ADS
SOJC	SOUTHERN CO JR 2017B NT 77
SOJD	SOUTHERN CO NT 4.95% 80
SOJE	SOUTHERN CO 4.20% NT S20C 60
SOJF	SOUTHERN CO CAL 85
SOL	EMEREN GROUP LTD SPONSORED ADS
SOLR	GUINNESS ATKINSON FDS SUSTNBL ENRGY II
SOLT	VOLATILITY SHS TR 2X SOLANA ETF
SOLV	SOLVENTUM CORP COM SHS
SOLZ	VOLATILITY SHS TR SOLANA ETF
SON	SONOCO PRODS CO COM
SOND	SONDER HOLDINGS INC CL A NEW
SONDW	SONDER HOLDINGS INC WT EXP 011827
SONM	SONIM TECHNOLOGIES INC COM
SONN	SONNET BIOTHERAPEUTC HLDNG INC COM NEW
SONO	SONOS INC COM
SONY	SONY GROUP CORP SPONSORED ADR
SOPA	SOCIETY PASS INC COM NEW
SOPH	SOPHIA GENETICS SA ORDINARY SHARES
SOR	SOURCE CAPITAL COM SHS OF BEN I
SORA	TOP WIN INTL LTD ORD SHS
SOS	SOS LIMITED SPON ADS
SOTK	SONO TEK CORP COM
SOUL	SOULPOWER ACQUISITION CORP USD CL A ORD SHS
SOUN	SOUNDHOUND AI INC CLASS A COM

SOUNW	SOUNDHOUND AI INC WT EXP 042627
SOVF	ELEVATION SERIES TRUST SOVEREIGNS CAPIT
SOWG	SOW GOOD INC COM
SOXL	DIREXION SHS ETF TR DLY SCOND 3XBU
SOXQ	INVESCO EXCH TRADED FD TR II INVESCO PHLX SM
SOXS	DIREXION SHS ETF TR DAILY SEMICONDUC
SOXX	ISHARES TR ISHARES SEMICDTR
SOXY	TIDAL TR II YIELDMAX TARGET
SOYB	TEUCRIUM COMMODITY TR SOYBEAN FD
SPAB	SPDR SERIES TRUST PORTFOLIO AGRGTE
SPAI	SAFE PRO GROUP INC COM
SPAM	THEMES ETF TR CYBERSECURITY
SPAQ	LISTED FDS TR HORZN KNTCS SPAC
SPB	SPECTRUM BRANDS HLDGS INC NEW COM
SPBC	SIMPLIFY EXCHANGE TRADED FUNDS SIMPLIFY US EQT
SPBO	SPDR SERIES TRUST PORTFOLIO CRPORT
SPBW	AIM ETF PRODUCTS TRUST ALLIANZIM BUFFER
SPBX	AIM ETF PRODUCTS TRUST ALLIANZIM 6 MONT
SPC	TRUST FOR PROFESSIONAL MANAGER CROSSINGBRDG PRE
SPCB	SUPERCOM LTD NEW ORD SHS
SPCE	VIRGIN GALACTIC HOLDINGS INC COM NEW
SPCX	COLLABORATIVE INVESTMNT SER TR THE SPAC AND NEW
SPCY	TIDAL TR II STKD 100 SMCI
SPD	SIMPLIFY EXCHANGE TRADED FUNDS US EQT PLS DWNSD
SPDG	SPDR SERIES TRUST SPDR PORTFOLIO S
SPDN	DIREXION SHS ETF TR DLY S&P500 BR 1X
SPDV	ETF SER SOLUTIONS AAM S&P 500
SPDW	SPDR INDEX SHS FDS PORTFOLIO DEVLPD
SPE	SPECIAL OPPORTUNITIES FD INC COM
SPEM	SPDR INDEX SHS FDS PORTFOLIO EMG MK
SPEU	SPDR INDEX SHS FDS PORTFLO EURP ETF
SPFF	GLOBAL X FDS GLBX SUPRINC ETF
SPFI	SOUTH PLAINS FINANCIAL INC COM
SPG	SIMON PPTY GROUP INC NEW COM

SPGI	S&P GLOBAL INC COM
SPGM	SPDR INDEX SHS FDS PORTFLI MSCI GBL
SPGP	INVESCO EXCHANGE TRADED FD TR S&P 500 GARP ETF
SPH	SUBURBAN PROPANE PARTNERS L P UNIT LTD PARTN
SPHB	INVESCO EXCH TRADED FD TR II S&P 500 HB ETF
SPHD	INVESCO EXCH TRADED FD TR II S&P500 HDL VOL
SPHL	SPRINGVIEW HLDGS LTD SHS CL A
SPHQ	INVESCO EXCHANGE TRADED FD TR S&P500 QUALITY
SPHR	SPHERE ENTERTAINMENT CO CL A
SPHY	SPDR SERIES TRUST PORTFLI HIGH YLD
SPIB	SPDR SERIES TRUST PORTFOLIO INTRMD
SPIP	SPDR SERIES TRUST PORTFLI TIPS ETF
SPIR	SPIRE GLOBAL INC COM CL A NEW
SPKL	SPARK I ACQUISITION CORP ORD SHS
SPKLU	SPARK I ACQUISITION CORP UNIT
SPKLW	SPARK I ACQUISITION CORP WT EXP 100130
SPLB	SPDR SERIES TRUST PORTFOLIO LN COR
SPLG	SPDR SERIES TRUST PORTFOLIO S&P500
SPLV	INVESCO EXCH TRADED FD TR II S&P500 LOW VOL
SPMA	SOUND POINT MERIDIAN CAP INC CAL NT 29
SPMB	SPDR SERIES TRUST PORT MTG BK ETF
SPMC	SOUND POINT MERIDIAN CAP INC COMMON STOCK
SPMD	SPDR SERIES TRUST PORTFOLIO S&P400
SPMO	INVESCO EXCH TRADED FD TR II S&P 500 MOMNTM
SPNS	SAPIENS INTL CORP N V SHS
SPNT	SIRIUSPOINT LTD COM
SPOK	SPOK HLDGS INC COM
SPOT	SPOTIFY TECHNOLOGY S A SHS
SPPL	SIMPPLE LTD SHS NEW
SPPP	SPROTT PHYSICAL PLAT PALLAD TS UNIT
SPR	SPIRIT AEROSYSTEMS HLDGS INC COM CL A
SPRC	SCISPARC LTD COM NEW
SPRE	TIDAL ETF TR SP FUNDS S&P GBL
SPRO	SPERO THERAPEUTICS INC COM

SPRU	SPRUCE POWER HOLDING CORP COM NEW
SPRX	LISTED FDS TR SPEAR ALPHA ETF
SPRY	ARS PHARMACEUTICALS INC COM
SPSB	SPDR SERIES TRUST PORTFOLIO SHORT
SPSC	SPS COMM INC COM
SPSK	TIDAL ETF TR SP DWJNS SUKUK
SPSM	SPDR SERIES TRUST PORTFOLIO S&P600
SPT	SPROUT SOCIAL INC COM CL A
SPTB	SPDR SERIES TRUST PORTFOLIO TREASU
SPTE	SP FUNDS TRUST S&P GLOBAL TECHN
SPTI	SPDR SERIES TRUST PORTFLI INTRMDIT
SPTL	SPDR SERIES TRUST PORTFOLIO LN TSR
SPTM	SPDR SERIES TRUST PORTFOLI S&P1500
SPTN	SPARTANNASH CO COM
SPTS	SPDR SERIES TRUST PORTFOLIO SH TSR
SPUC	SIMPLIFY EXCHANGE TRADED FUNDS US EQT PLS UPSID
SPUS	TIDAL ETF TR SP FDS S&P 500
SPUT	INNOVATOR ETFS TRUST EQUITY PREMIUM I
SPUU	DIREXION SHS ETF TR DLY S&P500 2XS
SPVM	INVESCO EXCHANGE TRADED FD TR S&P 500 VLU MOMN
SPVU	INVESCO EXCH TRADED FD TR II S&P 500 ENHNCD
SPWH	SPORTSMANS WHSE HLDGS INC COM
SPWO	SP FUNDS TRUST S&P WORLD EX US
SPWR	COMPLETE SOLARIA INC COM
SPWRW	COMPLETE SOLARIA INC WT EXP 073128
SPXC	SPX TECHNOLOGIES INC COM
SPXE	PROSHARES TR SP500 EX ENRGY
SPXL	DIREXION SHS ETF TR DRX S&P500BULL
SPXN	PROSHARES TR SP500 EX FINLS
SPXS	DIREXION SHS ETF TR DLY S&P500 BR 3X
SPXT	PROSHARES TR SP500 EX TECH
SPXU	PROSHARES TR ULTRAPRO SHORT S
SPXV	PROSHARES TR SP500 EX HLTH
SPXX	NUVEEN S&P 500 DYNAMIC OVERWRI COM

SPY	SPDR S&P 500 ETF TR TR UNIT
SPYC	SIMPLIFY EXCHANGE TRADED FUNDS US EQT PLS CNVEX
SPYD	SPDR SERIES TRUST PRTFLO S&P500 HI
SPYG	SPDR SERIES TRUST PRTFLO S&P500 GW
SPYQ	INVESTMENT MANAGERS SER TR II TRADR 2X LONG SP
SPYT	TIDAL TR II DEFIANCE S&P 500
SPYU	BANK MONTREAL QUE NT LKD 43
SPYV	SPDR SERIES TRUST PRTFLO S&P500 VL
SPYX	SPDR SERIES TRUST SPDR S&P 500 ETF
SQEW	TWO RDS SHARED TR LEADERSHARES EQT
SQFT	PRESIDIO PPTY TR INC COM CL A NEW
SQFTP	PRESIDIO PPTY TR INC 9.375 RED PFD D
SQFTW	PRESIDIO PPTY TR INC WT EXP
SQLV	LEGG MASON ETF INVT ROYCE QUANT SML
SQM	SOCIEDAD QUIMICA Y MINERA DE SPON ADR SER B
SQNS	SEQUANS COMMUNICATIONS S A SPONSORED ADS
SQQQ	PROSHARES TR ULTRAPRO SHT QQQ
SR	SPIRE INC COM
SRAD	SPORTRADAR GROUP AG CLASS A ORD SHS
SRBK	SR BANCORP INC COM
SRCE	1ST SOURCE CORP COM
SRDX	SURMODICS INC COM
SRE	SEMPRA COM
SREA	SEMPRA FXD NT 79
SRET	GLOBAL X FDS SUPERDVDND REIT
SRFM	SURF AIR MOBILITY INC COM NEW
SRG	SERITAGE GROWTH PPTYS CL A
SRHQ	ELEVATION SERIES TRUST SRH US QLTY GARP
SRHR	ELEVATION SERIES TRUST SRH REIT COVERED
SRI	STONERIDGE INC COM
SRL	SCULLY ROYALTY LTD COM SHS
SRLN	SSGA ACTIVE ETF TR BLACKSTONE SENR
SRM	SRM ENTERTAINMENT INC COM
SROI	CALAMOS ETF TR ANTETOKOUNMPO GL

SRPT	SAREPTA THERAPEUTICS INC COM
SRRK	SCHOLAR ROCK HLDG CORP COM
SRS	PROSHARES TR ULTRASHORT REAL
SRTS	SENSUS HEALTHCARE INC COM
SRTY	PROSHARES TR ULTPRO SHT 2017
SRV	NXG CUSHING MIDSTREAM ENERGY COM NEW
SRVR	PACER FDS TR DATA AND INFRAST
SRXH	SRX HEALTH SOLUTIONS INC. COM NEW
SRZN	SURROZEN INC COM NEW
SRZNW	SURROZEN INC WT EXP 080131
SSB	SOUTHSTATE CORPORATION COM
SSBI	SUMMIT ST BK SANTA ROSA CALIF COM
SSBK	SOUTHERN STS BANCSHARES INC COM
SSD	SIMPSON MFG INC COM
SSFI	STRATEGY SHS DAY HAGAN SMART
SSG	PROSHARES TR ULTRASHORT SEMIC
SSII	SS INNOVATIONS INTERNATIONAL I COM NEW
SSKN	STRATA SKIN SCIENCES INC COM
SSL	SASOL LTD SPONSORED ADR
SSNC	SS&C TECHNOLOGIES HLDGS INC COM
SSO	PROSHARES TR PSHS ULT S&P 500
SSP	SCRIPPS E W CO OHIO CL A NEW
SSPX	JANUS DETROIT STR TR US SUSTAINABLE
SSPY	EXCHANGE LISTED FDS TR STRATIFIED LARGE
SSRM	SSR MINING IN COM
SSSS	SURO CAPITAL CORP COM NEW
SSSSL	SURO CAPITAL CORP CAL NT 26
SST	SYSTEM1 INC CL A COM
SSTI	SOUNDTHINKING INC COM
SSTK	SHUTTERSTOCK INC COM
SSUS	STRATEGY SHS DAY HAGAN SMART
SSXU	STRATEGY SHS DAY HAGAN SMART
SSY	SUNLINK HEALTH SYS INC COM
SSYS	STRATASYS LTD SHS

ST	SENSATA TECHNOLOGIES HLDG PLC SHS
STAA	STAAR SURGICAL CO COM PAR $0.01
STAG	STAG INDL INC COM
STAI	SCANTECH AI SYS INC COM
STAK	STAK INC ORD SHS
STAX	MACQUARIE ETF TRUST TAX FREE USA SRT
STBA	S & T BANCORP INC COM
STC	STEWART INFORMATION SVCS CORP COM
STCE	SCHWAB STRATEGIC TR CRYPTO THEMATIC
STE	STERIS PLC SHS USD
STEC	SANTECH HLDGS LTD SPON ADS
STEL	STELLAR BANCORP INC COM
STEM	STEM INC COM
STEP	STEPSTONE GROUP INC COM CL A
STEW	SRH TOTAL RETURN FUND INC COM
STFS	STAR FASHION CULTURE HLDGS LTD SHS CL A
STG	SUNLANDS TECHNOLOGY GROUP SPONSRD ADS NEW
STGW	STAGWELL INC COM CL A
STHH	PRECIDIAN ETFS TR STMICROELECTRONI
STHO	STAR HLDGS SHS BEN INT
STI	SOLIDION TECHNOLOGY INC COM NEW
STIM	NEURONETICS INC COM
STIP	ISHARES TR 0-5 YR TIPS ETF
STK	COLUMBIA SELIGM PREM TECH GRW COM
STKH	STEAKHOLDER FOODS LTD SPONSORED ADS
STKL	SUNOPTA INC COM
STKS	THE ONE GROUP HOSPITALITY INC COM
STLA	STELLANTIS N.V SHS
STLD	STEEL DYNAMICS INC COM
STM	STMICROELECTRONICS N V NY REGISTRY
STN	STANTEC INC COM
STNC	HENNESSY FDS TR SUSTAINABLE ETF
STNE	STONECO LTD COM CL A
STNG	SCORPIO TANKERS INC SHS

STOK	STOKE THERAPEUTICS INC COM
STPZ	PIMCO ETF TR 1-5 US TIP IDX
STR	SITIO ROYALTIES CORP CLASS A COM
STRA	STRATEGIC ED INC COM
STRF	MICROSTRATEGY INC SER A PFD STK
STRK	MICROSTRATEGY INC SERIES A PERP PF
STRL	STERLING INFRASTRUCTURE INC COM
STRM	STREAMLINE HEALTH SOLUTIONS IN COM NEW
STRO	SUTRO BIOPHARMA INC COM
STRR	STAR EQUITY HOLDINGS INC COM NEW
STRRP	STAR EQUITY HOLDINGS INC PERP PFD SER A
STRS	STRATUS PPTYS INC COM NEW
STRT	STRATTEC SEC CORP COM
STRV	EA SERIES TRUST STRIVE 500 ETF
STRW	STRAWBERRY FIELDS REIT INC COM
STRZ	STARZ ENTERTAINMENT CORP. COM
STSS	SHARPS TECHNOLOGY INC COM
STSSW	SHARPS TECHNOLOGY INC WT EXP
STT	STATE STR CORP COM
STTK	SHATTUCK LABS INC COM
STVN	STEVANATO GROUP S P A ORD SHS
STWD	STARWOOD PPTY TR INC COM
STX	SEAGATE TECHNOLOGY HLDNGS PLC ORD SHS
STXD	EA SERIES TRUST STRIVE 1000 DIV
STXE	EA SERIES TRUST STRIVE EMERGING
STXG	EA SERIES TRUST STRIVE 1000 GRWT
STXI	EA SERIES TRUST STRIVE INTL DEV
STXK	EA SERIES TRUST STRIVE SML CAP
STXM	EA SERIES TRUST STRIVE MID CAP
STXS	STEREOTAXIS INC COM NEW
STXT	EA SERIES TRUST STRIVE TOTAL RET
STXV	EA SERIES TRUST STRIVE 1000 VALU
STZ	CONSTELLATION BRANDS INC CL A
SU	SUNCOR ENERGY INC NEW COM

SUB	ISHARES TR SHRT NAT MUN ETF
SUGP	SU GROUP HLDGS LTD HKD ORD SHS
SUI	SUN CMNTYS INC COM
SUN	SUNOCO LP/SUNOCO FIN CORP COM UT REP LP
SUNE	SUNATION ENERGY INC COM NEW
SUNS	SUNRISE RLTY TR INC COM
SUP	SUPERIOR INDS INTL INC COM
SUPL	PROSHARES TR SUPPLY CHAIN LOG
SUPN	SUPERNUS PHARMACEUTICALS INC COM
SUPP	TCW ETF TRUST TRANSFORM SUPPLY
SUPV	GRUPO SUPERVIELLE S.A. SPONSORED ADR
SUPX	SUPER X AI TECHNOLOGY LIMITED USD ORD SHS NEW
SURE	ADVISORSHARES TR INSIDER ADVANTA
SURG	SURGEPAYS INC COM NEW
SURI	SIMPLIFY EXCHANGE TRADED FUNDS PROPEL OPPORTUNI
SUSA	ISHARES TR ESG OPTIMIZED
SUSB	ISHARES TR ESG AWRE 1 5 YR
SUSC	ISHARES TR ESG AWRE USD ETF
SUSL	ISHARES TR ESG MSCI LEADR
SUUN	SOLARBANK CORPORATION COM
SUZ	SUZANO S A SPON ADS
SVA	SINOVAC BIOTECH LTD SHS
SVC	SERVICE PPTYS TR COM SH BEN INT
SVCC	STELLAR V CAP CORP SHS CL A
SVCCU	STELLAR V CAP CORP UNIT
SVCCW	STELLAR V CAP CORP WT EXP 101529
SVCO	SILVACO GROUP INC COM
SVII	SPRING VALLEY ACQUISTN CORP II CLASS A ORD
SVIIR	SPRING VALLEY ACQUISTN CORP II RIGHTS
SVIIU	SPRING VALLEY ACQUISTN CORP II UNIT EX 101227
SVIIW	SPRING VALLEY ACQUISTN CORP II WT EXP 022526
SVM	SILVERCORP METALS INC COM
SVOL	SIMPLIFY EXCHANGE TRADED FUNDS VOLATILITY PREM
SVRA	SAVARA INC COM

SVRE	SAVERONE 2014 LTD SPONSORED ADS
SVREW	SAVERONE 2014 LTD WT EXP 060227
SVT	SERVOTRONICS INC COM
SVV	SAVERS VALUE VLG INC COM
SW	SMURFIT WESTROCK PLC SHS
SWAG	STRAN & COMPANY INC COMMON STOCK
SWAGW	STRAN & COMPANY INC WT EXP
SWAN	AMPLIFY ETF TR BLACKSWAN GRWT
SWBI	SMITH & WESSON BRANDS INC COM
SWIM	LATHAM GROUP INC COM
SWIN	SOLOWIN HOLDINGS CL A ORD SHS
SWK	STANLEY BLACK & DECKER INC COM
SWKH	SWK HLDGS CORP COM NEW
SWKHL	SWK HLDGS CORP NT 27
SWKS	SKYWORKS SOLUTIONS INC COM
SWP	MANAGER DIRECTED PORTFOLIOS SWP GROWTH & INC
SWTX	SPRINGWORKS THERAPEUTICS INC COM
SWVL	SWVL HOLDINGS CORP CLASS A ORD NEW
SWVLW	SWVL HOLDINGS CORP WT EXP
SWX	SOUTHWEST GAS HLDGS INC COM
SWZ	TOTAL RETURN SECURITIES FUND COM
SXC	SUNCOKE ENERGY INC COM
SXI	STANDEX INTL CORP COM
SXQG	EXCHANGE TRADED CONCEPTS TRUST ETC 6 QUALITY G
SXT	SENSIENT TECHNOLOGIES CORP COM
SXTC	CHINA SXT PHARMACEUTICALS INC SHS NEW JAN 2025
SXTP	60 DEGREES PHARMACEUTICALS INC COM NEW
SXTPW	60 DEGREES PHARMACEUTICALS INC WT EX 071228
SY	SO YOUNG INTERNATIONAL INC SPONSORED ADS
SYBT	STOCK YDS BANCORP INC COM
SYBX	SYNLOGIC INC COM NEW
SYF	SYNCHRONY FINANCIAL COM
SYFI	AB ACTIVE ETFS INC SHORT DURATION H
SYK	STRYKER CORPORATION COM

SYM	SYMBOTIC INC CLASS A COM
SYNA	SYNAPTICS INC COM
SYNB	PUTNAM ETF TRUST BIOREVOLUTION
SYNX	SILYNXCOM LTD COM SHS
SYPR	SYPRIS SOLUTIONS INC COM
SYRE	SPYRE THERAPEUTICS INC COM NEW
SYTA	SIYATA MOBILE INC COM
SYTAW	SIYATA MOBILE INC WT EXP 092425
SYY	SYSCO CORP COM
SZK	PROSHARES TR ULTRASHORT CONSM
SZNE	PACER FDS TR CFRA STVAL EQL
SZZL	SIZZLE ACQUISITION CORP. II USD CL A ORD SHS
SZZLR	SIZZLE ACQUISITION CORP. II RT EXP 040230
SZZLU	SIZZLE ACQUISITION CORP. II UNIT
T	AT&T INC COM
TAC	TRANSALTA CORP COM
TACH	TITAN ACQUISITION CORP CL A
TACHU	TITAN ACQUISITION CORP UNIT EXP 040930
TACHW	TITAN ACQUISITION CORP WT EXP 051631
TACK	CAPITOL SER TR FAIRLEAD TACTICA
TACOU	BERTO ACQUISITION CORP UNIT
TACT	TRANSACT TECHNOLOGIES INC COM
TAFI	AB ACTIVE ETFS INC TAX AWARE SHRT
TAFL	AB ACTIVE ETFS INC TAX AWARE LONG M
TAFM	AB ACTIVE ETFS INC TAX AWARE INTERM
TAGG	T ROWE PRICE ETF INC QM US BOND ETF
TAGS	TEUCRIUM COMMODITY TR AGRICULTURE FD
TAIT	TAITRON COMPONENTS INC CL A
TAK	TAKEDA PHARMACEUTICAL CO LTD SPONSORED ADS
TAL	TAL EDUCATION GROUP SPONSORED ADS
TALK	TALKSPACE INC COM
TALKW	TALKSPACE INC WT EXP 062125
TALO	TALOS ENERGY INC COM
TAN	INVESCO EXCH TRADED FD TR II SOLAR ETF

TANH	TANTECH HLDGS LTD SHS NEW
TAOP	TAOPING INC ORD SHS NEW
TAP	MOLSON COORS BEVERAGE CO CL B
TARA	PROTARA THERAPEUTICS INC COM STK
TARK	INVESTMENT MANAGERS SER TR II TRADR 2X LONG IN
TARS	TARSUS PHARMACEUTICALS INC COM
TASK	TASKUS INC CLASS A COM
TATT	TAT TECHNOLOGIES LTD ORD NEW
TAVI	TAVIA ACQUISITION CORP SHS
TAVIR	TAVIA ACQUISITION CORP RT EXP 112629
TAVIU	TAVIA ACQUISITION CORP UNIT
TAX	EA SERIES TRUST CAMBRIA TAX AWAR
TAXE	T ROWE PRICE ETF INC INTERMEDIATE MUN
TAXF	AMERICAN CENTY ETF TR DIVERSIFIED MU
TAXM	BONDBLOXX ETF TRUST IR M TAX AWARE
TAXX	BONDBLOXX ETF TRUST IR M TAXAWARE
TAYD	TAYLOR DEVICES INC COM
TBB	AT&T INC 5.35% GLB NTS 66
TBBB	BBB FOODS INC CL A COM
TBBK	BANCORP INC DEL COM
TBCH	TURTLE BEACH CORP COM NEW
TBF	PROSHARES TR SHRT 20+YR TRE
TBFC	ETF SER SOLUTIONS THE BRINSMERE FU
TBFG	ETF SER SOLUTIONS THE BRINSMERE FU
TBG	EA SERIES TRUST TBG DIVIDEND FOC
TBH	BRAG HSE HLDGS INC COM
TBI	TRUEBLUE INC COM
TBIL	RBB FD INC US TREAS 3 MNTH
TBLA	TABOOLA.COM LTD ORD SHS
TBLAW	TABOOLA.COM LTD WT EXP
TBLD	THORNBURG INCM BUILDER OPP TR COM
TBLL	INVESCO EXCH TRADED FD TR II SHORT TERM TREAS
TBLU	MANAGED PORTFOLIO SERIES TORTOISE GLOBAL
TBMC	TRAILBLAZER MERGER CORP I CL A

TBMCR	TRAILBLAZER MERGER CORP I RT
TBN	TAMBORAN RES CORP COM
TBPH	THERAVANCE BIOPHARMA INC COM
TBRG	TRUBRIDGE INC COM
TBT	PROSHARES TR PSHS ULTSH 20YRS
TBUX	T ROWE PRICE ETF INC ULTRA SHRT TRM
TBX	PROSHARES TR SHT 7-10 YR TR
TC	TOKEN CAT LTD SPONSORED ADR
TCAF	T ROWE PRICE ETF INC CAP APPRECIATION
TCAL	T ROWE PRICE ETF INC CAPITAL APPRECIA
TCBI	TEXAS CAP BANCSHARES INC COM
TCBIO	TEXAS CAP BANCSHARES INC 5.75% DEP PFD B
TCBK	TRICO BANCSHARES COM
TCBS	TEXAS COMMUNITY BANCSHARES INC COM
TCBX	THIRD COAST BANCSHARES INC COM
TCHI	ISHARES TR MSCI CHINA MLTSE
TCHP	T ROWE PRICE ETF INC PRICE BLUE CHIP
TCI	TRANSCONTINENTAL RLTY INVS COM NEW
TCMD	TACTILE SYS TECHNOLOGY INC COM
TCOM	TRIP COM GROUP LTD ADS
TCPB	THRIVENT ETF TRUST CORE PLUS BD ETF
TCPC	BLACKROCK TCP CAPITAL CORP COM
TCRT	ALAUNOS THERAPEUTICS INC COM NEW
TCRX	TSCAN THERAPEUTICS INC COM
TCX	TUCOWS INC COM NEW
TD	TORONTO DOMINION BK ONT COM NEW
TDAC	TRANSLATIONAL DEV ACQUISITION COM CL A
TDACU	TRANSLATIONAL DEV ACQUISITION UNIT
TDACW	TRANSLATIONAL DEV ACQUISITION WT EXP 121829
TDC	TERADATA CORP DEL COM
TDF	TEMPLETON DRAGON FD INC COM
TDG	TRANSDIGM GROUP INC COM
TDI	TOUCHSTONE ETF TRUST DYNAMIC INTERNAT
TDIV	FIRST TR EXCHANGE TRADED FD VI NASD TECH DIV

TDOC	TELADOC HEALTH INC COM
TDS	TELEPHONE & DATA SYS INC COM NEW
TDSB	EXCHANGE LISTED FDS TR CABANA TRGT BETA
TDSC	EXCHANGE LISTED FDS TR CABANA TARGET 10
TDTF	FLEXSHARES TR IBOXX 5YR TRGT
TDTH	TRIDENT DIGITAL TECH HOLDINGS SPONSORED ADS
TDTT	FLEXSHARES TR IBOXX 3R TARGT
TDUP	THREDUP INC CL A
TDVG	T ROWE PRICE ETF INC PRICE DIV GRWT
TDW	TIDEWATER INC NEW COM
TDY	TELEDYNE TECHNOLOGIES INC COM
TE	T1 ENERGY INC COM NEW
TEAF	TORTOISE SUSTAINABLE & SOCIAL COM SH BEN INT
TEAM	ATLASSIAN CORPORATION CL A
TEC	HARBOR ETF TRUST TRANSFORMATIVE
TECB	ISHARES TR US TECH BRKTHR
TECH	BIO-TECHNE CORP COM
TECK	TECK RESOURCES LTD CL B
TECL	DIREXION SHS ETF TR DLY TECH BULL 3X
TECS	DIREXION SHS ETF TR DAILY TECHNOLOGY
TECTP	TECTONIC FINANCIAL INC 9% NCUM PFD B
TECX	TECTONIC THERAPEUTIC INC COM
TEF	TELEFONICA S A SPONSORED ADR
TEI	TEMPLETON EMERGING MKTS INCOME COM
TEK	BLACKROCK ETF TRUST ISHARES TECHNOLO
TEKX	SSGA ACTIVE TR SPDR GALAXY TRAN
TEKY	LAZARD ACTIVE ETF TR NEXT GEN TECHNOL
TEL	TE CONNECTIVITY PLC ORD SHS
TELA	TELA BIO INC COM
TELO	TELOMIR PHARMACEUTICALS INC COM
TEM	TEMPUS AI INC CL A
TEMP	J P MORGAN EXCHANGE TRADED FD CLIMATE CHANGE S
TEN	TSAKOS ENERGY NAVIGATION LTD SHS
TENB	TENABLE HLDGS INC COM

TENX	TENAX THERAPEUTICS INC COM NEW
TEO	TELECOM ARGENTINA SA SPON ADR REP B
TEQI	T ROWE PRICE ETF INC PRICE EQT INCOME
TER	TERADYNE INC COM
TERN	TERNS PHARMACEUTICALS INC COM
TESL	SIMPLIFY EXCHANGE TRADED FUNDS VOLT TSLA REVOLU
TEVA	TEVA PHARMACEUTICAL INDS LTD SPONSORED ADS
TEX	TEREX CORP NEW COM
TFC	TRUIST FINL CORP COM
TFI	SPDR SERIES TRUST NUVEEN ICE MUNIC
TFII	TFI INTL INC COM
TFIN	TRIUMPH FINANCIAL INC COM
TFINP	TRIUMPH FINANCIAL INC 7.125 DP SH PF C
TFLO	ISHARES TR TRS FLT RT BD
TFLR	T ROWE PRICE ETF INC FLOATING RATE
TFPM	TRIPLE FLAG PRECIOUS METAL COM
TFPN	TIDAL TR II BLUEPRINT CHESAP
TFSA	TERRA INCOME FUND 6 LLC 7% NT 26
TFSL	TFS FINL CORP COM
TFX	TELEFLEX INCORPORATED COM
TG	TREDEGAR CORP COM
TGB	TASEKO MINES LTD COM
TGEN	TECOGEN INC NEW COM NEW
TGI	TRIUMPH GROUP INC NEW COM
TGL	TREASURE GLOBAL INC COM
TGLS	TECNOGLASS INC ORD SHS
TGNA	TEGNA INC COM
TGRT	T ROWE PRICE ETF INC GROWTH ETF
TGRW	T ROWE PRICE ETF INC PRICE GRW STOCK
TGS	TRANSPORTADORA DE GAS SUR SPONSORED ADS B
TGT	TARGET CORP COM
TGTX	TG THERAPEUTICS INC COM
TH	TARGET HOSPITALITY CORP COM
THAR	THARIMMUNE INC COM

THC	TENET HEALTHCARE CORP COM NEW
THCH	TH INTERNATIONAL LIMITED SHS NEW
THD	ISHARES INC MSCI THAILND ETF
THEQ	T ROWE PRICE ETF INC HEDGED EQUTY ETF
THFF	FIRST FINANCIAL CORPORATION COM
THG	HANOVER INS GROUP INC COM
THIR	THOR FINL TECHNOLOGIES TR INDEX ROTATION
THLV	THOR FINL TECHNOLOGIES TR EQUAL WEIGHT LOW
THM	INTERNATIONAL TOWER HILL MINES COM
THMZ	LAZARD ACTIVE ETF TR EQUITY MEGATREND
THNQ	EXCHANGE TRADED CONCEPTS TRUST ROBO GLB ARTIF
THNR	AMPLIFY ETF TR WEIGHT LOSS DRUG
THO	THOR INDS INC COM
THQ	ABRDN HEALTHCARE OPPORTUNITIES SHS
THR	THERMON GROUP HLDGS INC COM
THRD	THIRD HARMONIC BIO INC COM
THRM	GENTHERM INC COM
THRO	BLACKROCK ETF TRUST ISHARES US THEMA
THRY	THRYV HLDGS INC COM NEW
THS	TREEHOUSE FOODS INC COM
THTA	TIDAL ETF TR SOFI ENHANCED YL
THTX	THERATECHNOLOGIES INC COM NEW
THW	ABRDN WORLD HEALTHCARE FUND BEN INT SHS
THY	NORTHERN LIGHTS FD TR TOEWS AGLTY DNYM
THYF	T ROWE PRICE ETF INC US HIGH YIELD
TIC	ACUREN CORP COM
TIGO	MILLICOM INTL CELLULAR S A COM STK
TIGR	UP FINTECH HLDG LTD SPONSORED ADS
TIL	INSTIL BIO INC COM NEW
TILE	INTERFACE INC COM
TILL	LISTED FDS TR TEUCRIUM AGRI ST
TIMB	TIM S A SPONSORED ADR
TIME	TIDAL TR II CLOCKWISE CORE E
TINT	PROSHARES TR SMART MATLS ETF

TINY	PROSHARES TR NANOTECH ETF
TIP	ISHARES TR TIPS BD ETF
TIPT	TIPTREE INC COM
TIPX	SPDR SERIES TRUST BLOOMBERG 1 10 Y
TIPZ	PIMCO ETF TR BROAD US TIPS
TIRX	TIAN RUIXIANG HLDGS LTD CL A ORD SHS NEW
TISI	TEAM INC COM NEW
TITN	TITAN MACHY INC COM
TIVC	TIVIC HEALTH SYSTEMS INC COM
TIXT	TELUS INTL CDA INC SUB VTG SHS
TJX	TJX COS INC NEW COM
TK	TEEKAY CORPORATION LTD SHS
TKC	TURKCELL ILETISIM HIZMETLERI SPON ADR NEW
TKLF	TOKYO LIFESTYLE CO LTD SPONSORED ADS
TKNO	ALPHA TEKNOVA INC COM
TKO	TKO GROUP HOLDINGS INC CL A
TKR	TIMKEN CO COM
TLCI	TOUCHSTONE ETF TRUST TOUCHSTONE INTL
TLF	TANDY LEATHER FACTORY INC COM
TLH	ISHARES TR 10-20 YR TRS ETF
TLK	P T TELEKOMUNIKASI INDONESIA SPONSORED ADR
TLN	TALEN ENERGY CORP COM
TLPH	TALPHERA INC COM NEW
TLRY	TILRAY BRANDS INC COM
TLS	TELOS CORP MD COM
TLSA	TIZIANA LIFE SCIENCES LTD COMMON SHARES
TLSI	TRISALUS LIFE SCIENCES INC COM
TLSIW	TRISALUS LIFE SCIENCES INC WT EXP 081028
TLT	ISHARES TR 20 YR TR BD ETF
TLTD	FLEXSHARES TR M STAR DEV MKT
TLTE	FLEXSHARES TR MSTAR EMKT FAC
TLX	TELIX PHARMACEUTICAL LTD SPONSORED ADS
TLYS	TILLYS INC CL A
TM	TOYOTA MOTOR CORP ADS

TMB	THORNBURG ETF TR MULTI SECTOR BD
TMC	TMC THE METALS COMPANY INC COM
TMCI	TREACE MED CONCEPTS INC COM
TMCWW	TMC THE METALS COMPANY INC WT EXP 090926
TMDE	TMD ENERGY LTD ORD SHS
TMDX	TRANSMEDICS GROUP INC COM
TME	TENCENT MUSIC ENTMT GROUP SPON ADS
TMET	ISHARES U S ETF TR TRANSITION ENABL
TMF	DIREXION SHS ETF TR DAILY 20+ YEAR T
TMH	PRECIDIAN ETFS TR TOYOTA MTR CORP
TMHC	TAYLOR MORRISON HOME CORP COM
TMO	THERMO FISHER SCIENTIFIC INC COM
TMP	TOMPKINS FINL CORP COM
TMQ	TRILOGY METALS INC NEW COM
TMSL	T ROWE PRICE ETF INC SMALL MID CAP
TMUS	T-MOBILE US INC COM
TMV	DIREXION SHS ETF TR 20YR TRES BEAR
TNA	DIREXION SHS ETF TR DLY SMCAP BULL3X
TNC	TENNANT CO COM
TNDM	TANDEM DIABETES CARE INC COM NEW
TNET	TRINET GROUP INC COM
TNFA	TNF PHARMACEUTICALS INC COM NEW
TNGX	TANGO THERAPEUTICS INC COM
TNK	TEEKAY TANKERS LTD CL A
TNL	TRAVEL PLUS LEISURE CO COM
TNMG	TNL MEDIAGENE SHS
TNON	TENON MEDICAL INC COM
TNONW	TENON MEDICAL INC WT EXP 061628
TNXP	TONIX PHARMACEUTICALS HLDG CO COM NEW
TNYA	TENAYA THERAPEUTICS INC COM
TOAK	MANAGER DIRECTED PORTFOLIOS TWIN OAK SHORT
TOGA	MANAGED PORTFOLIO SERIES TREMBLANT GLOBAL
TOI	THE ONCOLOGY INSTITUTE INC COM
TOIIW	THE ONCOLOGY INSTITUTE INC WT EXP

TOK	ISHARES TR MSCI KOKUSAI ETF
TOL	TOLL BROTHERS INC COM
TOLZ	PROSHARES TR DJ BRKFLD GLB
TOMZ	TOMI ENVIRONMENTAL SOLUTIONS I COM NEW
TOON	KARTOON STUDIOS INC. COM NEW
TOP	TOP FINANCIAL GROUP LTD SHS CL A
TOPC	ISHARES TR S&P 500 3 CAPPED
TOPP	TOPPOINT HLDGS INC COM
TOPS	TOP SHIPS INC SHS NEW
TOPT	ISHARES TR TOP 20 U S STOCK
TORO	TORO CORP COM
TOST	TOAST INC CL A
TOTL	SSGA ACTIVE ETF TR SPDR TR TACTIC
TOTR	T ROWE PRICE ETF INC TOTAL RETURN ETF
TOUR	TUNIU CORP SPONSORED ADS
TOUS	T ROWE PRICE ETF INC INTERNATIONAL EQ
TOV	EA SERIES TRUST JLENS 500 JEWISH
TOVX	THERIVA BIOLOGICS INC COM NEW
TOWN	TOWNEBANK PORTSMOUTH VA COM
TOYO	TOYO CO LTD ORD SH
TPB	TURNING PT BRANDS INC COM
TPC	TUTOR PERINI CORP COM
TPCS	TECHPRECISION CORP COM NEW
TPET	TRIO PETROLEUM CORP COMMON STOCK
TPG	TPG INC COM CL A
TPGXL	TPG OPER GROUP II LP CAL NT 64
TPH	TRI POINTE HOMES INC COM
TPHD	TIMOTHY PLAN HIG DV STK ETF
TPHE	TIMOTHY PLAN HIGH DIVIDEND
TPIC	TPI COMPOSITES INC COM
TPIF	TIMOTHY PLAN INTL ETF
TPL	TEXAS PACIFIC LAND CORPORATION COM
TPLC	TIMOTHY PLAN US LRGMD CP CORE
TPLE	TIMOTHY PLAN US LARGE MID CP

TPLS	THORNBURG ETF TR CORE PLUS BD ETF
TPMN	TIMOTHY PLAN PLAN MARKET NEUT
TPOR	DIREXION SHS ETF TR DAILY TRANS 3X
TPR	TAPESTRY INC COM
TPSC	TIMOTHY PLAN U S SM CP CORE
TPST	TEMPEST THERAPEUTICS INC COM NEW
TPTA	TERRA PPTY TR INC CAL 26
TPVG	TRIPLEPOINT VENTURE GROWTH BDC COM
TPYP	TORTOISE CAPITAL SERIES TRUST NORTH AMERN PIPE
TPZ	TORTOISE CAPITAL SERIES TRUST ESSENTIAL ENERGY
TQQQ	PROSHARES TR ULTRAPRO QQQ
TQQY	GRANITESHARES ETF TR YIELD BOOST QQQ
TR	TOOTSIE ROLL INDS INC COM
TRAK	REPOSITRAK INC COM NEW
TRAW	TRAWS PHARMA INC COM NEW
TRC	TEJON RANCH CO COM
TRDA	ENTRADA THERAPEUTICS INC COM
TREE	LENDINGTREE INC NEW COM
TREX	TREX CO INC COM
TRFK	PACER FDS TR DATA & DIGI REVO
TRFM	ETF SER SOLUTIONS AAM TRANSFORMERS
TRGP	TARGA RES CORP COM
TRI	THOMSON REUTERS CORP COM
TRIB	TRINITY BIOTECH PLC SPONS ADR NEW
TRIN	TRINITY CAP INC COM
TRINI	TRINITY CAP INC NT 29
TRINZ	TRINITY CAP INC CAL NT 2029
TRIP	TRIPADVISOR INC COM
TRMB	TRIMBLE INC COM
TRMD	TORM PLC SHS CL A
TRMK	TRUSTMARK CORP COM
TRML	TOURMALINE BIO INC COM
TRN	TRINITY INDS INC COM
TRND	PACER FDS TR TRENDPILOT FD

TRNO	TERRENO RLTY CORP COM
TRNR	INTERACTIVE STRENGTH INC COM
TRNS	TRANSCAT INC COM
TROO	TROOPS INC SHS
TROW	PRICE T ROWE GROUP INC COM
TROX	TRONOX HOLDINGS PLC SHS
TRP	TC ENERGY CORP COM
TRS	TRIMAS CORP COM NEW
TRSG	TUNGRAY TECHNOLOGIES INC USD CL A ORD SHS
TRST	TRUSTCO BK CORP N Y COM NEW
TRT	TRIO TECH INTL COM NEW
TRTX	TPG RE FIN TR INC COM
TRU	TRANSUNION COM
TRUE	TRUECAR INC COM
TRUG	TRUGOLF HLDGS INC CLASS A COM
TRUP	TRUPANION INC COM
TRV	TRAVELERS COMPANIES INC COM
TRVG	TRIVAGO N V SPON ADS A SHS N
TRVI	TREVI THERAPEUTICS INC COM
TRX	TRX GOLD CORPORATION COM
TS	TENARIS S A SPONSORED ADS
TSAT	TELESAT CORP CL A & CL B SHS
TSBK	TIMBERLAND BANCORP INC COM
TSBX	TURNSTONE BIOLOGICS CORP COM
TSCO	TRACTOR SUPPLY CO COM
TSDD	GRANITESHARES ETF TR 2X SHORT TSLA DA
TSE	TRINSEO PLC SHS
TSEC	TOUCHSTONE ETF TRUST SECURITIZED INCO
TSEL	TOUCHSTONE ETF TRUST TOUCHSTONE SANDS
TSEM	TOWER SEMICONDUCTOR LTD SHS NEW
TSHA	TAYSHA GENE THERAPIES INC COM SHS
TSI	TCW STRATEGIC INCOME FD INC COM
TSL	GRANITESHARES ETF TR 1.25X LNG TESLA
TSLA	TESLA INC COM

TSLG	THEMES ETF TR LEVERAGE SHARES
TSLL	DIREXION SHS ETF TR DAILY TSLA 2X SH
TSLQ	INVESTMENT MANAGERS SER TR II TRADR 2X SHORT
TSLR	GRANITESHARES ETF TR 2X LONG TSLA DAI
TSLS	DIREXION SHS ETF TR DLY TSLA BEAR 1X
TSLX	SIXTH STREET SPECIALTY LENDING COM
TSLY	TIDAL TR II YIELDMAX TSLA OP
TSM	TAIWAN SEMICONDUCTOR MFG LTD SPONSORED ADS
TSME	THRIVENT ETF TRUST SMALL MID CAP EQ
TSMG	THEMES ETF TR LEVERAGE SHARES
TSMU	GRANITESHARES ETF TR 2X LONG TSM DAIL
TSMX	DIREXION SHS ETF TR DAILY TSM BULL
TSMY	TIDAL TR II YIELDMAX TSM OPT
TSMZ	DIREXION SHS ETF TR DAILY TSM BEAR
TSN	TYSON FOODS INC CL A
TSPA	T ROWE PRICE ETF INC US EQUITY RESEAR
TSPY	ETF OPPORTUNITIES TRUST TAPPALPHA SPY GR
TSQ	TOWNSQUARE MEDIA INC CL A
TSSI	TSS INC DEL COM
TSYY	GRANITESHARES ETF TR YIELDBOOST TSLA
TT	TRANE TECHNOLOGIES PLC SHS
TTAM	TITAN AMER SA COMMON SHARES
TTAN	SERVICETITAN INC SHS CL A
TTC	TORO CO COM
TTD	THE TRADE DESK INC COM CL A
TTE	TOTALENERGIES SE SPONSORED ADS
TTEC	TTEC HLDGS INC COM
TTEK	TETRA TECH INC NEW COM
TTEQ	T ROWE PRICE ETF INC TECHNOLOGY ETF
TTGT	TECHTARGET INC COM NEW
TTI	TETRA TECHNOLOGIES INC DEL COM
TTMI	TTM TECHNOLOGIES INC COM
TTNP	TITAN PHARMACEUTICALS INC DEL COM NEW
TTSH	TILE SHOP HLDGS INC COM

TTT	PROSHARES TR ULSH 20YRTRE NEW
TTWO	TAKE-TWO INTERACTIVE SOFTWARE COM
TU	TELUS CORPORATION COM
TUA	SIMPLIFY EXCHANGE TRADED FUNDS SHORT TERM TREA
TUG	LISTED FDS TR STF TACTICAL GRW
TUGN	LISTED FDS TR STF TAC GW & INC
TUR	ISHARES INC MSCI TURKEY ETF
TURB	TURBO ENERGY S A SPON ADS
TURN	180 DEGREE CAP CORP COM NEW
TUSB	THRIVENT ETF TRUST ULTRA SHRT BD
TUSK	MAMMOTH ENERGY SVCS INC COM
TUYA	TUYA INC SPONSERED ADS
TV	GRUPO TELEVISA S A B SPON ADR REP ORD
TVA	TEXAS VENTURES ACQUISITION III USD CL A ORD SHS
TVACU	TEXAS VENTURES ACQUISITION III UNITS
TVACW	TEXAS VENTURES ACQUISITION III WT EXP 042330
TVAIU	THAYER VENTURES ACQ CORP II UNIT EX 051530
TVAL	T ROWE PRICE ETF INC VALUE ETF
TVC	TENNESSEE VALLEY AUTH PARRS D 2028
TVE	TENNESSEE VALLEY AUTH PARRS A 2029
TVGN	TEVOGEN BIO HLDGS INC COM
TVGNW	TEVOGEN BIO HLDGS INC WT EXP 021429
TVRD	TVARDI THERAPEUTICS INC COM
TVTX	TRAVERE THERAPEUTICS INC COM
TW	TRADEWEB MKTS INC CL A
TWFG	TWFG INC COM CL A
TWG	TOP WEALTH GROUP HLDG LTD USD CL A ORD SHS
TWI	TITAN INTL INC ILL COM
TWIN	TWIN DISC INC COM
TWLO	TWILIO INC CL A
TWM	PROSHARES TR ULTRASHORT RUSSE
TWN	TAIWAN FD INC COM
TWNP	TWIN HOSPITALITY GROUP INC SHS CL A
TWO	TWO HBRS INVT CORP COM

TWOD	TWO HBRS INVT CORP CAL 30
TWST	TWIST BIOSCIENCE CORP COM
TX	TERNIUM SA SPONSORED ADS
TXG	10X GENOMICS INC CL A COM
TXMD	THERAPEUTICSMD INC COM NEW
TXN	TEXAS INSTRS INC COM
TXNM	TXNM ENERGY INC COM
TXO	TXO PARTNERS LP COM UNIT
TXRH	TEXAS ROADHOUSE INC COM
TXS	TEXAS CAPITAL FUNDS TRUST TEXAS CAP TEX EQ
TXSS	TEXAS CAPITAL FUNDS TRUST TEXAS SMALL CAP
TXT	TEXTRON INC COM
TXUE	THORNBURG ETF TR INTL EQUITY ETF
TXUG	THORNBURG ETF TR INTL GROWTH ETF
TXXI	BONDBLOXX ETF TRUST IR M TAX AWARE
TY	TRI CONTL CORP COM
TYD	DIREXION SHS ETF TR 7 10YR TRES BULL
TYG	TORTOISE ENERGY INFRA CORP COM
TYGO	TIGO ENERGY INC COM
TYL	TYLER TECHNOLOGIES INC COM
TYLG	GLOBAL X FDS INFORMATION TEC
TYO	DIREXION SHS ETF TR 7 10YR TRES BEAR
TYRA	TYRA BIOSCIENCES INC COM
TZA	DIREXION SHS ETF TR DAILY SM CP BEAR
TZOO	TRAVELZOO COM NEW
TZUP	THUMZUP MEDIA CORPORATION COM
U	UNITY SOFTWARE INC COM
UA	UNDER ARMOUR INC CL C
UAA	UNDER ARMOUR INC CL A
UAE	ISHARES TR MSCI UAE ETF
UAL	UNITED AIRLS HLDGS INC COM
UAMY	UNITED STATES ANTIMONY CORP COM
UAN	CVR PARTNERS LP COM
UAVS	AGEAGLE AERIAL SYS INC NEW COM SHS

UBCP	UNITED BANCORP INC OHIO COM
UBER	UBER TECHNOLOGIES INC COM
UBFO	UNITED SEC BANCSHARES CALIF COM
UBND	VICTORY PORTFOLIOS II CORE INTRMEDIATE
UBOT	DIREXION SHS ETF TR DAILY ROBOTICS
UBR	PROSHARES TR ULTRA MSCI BRAZI
UBRL	GRANITESHARES ETF TR 2X LONG UBER
UBS	UBS GROUP AG SHS
UBSI	UNITED BANKSHARES INC WEST VA COM
UBT	PROSHARES TR ULTRA 20YR TRE
UBX	UNITY BIOTECHNOLOGY INC COM NEW
UBXG	U-BX TECHNOLOGY LTD SHS NEW
UCAR	U POWER LTD USD CL A ORD SHS
UCB	UNITED CMNTY BKS BLAIRSVLE GA COM
UCC	PROSHARES TR ULTRA CONS DISCR
UCIB	UBS AG LONDON BRANCH ETRACS UBS BLOOM
UCL	UCLOUDLINK GROUP INC SPONSORED ADS
UCO	PROSHARES TR II ULTA BLMBG 2017
UCON	FIRST TR EXCHNG TRADED FD VIII SMITH UNCONSTRAI
UCRD	VICTORY PORTFOLIOS II CORPORATE BD ETF
UCTT	ULTRA CLEAN HLDGS INC COM
UCYB	PROSHARES TR ULTRA CYBRSCURTY
UDI	USCF ETF TR DIVIDEND INC FD
UDIV	FRANKLIN TEMPLETON ETF TR US CORE DIV TILT
UDMY	UDEMY INC COM
UDN	INVESCO DB US DLR INDEX TR BEARISH FD
UDOW	PROSHARES TR ULTRPRO DOW30
UDR	UDR INC COM
UE	URBAN EDGE PPTYS COM
UEC	URANIUM ENERGY CORP COM
UEIC	UNIVERSAL ELECTRS INC COM
UEVM	VICTORY PORTFOLIOS II VICTORYSHS EMERG
UFCS	UNITED FIRE GROUP INC COM
UFG	UNI-FUELS HLDGS LTD SHS CL A

UFI	UNIFI INC COM NEW
UFIV	RBB FD INC US TREAS 5 YR NT
UFO	PROCURE ETF TRUST II SPACE ETF
UFPI	UFP INDUSTRIES INC COM
UFPT	UFP TECHNOLOGIES INC COM
UG	UNITED GUARDIAN INC COM
UGA	UNITED STS GASOLINE FD LP UNITS
UGE	PROSHARES TR ULTRA CONSU STAP
UGI	UGI CORP NEW COM
UGL	PROSHARES TR II ULTRA GOLD
UGP	ULTRAPAR PARTICIPACOES SA SP ADR REP COM
UGRO	URBAN-GRO INC COM NEW
UHAL	U HAUL HOLDING COMPANY COM
UHG	UNITED HOMES GROUP INC CL A
UHGWW	UNITED HOMES GROUP INC WT EXP 033028
UHS	UNIVERSAL HLTH SVCS INC CL B
UHT	UNIVERSAL HEALTH RLTY INCOME T SH BEN INT
UI	UBIQUITI INC COM
UIS	UNISYS CORP COM NEW
UITB	VICTORY PORTFOLIOS II CORE INTERMEDIAT
UIVM	VICTORY PORTFOLIOS II VCTRYSHS INTL MO
UJB	PROSHARES TR ULTRA HIGH YLD
UK	UCOMMUNE INTERNATIONAL LTD ORD SHS CL A NEW
UKOMW	UCOMMUNE INTERNATIONAL LTD WT EXP 110125
UL	UNILEVER PLC SPON ADR NEW
ULBI	ULTRALIFE CORP COM
ULCC	FRONTIER GROUP HLDGS INC COM
ULE	PROSHARES TR II PSH ULTRA EURO
ULH	UNIVERSAL LOGISTICS HLDGS INC COM
ULS	UL SOLUTIONS INC CLASS A COM SHS
ULST	SSGA ACTIVE ETF TR ULT SHT TRM BD
ULTA	ULTA BEAUTY INC COM
ULTY	TIDAL TR II YIELDMAX ULTRA O
ULVM	VICTORY PORTFOLIOS II VCTRYSHS US VAL

ULY	URGENTLY INC COM NEW
UMAC	UNUSUAL MACHS INC COM SHS
UMBF	UMB FINL CORP COM
UMBFP	UMB FINL CORP 7 DP SH PFD
UMC	UNITED MICROELECTRONICS CORP SPON ADR NEW
UMDD	PROSHARES TR ULTRA MDCAP400
UMH	UMH PPTYS INC COM
UMI	USCF ETF TR MIDSTREAM ENERGY
UMMA	LISTED FDS TR WAHED DOW JONES
UNB	UNION BANKSHARES INC COM
UNCY	UNICYCIVE THERAPEUTICS INC COM
UNF	UNIFIRST CORP MASS COM
UNFI	UNITED NAT FOODS INC COM
UNG	UNITED STS NAT GAS FD LP UNIT PAR
UNH	UNITEDHEALTH GROUP INC COM
UNIT	UNITI GROUP INC COM
UNIY	WISDOMTREE TR VOYA YLD ENHNCD
UNL	UNITED STS 12 MONTH NAT GAS FD UNIT BEN INT
UNM	UNUM GROUP COM
UNMA	UNUM GROUP 6.250% JR NT58
UNP	UNION PAC CORP COM
UNTY	UNITY BANCORP INC COM
UOKA	MDJM LTD SHS NEW
UONE	URBAN ONE INC CL A
UONEK	URBAN ONE INC CL D NON VTG
UP	WHEELS UP EXPERIENCE INC COM CL A
UPAR	TIDAL ETF TR UPAR ULTRA RISK
UPB	UPSTREAM BIO INC COM
UPBD	UPBOUND GROUP INC COM
UPC	UNIVERSE PHARMACEUTICALS INC SHS NEW
UPGD	INVESCO EXCHANGE TRADED FD TR BLOOMBERG ANALYS
UPGR	DBX ETF TR XTRACKERS US
UPLD	UPLAND SOFTWARE INC COM
UPRO	PROSHARES TR ULTRPRO S&P500

UPS	UNITED PARCEL SERVICE INC CL B
UPST	UPSTART HLDGS INC COM
UPV	PROSHARES TR ULT FTSE EUROPE
UPW	PROSHARES TR PSHS ULTRA UTIL
UPWK	UPWORK INC COM
UPXI	UPEXI INC COM NEW
URA	GLOBAL X FDS GLOBAL X URANIUM
URAA	DIREXION SHS ETF TR DAILY URANIUM 2X
URBN	URBAN OUTFITTERS INC COM
URE	PROSHARES TR ULT R/EST NEW
URG	UR-ENERGY INC COM
URGN	UROGEN PHARMA LTD COM
URI	UNITED RENTALS INC COM
URNJ	SPROTT FDS TR JUNIOR URANIUM
URNM	SPROTT FDS TR URANIUM MINERS E
UROY	URANIUM RTY CORP COM
URTH	ISHARES INC MSCI WORLD ETF
URTY	PROSHARES TR ULTR RUSSL2000
USA	LIBERTY ALL STAR EQUITY FD SH BEN INT
USAC	USA COMPRESSION PARTNERS LP COMUNIT LTDPAR
USAF	2023 ETF SERIES TRUST ATLAS AMER FD
USAI	PACER FDS TR AMERCN ENRGY IND
USAR	USA RARE EARTH INC COM
USARW	USA RARE EARTH INC WT EXP 031330
USAS	AMERICAS GOLD AND SILVER CORP COM
USAU	U S GOLD CORP COM NEW
USB	US BANCORP DEL COM NEW
USCA	DBX ETF TR XTRACKERS MSCI
USCB	USCB FINANCIAL HOLDINGS INC CLASS A COM
USCI	UNITED STS COMMODITY INDEX FD COMM IDX FND
USCL	ISHARES TR CLIMATE CONSCI
USD	PROSHARES TR PSHS ULT SEMICDT
USDU	WISDOMTREE TR BLMBG US BULL
USDX	RBB FD INC SGI ENHANCED COR

USE	USCF ETF TR ENERGY COMMODITY
USEA	UNITED MARITIME CORPORATION COM
USEG	U S ENERGY CORP DEL COM
USFD	US FOODS HLDG CORP COM
USFI	FRANKLIN TEMPLETON ETF TR BRANDYWINEGLOBAL
USFR	WISDOMTREE TR FLOATNG RAT TREA
USG	USCF ETF TR GOLD STRATEGY
USGO	US GOLDMINING INC COM
USGOW	US GOLDMINING INC WT EXP
USIG	ISHARES TR USD INV GRDE ETF
USIN	WISDOMTREE TR 7 10 YR LADDERED
USIO	USIO INC COM
USL	UNITED STS 12 MONTH OIL FD LP UNIT BEN INT
USLM	UNITED STS LIME & MINERALS INC COM
USM	UNITED STATES CELLULAR CORP COM
USMC	PRINCIPAL EXCHANGE TRADED FDS US MEGA CP ETF
USML	UBS AG LONDON BRANCH CAL LKD 51
USNA	USANA HEALTH SCIENCES INC COM
USNG	AMPLIFY ETF TR SAMSUNG US NAT G
USNZ	DBX ETF TR XTRACKERS NET ZE
USO	UNITED STS OIL FD LP UNITS
USOI	UBS AG JERSEY BRANCH ETRACS CRUDE OIL
USOY	TIDAL TR II DEFIANCE OIL ENH
USPH	U S PHYSICAL THERAPY COM
USPX	FRANKLIN TEMPLETON ETF TR US EQUITY INDEX
USRD	THEMES ETF TR US R&D CHAMPIONS
USRT	ISHARES TR CRE U S REIT ETF
USSE	SEGALL BRYANT & HAMILL TR SEGALL BRYANT
USSG	DBX ETF TR XTRACKERS MSCI
USSH	WISDOMTREE TR 1 3 YR LADDERED
UST	PROSHARES TR ULTR 7-10 TREA
USTB	VICTORY PORTFOLIOS II SHORT TRM BD ETF
USVM	VICTORY PORTFOLIOS II USAA MSCI USA SM
USVN	RBB FD INC US TREAS 7 YR NT

USXF	ISHARES TR ESG MSCI USA ETF
UTEN	RBB FD INC US TREASR 10 YR
UTES	ETFIS SER TR I VIRTUS REAVES UT
UTF	COHEN & STEERS INFRASTRUCTURE COM
UTG	REAVES UTIL INCOME FD COM SH BEN INT
UTHR	UNITED THERAPEUTICS CORP DEL COM
UTHY	RBB FD INC US TREAS 30YR BD
UTI	UNIVERSAL TECHNICAL INST INC COM
UTL	UNITIL CORP COM
UTMD	UTAH MED PRODS INC COM
UTRE	RBB FD INC US TREAS 3 YR NT
UTSI	UTSTARCOM HOLDINGS CORP ORDINARY SHARES
UTSL	DIREXION SHS ETF TR DLY UTLTIES 3X
UTWO	RBB FD INC US TREASY 2 YR
UTWY	RBB FD INC US TREAS 20YR BD
UTZ	UTZ BRANDS INC COM CL A
UUP	INVESCO DB US DLR INDEX TR BULLISH FD
UUU	UNIVERSAL SEC INSTRS INC COM NEW
UUUU	ENERGY FUELS INC COM NEW
UVE	UNIVERSAL INS HLDGS INC COM
UVSP	UNIVEST FINANCIAL CORPORATION COM
UVV	UNIVERSAL CORP VA COM
UWM	PROSHARES TR PSHS ULTRUSS2000
UWMC	UWM HOLDINGS CORPORATION COM CL A
UXI	PROSHARES TR PSHS ULTRA INDL
UXIN	UXIN LTD SPONSORED ADS
UYG	PROSHARES TR ULTRA FNCLS NEW
UYLD	ANGEL OAK FUNDS TRUST OAK ULTRASHORT
UYM	PROSHARES TR ULTRA MATERIALS
UYSC	UY SCUTI ACQUISITION CORP. ORD SHS
UYSCR	UY SCUTI ACQUISITION CORP. RT EXP 030330
UYSCU	UY SCUTI ACQUISITION CORP. UNITS
UZD	UNITED STATES CELLULAR CORP 6.25% SR NT 69
UZE	UNITED STATES CELLULAR CORP 5.500% SNR NT 70

UZF	UNITED STATES CELLULAR CORP NT 70
V	VISA INC COM CL A
VABK	VIRGINIA NATL BANKSHARES CORP COM
VABS	VIRTUS ETF TR II NEWFLEET ABS MBS
VAC	MARRIOTT VACATIONS WORLDWIDE C COM
VACH	VOYAGER ACQUISITION CORP CL A
VACHU	VOYAGER ACQUISITION CORP UNIT
VACHW	VOYAGER ACQUISITION CORP WT EXP 051631
VAL	VALARIS LTD CL A
VALE	VALE S A SPONSORED ADS
VALN	VALNEVA SE SPONSORED ADS
VALQ	AMERICAN CENTY ETF TR US QUALITY VAL
VALU	VALUE LINE INC COM
VANI	VIVANI MEDICAL INC COMMON STOCK
VATE	INNOVATE CORP COM NEW
VAW	VANGUARD WORLD FD MATERIALS ETF
VB	VANGUARD INDEX FDS SMALL CP ETF
VBF	INVESCO BD FD COM
VBIL	VANGUARD INSTL INDEX FD 0-3 MO TREAS BIL
VBK	VANGUARD INDEX FDS SML CP GRW ETF
VBND	ETF SER SOLUTIONS VIDENT US BOND
VBNK	VERSABANK NEW COM
VBR	VANGUARD INDEX FDS SM CP VAL ETF
VBTX	VERITEX HLDGS INC COM
VC	VISTEON CORP COM NEW
VCEL	VERICEL CORP COM
VCIC	VINE HILL CAP INVT CORP. ORD SHS CL A
VCICU	VINE HILL CAP INVT CORP. UNIT EXP 090626
VCICW	VINE HILL CAP INVT CORP. WT EXP 070131
VCIG	VCI GLOBAL LTD COM
VCIT	VANGUARD SCOTTSDALE FDS INT-TERM CORP
VCLN	VIRTUS ETF TR II DUFF & PHELPS CL
VCLT	VANGUARD SCOTTSDALE FDS LG-TERM COR BD
VCR	VANGUARD WORLD FD CONSUM DIS ETF

VCRB	VANGUARD MALVERN FDS CORE BD ETF
VCSH	VANGUARD SCOTTSDALE FDS SHRT TRM CORP BD
VCTR	VICTORY CAP HLDGS INC COM CL A
VCV	INVESCO CALIF VALUE MUN INCOME COM
VCYT	VERACYTE INC COM
VDC	VANGUARD WORLD FD CONSUM STP ETF
VDE	VANGUARD WORLD FD ENERGY ETF
VEA	VANGUARD TAX-MANAGED FDS VAN FTSE DEV MKT
VECO	VEECO INSTRS INC DEL COM
VEEA	VEEA INC COM
VEEAW	VEEA INC WT EXP 091329
VEEE	TWIN VEE POWERCATS CO COM NEW
VEEV	VEEVA SYS INC CL A COM
VEGA	ADVISORSHARES TR STAR GLOB BUYW
VEGI	ISHARES INC MSCI AGRICULTURE
VEL	VELOCITY FINL INC COM
VEMY	VIRTUS ETF TR II STONE HARBOR EMG
VENU	VENU HLDG CORP COM
VEON	VEON LTD SPONSORED ADS
VERA	VERA THERAPEUTICS INC CL A
VERB	VERB TECHNOLOGY CO INC COM
VERI	VERITONE INC COM
VERO	VENUS CONCEPT INC COM
VERS	PROSHARES TR METAVERSE ETF
VERU	VERU INC COM
VERV	VERVE THERAPEUTICS INC COM
VERX	VERTEX INC CL A
VET	VERMILION ENERGY INC COM
VETZ	TIDAL ETF TR ACADEMY VETERAN
VEU	VANGUARD INTL EQUITY INDEX FDS ALLWRLD EX US
VFC	V F CORP COM
VFF	VILLAGE FARMS INTL INC COM
VFH	VANGUARD WORLD FD FINANCIALS ETF
VFL	ABRDN NATL MUN INCOME FD SH BEN INT

VFLO	VICTORY PORTFOLIOS II SHARES FREE CASH
VFS	VINFAST AUTO LTD SHS
VFSWW	VINFAST AUTO LTD WT EXP 081128
VG	VENTURE GLOBAL INC COM CL A
VGAS	VERDE CLEAN FUELS INC CLASS A COM
VGASW	VERDE CLEAN FUELS INC WT EXP 021528
VGI	VIRTUS GLOBAL MULTI-SECTOR INC COM
VGIT	VANGUARD SCOTTSDALE FDS INTER TERM TREAS
VGK	VANGUARD INTL EQUITY INDEX FDS FTSE EUROPE ETF
VGLT	VANGUARD SCOTTSDALE FDS LONG TERM TREAS
VGM	INVESCO TR INVT GRADE MUNS COM
VGSH	VANGUARD SCOTTSDALE FDS SHORT TERM TREAS
VGSR	MANAGER DIRECTED PORTFOLIOS VERT GLB SUST RE
VGT	VANGUARD WORLD FD INF TECH ETF
VGUS	VANGUARD INSTL INDEX FD ULTRA-SHORT TREA
VGZ	VISTA GOLD CORP COM NEW
VHC	VIRNETX HLDG CORP COM
VHI	VALHI INC NEW COM
VHT	VANGUARD WORLD FD HEALTH CAR ETF
VIASP	VIA RENEWABLES INC 8.75% PFD SER A
VIAV	VIAVI SOLUTIONS INC COM
VICE	ADVISORSHARES TR VICE E T F
VICI	VICI PPTYS INC COM
VICR	VICOR CORP COM
VIDI	ETF SER SOLUTIONS VIDENT INTERNATI
VIG	VANGUARD SPECIALIZED FUNDS DIV APP ETF
VIGI	VANGUARD WHITEHALL FDS INTL DVD ETF
VIGL	VIGIL NEUROSCIENCE INC COM
VIK	VIKING HOLDINGS LTD ORD SHS
VINP	VINCI PARTNERS INVTS LTD COM CL A
VIOG	VANGUARD ADMIRAL FDS INC SMLCP 600 GRTH
VIOO	VANGUARD ADMIRAL FDS INC SMLLCP 600 IDX
VIOT	VIOMI TECHNOLOGY CO LTD SPONSORED ADS
VIOV	VANGUARD ADMIRAL FDS INC SMLCP 600 VAL

VIPS	VIPSHOP HLDGS LTD SPONSORED ADS A
VIR	VIR BIOTECHNOLOGY INC COM
VIRC	VIRCO MFG CO COM
VIRT	VIRTU FINL INC CL A
VIS	VANGUARD WORLD FD INDUSTRIAL ETF
VIST	VISTA ENERGY S.A.B. DE C.V. SPONSORED ADS
VITL	VITAL FARMS INC COM
VIV	TELEFONICA BRASIL SA SPONSORED ADS
VIVK	VIVAKOR INC COM NEW
VIVS	VIVOSIM LABS INC COM
VKI	INVESCO ADVANTAGE MUN INCOME T SH BEN INT
VKQ	INVESCO MUNICIPAL TRUST COM
VKTX	VIKING THERAPEUTICS INC COM
VLCN	VOLCON INC COM NEW
VLGEA	VILLAGE SUPER MKT INC CL A NEW
VLLU	HARBOR ETF TRUST ALPHAEDGE LARGE
VLN	VALENS SEMICONDUCTOR LTD ORDINARY SHARES
VLO	VALERO ENERGY CORP COM
VLRS	CONTROLADORA VUELA COMP DE AVI SPON ADR RP 10
VLT	INVESCO HIGH INCOME TR II COM
VLTO	VERALTO CORP COM SHS
VLU	SPDR SERIES TRUST SPDR S&P1500VL
VLY	VALLEY NATL BANCORP COM
VLYPN	VALLEY NATL BANCORP 8.250 PFD SER C
VLYPO	VALLEY NATL BANCORP 5.50% PFD SER B
VLYPP	VALLEY NATL BANCORP 6.25% PFD SER A
VMAR	VISION MARINE TECHNOLOGIES INC COM
VMBS	VANGUARD SCOTTSDALE FDS MTG-BKD SECS ETF
VMC	VULCAN MATLS CO COM
VMD	VIEMED HEALTHCARE INC COM
VMEO	VIMEO INC COMMON STOCK
VMI	VALMONT INDS INC COM
VMO	INVESCO MUN OPPORTUNITY TR COM
VNAM	GLOBAL X FDS MSCI VIETNAM ETF

VNCE	VINCE HLDG CORP COM NEW
VNDA	VANDA PHARMACEUTICALS INC COM
VNET	VNET GROUP INC SPONSORED ADS A
VNIE	ADVISORS INNER CIRCLE FD II VONTOBEL INTL
VNLA	JANUS DETROIT STR TR HENDRSN SHRT ETF
VNO	VORNADO RLTY TR SH BEN INT
VNOM	VIPER ENERGY INC CL A
VNQ	VANGUARD INDEX FDS REAL ESTATE ETF
VNQI	VANGUARD INTL EQUITY INDEX FDS GLB EX US ETF
VNRX	VOLITIONRX LTD COM
VNSE	NATIXIS ETF TRUST II VAUGHAN NELSN SL
VNT	VONTIER CORPORATION COM
VO	VANGUARD INDEX FDS MID CAP ETF
VOC	VOC ENERGY TR TR UNIT
VOD	VODAFONE GROUP PLC NEW SPONSORED ADR
VOE	VANGUARD INDEX FDS MCAP VL IDXVIP
VOLT	TEMA ETF TRUST ELECTRIFICATION
VONE	VANGUARD SCOTTSDALE FDS VNG RUS1000IDX
VONG	VANGUARD SCOTTSDALE FDS VNG RUS1000GRW
VONV	VANGUARD SCOTTSDALE FDS VNG RUS1000VAL
VOO	VANGUARD INDEX FDS S&P 500 ETF SHS
VOOG	VANGUARD ADMIRAL FDS INC 500 GRTH IDX F
VOOV	VANGUARD ADMIRAL FDS INC 500 VAL IDX FD
VOR	VOR BIOPHARMA INC COM
VOT	VANGUARD INDEX FDS MCAP GR IDXVIP
VOTE	TCW ETF TRUST TRANSFRM 500 ETF
VOX	VANGUARD WORLD FD COMM SRVC ETF
VOXR	VOX ROYALTY CORP COM
VOYA	VOYA FINANCIAL INC COM
VPC	ETFIS SER TR I VIRTUS PVT CR
VPG	VISHAY PRECISION GROUP INC COM
VPL	VANGUARD INTL EQUITY INDEX FDS FTSE PACIFIC ETF
VPLS	VANGUARD MALVERN FDS CORE-PLUS BD ETF
VPU	VANGUARD WORLD FD UTILITIES ETF

VPV	INVESCO PA VALUE MUN INC TR COM
VRA	VERA BRADLEY INC COM
VRAI	ETFIS SER TR I VIRTUS REAL AS
VRAR	GLIMPSE GROUP INC COM
VRAX	VIRAX BIOLABS GROUP LTD SHS NEW
VRCA	VERRICA PHARMACEUTICALS INC COM
VRDN	VIRIDIAN THERAPEUTICS INC COM
VRE	VERIS RESIDENTIAL INC COM
VREX	VAREX IMAGING CORP COM
VRIG	INVESCO ACTIVELY MANAGED EXCHA VAR RATE INVT
VRM	VROOM INC COM NEW
VRME	VERIFYME INC COM NEW
VRMEW	VERIFYME INC WT EXP 062225
VRNA	VERONA PHARMA PLC SPONSORED ADS
VRNS	VARONIS SYS INC COM
VRNT	VERINT SYS INC COM
VRP	INVESCO EXCH TRADED FD TR II VAR RATE PFD
VRRM	VERRA MOBILITY CORP CL A COM STK
VRSK	VERISK ANALYTICS INC COM
VRSN	VERISIGN INC COM
VRT	VERTIV HOLDINGS CO COM CL A
VRTL	GRANITESHARES ETF TR 2X LONG VRT DAI
VRTS	VIRTUS INVT PARTNERS INC COM
VRTX	VERTEX PHARMACEUTICALS INC COM
VS	VERSUS SYSTEMS INC COM
VSA	TCTM KIDS IT EDUCATION INC. SPONSORED ADS
VSAT	VIASAT INC COM
VSCO	VICTORIAS SECRET AND CO COMMON STOCK
VSDA	VICTORY PORTFOLIOS II VICSHS DV AC ETF
VSEC	VSE CORP COM
VSEE	VSEE HEALTH INC COM
VSEEW	VSEE HEALTH INC WT EXP
VSH	VISHAY INTERTECHNOLOGY INC COM
VSHY	VIRTUS ETF TR II VIRTUS NEWFLEET

VSLU	ETF OPPORTUNITIES TRUST APPLIED FINA VAL
VSME	VS MEDIA HOLDINGS LTD. COM CLASS A NEW
VSMV	VICTORY PORTFOLIOS II VICTORYSHS US
VSS	VANGUARD INTL EQUITY INDEX FDS FTSE SMCAP ETF
VSSYW	VERSUS SYSTEMS INC WT EXP 112227
VST	VISTRA CORP COM
VSTA	VASTA PLATFORM LTD CL A
VSTM	VERASTEM INC COM NEW
VSTS	VESTIS CORPORATION COM SHS
VT	VANGUARD INTL EQUITY INDEX FDS TT WRLD ST ETF
VTAK	CATHETER PRECISION INC COM NEW
VTC	VANGUARD SCOTTSDALE FDS TOTAL CORP BND
VTEB	VANGUARD MUN BD FDS TAX EXEMPT BD
VTES	VANGUARD WELLINGTON FD SHORT TRM TAX EX
VTEX	VTEX SHS CL A
VTGN	VISTAGEN THERAPEUTICS INC COM
VTHR	VANGUARD SCOTTSDALE FDS VNG RUS3000IDX
VTI	VANGUARD INDEX FDS TOTAL STK MKT
VTIP	VANGUARD MALVERN FDS STRM INFPROIDX
VTLE	VITAL ENERGY INC COM
VTMX	VESTA REAL ESTATE CORP ADS
VTN	INVESCO TR INVT GRADE NEW YORK COM
VTOL	BRISTOW GROUP INC COM
VTR	VENTAS INC COM
VTRS	VIATRIS INC COM
VTS	VITESSE ENERGY INC COMMON STOCK
VTSI	VIRTRA INC COM PAR
VTV	VANGUARD INDEX FDS VALUE ETF
VTVT	VTV THERAPEUTICS INC CL A NEW
VTWG	VANGUARD SCOTTSDALE FDS VNG RUS2000GRW
VTWO	VANGUARD SCOTTSDALE FDS VNG RUS2000IDX
VTWV	VANGUARD SCOTTSDALE FDS VNG RUS2000VAL
VTYX	VENTYX BIOSCIENCES INC COM
VUG	VANGUARD INDEX FDS GROWTH ETF

VUSE	ETF SER SOLUTIONS VIDENT US EQUITY
VUZI	VUZIX CORP COM NEW
VV	VANGUARD INDEX FDS LARGE CAP ETF
VVOS	VIVOS THERAPEUTICS INC COM NEW
VVPR	VIVOPOWER INTERNATIONAL PLC SHS NEW
VVR	INVESCO SR INCOME TR COM
VVV	VALVOLINE INC COM
VVX	V2X INC COM
VWO	VANGUARD INTL EQUITY INDEX FDS FTSE EMR MKT ETF
VWOB	VANGUARD WHITEHALL FDS EM MK GOV BD ETF
VXF	VANGUARD INDEX FDS EXTEND MKT ETF
VXRT	VAXART INC COM NEW
VXUS	VANGUARD STAR FDS VG TL INTL STK F
VYGR	VOYAGER THERAPEUTICS INC COM
VYLD	JPMORGAN CHASE FINL CO LLC INVERSE VIX ETN
VYM	VANGUARD WHITEHALL FDS HIGH DIV YLD
VYMI	VANGUARD WHITEHALL FDS INTL HIGH ETF
VYNE	VYNE THERAPEUTICS INC COM
VYX	NCR VOYIX CORPORATION COM
VZ	VERIZON COMMUNICATIONS INC COM
VZLA	VIZSLA SILVER CORP COM NEW
W	WAYFAIR INC CL A
WAB	WABTEC COM
WABC	WESTAMERICA BANCORPORATION COM
WABF	FRANKLIN TEMPLETON ETF TR WESTN ASSET BD
WAFD	WAFD INC COM
WAFDP	WAFD INC 4.875% DEP PFD A
WAFU	WAH FU EDUCATION GROUP LIMITED SHS
WAI	TOP KINGWIN LTD SHS CLASS A
WAL	WESTERN ALLIANCE BANCORP COM
WALD	WALDENCAST PLC CLASS A ORD SHS
WALDW	WALDENCAST PLC WT EXP 072727
WANT	DIREXION SHS ETF TR DLY CNMSR BULL
WAR	ETF SER SOLUTIONS US GLOBAL TECHNO

WASH	WASHINGTON TR BANCORP INC COM
WAT	WATERS CORP COM
WATT	ENERGOUS CORP COM NEW
WAVE	ECO WAVE POWER GLOBAL AB SPONSORED ADS
WAY	WAYSTAR HLDG CORP COM
WB	WEIBO CORP SPONSORED ADR
WBA	WALGREENS BOOTS ALLIANCE INC COM
WBD	WARNER BROS DISCOVERY INC COM SER A
WBIF	ABSOLUTE SHS TR WBI BBR VAL 3000
WBIG	ABSOLUTE SHS TR WBI BBR YLD 3000
WBIL	ABSOLUTE SHS TR WBI BBR QTY 3000
WBIY	ABSOLUTE SHS TR WBI PWR FCTR ETF
WBND	LEGG MASON ETF INVT WESTN ASET TTL
WBS	WEBSTER FINL CORP COM
WBTN	WEBTOON ENTMT INC COM
WBUY	WEBUY GLOBAL LTD SHS NEW CL A
WBX	WALLBOX NV SHS CL A
WCBR	WISDOMTREE TR CYBERSECURITY FD
WCC	WESCO INTL INC COM
WCEO	TWO RDS SHARED TR HYPATIA WOMEN
WCLD	WISDOMTREE TR CLOUD COMPUTNG
WCME	FIRST TR EXCHANGE-TRADED FD WCM DEVELOPING W
WCMI	FIRST TR EXCHANGE-TRADED FD WCM INTL EQUITY
WCN	WASTE CONNECTIONS INC COM
WCT	WELLCHANGE HLDGS CO LTD SHS NEW
WD	WALKER & DUNLOP INC COM
WDAY	WORKDAY INC CL A
WDC	WESTERN DIGITAL CORP COM
WDFC	WD 40 CO COM
WDH	WATERDROP INC ADS
WDI	WESTERN ASSET DIVERSIFIED INCM COM SHS BEN INT
WDIV	SPDR INDEX SHS FDS S&P GLBDIV ETF
WDS	WOODSIDE ENERGY GROUP LTD SPONSORED ADR
WDTE	TIDAL TR II DEFIANCE S&P 500

WEA	WESTERN ASSET PREMIER BD FD SHS BEN INT
WEAT	TEUCRIUM COMMODITY TR WHEAT FD
WEAV	WEAVE COMMUNICATIONS INC COM
WEBL	DIREXION SHS ETF TR DAILY DJ BULL
WEBS	DIREXION SHS ETF TR DAILY DOW JONES
WEC	WEC ENERGY GROUP INC COM
WEEI	ULTIMUS MANAGERS TR WESTWOOD SALIENT
WEEL	TIDAL TR II PEERLESS OPTION
WELL	WELLTOWER INC COM
WEN	WENDYS CO COM
WENNU	WEN ACQUISITION CORP UNIT EX 051630
WERN	WERNER ENTERPRISES INC COM
WES	WESTERN MIDSTREAM PARTNERS LP COM UNIT LP INT
WEST	WESTROCK COFFEE CO COM
WETH	WETOUCH TECHNOLOGY INC COM NEW
WETO	WEBUS INTL LTD SHS
WEX	WEX INC COM
WEYS	WEYCO GROUP INC COM
WF	WOORI FINL GROUP INC SPONSORED ADS
WFC	WELLS FARGO CO NEW COM
WFCF	WHERE FOOD COMES FROM INC COM NEW
WFF	WF HLDG LTD ORD SHS
WFG	WEST FRASER TIMBER CO LTD COM
WFH	DIREXION SHS ETF TR WORK FROM HOME
WFRD	WEATHERFORD INTL PLC ORD SHS
WGMI	VALKYRIE ETF TRUST II COINSHARES VALKY
WGO	WINNEBAGO INDS INC COM
WGRX	WELLGISTICS HEALTH INC COM
WGS	GENEDX HOLDINGS CORP COM CL A
WGSWW	GENEDX HOLDINGS CORP WT EXP 072226
WH	WYNDHAM HOTELS & RESORTS INC COM
WHD	CACTUS INC CL A
WHF	WHITEHORSE FIN INC COM
WHFCL	WHITEHORSE FIN INC CAL 28

WHG	WESTWOOD HLDGS GROUP INC COM
WHLR	WHEELER REAL ESTATE INVT TR IN COM
WHLRD	WHEELER REAL ESTATE INVT TR IN PFD CNV SER D
WHLRL	WHEELER REAL ESTATE INVT TR IN 7% SR NT 31
WHLRP	WHEELER REAL ESTATE INVT TR IN CV PFD SER B
WHR	WHIRLPOOL CORP COM
WHWK	WHITEHAWK THERAPEUTICS INC COM
WIA	WESTERN ASST INFLTN LKD INM FD COM SH BEN INT
WILC	G WILLI FOOD INTL LTD ORD
WILD	TIDAL TRUST III VISTASHARES ANIM
WIMI	WIMI HOLOGRAM CLOUD INC ORD SHS CL B NEW
WINA	WINMARK CORP COM
WINC	LEGG MASON ETF INVT WESTN AST SHRT
WING	WINGSTOP INC COM
WINN	HARBOR ETF TRUST LONG TERM GROWER
WINT	WINDTREE THERAPEUTICS INC COM NEW
WIP	SPDR SERIES TRUST FTSE INT GVT ETF
WISE	THEMES ETF TR GENERATIVE ARTIF
WIT	WIPRO LTD SPON ADR 1 SH
WIW	WESTERN AST INFL LKD OPP & INM COM
WIX	WIX COM LTD SHS
WK	WORKIVA INC COM CL A
WKC	WORLD KINECT CORPORATION COM
WKEY	WISEKEY INTERNATIONAL HLDS LTD SPON ADR
WKHS	WORKHORSE GROUP INC COM NEW
WKSP	WORKSPORT LTD COM NEW
WLAC	WILLOW LANE ACQUISITION CORP. ORD SHS CL A
WLACU	WILLOW LANE ACQUISITION CORP. UNIT
WLACW	WILLOW LANE ACQUISITION CORP. WT EXP 103131
WLDN	WILLDAN GROUP INC COM
WLDS	WEARABLE DEVICES LTD SHS
WLDSW	WEARABLE DEVICES LTD WT EXP
WLFC	WILLIS LEASE FIN CORP COM
WLGS	WANG LEE GROUP INC SHS

WLK	WESTLAKE CORPORATION COM
WLKP	WESTLAKE CHEM PARTNERS LP COM UNIT RP LP
WLTG	ETF OPPORTUNITIES TRUST WEALTHTRUST DBS
WLY	WILEY JOHN & SONS INC CL A
WLYB	WILEY JOHN & SONS INC CL B
WM	WASTE MGMT INC DEL COM
WMB	WILLIAMS COS INC COM
WMG	WARNER MUSIC GROUP CORP COM CL A
WMK	WEIS MKTS INC COM
WMS	ADVANCED DRAIN SYS INC DEL COM
WMT	WALMART INC COM
WNC	WABASH NATL CORP COM
WNDY	GLOBAL X FDS WIND ENERGY ETF
WNEB	WESTERN NEW ENG BANCORP INC COM
WNS	WNS HLDGS LTD COM SHS
WNTR	TIDAL TR II YIELDMAX MSTR SH
WNW	MEIWU TECHNOLOGY COMPANY LTD SHS NEW
WOK	WORK MED TECHNOLOGY GROUP LTD SHS CL A
WOLF	WOLFSPEED INC COM
WOMN	TIDAL TRUST III YWCA WOMENS ETF
WOOD	ISHARES TR GL TIMB FORE ETF
WOOF	PETCO HEALTH & WELLNESS CO INC COM
WOR	WORTHINGTON ENTERPRISES INC COM
WORX	SCWORX CORP COM NEW
WOW	WIDEOPENWEST INC COM
WPC	WP CAREY INC COM
WPM	WHEATON PRECIOUS METALS CORP COM
WPP	WPP PLC NEW ADR
WPRT	WESTPORT FUEL SYSTEMS INC COM
WRAP	WRAP TECHNOLOGIES INC COM
WRB	BERKLEY W R CORP COM
WRBY	WARBY PARKER INC CL A COM
WRD	WERIDE INC SPONSORED ADS
WRLD	WORLD ACCEP CORPORATION COM

WRN	WESTERN COPPER & GOLD CORP COM
WRND	NEW YORK LIFE INVESTMENTS ETF NYLI GLOBAL EQUI
WS	WORTHINGTON STL INC COM SHS
WSBC	WESBANCO INC COM
WSBCP	WESBANCO INC 6.75% DP PFD A
WSBF	WATERSTONE FINL INC MD COM
WSBK	WINCHESTER BANCORP INC COM
WSC	WILLSCOT HLDGS CORP COM CL A
WSFS	WSFS FINL CORP COM
WSM	WILLIAMS SONOMA INC COM
WSML	ISHARES TR MSCI WORLD SMALL
WSO	WATSCO INC COM
WSO.B	WATSCO INC CL B CONV
WSR	WHITESTONE REIT COM
WST	WEST PHARMACEUTICAL SVSC INC COM
WT	WISDOMTREE INC COM
WTBA	WEST BANCORPORATION INC CAP STK
WTBN	WISDOMTREE TR BIANCO TOTL RETU
WTF	WATON FINL LTD SHS
WTFC	WINTRUST FINL CORP COM
WTFCM	WINTRUST FINL CORP PFD-D FIX/FLT
WTFCN	WINTRUST FINL CORP 7.875 DP SH PF F
WTFCP	WINTRUST FINL CORP 6.875 DP SH PF E
WTGUU	WINTERGREEN ACQUISITION CORP UNIT EXP 052130
WTI	W & T OFFSHORE INC COM
WTID	BANK MONTREAL MEDIUM MICROSE LKD 43
WTIU	BANK MONTREAL MEDIUM MICROSECTORS LVG
WTM	WHITE MTNS INS GROUP LTD COM
WTMF	WISDOMTREE TR FUTRE STRAT FD
WTMU	WISDOMTREE TR CORE LADDERED MU
WTMY	WISDOMTREE TR HIGH INCOME LADD
WTO	UTIME LTD SHS NEW
WTPI	WISDOMTREE TR EQUITY PREMIUM
WTRE	WISDOMTREE TR NEW ECON REAL ES

WTRG	ESSENTIAL UTILS INC COM
WTS	WATTS WATER TECHNOLOGIES INC CL A
WTTR	SELECT WATER SOLUTIONS INC CL A COM
WTV	WISDOMTREE TR WISDOMTREE US VA
WTW	WILLIS TOWERS WATSON PLC LTD SHS
WU	WESTERN UN CO COM
WULF	TERAWULF INC COM
WVE	WAVE LIFE SCIENCES LTD SHS
WVVI	WILLAMETTE VY VINEYARD INC COM
WVVIP	WILLAMETTE VY VINEYARD INC RED PFD SER A
WWD	WOODWARD INC COM
WWJD	NORTHERN LTS FD TR IV INSPIRE INTL ETF
WWR	WESTWATER RES INC COM NEW
WWW	WOLVERINE WORLD WIDE INC COM
WXET	LISTED FDS TR TEUCRIUM 2X DLY
WXM	WF INTL LTD ORD SHS
WY	WEYERHAEUSER CO MTN BE COM NEW
WYHG	WING YIP FOOD CHINA HLDGS GROU SPONSORED ADS
WYNN	WYNN RESORTS LTD COM
WYY	WIDEPOINT CORP COMMON
X	UNITED STATES STL CORP NEW COM
XAGE	LONGEVITY HEALTH HLDGS INC COMMON STOCK
XAGEW	LONGEVITY HEALTH HLDGS INC WT EXP 071228
XAIR	BEYOND AIR INC COM
XAIX	DBX ETF TR XTRACKERS ARTIFI
XAR	SPDR SERIES TRUST AEROSPACE DEF
XB	BONDBLOXX ETF TRUST B RT USD HI YLD
XBB	BONDBLOXX ETF TRUST BB RT USD HI YLD
XBI	SPDR SERIES TRUST S&P BIOTECH
XBIL	RBB FD INC US TRSRY 6 MNTH
XBIO	XENETIC BIOSCIENCES INC COM
XBIT	XBIOTECH INC COM
XBP	XBP EUROPE HOLDINGS INC COM
XBPEW	XBP EUROPE HOLDINGS INC WT EXP 113028

XBTY	GRANITESHARES ETF TR YIELDBOOST BITCO
XC	WISDOMTREE TR EMERGING MKT EXC
XCCC	BONDBLOXX ETF TRUST CCC RT USD HI YL
XCEM	COLUMBIA ETF TR II EM CORE EX ETF
XCH	XCHG LTD SPONSORED ADS
XCLR	GLOBAL X FDS S&P 500 COLLAR
XCNY	SPDR INDEX SHS FDS SPDR S&P EMERGIN
XCOR	FUNDX INVT TR FUNDX ETF
XCUR	EXICURE INC COM
XEL	XCEL ENERGY INC COM
XELB	XCEL BRANDS INC COM
XENE	XENON PHARMACEUTICALS INC COM
XERS	XERIS BIOPHARMA HOLDINGS INC COM
XES	SPDR SERIES TRUST OILGAS EQUIP
XFIV	BONDBLOXX ETF TRUST BLOOMBERG FVE YR
XFIX	RBB FD INC FM OPPORTUNISTIC
XFLT	XAI OCTAGN FLT RAT & ALT INM T COM
XFLX	FUNDX INVT TR FLEXIBLE ETF
XFOR	X4 PHARMACEUTICALS INC COM NEW
XGN	EXAGEN INC COM
XHB	SPDR SERIES TRUST S&P HOMEBUILD
XHE	SPDR SERIES TRUST HLTH CR EQUIP
XHG	XCHANGE TEC.INC SPONS ADS CL A
XHLD	TEN HLDGS INC COM
XHLF	BONDBLOXX ETF TRUST BLOOMBERG SIX MN
XHR	XENIA HOTELS & RESORTS INC COM
XHS	SPDR SERIES TRUST HLTH CARE SVCS
XHYC	BONDBLOXX ETF TRUST USD HI YLD CONSU
XHYD	BONDBLOXX ETF TRUST USD HI YLD NON C
XHYE	BONDBLOXX ETF TRUST USD HI YLD ENERG
XHYF	BONDBLOXX ETF TRUST USD HI YLD FINAN
XHYH	BONDBLOXX ETF TRUST USD HI YLD HEALT
XHYI	BONDBLOXX ETF TRUST USD HI YLD INDUS
XHYT	BONDBLOXX ETF TRUST USD HI YLD TELEC

XIDV	FRANKLIN TEMPLETON ETF TR INTL DIV MULTIPL
XIFR	XPLR INFRASTRUCTURE LP COM UNIT PART IN
XIN	XINYUAN REAL ESTATE CO LTD SPON ADR
XITK	SPDR SERIES TRUST FACTST INV ETF
XLB	SELECT SECTOR SPDR TR SBI MATERIALS
XLC	SELECT SECTOR SPDR TR COMMUNICATION
XLE	SELECT SECTOR SPDR TR ENERGY
XLF	SELECT SECTOR SPDR TR FINANCIAL
XLG	INVESCO EXCHANGE TRADED FD TR S&P 500 TOP 50
XLI	SELECT SECTOR SPDR TR INDL
XLK	SELECT SECTOR SPDR TR TECHNOLOGY
XLO	XILIO THERAPEUTICS INC COM
XLP	SELECT SECTOR SPDR TR SBI CONS STPLS
XLRE	SELECT SECTOR SPDR TR RL EST SEL SEC
XLSR	SSGA ACTIVE TR SPDR SSGA US SCT
XLU	SELECT SECTOR SPDR TR SBI INT-UTILS
XLV	SELECT SECTOR SPDR TR SBI HEALTHCARE
XLY	SELECT SECTOR SPDR TR SBI CONS DISCR
XMAG	TIDAL TR II DEFIANCE LARGE
XME	SPDR SERIES TRUST S&P METALS MNG
XMHQ	INVESCO EXCHANGE TRADED FD TR S&P MDCP QUALITY
XMLV	INVESCO EXCH TRADED FD TR II S&P MIDCP LOW
XMMO	INVESCO EXCHANGE TRADED FD TR S&P MDCP MOMNTUM
XMTR	XOMETRY INC CLASS A COM
XMVM	INVESCO EXCHANGE TRADED FD TR S&P MDCP VLU MNT
XNAV	FUNDX INVT TR AGGRESSIVE ETF
XNCR	XENCOR INC COM
XNET	XUNLEI LTD SPONSORED ADS
XNTK	SPDR SERIES TRUST NYSE TECH ETF
XOM	EXXON MOBIL CORP COM
XOMA	XOMA ROYALTY CORPORATION COM NEW
XOMAO	XOMA ROYALTY CORPORATION 8.375% DP PFD B
XOMAP	XOMA ROYALTY CORPORATION 8.625% CUM PFD A
XOMO	TIDAL TR II YIELDMAX XOM OPT

XOMX	DIREXION SHS ETF TR DAILY XOM BULL 2
XOMZ	DIREXION SHS ETF TR DAILY XOM BEAR 1
XONE	BONDBLOXX ETF TRUST BLOOMBERG ONE YR
XOP	SPDR SERIES TRUST S&P OILGAS EXP
XOS	XOS INC COM
XOSWW	XOS INC WT EXP 082026
XOVR	ENTREPRENEURSHARES SERIES TRUS ERSHARES PRIVATE
XP	XP INC CL A
XPAY	ROUNDHILL ETF TRUST ROUNDHILL S&P500
XPEL	XPEL INC COM
XPER	XPERI INC COMMON STOCK
XPEV	XPENG INC ADS
XPH	SPDR SERIES TRUST S&P PHARMAC
XPL	SOLITARIO RESOURCES CORP COM
XPND	FIRST TR EXCHNG TRADED FD VIII EXPANDED TECHNOL
XPO	XPO INC COM
XPOF	XPONENTIAL FITNESS INC COM CL A
XPON	EXPION360 INC COM NEW
XPP	PROSHARES TR ULT FTSE CHIN 50
XPRO	EXPRO GROUP HOLDINGS NV COM
XRAY	DENTSPLY SIRONA INC COM
XRLV	INVESCO EXCH TRADED FD TR II S&P 500 EX RAT
XRLX	FUNDX INVT TR CONSERVATIVE ETF
XRMI	GLOBAL X FDS S&P 500 RISK
XRPI	VOLATILITY SHS TR XRP ETF
XRPT	VOLATILITY SHS TR 2X XRP ETF
XRT	SPDR SERIES TRUST S&P RETAIL ETF
XRTX	XORTX THERAPEUTICS INC COM
XRX	XEROX HOLDINGS CORP COM NEW
XSD	SPDR SERIES TRUST S&P SEMICNDCTR
XSLV	INVESCO EXCH TRADED FD TR II S&P SMLCP LOW
XSMO	INVESCO EXCHANGE TRADED FD TR S&P SMLCP MOMENT
XSOE	WISDOMTREE TR EM EX ST-OWNED
XSVM	INVESCO EXCHANGE TRADED FD TR S&P SMCP VLU MNT

XSVN	BONDBLOXX ETF TRUST BLOOMBERG SEVEN
XSW	SPDR SERIES TRUST COMP SOFTWARE
XT	ISHARES TR EXPONENTIAL TECH
XTEN	BONDBLOXX ETF TRUST BLOOMBERG TEN YR
XTIA	XTI AEROSPACE INC COM NEW
XTKG	X3 HOLDINGS CO LTD SHS NEW
XTL	SPDR SERIES TRUST S&P TELECOM
XTLB	XTL BIOPHARMACEUTICALS LTD SPONSORED ADR NE
XTN	SPDR SERIES TRUST S&P TRANSN ETF
XTNT	XTANT MED HLDGS INC COM NEW
XTR	GLOBAL X FDS S&P 500 TAIL
XTRE	BONDBLOXX ETF TRUST BLOOMBERG THREE
XTWO	BONDBLOXX ETF TRUST BLOOMBERG TWO YR
XTWY	BONDBLOXX ETF TRUST BLOOMBERG TWENTY
XUDV	FRANKLIN TEMPLETON ETF TR US DIVIDEND MULT
XV	SIMPLIFY EXCHANGE TRADED FUNDS TARGET 15 DISTRI
XWEL	XWELL INC COM NEW
XXCH	DIREXION SHS ETF TR DAILY MSCI EMERG
XXII	22ND CENTY GROUP INC COM NEW
XXRP	LISTED FDS TR TEUCRIUM 2X LONG
XYF	X FINL SPONSORED ADS
XYL	XYLEM INC COM
XYLD	GLOBAL X FDS S&P 500 COVERED
XYLG	GLOBAL X FDS S&P 500 COVERED
XYLO	XYLO TECHNOLOGIES LTD SPONSORED ADS
XYZ	BLOCK INC CL A
XYZG	THEMES ETF TR LEVERAGE SHS 2X
XYZY	TIDAL TR II YIELDMAX XYZ OPT
YAAS	YOUXIN TECHNOLOGY LTD SHS CL A
YALA	YALLA GROUP LTD ADS
YALL	TIDAL ETF TR GOD BLESS AMER
YANG	DIREXION SHS ETF TR DAILY FTSE CHINA
YB	YUANBAO INC SPONSORED ADS
YBIT	TIDAL TR II YIELDMAX BITCOIN

YCBD	CBDMD INC COM SHS
YCL	PROSHARES TR II ULTRA YEN NEW
YCS	PROSHARES TR II ULTRASHORT YEN N
YEAR	AB ACTIVE ETFS INC ULTRA SHORT INCM
YELP	YELP INC CL A
YETI	YETI HLDGS INC COM
YEXT	YEXT INC COM
YFFI	SPINNAKER ETF SERIES INDEXPERTS YIELD
YFYA	LISTED FDS TR YIELDS FOR YOU I
YGLD	SIMPLIFY EXCHANGE TRADED FUNDS GOLD STRATEGY PL
YGMZ	MINGZHU LOGISTICS HLDGS LTD SHS NEW
YHC	LQR HSE INC COM
YHGJ	YUNHONG GREEN CTI LTD COM
YHNA	YHN ACQUISITION I LTD SHS
YHNAR	YHN ACQUISITION I LTD RT EXP 081529
YHNAU	YHN ACQUISITION I LTD UNIT EXP 081529
YI	111 INC SPONSORED ADS
YIBO	PLANET IMAGE INTL LTD USD CL A ORD SHS
YINN	DIREXION SHS ETF TR DL FTSE BULL 3X
YJ	YUNJI INC SPONSORED ADS A
YLD	PRINCIPAL EXCHANGE TRADED FDS ACTIVE HIGH YL
YLDE	LEGG MASON ETF INVT FRANKLIN CLEARBR
YMAB	Y-MABS THERAPEUTICS INC COM
YMAG	TIDAL TR II YIELDMAX MAGNIFI
YMAX	TIDAL TR II YIELDMAX UNIVERS
YMM	FULL TRUCK ALLIANCE CO LTD SPONSORED ADS
YOKE	EA SERIES TRUST YOKE CORE ETF
YOLO	ADVISORSHARES TR PURE CANNABIS
YORW	YORK WTR CO COM
YOSH	YOSHIHARU GLOBAL CO CL A NEW
YOU	CLEAR SECURE INC COM CL A
YPF	YPF SOCIEDAD ANONIMA SPON ADR CL D
YQ	17 ED & TECHNOLOGY GROUP INC SPONSORED ADR
YQQQ	TIDAL TR II YIELDMAX SHORT

YRD	YIREN DIGITAL LTD SPONSORED ADS
YSG	YATSEN HLDG LTD SPONSORED ADS
YSPY	GRANITESHARES ETF TR YIELDBOOST SPY E
YSXT	YSX TECH CO LTD SHS CL A
YTRA	YATRA ONLINE INC ORD SHS
YUM	YUM BRANDS INC COM
YUMC	YUM CHINA HLDGS INC COM
YXI	PROSHARES TR SHT FTSE CHIN 50
YXT	YXT COM GROUP HLDG LTD SPONSORED ADS
YYAI	CONNEXA SPORTS TECHNOLOGIES IN COM NEW
YYGH	YY GROUP HLDG LTD USD CL A ORD SHS
YYY	AMPLIFY ETF TR HIGH INCOME
Z	ZILLOW GROUP INC CL C CAP STK
ZAP	GLOBAL X FDS U S ELECTRIFICAT
ZBAI	ATIF HOLDINGS LIMITED ORD SHS NEW
ZBAO	ZHIBAO TECHNOLOGY INC USD ORD CL A SHS
ZBH	ZIMMER BIOMET HOLDINGS INC COM
ZBIO	ZENAS BIOPHARMA INC COM
ZBRA	ZEBRA TECHNOLOGIES CORPORATION CL A
ZCMD	ZHONGCHAO INC SHS NEW
ZD	ZIFF DAVIS INC COM
ZDAI	PRIMEGA GROUP HLDGS LTD SHS NEW
ZDGE	ZEDGE INC CL B
ZENA	ZENATECH INC COM NEW
ZENV	ZENVIA INC CLASS A COM
ZEO	ZEO ENERGY CORP CL A
ZEOWW	ZEO ENERGY CORP WT EXP 031329
ZEPP	ZEPP HEALTH CORPORATION SPONSORED ADR
ZETA	ZETA GLOBAL HOLDINGS CORP CL A
ZEUS	OLYMPIC STEEL INC COM
ZG	ZILLOW GROUP INC CL A
ZGN	ERMENEGILDO ZEGNA N V ORD SHS
ZH	ZHIHU INC SPONSORED ADS
ZHDG	TIDAL ETF TR ZEGA BUY AND HED

ZIG	ETF SER SOLUTIONS ACQUIRERS FD
ZIM	ZIM INTEGRATED SHIPPING SERV SHS
ZIMV	ZIMVIE INC COM
ZION	ZIONS BANCORPORATION N A COM
ZIONP	ZIONS BANCORPORATION NATL ASSN PFD 1/40 SER A
ZIP	ZIPRECRUITER INC CL A
ZIPP	TIDAL TR II STKD 100 UBER
ZJK	ZJK INDL CO. LTD. ORD SHS
ZJYL	JIN MED INTL LTD. SHS NEW
ZK	ZEEKR INTELLIGENT TECHNOLOGY SPON ADS
ZKH	ZKH GROUP LTD SPONSORED ADS
ZKIN	ZK INTL GROUP CO LTD SHS NEW
ZLAB	ZAI LAB LTD ADR
ZM	ZOOM COMMUNICATIONS INC CL A
ZNTL	ZENTALIS PHARMACEUTICALS INC COM
ZONE	CLEANCORE SOLUTIONS INC CLASS B COM SHS
ZOOZ	ZOOZ PWR LTD SHARE
ZOOZW	ZOOZ PWR LTD WT EXP 040229
ZROZ	PIMCO ETF TR 25YR+ ZERO U S
ZS	ZSCALER INC COM
ZSB	USCF ETF TR SUSTAINABLE BAT
ZSC	USCF ETF TR USCF SUSTAINABLE
ZSL	PROSHARES TR II ULTRA SHORT SILV
ZSPC	ZSPACE INC COM
ZTAX	XSQUARE SER TR MUNICIPAL INCOME
ZTEK	ZENTEK LTD COM
ZTEN	RBB FD INC F M 10 YEAR INVE
ZTO	ZTO EXPRESS CAYMAN INC SPONSORED ADS A
ZTOP	RBB FD INC F/M HIGH YIELD
ZTR	VIRTUS TOTAL RETURN FD INC COM
ZTRE	RBB FD INC F/M 3 YEAR INVES
ZTS	ZOETIS INC CL A
ZTWO	RBB FD INC F M 2YEAR INVES
ZUMZ	ZUMIEZ INC COM

ZURA	ZURA BIO LTD CLASS A ORD SHS
ZVIA	ZEVIA PBC CL A
ZVRA	ZEVRA THERAPEUTICS INC COM NEW
ZVSA	ZYVERSA THERAPEUTICS INC COM
ZWS	ZURN ELKAY WATER SOLNS CORP COM
ZYBT	ZHENGYE BIOTECHNOLOGY HLDG LTD ORD SHS
ZYME	ZYMEWORKS INC COM
ZYXI	ZYNEX INC COM
ZZZ	ONEFUND TRUST CYBER HORNET S&P